As filed with the Securities and Exchange Commission on September 15, 2020

Registration No. 333-248309

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

American Well Corporation

(Exact Name of Registrant as Specified in Its Charter)

Delaware	7372	20-5009396
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

75 State Street, 26th Floor

Boston, MA 02109

(617) 204-3500

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Bradford Gay

General Counsel

American Well Corporation

75 State Street, 26th Floor

Boston, MA 02109

(617) 204-3500

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Michael Kaplan Marcel Fausten Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000	Michael Benjamin Nathan Ajiashvili Latham & Watkins LLP 885 Third Avenue New York, New York 10022 (212) 906-1200

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

Title of each Class of Securities To Be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Class A Common Stock, par value $0.01 per share	40,250,000	$16.00	$644,000,000	$83,591.20

(1)	Includes 5,250,000 additional shares of Class A common stock that the underwriters have the option to purchase.
(2)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended.
(3)	Previously paid.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we and the selling stockholders are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 15, 2020

PRELIMINARY PROSPECTUS

35,000,000 Shares

Class A Common Stock

We are offering 35,000,000 shares of our Class A common stock. This is our initial public offering and no public market currently exists for our Class A common stock. We anticipate that the initial public offering price will be between $14.00 and $16.00 per share. We have applied to list our Class A common stock on the New York Stock Exchange (“NYSE”) under the symbol “AMWL”.

Upon completion of this offering, we will have three classes of common stock, Class A, Class B and Class C common stock. Our Class B common stock, which will be held by our founders, Ido Schoenberg and Roy Schoenberg, will at all times hold 51% of our voting power so long as it is outstanding. Holders of our Class A, Class B and Class C common stock vote together as a single class on all matters, except as otherwise set forth in this prospectus (including that Class C shares will not vote on director elections), our amended and restated certificate of incorporation or as required by applicable law. Each outstanding share of Class B common stock will convert automatically into one share of Class A common stock upon any transfer, except for certain exceptions and upon permitted transfers described in our amended and restated certificate of incorporation and in certain other circumstances. Each share of Class C common stock will be convertible into Class A common stock at any time, subject to necessary regulatory approvals. After completion of this offering, we will be a “controlled company” within the meaning of the corporate governance standards of NYSE.

Google LLC has agreed to purchase $100 million of our Class C common stock in a private placement concurrent with the consummation of this offering, with the price per share to be equal to the purchase price to the public in this offering. See “Prospectus Summary—Recent Developments—Google Investment and Commercial Relationship.”

We are an “emerging growth company” as defined under the U.S. federal securities laws and, as such, we have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings. See “Prospectus Summary—Implications of Being an Emerging Growth Company.”

Investing in our Class A common stock involves a high degree of risk. See “Risk Factors” beginning on page 24 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$

(1)	We have agreed to reimburse the underwriters for certain FINRA-related expenses. See “Underwriters” for additional information regarding the underwriters’ compensation.

The underwriters have an option for a period of 30 days to purchase up to 3,525,944 additional shares of Class A common stock from us and 1,724,056 shares of Class A common stock from certain selling stockholders at the initial public offering price less the underwriting discounts and commissions.

The underwriters expect to deliver the shares of Class A common stock to purchasers on                 , 2020.

MORGAN STANLEY	GOLDMAN SACHS & CO. LLC	PIPER SANDLER

UBS INVESTMENT BANK	CREDIT SUISSE COWEN	BERENBERG

Prospectus dated                , 2020

Neither we, the selling stockholders nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. Neither we, the selling stockholders nor the underwriters take responsibility for, and can provide no assurance as to the reliability of, any other information that others may provide you. We are offering to sell, and seeking offers to buy, shares of Class A common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the Class A common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

Until             , 2020 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade our Class A common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

For investors outside of the United States: Neither we, the selling stockholders nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purposes is required, other than in the United States. Persons who come into possession of this prospectus and any applicable free writing prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus and any such free writing prospectus applicable to that jurisdiction.

Market, Industry and Other Data

This prospectus includes estimates regarding market and industry data and forecasts, which are based on publicly available information, industry publications and surveys, reports from government agencies, reports by

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market research firms or other independent sources and our own estimates based on our management’s knowledge of and experience in the market sectors in which we compete.

Certain monetary amounts, percentages and other figures included in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables or charts may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

Trademarks

We own or otherwise have rights to the trademarks and service marks, including those mentioned in this prospectus, used in conjunction with the marketing and sale of our products and services. This prospectus includes trademarks, such as American Well and Amwell, which are protected under applicable intellectual property laws and are our property and the property of our subsidiaries. This prospectus also contains trademarks, service marks, copyrights and trade names of other companies, which are the property of their respective owners. We do not intend our use or display of other companies’ trademarks, copyrights or trade names to imply a relationship with, or endorsement or sponsorship of us by any other companies. Solely for convenience, our trademarks and trade names referred to in this prospectus may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks and trade names.

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PROSPECTUS SUMMARY

Our Mission

Amwell connects and enables providers, insurers, patients and innovators to deliver greater access to more affordable, higher quality care.

Overview

We are a leading telehealth company enabling digital delivery of care for healthcare’s key stakeholders. We empower our clients at the enterprise level with the core technology and services necessary to successfully develop and distribute telehealth programs that meet their strategic, operational, and social objectives under their own brands. The Amwell Platform is a complete digital care delivery solution that equips our health system, health plan and innovator, including government, clients with the tools to enable new models of care for their patients and members. Our scalable technology embeds with our clients’ existing offerings and clinical workflows, spanning the continuum of care and enabling care delivery across a wide variety of clinical, retail, school and home settings. Our client-focused approach drives our success as one of the largest telehealth companies. As of June 30, 2020, we powered the digital care programs of 55 health plans, which support over 36,000 employers and collectively represent more than 80 million covered lives, as well as 150 of the nation’s largest health systems, encompassing more than 2,000 hospitals. Since inception, we have powered over 5.6 million telehealth visits for our clients, including more than 2.9 million in the six months ended June 30, 2020.

Healthcare today faces many challenges. Choice and access can be limited, care delivery is fragmented and inefficient, and costs continue to rise and shift to consumers while health outcomes have not improved. The healthcare industry is evolving to meet these challenges with innovative care models and new regulatory frameworks to promote more effective outcomes. As healthcare’s key stakeholders demand innovative technology solutions that streamline care delivery, lower costs, expand access and improve outcomes, we believe there is significant opportunity for transformation.

We believe Amwell makes this digital care transformation possible for the healthcare ecosystem. The Amwell Platform enables care delivery across the full healthcare continuum – from primary and urgent care in the home to high acuity specialty consults, such as telestroke and telepsychiatry, in the hospital. We support both on-demand and scheduled consultations and offer 40 pre-packaged care modules and programs that today power over 100 unique applications of our technology to different medical fact patterns, which we call use cases. Our platform can be fully embedded into our clients’ patient/member portals and provider workflows. Providers can launch telehealth directly from their native Electronic Health Records (“EHRs”), with seamless integration to their payer eligibility and claims systems. Providers, patients and members can access this care through a full range of Carepoints™, including via mobile, web, phone and our proprietary kiosks and carts that support multi-way video, phone or secure messaging interactions. As of June 30, 2020, over 50,000 of our clients’ providers use the Amwell Platform to serve their patients and members. When needed, we augment and extend our clients’ clinical capabilities with the Online Care Group and Asana Medical Technologies (collectively, the “Amwell Medical Group™” or “AMG”), a nationwide clinical network of over 5,000 multi-disciplinary providers covering 50 states with 24/7/365 coverage.

Amwell exists to empower healthcare’s leading players, who have earned the deep trust of their patients and members over decades, and does not aim to compete with or replace them. We help our clients white-label and embed telehealth within their existing healthcare offerings for their patients and members. Thus we enable our provider customers to offer a seamless experience that blends online convenience when needed with in-person care by known, trusted providers as part of a complete care program that offers patients continuity of care. In this way, providers can use our telehealth platform as an effective augmentation and not a replacement of their traditional care delivery.

Our digital care solution delivers value across the healthcare ecosystem, including the following examples:

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Patients needing treatment for minor conditions can be seen same day and save an average of 2.5 hours compared to office visits, while those with acute or chronic conditions can be treated in clinics or in their homes while their physicians receive expert care guidance from specialists.

•	Physicians can practice medicine from home offices as well as from clinical locations, enabling them to work on flexible schedules.

•

We believe health systems are able to improve clinical pathways, more effectively manage resources across their network and improve provider quality of life by allowing remote treatments. Telehealth can offer significant protection to healthcare workers through online triage and efficient patient transfers, as well as help mitigate the impact of infectious disease. Health systems are better equipped to acquire and retain customers in an increasingly competitive marketplace that demands convenient care.

•

Health plans and their employer clients utilize our platform to manage healthcare costs and deliver better health outcomes by expanding their care networks to fill gaps in care, shifting care to lower-cost settings and coordinating care more effectively across underutilized resources.

•

Healthcare innovator companies such as Philips, Apple, and Cerner, have used our platform to develop and deliver novel telehealth services and products. Our platform allows this ecosystem of companies to create differentiated healthcare offerings by forming unique partnerships together, further increasing the reach and integration of their products and services.

We have experienced significant growth since our inception. We derive our revenue from multiple stakeholders, including health systems, health plans, government clients and healthcare innovators. We monetize the value of our platform and services in the form of recurring platform subscription fees, usage-based clinical fees and related hardware and services fees. In 2019, 84.0% of our revenue was on a recurring basis.

Our revenue was $114.0 million and $148.9 million for the years ended December 31, 2018 and 2019, respectively, representing a year-over-year growth rate of 30.6%. We incurred net losses of $52.3 million and $88.4 million for the years ended December 31, 2018 and 2019, respectively.

Our revenue was $69.1 million and $122.3 million for the six months ended June 30, 2019 and 2020, respectively, representing a year-over-year growth rate of 77%. We incurred net losses of $41.6 million and $113.4 million for the six months ended June 30, 2019 and 2020, respectively.

Recent Developments

The COVID-19 pandemic has had a massive impact on our clients and, as a result, created significant needs and opportunities for Amwell to partner with them to help solve their most critical challenges. Key among these developments have been:

•	Significant reduction of regulatory and reimbursement barriers for telehealth;

•	Rapid demand increase for on-demand remote access to providers for COVID-19 symptom assessment and referral as needed to hospital or testing facilities; and

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A surge in scheduled visit volume, especially among health systems, as administrators seek to protect healthcare workers from patients who may be infected with coronavirus and to enable patients to receive ongoing care for conditions not related to COVID-19.

As a result of these developments, for the three months ended June 30, 2020, Amwell has seen average monthly visit volumes and average monthly active providers delivering healthcare on our platform increase over 300% and 400%, respectively, versus the averages for these metrics only three months earlier for the same period ended March 31, 2020.

Moreover, utilization of our platform to deliver care during the COVID-19 crisis increased dramatically, evident by our clients’ own providers accounting for 77% of the 2.2 million total visits performed on the Amwell Platform during the three months ended June 30, 2020, versus 50% of the over 700 thousand visits for the three month period ended March 31, 2020. We view this rapid embrace of healthcare delivery by a patient’s own doctor as evidence that doctors are increasingly using telemedicine to reach their patient population, patients are amenable to receiving care by their doctor virtually, and overall, providers and patients within the Amwell ecosystem are increasingly receiving care virtually on the Amwell Platform. While the COVID-19 crisis is a unique event, we believe that utilization of the Amwell Platform will remain at higher levels after the crisis versus levels previously forecasted before the crisis.

Visits in April 2020 were as high as over 40,000 per day, versus approximately 2,900 visits per day in April 2019 and the highest daily levels only two months earlier of 5,500 in January and February 2020. In spite of average daily visits in April 2020 at 10x the volume and the number of active providers delivering care at 9x, in both cases versus April 2019, average wait times remained under 10 minutes. For additional information, see “Business—Case Studies.”

Although the COVID-19 pandemic has led to the relaxation of certain regulatory and reimbursement barriers, it is uncertain how long the relaxed policies will remain in effect, and there can be no guarantee that once the COVID-19 pandemic is over that such restrictions will not be reinstated or changed in a way that adversely affects our business. For many health care companies engaging in telehealth, the most significant potential concern about returning to the status quo is that restrictions on the reimbursement of telehealth visits to Medicare beneficiaries, such as when a patient presents to a medical professional from a rural area or at a clinical site, could be re-imposed.

Currently, AMG, our affiliated provider group, does not perform these kinds of consultations. As such, all patients who experienced a first-time visit with AMG during the pandemic would be able to continue using the platform. In light of that, we do not believe that the visit volume on our platform or visit revenue will materially decrease based on a return to the status quo from a regulatory perspective. In fact, we believe that such a return would benefit us as the renewed enforcement of HIPAA regulations may force many marginal telehealth platforms out of the marketplace, thereby lessening our competition.

Our Industry Opportunities

Healthcare today is inefficient, expensive, complicated and fragmented – resulting in substantial challenges for providers, health plans, and patients. We believe telehealth is central to overcoming these key structural challenges, which include:

•	Solving the access crisis driven by provider shortages and inefficient resource allocation;

•	Addressing increasing healthcare costs for all key stakeholders;

•	Promoting greater coordination of care; and

•	Optimizing patient experience to drive recruitment and retention.

Our Solution

To capture these opportunities, we believe clients are seeking a comprehensive solution to support their connected care goals and consolidate unintegrated vendors and in-house designed solutions.

One Platform, Powering the Care Continuum

The Amwell Platform is a scalable, secure telehealth platform that supports a full range of telehealth functionality. The Amwell Platform consists of the Home line (provider-to-patient telehealth interactions, typically in the home) and the Hospital line (supporting provider-to-provider telehealth interactions, or provider-to-patient, typically in an inpatient or ambulatory setting). Our enterprise solution offers clients the ability to implement and quickly expand their telehealth offerings across many areas of clinical practice. Our platform is a highly configurable, white-labeled infrastructure that enables clients to deliver telehealth under their own brands and with their own providers. We offer a full range of management software, clinical workflows, Carepoint™ hardware and system integrations to deliver care across many modalities, including video, phone and secure messaging. Our platform is designed to support the continuum of care by offering the specific workflows and device solutions needed to deliver this care.

Our open architecture allows the Amwell Platform to connect to existing systems, devices and access endpoints and to embed telehealth into our clients’ workflows. Our software development kits (“SDKs”) enable access to a broad set of application programming interfaces (“APIs”) to offer clients the ability to integrate, embed and customize telehealth across their digital domains, including:

•	Patient access points such as white-labeled web and mobile apps, 24-hour nurse and customer support lines and customer applications, such as patient or member “digital front doors”;

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Provider access points, such as EHR systems, including Cerner, Epic and more. Clinicians can launch telehealth visits from within their EHRs, add records of new patients acquired via telehealth and share consult data through our bi-directional integrations; and

•	Administrative functions such as enrollment, clinical management, payment, eligibility and claims administration, e-prescribing, follow-up and data interchange.

The Amwell Platform is designed to quickly launch and remotely implement telehealth offerings for our clients and grow with them as they broaden their digital offerings through additional modules for a wide variety of use cases. Health systems typically begin with either urgent care or an acute use case and subsequently add modules. Health plans typically begin with an urgent care service and later add behavioral health or other services designed to support the needs of their employer clients. In emergency situations, such as natural disasters or the recent COVID-19 pandemic, our clients can start new practices and see patients using our telehealth solution in a matter of days.

We have designed the Amwell Platform to be intuitive and convenient for both patients and providers:

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Patients – For patient-initiated on-demand visits, patients can either choose a specific provider or elect to see the next available physician. For scheduled visits, patients are guided through pre-visit readiness assessments, can enroll themselves and their dependents, enter their medical history, check insurance coverage and select video or phone visits. Post visit, patients can access their visit record or share it with other providers in their care team. The Amwell Platform is rated an average of 4.8 out of 5 stars by patients on all health system and health plan platforms, as well as our direct-to-consumer platform, and has achieved an average NPS score of 56 across our clients’ various branded services for the full-year period ending December 31, 2019.

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Providers – The Amwell Platform is designed to deliver an easy-to-use provider experience via web or mobile application. Providers access familiar workflows for taking notes, prescribing, referencing clinical treatment guidelines and alerts for gaps in care or referral protocols. Importantly, many of our modules can be initiated directly from within a provider’s EHR system, creating a seamless experience.

Carepoints Enable a Variety of Clinical Settings

Patients and members access our platform through a wide variety of Carepoints. These Carepoints include not only patient and provider supplied devices for app-based access over web, mobile and phone, but also a full range of purpose-built devices for use in clinical settings. Our proprietary cart-based and kiosk Carepoints enable providers to deliver digital care into clinical care locations, such as the Emergency Department (the “ED”) and clinics, as well as into community settings such as retail stores, community centers, employer sites, skilled nursing facilities and schools. These devices are built to rigorous safety and clinical standards and have advanced features including far-end camera controls, fleet monitoring and connectivity to a variety of diagnostic scopes and examination tools. We are also developing home-based and hospital-based Carepoints that easily connect to existing TVs to deliver digital health services at home or in the hospital room. Our Carepoints support a range of modalities including multi-way video, phone connectivity and secure messaging to bring care teams to patients and members in the most efficient way possible.

Value-Added Services

We offer a full suite of paid, supporting services to our clients to enable their telehealth offerings. AMG is a 24/7/365 nationwide provider group with care capabilities that have been accredited with the National Committee for Quality Assurance (“NCQA”) and Utilization Review Accreditation Commission (“URAC”) Telehealth Accreditation Program. AMG employs more than 5,000 providers across primary and urgent care, behavioral health therapy, acute psychiatry, lactation counseling and nutrition to provide licensed, reimbursable medical staffing for digital care delivery to our clients. Clients can utilize AMG for staffing needs where they either do not employ full-time physicians, or as a bridge to facilitate the adoption of their telehealth programs among their own physicians over time. AMG can be used to augment provider capacity during nights, weekends or times of high demand, fill gaps in specialist coverage in acute hospital settings and enables expanded geographic coverage in cases where state-level licensing requirements restrict the ability of our clients’ own physicians to treat patients outside of their own geographic locations. Additionally, we provide professional services to facilitate telehealth implementation, workflow design, systems integration and service expansion. To help our clients promote adoption and utilization, we offer highly effective patient and provider engagement services through our internal digital engagement agency.

Our Value Proposition

We provide differentiated value to our clients by enabling them to deepen their relationships with new and existing patients, members and employees through improved care access, cost and quality:

For Health Systems

We enable the telehealth services of 150 of the nation’s largest health systems, encompassing more than 2,000 hospitals. Health systems typically use their Amwell Platform to:

•	Attract and retain patients;

•	Improve care delivery;

•	Mobilize care in times of need;

•	Directly integrate and embed within the EHR and clinical workflows; and

•	Improve provider experience.

For Health Plans

We power the digital care programs of 55 health plans whose clients include over 36,000 employers and who represent more than 80 million covered lives. Health plans use their Amwell Platform to:

•	Attract and retain employers and members;

•	Deliver greater access, cost savings and improve health outcomes;

•	Utilize existing in-network providers more effectively;

•	Optimize provider network design; and

•	Enable innovative care delivery models.

Healthcare Innovators

Amwell partners with healthcare innovators to design, develop and deliver new services and products over our Amwell Platform. We work with remote monitoring device makers, such as Philips, to deliver targeted programs for chronic disease management and sleep therapy. Our partnership with TytoCare powers an affordable home kit for patient-driven medical exams as part of a primary or urgent care visit. We also supported the Apple Heart Study conducted by Stanford University and published in the New England Journal of Medicine. The Apple Heart Study was the largest clinical trial ever conducted, with over 400,000 consumers sharing Apple Watch heart rate data to detect atrial fibrillation which AMG physicians would follow up and then refer patients to emergency care as needed. We believe the flexibility of the Amwell Platform enables healthcare innovators to rethink healthcare and improve outcomes for patients. While innovators accounted for less than 10% of our revenue in 2019 and therefore are not material to our overall results, we intend to further develop our relationships with innovators over time as an important part of our strategy.

The Power of Our Connected Exchange Ecosystem

Our Amwell Platform enables our individual client platforms to interconnect across the platform and benefit from shared clinical services or programs offered by another client on the Amwell “Exchange™”. A few of our clients have begun to use this capability. For example, Anthem distributes Cleveland Clinic services across several states, while Nemours offers its pediatric specialties nationwide. We also have health system clients developing digital programs to address diabetes and oncology needs. We believe that the value of the Amwell ecosystem grows for all clients as new clients join in, enabling healthcare’s leading brands to distribute these programs and services and leading to the creation of Centers of Excellence on the Amwell Platform.

Our Market Opportunity

Core U.S. Digital Care Market

We believe the annual total addressable market for our solutions is substantial and increasing. We estimate the current subscription revenue market opportunity for health plan and health system customers to be approximately $8.7 billion and $3.7 billion, respectively. There are over 290 million lives enrolled in insurance plans that we have identified as potential subscribers to our platform. We have also identified 802 health systems who would potentially benefit from the Amwell Platform. For AMG, we estimate the urgent care and telepsychiatry visit revenue market opportunity to be approximately $18.2 billion and $3.9 billion, respectively.

Additional Digital Care Market Opportunities

We intend to grow our addressable market through continued expansion into market adjacencies that we believe represent a significant opportunity to serve millions of additional potential patients and members.

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Medicare and Medicaid – There are 60 million Medicare enrollees today. Recent legislation such as the Creating Opportunities Now for Necessary and Effective Care Technologies (“CONNECT”) Health Act of 2019 and the Mental Health Telemedicine Expansion, as well as recent regulatory developments related to the COVID-19 pandemic create the potential for much broader Medicare and Medicaid reimbursement for digital care.

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Government – Government clients represent an addressable market that includes multiple state and federal agencies and departments including the Military Health System and the Defense Health Agency which provide care for over 9.4 million beneficiaries. Amwell has already deployed a program with the Defense Health Agency at Naval Hospital Jacksonville.

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International – We have deployed our platform internationally and enabled some of our U.S.-based clients to expand their capabilities globally. Meuhedet, the third largest health maintenance organization (“HMO”) in Israel, leverages the Amwell Platform to transform healthcare delivery with its more than one million members. We believe there is significant international opportunity for telehealth and we intend to assess specific opportunities through our strategic investors, such as Fosun in China and Allianz in Europe.

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Clinical Partnerships – Our partnership with Cleveland Clinic powers a first-of-its-kind initiative to drive clinical innovation and new care delivery options in close partnership with leading providers. This joint venture has launched with a Second Opinion service that connects patients and their local providers with Cleveland Clinic specialists; and could expand to other health systems, each contributing insight into new telehealth programs, capabilities and technology.

Our Competitive Strengths

Enabling Our Clients to Deliver the Continuum of Care

Our platform enables our clients to utilize their own provider networks to digitally distribute treatment to their patients and members across the continuum of care. This capability was demonstrated most clearly during the recent COVID-19 crisis, when our health system and health plan clients were able to deploy tens of thousands of their own providers onto their telehealth platforms. As of June 30, 2020, over 50,000 of our clients’ own providers address their patients’ needs, from primary care, the management of chronic care and specialist visits. We offer provider training, outreach and success services to drive increased patient acquisition and retention, appropriate utilization and better outcomes. We believe our ability to provide our clients with a platform that allows them to utilize their own trusted providers and networks differentiates us within our industry.

Flexible and Scalable Suite of Solutions

Our scalable platform allows us to grow with the digital care delivery needs of our clients. Most clients start by providing a single use case, such as urgent care, or start with a subset of their members or patients, such as employer administrative services. As our clients expand their digital care delivery solutions, they can add modules that support additional specialists or specific use cases across broader patient and/or member populations. Our products are currently available in more than 40 modules or programs that offer the necessary workflows to deliver care across over 100 individual use cases. In addition to clients increasing their telemedicine use cases over time, they tend to expand their use of Carepoints including our proprietary high-acuity carts and kiosks as well as consumer devices. As we expand our capabilities, our module, program and Carepoint-based approach allows us to partner with clients that are new to telehealth as well as with rapidly expanding telehealth market leaders.

Client-Branded, Embedded Digital Experiences

Our configurable Amwell Platform and its associated SDKs and APIs encourages our clients to white-label and deploy telehealth programs under their own brands, unlike other telehealth players who promote programs under their own names. Our differentiated approach empowers our clients to advance the look, feel and trust associated with their market-leading brands while we provide the core technology and clinical support to enable quality patient and member care. We are aligned with clients and partner to build tailored digital care distribution programs instead of competing with them for their patients.

Platform Integration That Provides for the Efficient Delivery of Digital Care

We enable digital care distribution to be integrated into existing care pathways and workflows rather than as a separate experience. Our proprietary SDKs, APIs and system integrations enable clients to embed telehealth into existing workflows utilized by providers and patients. Our platform is provided directly within or synchronized with our providers’ EHR systems, including Cerner and Epic, as well as through the mobile apps, 24-hour nurse and customer support lines and “digital front doors” that patients and members access. We also integrate with back end systems to streamline administrative functions such as enrollment, clinical management, payment, claims administration, e-prescribing, follow-up and data interchanges such as picture archiving and communication system (“PACS”). For our clients, this functionality eases administrative burdens and supports physician workflows. For patients and members, our embedded functionality simplifies digital care delivery directly into the portals and systems those individuals are already utilizing.

Connected Ecosystem of Health Systems, Health Plans and Innovators

We partner with many of the world’s largest and most trusted health systems, health plans and healthcare innovators. Our broad range of connected healthcare providers is attractive to health plans seeking to expand their care networks, while health systems are drawn to a network with a large number of health plans that allows for the possibility to extend their services through the digital distribution of their care. Our ecosystem benefits from scale in our client base across each stakeholder vertical. For example, we currently work with 30 of the 36 Blue plans nationally, who benefited as we added more of their cohort and allowed members with Blue cards to seamlessly access digitally distributed care outside the geography of their individual Blue plan. Our ecosystem is also strengthened by our partnerships with innovators that bring new services and capabilities to the Amwell Platform. Finally, the breadth of our ecosystem has enabled a deep understanding of health system and health plan workflows and reimbursement arrangements between our clients, allowing us to tailor our capabilities to their needs.

Access to Scalable, On-Demand Medical Services to Help Support Our Clients’ Digital Care Solutions

As part of our mission to enable digital care distribution, we offer our clients a medical staffing solution for digital health services through AMG, representing over 5,000 multi-disciplinary providers with 24/7/365 coverage across 50 states, that integrates with and extends their existing care capabilities. Our recent acquisition of Aligned Telehealth Inc. (the “Aligned Acquisition”) bolstered our roster to now include over 600 behavioral health providers, strengthening the network we are able to offer our customers. For health plans, AMG provides essential nationwide clinical coverage for members across a broad range of specialties. For health systems, most require clinical support for their initial programs and then transition to weekend or evening coverage as their providers come onboard. During natural disasters or emergent health events such as the COVID-19 pandemic, our affiliated provider network can quickly augment staffing needs. By delivering access to on-demand medical staffing, we believe we bring trust and stability to our clients’ digital care delivery solutions.

Experienced Management

Our management team has extensive operational experience in healthcare, technology and services. Our co-founders are experienced entrepreneurs with a proven track record of successfully founding, growing and leading multiple companies. Our executive leadership team has an average of 20 years of experience, including several executives who have been innovators in telehealth over the past decade. We believe our management team’s extensive business experience, along with the backing of key strategic healthcare investors, sets Amwell apart in the industry.

Our Growth Strategies

Drive Greater Adoption with our Existing Clients

We intend to continue to drive greater adoption among existing clients in four ways:

•

Expanding the populations to which they offer services – Health plans may begin by offering telehealth to a subset of their total membership and over time expand to more members. Health systems may start with a single hospital or region and then expand system wide.

•

Increasing adoption within existing populations – We see significant increases in utilization among clients as providers and patients have become more aware of and comfortable with telehealth, and as clients have embedded digital care more fully into their operations. We use targeted patient and provider engagement campaigns, best practices training as well as operational support to further drive an increase in usage across our platform.

•

Adding new modules and programs – Most clients begin with one or two use cases for telehealth, but then expand into additional clinical areas. For health plans, additional programs are typically focused around the needs of employer clients and are increasingly driven by Medicare Advantage and Managed Medicaid business. For health systems, additional modules typically include a range of specialty care use cases across the care continuum.

•

Expanding their Carepoints – Clients typically increase the number of Carepoints over time, as they penetrate additional locations and expand their own network of digital care delivery. As the number of Carepoints rise, utilization goes up and our clients recognize additional value. We intend to continue to promote our proprietary Carepoints across our client base and believe that new Carepoint offerings such as our planned home and hospital TV solutions will further expand usage of our platform.

Increase Penetration by Adding New Clients within our Core Verticals

While we already partner with many of the largest health systems and health plans in the United States, there is still significant white space to add additional customer relationships. Additionally, Medicare and

Medicaid programs provide a significant growth opportunity as they continue to expand telehealth as a reimbursable service across use cases. We expect to obtain an Authority to Operate within the Department of Defense’s health services which will provide additional entry points into government health services, where we believe there is a significant opportunity for growth. We continue to invest in our direct sales force and channel management capabilities to support growth and client support.

Invest in Platform to Continue to Expand Capabilities

We continue to invest in the Amwell Platform to develop new technologies, products, modules/programs and capabilities that meet the broadening needs of our clients. We also partner with our clients and other stakeholders to build new features, modules and programs. This includes the ongoing development of our digital tools program capabilities, which allow our clients to design new healthcare protocols by combining brick and mortar services with digital healthcare delivery in areas such as primary or cancer care. We plan to expand the reach of our digital platform into new areas by investing in new technologies. For example, our planned home and hospital TV Carepoint hardware solution will allow patients to access digital health services at home or in their hospital room via TVs. We are investing in AI technology that is designed to help expand patient engagement while improving efficiencies and reducing the cost of care. The first example of this AI deployment occurred during the COVID-19 crisis, when we launched “Ami,” an AI-based COVID-19 triage chatbot tool. Ami can be configured for use with other medical conditions and assessments. Continued investment in interoperability, including remote patient monitoring, advanced analytics and lab services as well as the home delivery of pharmaceuticals, is expected to allow us to expand use cases.

Increase Partnerships with Innovators to Better Enable the Digital Care Capabilities of our Clients

Our investments in interoperability with other technologies have allowed us to partner with innovative companies to develop unique products and services. Our current strategic partnership with Cerner, as well as relationships with Epic and other EHR providers, allows our services to be accessed directly through EHR interfaces. We recently developed a telehealth sleep program with Philips allowing for the remote diagnosis and treatment of various common sleep disorders. We have recently launched Second Opinion services through our Cleveland Clinic joint venture. We believe these partnerships will differentiate our offering and add new capabilities to drive demand and add value for our clients.

Expand into International Markets

As regulatory and reimbursement systems around the world evolve, we see a significant opportunity to expand internationally. We signed our first major international client in 2017 when Meuhedet Health Services, a leading Israeli Health Maintenance Organization with 1.2 million covered lives, joined our platform. Meuhedet’s telehealth program, launched in 2019, created Israel’s first “Hybrid HMO” using telehealth as the first line of contact for plan members for seamless care delivery and reduced facilities costs for Meuhedet. Our acquisition of Avizia, Inc. (“Avizia”) in 2018 also brought an international footprint in telehealth Carepoint carts that we continue to grow. We are also exploring joint international offerings with existing partners such as Philips and Cerner as well as with strategic investors such as Fosun and Allianz.

Selectively Pursue Acquisitions

Our comprehensive platform enables us to selectively pursue strategic and complementary assets to support our clients’ needs. We have a track record of successfully identifying and integrating acquisitions. The acquisition of Avizia in 2018 expanded our high-acuity care services and our hospital and Carepoint offerings. The Aligned Acquisition in 2019 expanded the number of behavioral health providers available in AMG and enhanced our ability to offer behavioral health resources and programs. We intend to continue to complement our strong organic growth opportunities by evaluating the acquisition of complementary products and services.

Recent Developments—Google Investment and Commercial Relationship

On August 22, 2020, we entered into a stock purchase agreement with Google LLC, which we refer to as “Google”, pursuant to which we have agreed to issue to Google $100 million of our Class C common stock, with the price per share to be equal to the purchase price to the public in this offering. Assuming a price equal to the midpoint of the range on the cover of this prospectus, we would issue 6,666,667 shares to Google. We refer to this transaction as the “Google Investment”. Upon consummation of this offering, Google’s equity interest in Amwell will be equal to approximately 3.03% of our common stock on a fully diluted basis. Closing of the Google Investment is contingent on the consummation of this offering.

Any shares of Class C common stock owned by Google will be subject to a 180-day lock-up in favor of the underwriters and Google has agreed with us not to transfer its Class C common stock for one year from the closing date of this offering, subject to certain exceptions and unless otherwise agreed to by us. In connection with this investment, Google will become a party to our investors rights agreement pursuant to which it will be entitled to certain registration rights. See “Description of Capital Stock—Registration Rights.”

We have also entered into an agreement with Google to enable telehealth video traffic of Amwell Home and Amwell Now, a version of Amwell Home that enables access to video visits and that does not require any app download, on the Google Cloud Platform by January 2021 and to enable and encourage our clients to redirect their Amwell telehealth video traffic to the Google Cloud Platform. This agreement contemplates that Amwell will be Google Cloud’s global telehealth solution platform partner and that the Google Cloud Platform will be our global cloud platform partner for telehealth visits. The partnership is strategic and contemplates differentiating elements of deep and comprehensive collaboration across technology, innovation and go-to-market commitments. While we believe that this partnership will help us expand and enhance our platform, we cannot guarantee that the partnership will be successful or result in increased client use of our applications or increased revenue.

Risks Related to Our Business

Investing in our Class A common stock involves substantial risk. You should carefully consider all of the information in this prospectus prior to investing in our Class A common stock. There are several risks related to our business and our ability to leverage our strengths described elsewhere in this prospectus that are described under “Risk Factors” elsewhere in this prospectus. Among these important risks are the following:

•	weak growth and increased volatility in the telehealth market;

•	our history of losses and the risk we may not achieve profitability;

•	inability to adapt to rapid technological changes;

•

our limited number of significant clients (including our largest customer by revenue, Anthem, which accounted for 21%, 23% and 22% of our revenue for the years ended December 31, 2018 and 2019 and the six months ended June 30, 2020, respectively) and the risk that we may lose their business;

•	increased competition from existing and potential new participants in the healthcare industry;

•	changes in healthcare laws, regulations or trends as well as our ability to operate in the heavily regulated healthcare industry;

•	compliance with regulations concerning personally identifiable information and personal health industry;

•	slower than expected growth in patient adoption of telehealth and in platform usage by either clients or patients;

•	inability to grow our base of affiliated and non-affiliated providers sufficient to serve patient demand;

•	the outbreak of the novel coronavirus (COVID-19) and its impact on business and economic conditions;

•	inability to remediate material weaknesses or maintain effective internal control over financial reporting;

•

holders of our Class A common stock will have limited or no ability to influence corporate matters due to the multiple class structure of our common stock and the ownership of Class B common stock by Ido Schoenberg and Roy Schoenberg (the “Founders”), which will have the effect of concentrating voting control with our founders for the foreseeable future; and

•	after this offering, our executive officers, directors and principal stockholders will continue to retain significant voting power.

Controlled Company

Upon the closing this offering, our common stock, including common stock issuable upon the automatic conversion of our convertible preferred stock, will all become Class A common stock except shares held by our Founders, which will become Class B common stock. In addition, assuming a price equal to the midpoint of the price range on the cover of this prospectus, Google will receive 6,666,667 shares of Class C common stock. Holders of Class B common stock will at all times hold 51% of our voting power so long as any shares of Class B common stock are outstanding. Accordingly, we will be a “controlled company” within the meaning of NYSE rules following completion of this offering.

Implications of Being an Emerging Growth Company

As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), enacted in April 2012. An “emerging growth company” may take advantage of exemptions from some of the reporting requirements that are otherwise applicable to public companies that are not emerging growth companies. These exemptions include:

•

being permitted to present only two years of audited consolidated financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in this prospectus;

•

not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”), in the assessment of our internal control over financial reporting;

•	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements;

•

an exemption from compliance with the requirement of the Public Company Accounting Oversight Board regarding the communication of critical audit matters in the auditor’s report on the financial statements; and

•	exemption from the requirements of holding a nonbinding advisory vote on executive compensation and obtaining stockholder approval of any golden parachute payments not previously approved.

We may take advantage of these reporting exemptions until we are no longer an emerging growth company. We will remain an emerging growth company until the last day of our fiscal year following the fifth anniversary of the completion of this offering. However, if certain events occur prior to the end of such five-year period, including, but not limited to, if we have more than $700.0 million in market value of our Class A common stock held by non-affiliates (assessed as of the most recently completed second fiscal quarter), or if our annual gross revenue exceeds $1.07 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period.

We have elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of some, but not all, of the reduced reporting requirements in future filings. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.

In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that it is (i) no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act.

Company Information

American Well Corporation was incorporated in the State of Delaware on June 1, 2006. Our principal executive offices are located at 75 State Street, 26th Floor, Boston, MA 02109, and our telephone number is (617) 204-3500. Our website address is www.americanwell.com. Information on, or accessible through, our website is not part of this prospectus, nor is such content incorporated by reference herein, and should not be relied upon in determining whether to make an investment in our Class A common stock.

THE OFFERING

Class A common stock offered by us	35,000,000 shares.

Class A common stock outstanding after this offering	187,432,130 shares (or 190,958,074 if the underwriters exercise in full their option to purchase additional shares of Class A common stock from us and the selling stockholders).

Class B common stock outstanding after this offering	26,065,766 shares.

Class C common stock outstanding after this offering	6,666,667 shares (assuming the price to the public in this offering, which also represents the purchase price for the shares of Class C common stock to be sold concurrently with this offering, is equal to the midpoint of the price range set forth of the cover of this prospectus).

Total Class A, Class B and Class C common stock to be outstanding after this offering	220,164,563 shares (or 223,690,507 if the underwriters exercise in full their option to purchase additional shares of Class A common stock from us and the selling stockholders).

Option to purchase additional shares	We and the selling stockholders have granted the underwriters an option for a period of 30 days to purchase up to 3,525,944 additional shares of Class A common stock from us and 1,724,056 shares of Class A common stock from certain selling stockholders.

Voting Rights	Upon completion of this offering, we will have three classes of voting common stock, Class A, Class B and Class C common stock. All of our outstanding common stock will be converted into Class A common stock, except shares held by our Founders, which will be converted into Class B common stock. Following this offering, all of our Class C common stock will be held by Google. Holders of Class A, Class B and Class C common stock will vote together as a single class on all matters other than the election of directors, in which case holders of Class C common stock will not have a vote, unless otherwise required by law or as specified in our amended and restated certificate of incorporation. Each share of Class A and Class C common stock will have one vote per share. The Class B common stock will collectively be entitled to a number of votes that equal 51% of the total voting power of all shares of common stock and preferred stock entitled to vote. Accordingly, our Founders, as holders of our Class B common stock, will at all times hold 51% of our voting power. As a result, our Founders, as the holders of the outstanding shares of Class B common stock, will have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of our directors and the approval of any change in control transaction. See “Description of Capital Stock—Common Stock—Voting Rights.”

Use of proceeds	We estimate the proceeds to us from this offering will be approximately $488.5 million (or $538.2 million if the underwriters exercise in full their option to purchase additional shares of Class A common stock), based on an assumed initial public offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering for working capital and general corporate purposes, including:

•	increasing engineering and development to expand the functionality and value of our core technology platform;

•	reducing operational and support costs through increased investment in automation, self-help and artificial intelligence;

•	expanding our sales force and account management team;

•	developing new verticals, including investment in market-specific functionality along with sales and operational support; and

•	potential acquisitions (both U.S. and international) to acquire new products, services, clients and member lives, although we have no commitments with respect to any such acquisitions at this time.

We intend to use a portion of the net proceeds that we receive from this offering to repurchase 472,865 issued and outstanding shares of Class A and 1,023,680 shares of Class B common stock (based on an assumed public offering price of $15.00, which is the midpoint of the price range set forth on the cover page of this prospectus) from certain of our executive officers and other employees at a purchase price per share equal to the initial public offering price per share of our Class A common stock to permit such executive officers and other employees to pay taxes owed or loans associated with taxes in connection with the vesting of equity awards (the “Net Share Settlement”). For further information, see “Use of Proceeds” and “Certain Relationships and Related Person Transactions—Transactions With Certain of Our Executive Officers and Other Employees”.

We will not receive any proceeds from sales of our Class A common stock by the selling stockholders pursuant to the underwriters’ option to purchase additional shares from such selling stockholders in this offering.

Conversion and related rights

Our Class A common stock will not be convertible into any other class of shares. Shares of our Class B and Class C common stock will be convertible into shares of our Class A common stock on a one-for-one basis at the option of the holder, in the case of shares of our Class C common stock, upon determination that a filing under the Hart-Scott-Rodino Antitrust Improvements Act (“HSR”) is not necessary prior to the holder’s conversion of such shares or, if required, upon expiration or termination of the HSR waiting period. In addition, each share of Class B common stock will convert automatically into one share of Class A common stock (i) upon any transfer of such share, except for certain permitted transfers to entities controlled by our Founders, as described in our amended and restated certificate of incorporation, (ii) on the first business day after the date on which the outstanding shares of Class B common stock constitutes less than 5% of the aggregate number of shares of our common stock then outstanding, as determined by our board of directors, (iii) on the first business day after the date on which neither Founder is serving as an executive officer, (iv) following seven years after the date our amended and restated certificate of incorporation becomes effective, provided that such period may, to the extent permitted by law and applicable stock exchange rules, be extended for three years upon the affirmative vote of the holders of a majority of the voting power of the then-outstanding shares of Class A common stock entitled to vote thereon, voting separately as a class. See “Description of Capital Stock—Common Stock—Conversion, Exchange and Transferability” for more information.

Dividend policy	We do not currently pay and do not currently anticipate paying dividends on our Class A, Class B and Class C common stock following this offering. Any declaration and payment of future dividends to holders of our Class A, Class B and Class C common stock will be at the sole discretion of our board of directors. See “Dividend Policy.”

Proposed symbol	“AMWL”

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our Class A common stock.

Unless we specifically state otherwise, throughout this prospectus the number of shares of our Class A, Class B and Class C common stock that will be outstanding after this offering is based on 179,994,441 shares of our common stock (including all shares issuable upon the automatic conversion of all shares of our preferred stock upon the closing of this offering) as of June 30, 2020, which will be automatically reclassified into 152,904,995 shares of Class A common stock and 27,089,446 shares of our Class B common stock immediately prior to this offering and 6,666,667 shares of Class C common stock being issued upon the closing of this offering to Google (assuming the price to the public in this offering, which also represents the purchase price for the shares of Class C common stock to be sold concurrently with this offering, is equal to the midpoint of the range set forth on the cover page of this prospectus).

The number of shares of our Class A common stock to be outstanding after this offering excludes:

•	21,503,799 shares of Class A common stock issuable upon the exercise of options outstanding as of June 30, 2020 at a weighted average exercise price of $3.83 per share;

•

25,618,222 shares of Class A common stock reserved for future issuance under our 2020 Equity Incentive Plan, which became effective on August 17, 2020, including 3,589,159 shares of Class A common stock reserved for future issuance under our 2006 Employee, Director and Consultant Stock Plan, which shares, upon the effectiveness of our 2020 Equity Incentive Plan, became available for future issuance under such plan;

•	2,028,461 shares of Class A common stock issuable upon vesting and settlement of restricted stock unit (“RSU”) awards as of June 30, 2020 under our equity incentive plans;

•	4,029,031 shares of Class A common stock issuable upon vesting and settlement of RSU awards to employees that were granted under our equity incentive plans in August 2020;

•	647,104 shares of common stock issuable upon exercise of options granted since June 30, 2020 at a weighted average exercise price of $9.89 per share; and

•	36,616,993 shares of Class A common stock reserved for issuance upon conversion of Class B and Class C common stock as of August 31, 2020.

The number of shares of our Class B common stock to be outstanding after this offering excludes:

•	3,529,766 shares of Class B common stock issuable upon the exercise of options outstanding as of June 30, 2020 at a weighted average exercise price of $5.56 per share; and

•	5,721,760 shares of Class B common stock issuable upon vesting and settlement of RSU awards as of June 30, 2020 under our equity incentive plans.

Unless we specifically state otherwise, all information in this prospectus assumes:

•	a 8.8-for-1 stock split in the form of a stock dividend of our common stock, which was effected on August 28, 2020;

•

the automatic conversion of all shares of our preferred stock outstanding as of June 30, 2020 into 136,625,900 shares of our common stock, which will occur immediately prior to the closing of this offering;

•

the reclassification of all shares of our common stock and preferred stock (on an as converted basis) outstanding as of June 30, 2020, other than 27,089,446 shares held by our Founders, into an equivalent number of shares of our Class A common stock, as well as the reclassification of 27,089,446 shares held by our Founders into an equivalent number of shares of our Class B common stock;

•	no exercise or cancellation of outstanding stock options subsequent to June 30, 2020;

•

our repurchase of 472,865 shares of Class A and 1,023,680 shares of Class B common stock (based on an assumed initial public offering price of $15.00, which is the midpoint of the price range set forth on the cover page of this prospectus) at the price per share offered to the public in this offering with a portion of the proceeds of this offering as part of the Net Share Settlement;

•

no exercise by the underwriters of their option to purchase 3,525,944 additional shares of our Class A common stock and 1,724,056 shares of Class A common stock from certain selling stockholders in this offering;

•	the filing of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws immediately prior to the closing of this offering; and

•

completion of the Google Investment and issuance of 6,666,667 shares of Class C common stock (assuming a price to the public in this offering of $15.00, which is the midpoint of the range set forth on the cover of this prospectus), although the number of shares issuable will depend on the price per share in this offering.

SUMMARY HISTORICAL FINANCIAL INFORMATION

The following table sets forth our summary historical financial information for the periods and as of the dates indicated. You should read the information contained in this table in conjunction with “Selected Historical Consolidated Financial Data,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and the related notes thereto included elsewhere in this prospectus. The statement of operations and comprehensive loss data for the years ended December 31, 2018 and 2019 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The balance sheet data as of June 30, 2020 and the statement of operations and comprehensive loss data for the six months ended June 30, 2019 and 2020 have been derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus. The unaudited interim consolidated financial statements have been prepared on the same basis as the audited annual consolidated financial statements and reflect, in the opinion of management, adjustments of a normal, recurring nature that are necessary for a fair statement of the unaudited interim consolidated financial statements. On July 3, 2018, we acquired Avizia, Inc. and on November 14, 2019, we acquired Aligned Telehealth, Inc. (“Aligned”). Financial results for both acquired entities are reflected in our financials for the periods subsequent to the relevant acquisition date.

Historical results are not necessarily indicative of the results that may be expected in the future.

	Year Ended December 31,		Six Months Ended June 30,
(in thousands except share and per share data)	2018	2019	2019	2020
Consolidated Statement of Operations and Comprehensive Loss Data:
Revenue	$113,955	$148,857	$69,081	$122,282
Costs and operating expenses:
Costs of revenue, excluding amortization of acquired intangible assets	58,612	79,976	36,000	76,853
Research and development	36,273	53,941	25,567	32,573
Sales and marketing	31,629	47,672	22,642	26,220
General and administrative	37,217	54,211	25,535	95,424
Depreciation and amortization expense	5,330	7,761	3,800	4,795

Total costs and operating expenses	169,061	243,561	113,544	235,865

Loss from operations	(55,106)	(94,704)	(44,463)	(113,583)
Interest income and other income (expense), net	2,794	5,535	3,261	1,155

Loss before benefit (expense) from income taxes and loss from equity method investment	(52,312)	(89,169)	(41,202)	(112,428)
Benefit (expense) from income taxes	—	803	(370)	(252)
Loss from equity method investment	—	—	—	(764)

Net loss	$(52,312)	$(88,366)	$(41,572)	$(113,444)

Net income (loss) attributable to non-controlling interest	362	(1,176)	(828)	(2,405)

Net loss attributable to American Well Corporation	$(52,674)	$(87,190)	$(40,744)	$(111,039)

Net loss per share attributable to common stockholders, basic and diluted	$(1.30)	$(2.12)	$(1.00)	$(2.66)

	Year Ended December 31,		Six Months Ended June 30,
(in thousands except share and per share data)	2018	2019	2019	2020
Weighted-average common shares outstanding, basic and diluted	40,583,826	41,138,798	40,936,028	41,793,108
Pro forma net loss per share attributable to common stockholders, basic and diluted(1)(2)		$(0.56)		$(0.65)
Pro forma weighted-average common shares outstanding, basic and diluted(1)(2)		155,558,387		170,009,765

(1)

See Note 24 to our consolidated financial statements appearing at the end of this prospectus for details on the calculation of basic and diluted net loss per share attributable to common stockholders and unaudited basic and diluted pro forma net loss per share attributable to common stockholders.

(2)

In June 2020, in anticipation of the IPO, the Company granted RSUs to the co-CEOs (the “IPO RSUs”). The IPO RSUs will be settled in Class A common stock once the awards are each vested (vesting occurs over a three-year period). For the purposes of pro forma net loss per share, the 2,442,186 Class A common shares underlying the IPO RSUs issuable at the IPO date, based on the assumed public offering price of $15.00 per share, which is the midpoint of the price range, are included in the pro forma weighted-average common shares amount as if they were outstanding from the date of grant, as the requisite future service is not substantive for accounting purposes.

	As of June 30, 2020
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)
Consolidated Balance Sheet Data
(in thousands)
Cash, cash equivalents and short term investments	$262,690	$262,690	$836,107
Working capital(3)	221,053	221,053	792,141
Total assets(4)	596,400	596,400	1,166,677
Total liabilities(4)	114,732	114,732	114,292
Convertible preferred stock	801,813	—	—
Common stock	434	1,800	2,202
Total stockholders’ equity (deficit)	$(320,145)	$481,668	$1,052,385

(1)

The pro forma consolidated balance sheet data gives effect to the automatic conversion of all outstanding shares of our preferred stock into shares of our Class A common stock upon the closing of this offering, as well as giving effect to stock-based compensation expense of approximately $23.6 million associated with the IPO RSUs. This pro forma adjustment is reflected as an increase to additional paid-in capital and accumulated deficit.

(2)

The pro forma as adjusted balance sheet data gives further effect to our issuance and sale of 35,000,000 shares of Class A common stock in this offering and 6,666,667 shares of Class C common stock in the Google Investment, at an assumed initial public offering price per share of Class A common stock and price per share of Class C common stock of $15.00 per share, which is the midpoint of the price range set forth on the cover of this prospectus after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and the use of a portion of the proceeds of this offering to repurchase 472,865 shares of Class A and 1,023,680 shares of Class B common stock (based on an assumed initial public offering price of $15.00, which is the midpoint of the price range set forth on the cover page of this prospectus) at a price equal to the price per share offered to the public in this offering pursuant to the Net Share Settlement. The pro forma as adjusted balance sheet data does not reflect equity incentive grants after June 30, 2020, but does give effect to certain of the shares repurchased pursuant to the Net Share

Settlement related thereto. See “Executive and Director Compensation—Other Compensation Plans—American Well Corporation 2006 Employee, Director and Consultant Stock Plan”.
(3)	Working capital is defined as total current assets minus total current liabilities.
(4)	The Company adopted ASC 842 in the year ended December 31, 2019 on a modified retrospective basis.

Non-GAAP Financial Measures

In addition to our financial results determined in accordance with GAAP, we believe adjusted EBITDA, a non-GAAP measure, is useful in evaluating our operating performance. We use adjusted EBITDA to evaluate our ongoing operations and for internal planning and forecasting purposes. We believe that this non-GAAP financial measure, when taken together with the corresponding GAAP financial measures, provides meaningful supplemental information regarding our performance by excluding certain items that may not be indicative of our business, results of operations or outlook. In particular, we believe that the use of adjusted EBITDA is helpful to our investors as it is a metric used by management in assessing the health of our business and our operating performance. However, non-GAAP financial information is presented for supplemental informational purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with GAAP. In addition, other companies, including companies in our industry, may calculate similarly-titled non-GAAP measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of our non-GAAP financial measure as a tool for comparison. A reconciliation is provided below for our non-GAAP financial measure to the most directly comparable financial measure stated in accordance with GAAP. Investors are encouraged to review the related GAAP financial measure and the reconciliation of this non-GAAP financial measure to its most directly comparable GAAP financial measure, and not to rely on any single financial measure to evaluate our business.

Adjusted EBITDA

Adjusted EBITDA is a key performance measure that our management uses to assess our operating performance. Because adjusted EBITDA facilitates internal comparisons of our historical operating performance on a more consistent basis, we use this measure for business planning purposes and in evaluating acquisition opportunities.

We calculate adjusted EBITDA as net loss adjusted to exclude (i) interest income and other income, net, (ii) tax benefit and expense, (iii) depreciation and amortization, (iv) stock-based compensation expense, (v) initial public offering expenses, (vi) acquisition-related expenses and (vii) other items affecting our results that we do not view as representative of our ongoing operations, including direct and incremental expenses associated with the COVID-19 pandemic. We had no such other items during the years ended December 31, 2018 and 2019 or the six months ended June 30, 2019.

The following table presents a reconciliation of adjusted EBITDA from the most comparable GAAP measure, net loss, for each of the years ended December 31, 2018 and 2019 and the six months ended June 30, 2019 and 2020:

	Year Ended December 31,		Six Months Ended June 30,
(in thousands)	2018	2019	2019	2020
Net loss	$(52,312)	$(88,366)	$(41,572)	$(113,444)
Add:
Depreciation and amortization	5,330	7,761	3,800	4,795
Interest and other income, net	(2,794)	(5,535)	(3,261)	(1,155)
(Benefit) expense from income taxes	—	(803)	370	252
Stock-based compensation	7,669	12,135	5,071	72,096
Initial public offering expenses	3,098	127	6	677
Acquisition-related (income) expenses	1,298	2,020	95	(48)
COVID-19-related expenses(1)	—	—	—	5,742

Adjusted EBITDA	$(37,711)	$(72,661)	$(35,491)	$(31,085)

(1)

COVID-19-related expenses include non-recurring provider bonus payments, emergency hosting licensing fees and non-medical provider temporary labor costs related to on-boarding non-AMG providers incurred in response to the initial outbreak of the COVID-19 virus as Amwell attempted to scale quickly to meet unusually high patient and non-AMG provider demand.

Some of the limitations of adjusted EBITDA include (i) adjusted EBITDA does not properly reflect capital commitments to be paid in the future, and (ii) although depreciation and amortization are non-cash charges, the underlying assets may need to be replaced and adjusted EBITDA does not reflect these capital expenditures. Our IPO and acquisition-related expenses, including legal, accounting and other professional expenses, reflect cash expenditures and we expect such expenditures for acquisitions to recur from time to time. Our adjusted EBITDA may not be comparable to similarly titled measures of other companies because they may not calculate adjusted EBITDA in the same manner as we calculate the measure, limiting its usefulness as a comparative measure. In evaluating adjusted EBITDA, you should be aware that in the future we will incur expenses similar to the adjustments in this presentation. Our presentation of adjusted EBITDA should not be construed as an inference that our future results will be unaffected by these expenses or any unusual or non-recurring items. Adjusted EBITDA should not be considered as an alternative to loss before benefit from income taxes, net loss, earnings per share, or any other performance measures derived in accordance with U.S. GAAP. When evaluating our performance, you should consider adjusted EBITDA alongside other financial performance measures, including our net loss and other GAAP results.

RISK FACTORS

An investment in our Class A common stock involves a high degree of risk. You should consider carefully the following risks, together with the other information contained in this prospectus before you decide whether to buy our Class A common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of or that we do not currently deem material may also become important factors that adversely affect our business. If any of the events contemplated by the following discussion of risks should occur, our business, financial condition, results of operations and cash flows could suffer significantly. As a result, the market price of our Class A common stock could decline, and you may lose all or part of the money you paid to buy our Class A common stock. The following is a summary of all the material risks known to us.

Risks Related to Our Business and Industry

The telehealth market is immature and volatile, and if it does not develop, if it develops more slowly than we expect, if it encounters negative publicity or if our services are not competitive, the growth of our business will be harmed.

The telehealth market is relatively new and unproven, and it is uncertain whether it will achieve and sustain high levels of demand, consumer acceptance and market adoption. Our success will depend to a substantial extent on the willingness of our clients’ members or patients to use, and to increase the frequency and extent of their utilization of, our services, as well as on our ability to demonstrate the value of telehealth to employers, health plans, government agencies and other purchasers of healthcare for beneficiaries. Negative publicity concerning our services or the telehealth market as a whole could limit market acceptance of our services. If our clients, or their members or patients, do not perceive the benefits of our services, or if our services are not competitive, then our market may not develop at all, or it may develop more slowly than we expect. Similarly, individual and healthcare industry concerns or negative publicity regarding patient confidentiality and privacy in the context of telehealth could limit market acceptance of our healthcare services. If any of these events occurs, it could have a material adverse effect on our business, financial condition or results of operations.

We have a history of losses, which we expect to continue, and we may never achieve or sustain profitability.

We have incurred significant losses in each period since our inception. We incurred net losses of $52.3 million and $88.4 million for the years ended December 31, 2018 and 2019, respectively, and $41.6 million and $113.4 million for the six months ended June 30, 2019 and 2020, respectively. As of June 30, 2020, we had an accumulated deficit of $469.0 million. These losses and accumulated deficit reflect the substantial investments we made to acquire new clients and develop our technology platform. We intend to continue scaling our business to increase our client, patient, member and provider bases, broaden the scope of services we offer, invest in research and development and expand the applications of our technology through which consumers can access our services. Accordingly, we anticipate that cost of revenue and operating expenses will increase substantially in the foreseeable future. These efforts may prove more expensive than we currently anticipate and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. We cannot assure you that we will achieve profitability in the future or that, if we do become profitable, we will be able to sustain or increase profitability. Our prior losses, combined with our expected future losses, have had and will continue to have an adverse effect on our stockholders’ equity and working capital. As a result of these factors, we may need to raise additional capital through debt or equity financings in order to fund our operations, and such capital may not be available on reasonable terms, if at all.

Rapid technological change in our industry presents us with significant risks and challenges.

The telehealth market is characterized by rapid technological change, changing consumer requirements, short product lifecycles and evolving industry standards. Our success will depend on our ability to enhance our solution with next-generation technologies and to develop or to acquire and market new services to access new consumer populations. There is no guarantee that we will possess the resources, either financial or personnel, for the research, design and development of new applications or services, or that we will be able to utilize these resources successfully and avoid technological or market obsolescence. Further, there can be no assurance that technological advances by one or more of our competitors or future competitors will not result in our present or future software-based products and services becoming uncompetitive or obsolete.

We operate in a competitive industry, and if we are not able to compete effectively, our business, financial condition and results of operations will be harmed.

While the telehealth market is in an early stage of development, it is competitive and we expect it to attract increased competition, which could make it difficult for us to succeed. We currently face competition in the telehealth industry from a range of companies, including specialized software and solution providers that offer similar solutions, often at substantially lower prices, and that are continuing to develop additional products and becoming more sophisticated and effective. These competitors include Doctor On Demand, MDLive and Teladoc. In addition, large, well-financed health systems have in some cases developed their own telehealth tools and may provide these solutions to their customers at discounted prices. EHR vendors, such as Cerner and Epic, could build telehealth functionality directly into their existing EHR systems instead of utilizing our services. The surge in interest in telehealth, and in particular the relaxation of HIPAA privacy and security requirements, has also attracted new competition from providers who utilize consumer-grade video conferencing platforms such as Zoom and Twilio. Competition from large software companies or other specialized solution providers, communication tools and other parties could result in continued pricing pressures, which is likely to lead to price declines in certain product segments, which could negatively impact our sales, profitability and market share.

Some of our competitors may have greater name recognition, longer operating histories and significantly greater resources than we do. Further, our current or potential competitors may be acquired by third parties with greater available resources. As a result, our competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards or customer requirements and may have the ability to initiate or withstand substantial price competition. In addition, current and potential competitors have established, and may in the future establish, cooperative relationships with vendors of complementary products, technologies or services to increase the availability of their solutions in the marketplace. Accordingly, new competitors or alliances may emerge that have greater market share, a larger customer base, more widely adopted proprietary technologies, greater marketing expertise, greater financial resources and larger sales forces than we have, which could put us at a competitive disadvantage.

Our competitors could also be better positioned to serve certain segments of the telehealth market, which could create additional price pressure. In addition, many healthcare provider organizations are consolidating to create integrated healthcare delivery systems with greater market power. As provider networks and managed care organizations consolidate, thus decreasing the number of market participants, competition to provide products and services like ours could become more intense, and the importance of establishing and maintaining relationships with key industry participants could increase. These industry participants may try to use their market power to negotiate price reductions for our products and services. In light of these factors, even if our solution is more effective than those of our competitors, current or potential clients may accept competitive solutions in lieu of purchasing our solution. If we are unable to successfully compete in the telehealth market, our business, financial condition and results of operations could be materially adversely affected.

The impact on us of recent healthcare legislation and other changes in the healthcare industry and in healthcare spending is currently unknown, but may adversely affect our business, financial condition and results of operations.

The impact on us of healthcare reform legislation and other changes in the healthcare industry and in healthcare spending is currently unknown, but may adversely affect our business, financial condition and results of operations. Our revenue is dependent on the healthcare industry and could be affected by changes in healthcare spending, reimbursement and policy. The healthcare industry is subject to changing political, regulatory and other influences. The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act (the “Affordable Care Act” or the “ACA”) in 2010 made major changes in how healthcare is delivered and reimbursed, and increased access to health insurance benefits to the uninsured and underinsured population of the United States.

Since its enactment, there have been judicial and Congressional challenges to certain aspects of the ACA as well as recent efforts by the Trump administration to repeal or replace certain aspects of the ACA. For example, the Tax Cuts and Jobs Act of 2017 was enacted, which includes a provision repealing, effective January 1, 2019, the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” Since the enactment of the Tax Cuts and Jobs Act of 2017, there have been additional amendments to certain provisions of the ACA, and we expect the current Trump administration and Congress will likely continue to seek to modify all, or certain provisions of, the ACA. It is uncertain the extent to which any such changes may impact our business or financial condition. Congress may consider other legislation to repeal and replace elements of the ACA. In December 2019, a federal appeals court held that the individual mandate portion of the ACA was unconstitutional and left open the question whether the remaining provisions of the ACA would be valid without the individual mandate. On March 2, 2020, the Supreme Court agreed to hear the case during its term that begins in October 2020. We continue to evaluate the effect that the ACA and its possible modification or repeal and replacement has on our business. It is uncertain the extent to which any such changes may impact our business or financial condition.

Other legislative changes have been proposed and adopted since the ACA was enacted. These changes include aggregate reductions to Medicare payments to providers of up to 2% per fiscal year pursuant to the Budget Control Act of 2011 and subsequent laws, which began in 2013 and will remain in effect through 2029 unless additional Congressional action is taken. In January 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several types of providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. New laws may result in additional reductions in Medicare and other healthcare funding, which may materially adversely affect customer demand and affordability for our products and, accordingly, the results of our financial operations. Additional changes that may affect our business include the expansion of new programs such as Medicare payment for performance initiatives for physicians under the Medicare Access and CHIP Reauthorization Act of 2015 (MACRA) which first affected physician payment in 2019. At this time, it is unclear how the introduction of the Medicare quality payment program will impact overall physician reimbursement.

Such changes in the regulatory environment may also result in changes to our payer mix that may affect our operations and revenue. In addition, certain provisions of the ACA authorize voluntary demonstration projects, which include the development of bundling payments for acute, inpatient hospital services, physician services and post-acute services for episodes of hospital care. Further, the ACA may adversely affect payers by increasing medical costs generally, which could have an effect on the industry and potentially impact our business and revenue as payers seek to offset these increases by reducing costs in other areas. Certain of these provisions are still being implemented and the full impact of these changes on us cannot be determined at this time.

Uncertainty regarding future amendments to the ACA as well as new legislative proposals to reform healthcare and government insurance programs, along with the trend toward managed healthcare in the United States, could result in reduced demand and prices for our services. We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments and other third party payers will pay for healthcare products and services, which could adversely affect our business, financial condition and results of operations.

A significant portion of our revenue comes from a limited number of clients, the loss of which would have a material adverse effect on our business, financial condition and results of operations.

Historically, we have relied on a limited number of clients for a substantial portion of our total revenue. For the years ended December 31, 2018 and 2019, two clients and one client, respectively, represented 10% or more of our total revenue. For the years ended December 31, 2018 and 2019, our largest client, Anthem, accounted for 21% and 23% of our revenue, respectively. For the years ended December 31, 2018 and 2019, our top ten clients by revenue accounted for 48% and 44% of our total revenue, respectively. We also rely on our reputation and recommendations from key clients in order to promote our solution to potential new clients. The loss of any of our key clients, or a failure of some of them to renew or expand their subscriptions, could have a significant impact on our revenue, our reputation and our ability to obtain new clients. In addition, mergers and acquisitions involving our clients could lead to cancellation or non-renewal of our contracts with those clients or by the acquiring or combining companies, thereby reducing the number of our existing and potential clients, and their member and patient populations. As of June 30, 2020, Anthem owned 3.00% of our outstanding stock on a fully diluted basis. If Anthem decides to reduce their ownership stake in our company, doing so may also reduce the amount of their ongoing business with us.

If growth in the number of individuals covered by our health systems and health plans decreases, or the number of products or services that we are able to sell to our clients decreases due to legal, economic or business developments, our revenue will likely decrease.

We currently generate most of our revenues from customers who purchase access to our telehealth platform. These contracts generally have stated initial terms of three years. Most of our clients have no obligation to renew their subscriptions for our solution after the initial term expires. In addition, our clients may negotiate terms less advantageous to us upon renewal, which may reduce our revenue from these clients. Our future results of operations depend, in part, on our ability to expand into new clinical specialties and across care settings and use cases. If our clients fail to renew their contracts, renew their contracts upon less favorable terms or at lower fee levels or fail to purchase new products and services from us, our revenue may decline or our future revenue growth may be constrained.

Additional factors that could affect our ability to sell products and services include, but are not limited to:

•	failure of our clients to be successful offering our products;

•	changes in the nature or operations of our clients;

•	price, performance and functionality of our solution;

•	availability, price, performance and functionality of competing solutions;

•	our ability to develop and sell complementary products and services;

•	stability, performance and security of our hosting infrastructure and hosting services;

•	changes in healthcare laws, regulations or trends; and

•	the business environment of our clients and, in particular, headcount reductions by our clients.

In addition, our marketing efforts depend significantly on our ability to call upon our current clients to provide positive references to new, potential clients. Given our limited number of long-term clients, the loss or dissatisfaction of any client could substantially harm our brand and reputation, inhibit widespread adoption of our solution and impair our ability to attract new clients and maintain existing clients. Any of these consequences could lower retention rate and have a material adverse effect on our business, financial condition and results of operations.

Our growth depends in part on the success of our strategic relationships with third parties.

In order to grow our business, we anticipate that we will continue to depend on our relationships with third parties, including our partner organizations and technology and content providers. Identifying partners, and negotiating and documenting relationships with them, requires significant time and resources. Our competitors may be effective in providing incentives to third parties to favor their products or services or to prevent or reduce subscriptions to, or utilization of, our products and services. In addition, acquisitions of our partners by our competitors could result in a decrease in the number of our current and potential clients, as our partners may no longer facilitate the adoption of our applications by potential clients. If we are unsuccessful in establishing or maintaining our relationships with third parties, our ability to compete in the marketplace or to grow our revenue could be impaired and our results of operations may suffer. Even if we are successful, we cannot assure you that these relationships will result in increased client use of our applications or increased revenue.

Our telehealth strategy depends on the ability of our affiliated medical group to maintain and expand its network of skilled qualified providers. If it is unable to do so, our future growth would be limited and our business, financial condition and results of operations would be harmed.

Our success is dependent upon our affiliated medical group, AMG, and its continued ability to maintain a network of highly trained and qualified telehealth providers. If AMG is unable to recruit and retain board-certified physicians and other healthcare professionals, it would have a material adverse effect on our business and ability to grow and would adversely affect our results of operations. In any particular market, providers could demand higher payments or take other actions that could result in higher medical costs, less attractive service for our clients or difficulty meeting regulatory or accreditation requirements. The ability to develop and maintain satisfactory relationships with providers also may be negatively impacted by other factors not associated with us, such as changes in Medicare and/or Medicaid reimbursement levels, state physician licensing laws and standard of care requirements, and other pressures on healthcare providers and consolidation activity among hospitals, physician groups and healthcare providers. The failure of AMG to maintain or to secure new cost-effective provider contracts may result in a loss of or inability to grow our consumer base, higher costs, healthcare provider network disruptions, less attractive clinical services for our clients and/or difficulty in meeting regulatory or accreditation requirements, any of which could have a material adverse effect on our business, financial condition and results of operations.

The outbreak of the novel coronavirus (COVID-19) and its impact on business and economic conditions could adversely affect our business, results of operations and financial condition, and the extent and duration of those effects will be uncertain.

In March 2020, the World Health Organization declared COVID-19 a global pandemic. This contagious outbreak, which has continued to spread, and the related adverse public health developments, including orders to shelter-in-place, travel restrictions and mandated business closures, have adversely affected workforces, organizations, customers, economies and financial markets globally, leading to an economic downturn and increased market volatility. It has also disrupted the normal operations of many businesses, including ours.

This outbreak, as well as intensified measures undertaken to contain the spread of COVID-19, could cause disruptions and severely impact our business, including, but not limited to:

•	causing one or more of our health system or health plan clients to file for bankruptcy protection or shut down, including as a result of broader economic disruption;

•

reducing health system or health plan subscription agreement fees generated, as well as visit fees, by either client or AMG providers, as a result of funding constraints related to loss of revenue or employment;

•	negatively impacting collections of accounts receivable;

•	negatively impacting our ability to facilitate the provision of our services to health system, health plan or innovator clients due to unpredictable demand;

•	negatively impacting our ability to forecast our business’s financial outlook;

•	creating regulatory uncertainty if certain restrictions on reimbursement or the practice of medicine across state lines are reintroduced at some point in the future; and

•	harming our business, results of operations and financial condition.

We cannot predict with any certainty whether and to what degree the disruption caused by the COVID-19 pandemic and reactions thereto will continue, and expect to face difficulty accurately predicting our internal financial forecasts. The outbreak also presents challenges as our workforce is largely working remotely in helping new and existing health system, health plan and innovator clients, many of whose employees are also generally working remotely.

It is not possible for us to accurately predict the duration or magnitude of the adverse results of the outbreak and its effects on our business, results of operations or financial condition at this time, but such effects may be material. The COVID-19 pandemic may also have the effect of heightening many of the other risks identified elsewhere in this section.

We may not grow at the rates we historically have achieved or at all, even if our key metrics may indicate growth, which could have a material adverse effect on the market price of our Class A common stock.

We have experienced significant growth in the last five years. Future revenues may not grow at these same rates or may decline. Our future growth will depend, in part, on our ability to grow our revenue from existing clients, to complete sales to potential future clients, to expand our client, patient and member bases, to develop new products and services and to expand internationally. We can provide no assurances that we will be successful in executing on these growth strategies or that, even if our key metrics would indicate future growth, we will continue to grow our revenue or to generate net income. Our ability to execute on our existing sales pipeline, create additional sales pipelines, and expand our client base depends on, among other things, the attractiveness of our services relative to those offered by our competitors, our ability to demonstrate the value of our existing and future services, and our ability to attract and retain a sufficient number of qualified sales and marketing leadership and support personnel. In addition, our existing clients may be slower to adopt our services than we currently anticipate, which could adversely affect our results of operations and growth prospects.

Failure to adequately expand our direct sales force will impede our growth.

We believe that our future growth will depend on the continued development of our direct sales force and its ability to obtain new clients and to manage our existing client base. Identifying and recruiting qualified personnel and training them requires significant time, expense and attention. It can take six months or longer before a new sales representative is fully trained and productive. Our business may be adversely affected if our efforts to expand and train our direct sales force do not generate a corresponding increase in revenue. In particular, if we are unable to hire, develop and retain sufficient numbers of productive direct sales personnel or if new direct sales personnel are unable to achieve desired productivity levels in a reasonable period of time, sales of our services will suffer and our growth will be impeded.

We may be unable to successfully execute on our growth initiatives, business strategies or operating plans.

We are continually executing a number of growth initiatives, strategies and operating plans designed to enhance our business. The anticipated benefits from these efforts are based on several assumptions that may prove to be inaccurate. Moreover, we may not be able to successfully complete these growth initiatives, strategies and operating plans and realize all of the benefits, including growth targets and cost savings, that we expect to achieve or it may be more costly to do so than we anticipate. A variety of risks could cause us not to realize some or all of the expected benefits. These risks include, among others, delays in the anticipated timing of activities related to such growth initiatives, strategies and operating plans, increased difficulty and cost in implementing these efforts, including difficulties in complying with new regulatory requirements and the incurrence of other unexpected costs associated with operating the business. Moreover, our continued implementation of these programs may disrupt our operations and performance. As a result, we cannot assure you that we will realize these benefits. If, for any reason, the benefits we realize are less than our estimates or the implementation of these growth initiatives, strategies and operating plans adversely affect our operations or cost more or take longer to effectuate than we expect, or if our assumptions prove inaccurate, our business, financial condition and results of operations may be materially adversely affected.

We continue to research opportunities to expand our operations in markets outside of the United States. There can be no assurance that these efforts will be successful. We have limited experience in marketing, selling, implementing and supporting our products and services abroad. Expansion of our global sales and operations may require us to divert the efforts of our technical and management personnel and could result in significant expense to us, which could adversely affect our results of operations and growth prospects.

We may become subject to medical liability claims, which could cause us to incur significant expenses and may require us to pay significant damages if not covered by insurance.

Our business entails the risk of medical liability claims against AMG providers and us. Although we and AMG carry insurance covering medical malpractice claims in amounts that we believe are appropriate in light of the risks attendant to our business, successful medical liability claims could result in substantial damage awards that exceed the limits of our and AMG’s insurance coverage. AMG carries professional liability insurance for itself and each of its healthcare professionals, and we separately carry a professional liability insurance policy, which covers medical malpractice claims. In addition, professional liability insurance is expensive and insurance premiums may increase significantly in the future, particularly as we expand our services. As a result, adequate professional liability insurance may not be available to AMG providers or to us in the future at acceptable costs or at all.

Any claims made against us that are not fully covered by insurance could be costly to defend against, result in substantial damage awards against us and divert the attention of our management and our affiliated medical group from our operations, which could have a material adverse effect on our business, financial condition and results of operations. In addition, any claims may adversely affect our business or reputation.

A decline in the prevalence of employer-sponsored healthcare or the emergence of new technologies may render our telehealth solution obsolete or require us to expend significant resources in order to remain competitive.

The U.S. healthcare industry is massive, with a number of large market participants with conflicting agendas, and it is subject to significant government regulation and is currently undergoing significant change. Changes in our industry, for example, such as the emergence of new technologies as more competitors enter our market, could result in our telehealth solution being less desirable or relevant.

Some experts have predicted that future healthcare reform will encourage employer-sponsored health insurance to become significantly less prevalent as employees migrate to obtaining their own insurance over the state-sponsored insurance marketplaces. Were this to occur, there is no guarantee that we would be able to compensate for the loss in revenue from employers by increasing sales of our solution to health insurance companies or to individuals or government agencies. In such a case, our results of operations would be adversely affected.

If healthcare benefits trends shift or entirely new technologies are developed that replace existing solutions, our existing or future solutions could be rendered obsolete and our business could be adversely affected. In addition, we may experience difficulties with industry standards, design or marketing that could delay or prevent our development, introduction or implementation of new applications and enhancements.

If our new telehealth offerings are not adopted by our clients, or if we fail to innovate and develop new software offerings that are adopted by our clients, our revenue and results of operations will be adversely affected.

To date, we have derived a substantial majority of our revenue from customers who pay for access to our telehealth platforms, and our longer-term results of operations and continued growth will depend on our ability to successfully develop and market new telehealth products and services that our clients want and are willing to purchase. In addition, we have invested, and will continue to invest, significant resources in research and development to enhance our existing solution and introduce new high-quality telehealth products and services. If existing clients are not willing to make additional payments for such new applications, or if new clients and their members and patients do not value such new applications, it could have a material adverse effect on our business, financial condition and results of operations. If we are unable to predict user preferences or if our industry changes, or if we are unable to modify our solution and services on a timely basis, we may lose clients. Our results of operations would also suffer if our innovations are not responsive to the needs of our clients, appropriately timed with market opportunity or effectively brought to market.

We rely on data center providers, Internet infrastructure, bandwidth providers, third-party computer hardware and software, other third parties and our own systems for providing services to our clients and consumers, and any failure or interruption in the services provided by these third parties or our own systems could expose us to litigation and negatively impact our relationships with clients, adversely affecting our brand and our business.

We serve all of our U.S. based clients and consumers from two geographically dispersed data centers. While we control and have access to our servers, we do not control the operation of these facilities. The owners of our data center facilities have no obligation to renew their agreements with us on commercially reasonable terms, or at all. If we are unable to renew these agreements on commercially reasonable terms, or if one of our data center operators is acquired, we may be required to transfer our servers and other infrastructure to new data center facilities, and we may incur significant costs and possible service interruption in connection with doing so. Problems faced by our third-party data center locations with the telecommunications network providers with whom we or they contract, or with the systems by which our telecommunications providers allocate capacity among their clients, including us, could adversely affect the experience of our clients and consumers. Our third-party data center operators could decide to close their facilities without adequate notice. In addition, any financial difficulties, such as bankruptcy faced by our third-party data centers operators or any of the service providers with whom we or they contract may have negative effects on our business, the nature and extent of which are difficult to predict.

Additionally, if our data centers are unable to keep up with our growing needs for capacity, this could have an adverse effect on our business. For example, a rapid expansion of our business could affect the service levels at our data centers or cause such data centers and systems to fail. Any changes in third-party service levels at our data centers or any disruptions or other performance problems with our solution could adversely affect our reputation and may damage our clients and consumers’ stored files or result in lengthy interruptions in our services. Interruptions in our services may reduce our revenue, cause us to issue refunds to clients for prepaid and unused subscriptions, as well as penalties related to service level credits and uptime, subject us to potential liability or adversely affect client renewal rates.

In addition, our ability to deliver our Internet-based services depends on the development and maintenance of the infrastructure of the Internet by third parties. This includes maintenance of a reliable network backbone with the necessary speed, data capacity, bandwidth capacity and security. Our services are designed to operate without interruption in accordance with our service level commitments. However, we have experienced, including during the period immediately following the beginning of the COVID-19 pandemic, and expect that we may experience in the future, interruptions and delays in services and availability from time to time. In the event of a catastrophic event with respect to one or more of our systems, we may experience an extended period of system unavailability, which could negatively impact our relationship with clients and consumers. To operate without interruption, both we and our service providers must guard against:

•	damage from fire, power loss, natural disasters and other force majeure events outside our control;

•	communications failures;

•	software and hardware errors, failures and crashes;

•	security breaches, computer viruses, hacking, denial-of-service attacks and similar disruptive problems; and

•	other potential interruptions.

We also rely on computer hardware purchased and software licensed from third parties in order to offer our services. These licenses are generally commercially available on varying terms. However, it is possible that this hardware and software may not continue to be available on commercially reasonable terms, or at all. Any loss of the right to use any of this hardware or software could result in delays in the provisioning of our services until equivalent technology is either developed by us, or, if available from third parties, is identified, obtained and integrated.

We exercise limited control over third-party vendors, which increases our vulnerability to problems with technology and information services they provide. Interruptions in our network access and services may in connection with third-party technology and information services reduce our revenue, cause us to issue refunds to clients, subject us to potential liability or adversely affect client renewal rates. Although we maintain a security and privacy damages insurance policy, the coverage under our policies may not be adequate to compensate us for all losses that may occur related to the services provided by our third-party vendors. In addition, we may not be able to continue to obtain adequate insurance coverage at an acceptable cost, if at all.

Our ability to rely on these services of third-party vendors could be impaired as a result of the failure of such providers to comply with applicable laws, regulations and contractual covenants, or as a result of events affecting such providers, such as power loss, telecommunication failures, software or hardware errors, computer viruses, cyber incidents and similar disruptive problems, fire, flood and natural disasters. Any such failure or event could adversely affect our relationships with our clients and damage our reputation. This could materially and adversely impact our business, financial condition and operating results.

If our or our vendors’ security measures fail or are breached and unauthorized access to a client’s data or information systems is obtained, our services may be perceived as insecure, we may incur significant liabilities, our reputation may be harmed, and we could lose sales and clients.

Our services involve the storage and transmission of clients’ and our consumers’ proprietary information, sensitive or confidential data, including valuable intellectual property and personal information of employees, clients, consumers and others, as well as the protected health information (“PHI”), of our consumers. We are subject to laws and regulations relating to the collection, use, retention, security and transfer of this information. Because of the extreme sensitivity of the information we store and transmit, the security features of our and our third-party vendors’ computer, network, and communications systems infrastructure are critical to the success of our business. A breach or failure of our or our third-party vendors’ network, hosted service providers or vendor systems could result from a variety of circumstances and events, including third-party action, employee negligence or error, malfeasance, computer viruses, cyber-attacks by computer hackers such as denial-of-service and phishing attacks, failures during the process of upgrading or replacing software and databases, power outages, hardware failures, telecommunication failures, user errors, or catastrophic events. Information security risks have generally increased in recent years because of the proliferation of new technologies and the increased sophistication and activities of perpetrators of cyber-attacks. Hackers and data thieves are increasingly sophisticated and operating large-scale and complex automated attacks, including on companies within the healthcare industry. As cyber threats continue to evolve, we may be required to expend additional resources to further enhance our information security measures and/or to investigate and remediate any information security vulnerabilities. If our or our third-party vendors’ security measures fail or are breached, it could result in unauthorized persons accessing sensitive patient or member data (including PHI), a loss of or damage to our data, an inability to access data sources, or process data or provide our services to our clients. Such failures or breaches of our or our third-party vendors’ security measures, or our or our third-party vendors’ inability to effectively resolve such failures or breaches in a timely manner, could severely damage our reputation, adversely affect client, patient, member or investor confidence in us, and reduce the demand for our services from existing and potential clients. In addition, we could face litigation, damages for contract breach, monetary penalties, or regulatory actions for violation of applicable laws or regulations, and incur significant costs for remedial measures to prevent future occurrences and mitigate past violations. Although we maintain insurance covering certain security and privacy damages and claim expenses, we may not carry insurance or maintain coverage sufficient to compensate for all liability and in any event, insurance coverage would not address the reputational damage that could result from a security incident.

Data privacy is also subject to frequently changing laws, rules and regulations in the various jurisdictions in which we operate. Such initiatives around the country could increase the cost of developing, implementing or securing our servers and require us to allocate more resources to improved technologies, adding to our IT and compliance costs. Our Board of Directors is briefed periodically on cybersecurity and risk management issues by our Chief Information Officer and General Counsel and we have implemented a number of processes to avoid cyber threats and to protect privacy. However, the processes we have implemented in connection with such initiatives may be insufficient to prevent or detect improper access to confidential, proprietary or sensitive data, including personal data. In addition, the competition for talent in the data privacy and cybersecurity space is intense, and we may be unable to hire, develop or retain suitable talent capable of adequately detecting, mitigating or remediating these risks. Our failure to adhere to, or successfully implement processes in response to, changing legal or regulatory requirements in this area could result in legal liability or damage to our reputation in the marketplace.

Should an attacker gain access to our network, including by way of example, using compromised credentials of an authorized user, we are at risk that the attacker might successfully leverage that access to compromise additional systems and data. Certain measures that could increase the security of our systems, such as data encryption (including data at rest encryption), heightened monitoring and logging, scanning for source code errors or deployment of multi-factor authentication, take significant time and resources to deploy broadly, and such measures may not be deployed in a timely manner or be effective against an attack. As cybersecurity threats continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any information security vulnerabilities. The inability to implement, maintain and upgrade adequate safeguards could have a material adverse effect on our business.

Our information systems must be continually updated, patched and upgraded to protect against known vulnerabilities. The volume of new vulnerabilities has increased markedly, as has the criticality of patches and other remedial measures. In addition to remediating newly identified vulnerabilities, previously identified vulnerabilities must also be continuously addressed. Accordingly, we are at risk that cyber-attackers exploit these known vulnerabilities before they have been addressed. Due to the large number of systems and platforms that we operate, the increased frequency at which vendors are issuing security patches to their products, the need to test patches and, in some cases coordinate with clients and vendors, before they can be deployed, we continuously face the substantial risk that we cannot deploy patches in a timely manner. We are also dependent on third-party vendors to keep their systems patched and secure in order to protect our information systems and data. Any failure related to these activities and any breach of our information systems could result in significant liability and/or have a material adverse effect on our business, reputation and financial condition.

Any failure to protect, enforce or defend our intellectual property rights could impair our ability to protect our technology and our brand.

Our success depends in part on our ability to maintain, protect and enforce our intellectual property and other proprietary rights. We rely upon a combination of patent, trademark and trade secret laws, as well as license and access agreements and other contractual provisions, to protect our patent portfolio as well as other intellectual property rights. These laws, procedures and agreements provide only limited protection and any of our intellectual property rights may be challenged, invalidated, circumvented, infringed, diluted or misappropriated.

We attempt to protect our intellectual property and proprietary information by requiring our employees, consultants and certain of our contractors to execute confidentiality and assignment of inventions agreements. However, we may not obtain these agreements in all circumstances, and individuals with whom we have these agreements may not comply with their terms. The assignment of intellectual property rights under these agreements may not be self-executing or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. In addition, we may not be able to prevent the unauthorized disclosure or use of our technical know-how or other trade secrets by the parties to these agreements despite the existence generally of confidentiality agreements and other contractual restrictions. Monitoring unauthorized uses and disclosures is difficult and we do not know whether the steps we have taken to protect our proprietary technologies will be effective. Additionally, if a competitor lawfully obtains or independently develops the technology we maintain as a trade secret, we would have no right to prevent such competitor from using that technology or information to compete with us, which could harm our competitive position.

Despite our efforts to protect our trade secrets and proprietary technologies, third parties may gain access to our proprietary information. They may also develop and market solutions similar to ours or use trademarks similar to ours, each of which could materially harm our business. Unauthorized parties may also attempt to copy or obtain and use our technology to develop applications with the same functionality as our solutions, and policing unauthorized use of our technology and intellectual property rights is difficult and may not be effective. The failure to adequately protect our intellectual property and other proprietary rights could have a material adverse effect on our business, financial condition and results of operations.

In addition, we use open-source software in connection with our proprietary software and expect to continue to use open-source software in the future. Some open-source licenses require licensors to provide source code to licensees upon request, or prohibit licensors from charging a fee to licensees. While we try to insulate our proprietary code from the effects of such open-source license provisions, we cannot guarantee we will be successful. Accordingly, we may face claims from others claiming ownership of, or seeking to enforce the license terms applicable to such open-source software, including by demanding release of the open-source software, derivative works or our proprietary source code that was developed or distributed with such software. These claims could also result in litigation, require us to purchase a costly license or require us to devote additional research and development resources to change our software, any of which would have a negative effect on our business and results of operations. In addition, if the license terms for the open-source code change, we may be forced to re-engineer our software or incur additional costs. We cannot assure you that we have not incorporated open-source software into our proprietary software in a manner that may subject our proprietary software to an open-source license that requires disclosure, to customers or the public, of the source code to such proprietary software. Any such disclosure would have a negative effect on our business and the value of our proprietary software.

Third parties may challenge the validity of our patents and trademarks, or oppose our patent and trademark applications. We may not be able to obtain and enforce additional patents to protect our proprietary rights from use by potential competitors. Companies with other patents could require us to stop using or pay to use required technology.

Our commercial success depends in large part on our ability to obtain and maintain intellectual property protection through patents, trademarks, trade secrets and contracts in the United States and other countries with respect to our software and technology. If we do not adequately protect our intellectual property rights, competitors may be able to erode, negate or preempt any competitive advantage we may have, which could harm our business.

We rely on our trademarks, trade name and brand names to distinguish our products and services from the products and services of our competitors, and have registered or applied to register many of these trademarks. We cannot assure you that our trademark applications will be approved. Third parties may also oppose our trademark applications, or otherwise challenge our use of the trademarks. In the event that our trademarks are successfully challenged, we could be forced to rebrand products or services, which could result in loss of brand recognition, and could require us to devote resources to advertising and marketing new brands.

We have applied for, and intend to continue to apply for, patents relating to our software and technology. Such applications may not result in the issuance of any patents, and any patents now held or that may be issued may not provide adequate protection from competition. Furthermore, because the issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, patents issued to us have been found to be invalid in the past, and it is possible that patents issued or licensed to us may be challenged successfully and found to be invalid or unenforceable in the future. In that event, any competitive advantage that such patents might provide would be lost. If we are unable to secure or to continue to maintain patent coverage, our technology could become subject to competition from the sale of similar competing products.

Competitors may also be able to design around our patents. Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of our patents or narrow the scope of our patent protection. If these developments were to occur, we could face increased competition. In addition, filing, prosecuting, maintaining, defending and enforcing patents on our software and technology in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States can be less extensive than those in the United States.

From time to time, patents issued or licensed to us relating to our software and technology may be infringed by the products or processes of others. For example, we are aware of third parties that we believe are infringing certain of our owned patents related to our software and technology. The cost of enforcing patent rights against infringers, if such enforcement is required, could be significant and the time demands could interfere with our normal operations. Efforts to defend our intellectual property rights could incur significant costs and may or may not be resolved in our favor. If we fail to successfully enforce our intellectual property rights, our competitive position could suffer, which could harm our operating results. Regardless of the outcome, the cost and distraction associated with any such enforcement efforts could harm our business.

We could incur substantial costs as a result of any claim of infringement of another party’s intellectual property rights.

We have previously been involved in, and could become a party to, patent litigation and other infringement proceedings. The cost to us of any patent litigation or other infringement proceeding, even if resolved in our favor, could be substantial. Some of our would-be competitors may sustain the costs of such litigation more effectively than we can because of their greater financial resources.

In recent years, there has been significant litigation in the United States involving patents and other intellectual property rights. Companies in the Internet and technology industries are increasingly bringing and becoming subject to suits alleging infringement of proprietary rights, particularly patent rights, and our competitors and other third parties may hold patents or have pending patent applications, which could be related to our business. These risks have been amplified by the increase in third parties, which we refer to as non-practicing entities, whose sole or primary business is to assert such claims. Regardless of the merits of any intellectual property litigation, we may be required to expend significant management time and financial resources on the defense of such claims, and any adverse outcome of any such claim or the above referenced review could have a material adverse effect on our business, financial condition or results of operations. We expect that we may receive in the future notices that claim we or our clients using our solution have misappropriated, misused or otherwise infringed other parties’ intellectual property rights, particularly as the number of competitors in our market grows and the functionality of applications amongst competitors overlaps. Our existing, or any future, litigation, whether or not successful, could be extremely costly to defend, divert our management’s time, attention and resources, damage our reputation and brand and substantially harm our business.

We employ individuals who were previously employed at other companies in our field, including our competitors or potential competitors. Although we try to ensure that our employees and consultants do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise used or disclosed intellectual property, including trade secrets or other proprietary information, of a former employer or other third parties. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

In addition, in most instances, we have agreed to indemnify our clients against certain third-party claims, which may include claims that our solution infringes the intellectual property rights of such third parties. Our business could be adversely affected by any significant disputes between us and our clients as to the applicability or scope of our indemnification obligations to them. The results of any intellectual property litigation to which we may become a party, or for which we are required to provide indemnification, may require us to do one or more of the following:

•	cease offering or using technologies that incorporate the challenged intellectual property;

•	make substantial payments for legal fees, settlement payments or other costs or damages;

•	obtain a license, which may not be available on reasonable terms, to sell or use the relevant technology; or

•	redesign technology to avoid infringement.

If we are required to make substantial payments or undertake any of the other actions noted above as a result of any intellectual property infringement claims against us or any obligation to indemnify our clients for such claims, such payments or costs could have a material adverse effect on our business, financial condition and results of operations.

Our proprietary software may not operate properly, which could damage our reputation, give rise to claims against us or divert application of our resources from other purposes, any of which could harm our business, financial condition and results of operations.

The Amwell Platform provides our consumers and providers with the ability to, among other things, register for our services; complete, view and edit medical history; request a visit (either scheduled or on demand); and conduct a visit (via video or phone). Proprietary software development is time-consuming, expensive and complex, and may involve unforeseen difficulties. We encounter technical obstacles from time to time, and it is possible that we may discover additional problems that prevent our proprietary applications from operating properly. If our solution does not function reliably or fails to achieve client expectations in terms of performance, clients could assert liability claims against us or attempt to cancel their contracts with us. This could damage our reputation and impair our ability to attract or maintain clients.

Moreover, data services are complex and those we offer have in the past contained, and may in the future develop or contain, undetected defects or errors. Material performance problems, defects or errors in our existing or new software-based products and services may arise in the future and may result from interface of our solution with systems and data that we did not develop and the function of which is outside of our control or undetected in our testing. These defects and errors, and any failure by us to identify and address them, could result in loss of revenue or market share, diversion of development resources, harm to our reputation and increased service and maintenance costs. Defects or errors may discourage existing or potential clients from purchasing our solution from us. Correction of defects or errors could prove to be impossible or impracticable. The costs incurred in correcting any defects or errors may be substantial and could have a material adverse effect on our business, financial condition and results of operations.

If we cannot implement our solution for clients or resolve any technical issues in a timely manner, we may lose clients and our reputation may be harmed.

Our clients utilize a variety of data formats, applications and information systems and our solution must support our clients’ data formats and integrate with complex enterprise applications and information systems. If our telehealth platform does not currently support a client’s required data format or appropriately integrate with a client’s applications and information systems, then we must configure our platform to do so, which increases our expenses. Additionally, we do not control our clients’ implementation schedules. As a result, if our clients do not allocate the internal resources necessary to meet their implementation responsibilities or if we face unanticipated implementation difficulties, the implementation may be delayed. If the client implementation process is not executed successfully or if execution is delayed, we could incur significant costs, clients could become dissatisfied and decide not to increase utilization of our solution or not to implement our solution beyond an initial term commitment or, in some cases, revenue recognition could be delayed. In addition, competitors with more efficient operating models with lower implementation costs could jeopardize our client relationships.

Our clients depend on our support services to resolve any technical issues relating to our solution and services, and we may be unable to respond quickly enough to accommodate short-term increases in member demand for support services, particularly as we increase the size of our client, member and patient bases. We also may be unable to modify the format of our support services to compete with changes in support services provided by competitors. It is difficult to predict member demand for technical support services, and if member demand increases significantly, we may be unable to provide satisfactory support services to our consumers. Further, if we are unable to address consumers’ needs in a timely fashion or further develop and enhance our solution, or if a client or member is not satisfied with the quality of work performed by us or with the technical support services rendered, then we could incur additional costs to address the situation or be required to issue credits or refunds for amounts related to unused services, and our profitability may be impaired and clients’ dissatisfaction with our solution could damage our ability to expand the number of software-based products and services purchased by such clients. These clients may not renew their contracts, seek to terminate their relationship with us or renew on less favorable terms. Moreover, negative publicity related to our client relationships, regardless of its accuracy, may further damage our business by affecting our reputation or ability to compete for new business with current and prospective clients. If any of these were to occur, our revenue may decline and our business, financial condition and results of operations could be adversely affected.

We may be subject to claims for technology integration problems and warranties.

Our proprietary third party technology solutions, including integration with EHR providers, like Cerner and Epic, or mobile applications utilizing our SDK, are very complex and may contain design, coding or other errors, especially when first introduced. It is possible that providers may discover errors in our software after their introduction to the market. Our software is used not just for telehealth itself but also handling insurance eligibility, medical record access, payment and claims submission. Therefore, users of our software are less tolerant of errors than the market for other types of technologies generally. Our client agreements typically include warranties by the Company confirming the operation of our solution in accordance with specifications. If a software solution fails to meet these warranties or leads to faulty clinical decisions or injury to patients, it could constitute a material breach under the client agreement, allowing the client to terminate the agreement and possibly obtain a refund or damages or both; require us to incur additional expense in order to make the solution meet these criteria; or subject us to claims or litigation by our clients or clinicians or directly by the patient. Additionally, such failures could damage our reputation and could negatively affect future sales. Although we maintain liability insurance coverage, there can be no assurance that such coverage will cover any particular claim that has been brought or that may be brought in the future, that such coverage will prove to be adequate or that such coverage will continue to remain available on acceptable terms, if at all. A successful material claim or series of claims brought against us, if uninsured or under-insured, could materially harm our business, results of operations and financial condition.

We could experience losses or liability not covered by insurance.

Our business exposes us to risks that are inherent in the provision of telehealth and access to remote, virtual healthcare. If clients or individuals assert liability claims against us, any ensuing litigation, regardless of outcome, could result in a substantial cost to us, divert management’s attention from operations, and decrease market acceptance of our solution. We attempt to limit our liability to clients by contract; however, the limitations of liability set forth in the contracts may not be enforceable or may not otherwise protect us from liability for damages. Additionally, we may be subject to claims that are not explicitly covered by contract. We also maintain general liability coverage; however, this coverage may not continue to be available on acceptable terms, may not be available in sufficient amounts to cover one or more large claims against us, and may include larger self-insured retentions or exclusions for certain products. In addition, the insurer might disclaim coverage as to any future claim. A successful claim not fully covered by our insurance could have a material adverse impact on our liquidity, financial condition, and results of operations.

If AMG providers or experts or American Well Corporation experts are characterized as employees, AMG would be subject to employment and withholding liabilities.

AMG and American Well Corporation structure their relationships with the majority of their respective providers and experts in a manner that we believe results in an independent contractor relationship, not an employee relationship. An independent contractor is generally distinguished from an employee by his or her degree of autonomy and independence in providing services. A high degree of autonomy and independence is generally indicative of a contractor relationship, while a high degree of control is generally indicative of an employment relationship. Although we believe that AMG providers and experts and American Well Corporation experts are properly characterized as independent contractors, tax or other regulatory authorities may in the future challenge our characterization of these relationships. If such regulatory authorities or state, federal or foreign courts were to determine that AMG providers or experts or American Well Corporation experts are employees, and not independent contractors, AMG or American Well Corporation, as applicable, would be required to withhold income taxes, to withhold and pay social security, Medicare and similar taxes and to pay unemployment and other related payroll taxes. AMG or American Well Corporation, as applicable, would also be liable for unpaid past taxes and subject to penalties. As a result, any determination that AMG providers or experts and/or American Well experts are employees could have a material adverse effect on our business, financial condition and results of operations.

Any future litigation against us could be costly and time-consuming to defend.

We may become subject, from time to time, to legal proceedings, payer audits, investigations, and claims that arise in the ordinary course of business such as claims brought by our clients in connection with commercial disputes or employment claims made by our current or former associates. Litigation and audits may result in substantial costs and may divert management’s attention and resources, which may substantially harm our business, financial condition and results of operations. Insurance may not cover such claims, may not provide sufficient payments to cover all of the costs to resolve one or more such claims and may not continue to be available on terms acceptable to us. A claim brought against us that is uninsured or underinsured could result in unanticipated costs, thereby reducing our earnings and leading analysts or potential investors to reduce their expectations of our performance, which could reduce the market price of our stock.

We have identified material weaknesses in our internal control over financial reporting. If we are unable to remediate these material weaknesses, or if we identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect our business and stock price.

We have identified material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. If we are unable to remediate these material weaknesses, or if we identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect investor confidence in us and, as a result, our stock price.

As of December 31, 2019, we identified material weaknesses in our internal control over financial reporting. The material weaknesses we identified were as follows:

•

We did not maintain an effective control environment as we did not maintain a sufficient complement of accounting and financial reporting resources commensurate with our financial reporting requirements. This material weakness contributed to the following material weaknesses:

•

We did not have sufficient resources to appropriately record revenue transactions, nor did we did have controls in place to validate that the terms of the revenue transactions were appropriately entered into the revenue sub-ledger based on the terms of the arrangement with the customer.

•

We did not design or maintain the appropriate controls to review the work of the third party used to assist management in the accounting for taxes, including both income taxes and non-income based taxes.

•

We did not design or maintain effective controls over the period end financial reporting process and preparation of financial statements. Specifically, we did not design and implement a sufficient level of formal accounting policies and procedures that define how transactions across the business cycles should be initiated, recorded, processed and reported and appropriately authorized and approved.

These control deficiencies did not result in errors that were material to our annual financial statements. However, these control deficiencies could result in a misstatement in our accounts or disclosures that would result in a material misstatement to the annual financial statements that would not be prevented or detected. Accordingly, we determined that these control deficiencies constitute material weaknesses.

We are in the process of implementing measures designed to improve our internal control over financial reporting and remediate the control deficiencies that led to the material weaknesses. As of December 31, 2019, we have completed the following remedial actions:

•

hired additional full-time accounting resources with appropriate levels of accounting knowledge and experience, including a Chief Financial Officer in the second half of 2018, a Vice President of Accounting, Vice President of FP&A and Director of Revenue in the first half of 2019;

•

reallocated responsibilities across the accounting organization to ensure that the appropriate level of knowledge and experience is applied based on risk and complexity of transactions and tasks under review;

•	migrated to a new accounting enterprise resource planning (“ERP”) system that better meets the needs of our business.

The process of implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. We are working to remediate the material weaknesses as quickly and efficiently as possible. However, at this time, we cannot provide an estimate of costs expected to be incurred in connection with implementing this remediation plan or an estimate of expected timing for its completion. These remediation measures may be time consuming, costly, and may place significant demands on our financial and operational resources.

We have made significant progress towards remediating the material weaknesses by hiring qualified professionals for critical roles within our accounting department and migrating to a new ERP system. We are also enhancing and implementing new processes and controls to strengthen our internal control over financial reporting. After we operate the newly implemented controls for a sufficient time period, and management has concluded, through testing, that these controls are operating effectively, we expect that the remediation of the material weaknesses will be completed.

We cannot assure you that the measures we have taken to date, and actions we may take in the future, will be sufficient to remediate the control deficiencies that led to the material weaknesses in our internal control over financial reporting or that they will prevent or avoid potential future material weaknesses. In addition, neither our management nor an independent registered public accounting firm has performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act because no such evaluation has been required. Had we or our independent registered public accounting firm performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act, additional material weaknesses may have been identified. If we are unable to successfully remediate our existing or any future material weaknesses in our internal control over financial reporting, or identify any additional material weaknesses, the accuracy and timing of our financial reporting may be adversely affected, we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports in addition to applicable stock exchange listing requirements, investors may lose confidence in our financial reporting, and our share price may decline as a result. As a public company, we will be required to provide an annual management report on the effectiveness of our internal control over financial reporting commencing with our second annual report on Form 10-K.

Any failure to implement and maintain effective internal control over financial reporting could also adversely affect the results of periodic management evaluations and annual independent registered public accounting firm audit reports regarding the effectiveness of our internal control over financial reporting that we will eventually be required to include in our periodic reports that will be filed with the SEC.

Our independent registered public accounting firm is not required to audit the effectiveness of our internal control over financial reporting until after we are no longer an “emerging growth company” as defined in the JOBS Act. At such time, our independent registered public accounting firm may issue an audit report that is adverse in the event one or more material weaknesses exist in our internal control over financial reporting. Any failure to maintain effective disclosure controls and internal control over financial reporting could have a material and adverse effect on our business, results of operations and financial condition and could cause a decline in the trading price of our Class A common stock.

Recent changes in U.S. tax laws could adversely affect our operating results and financial condition.

The United States recently enacted tax reform legislation (the “Tax Reform Legislation”) that, among other things, reduces the U.S. federal corporate income tax rate to 21%, imposes significant limitations on the deductibility of interest and executive compensation, allows for the expensing of capital expenditures, limits the deduction for net operating losses (“NOLs”) to 80% of current year taxable income in respect of losses arising in taxable years beginning after 2017, and modifies or repeals many business deductions and credits. The reduction in the U.S. federal corporate income tax rate is expected to be beneficial to us in future years in which we have net income subject to U.S. tax. The reduction in the U.S. federal corporate income tax rate also resulted in a remeasurement of our deferred tax assets and liabilities. There was no net impact as we maintain a full valuation allowance. On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) was enacted in response to the COVID-19 pandemic. The CARES Act contains certain tax provisions, including provisions that retroactively and/or temporarily suspend or relax in certain respects the application of certain provisions, such as the limitations on the deduction of NOLs and interest, in the Tax Reform Legislation.

There are a number of uncertainties and ambiguities as to the interpretation and application of many of the provisions in the Tax Reform Legislation and the CARES Act. In the absence of guidance on these issues, we will use what we believe are reasonable interpretations and assumptions in interpreting and applying the Tax Reform Legislation and the CARES Act, which may change as we receive additional clarification and implementation guidance. It is also possible that the Internal Revenue Service could issue subsequent guidance or take positions on audit that differ from the interpretations and assumptions that we previously made, which could have a material adverse effect on our cash tax liabilities, results of operations and financial condition.

We may not be permitted to file as a consolidated group for U.S. federal income tax and certain state tax purposes.

Under Section 1504(a) of the Internal Revenue Code of 1986, as amended (the “Code”), we are generally permitted to elect to file a consolidated tax return for U.S. federal income tax purposes with any corporations in which we own at least 80%, by vote and value, of the corporation’s outstanding stock (other than preferred stock meeting certain requirements). Filing a consolidated tax return with our subsidiaries as a consolidated group has certain U.S. federal income tax advantages, including permitting the consolidated group to share certain tax attributes such as net operating losses realized by one or more members of the group, the nonrecognition of income on inter-group dividends, and the ability to defer the recognition of gains on certain intercompany transactions. In addition, similar rules apply in certain states, which permit a corporate groups which meet certain requirements to file state income tax returns on a unitary or similar basis. The ownership of a corporation’s stock for U.S. federal income tax purposes is generally based on the substance of a transaction, rather than the ownership of legal title, based on a determination as to which entity has the benefits and burdens of the ownership of a corporation’s stock.

Because we retain the economic ownership in and control over shares of the PCs, even though we have transferred legal title to the shares of the PCs to Dr. Peter Antall, with respect to the Online Care Group, and Dr. Nitin Nanda, with respect to Asana Medical Technologies, in order to comply with the laws of the various states in which the PCs were formed and operate, we believe that we are the beneficial owners of the stock of the PCs for U.S. federal and state income tax purposes and thus are entitled to include the PCs in our U.S. federal consolidated income tax return and file a unitary or similar basis in certain states. For further discussion of this structure, see “Business—Physicians and Healthcare Professionals.” However, there is no case law or other binding administrative guidance that directly addresses our facts, and it is possible that the Internal Revenue Service (the “IRS”) or a state taxing authority could take the position that we are not the beneficial owner of the stock of the PCs and thus are not entitled to include the PCs in our U.S. federal consolidated income tax return or state unitary or similar tax return, as applicable. There can be no assurance that the IRS or a state taxing authority will not take this position, or that such position would not be sustained if we were to challenge any such position in an administrative appeal or in a court.

If we were not treated as the beneficial owner of the stock of the PCs, and were not entitled to include the PCs in our U.S. federal consolidated income tax return or a state unitary or similar tax return, this could have a material adverse effect on our cash tax liabilities, results of operations and financial condition.

Certain U.S. state and local tax authorities may assert that we have a nexus with such states or localities and may seek to impose state and local income taxes on our income allocated to such state and localities.

We file state and local income tax returns in 44 states and 2 cities. There is a risk that certain state tax authorities where we do not currently file a state income tax return could assert that we are liable for state and local income taxes based upon income or gross receipts allocable to such states or localities. States and localities are becoming increasingly aggressive in asserting nexus for state and local income tax purposes. We could be subject to additional state and local income taxation, including penalties and interest attributable to prior periods, if a state or local tax authority in a state or locality where we do not currently file an income tax return successfully asserts that our activities give rise to nexus for state income tax purposes. Such tax assessments, penalties and interest may adversely affect our cash tax liabilities, results of operations and financial condition.

Taxing authorities may successfully assert that we should have collected or in the future should collect sales and use or similar taxes for telehealth services which could adversely affect our results of operations.

Sales and use and similar tax laws and rates vary greatly from state to state. In 2019, we entered into voluntary disclosure agreements with 11 states and paid all amounts due under such agreements. Additionally, we are currently filing sales and use tax in 28 states, including 4 states in which we were required to register, collect and remit sales tax due to establishing “economic nexus” with such state under a recent U.S. Supreme Court decision. With respect to the remaining states in which we do not collect sales and use or similar taxes, although some of these states consider software-as-a-service to be exempt from sales and use tax or the state does not charge sales and use tax, one or more of the remaining states may assert that we had economic nexus with such state and were required to collect such taxes with respect to past or future services, which could result in tax assessments and penalties and interest. The assertion of such taxes against us for past services, or any requirement that we collect sales taxes on its provision of future services, could have a material adverse effect on our business, cash tax liabilities, results of operations, and financial condition.

Our ability to use our net operating losses to offset future taxable income may be subject to certain limitations.

In general, under Sections 382 and 383 of the Code, a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its pre-change NOLs and certain credit and capital loss carryforwards to offset future taxable income. A Section 382 ownership change generally occurs if one or more stockholders or groups of stockholders who own at least 5% of our stock increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. Similar rules may apply under state tax laws. As of December 31, 2019, we had approximately $343.2 million of federal NOL carryforwards, $234.9 million of state NOL carryforwards, $1.6 million of federal research and development credit carryforwards, $0.9 million of state research and development credits and $0.4 million in foreign tax credits. The federal NOL carryforwards for years before 2018 begin to expire in 2026, the state NOL carryforwards began to expire in 2020 and federal research and development credit carryforwards begin to expire in 2027. For federal NOL carryforwards generated in 2018 ($21 million) and 2019 ($83 million), these amounts do not expire and can be carried forward indefinitely. Based on our analysis of changes in the ownership of our stock through June 1, 2020, we do not believe that any such changes prior to such date resulted in significant limitations under Section 382 of the Code on our ability to utilize NOL and credit carryforwards generated prior to that date. However, changes in the ownership of our stock after June 1, 2020, including as a result of this offering or future offerings, and some of which are outside of our control, could result in an ownership change under Section 382 of the Code after such date, which could significantly limit our ability to utilize our existing and future NOL and credit carryforwards arising at any time prior to such ownership change. In addition, certain of our NOLs for years before 2019 may be subject to a separate set of limitations applicable to losses from “separate return years,” which may limit our ability to use such losses against the income of our consolidated group. We have recorded a full valuation allowance against the deferred tax assets attributable to our NOL and our research and development credit carryforwards.

In order to support the growth of our business, we may need additional capital, which sources of additional capital may not be available to us on acceptable terms or at all.

Our operations have consumed substantial amounts of cash since inception and we intend to continue to make significant investments to support our business growth, respond to business challenges or opportunities, develop new software-based products and services, enhance our existing solution and services, enhance our operating infrastructure and potentially acquire complementary businesses and technologies. For the years ended December 31, 2018 and 2019, our net cash used in operating activities was $74.0 million and $81.9 million respectively, and $40.7 million and $57.8 million for the six months ended June 30, 2019 and 2020, respectively. As of December 31, 2019, we had $177.6 million of cash, cash equivalents and short-term investments, which are held for working capital purposes. As of June 30, 2020, we had $262.7 million of cash, cash equivalents and short-term investments, which are held for working capital purposes.

Our future capital requirements may be significantly different from our current estimates and will depend on many factors, including our growth rate, subscription renewal activity, the timing and extent of spending to support development efforts, the expansion of sales and marketing activities, the introduction of new or enhanced services and the continuing market acceptance of telehealth. Accordingly, we may need to engage in equity or debt financings or collaborative arrangements to secure additional funds. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our Class A common stock. Any debt financing secured by us in the future could involve additional restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. In addition, during times of economic instability, it has been difficult for many companies to obtain financing in the public markets or to obtain debt financing, and we may not be able to obtain additional financing on commercially reasonable terms, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us, it could have a material adverse effect on our business, financial condition and results of operations.

Our quarterly results may fluctuate significantly, which could adversely impact the value of our Class A common stock.

Our quarterly results of operations, including our revenue, net loss and cash flows, has varied and may vary significantly in the future, and period-to-period comparisons of our results of operations may not be meaningful. Accordingly, our quarterly results should not be relied upon as an indication of future performance. Our quarterly financial results may fluctuate as a result of a variety of factors, many of which are outside of our control, including, without limitation, the following:

•	the addition or loss of large clients, including through acquisitions or consolidations of such clients;

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seasonal and other variations in the timing of the sales of our services, as a significantly higher proportion of our clients enter into new subscription contracts with us or renew their existing contracts in the third and fourth quarters of the year compared to the first and second quarters;

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seasonal and other variations in the timing of the sales of our services, as a significantly higher proportion of our clients’ members and patients use our services during peak cold and flu season months;

•	the timing of recognition of revenue, including possible delays in the recognition of revenue due to sometimes unpredictable implementation timelines;

•	the amount and timing of operating expenses related to the maintenance and expansion of our business, operations and infrastructure;

•	our ability to effectively manage the size and composition of our proprietary network of healthcare professionals relative to the level of demand for services from our clients’ members and patients;

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the timing and success of introductions of new products and services by us or our competitors or any other change in the competitive dynamics of our industry, including consolidation among competitors, clients or strategic partners;

•	client renewal rates and the timing and terms of client renewals;

•	the mix of products and services sold during a period; and

•	the timing of expenses related to the development or acquisition of technologies or businesses and potential future charges for impairment of goodwill from acquired companies.

Most of our revenue in any given quarter is derived from contracts entered into with our clients during previous quarters. Consequently, a decline in new or renewed contracts in any one quarter may not be fully reflected in our revenue for that quarter. Such declines, however, would negatively affect our revenue in future periods and the effect of significant downturns in sales of and market demand for our solution, and potential changes in our rate of renewals or renewal terms, may not be fully reflected in our results of operations until future periods. Our subscription model also makes it difficult for us to rapidly increase our total revenue through additional sales in any period, as revenue from new clients must be recognized over the applicable term of the contract. Accordingly, the effect of changes in the industry impacting our business or changes we experience in our new sales may not be reflected in our short-term results of operations. Any fluctuation in our quarterly results may not accurately reflect the underlying performance of our business and could cause a decline in the trading price of our Class A common stock.

If we fail to manage our growth effectively, our expenses could increase more than expected, our revenue may not increase and we may be unable to implement our business strategy.

We have experienced significant growth in recent periods, which puts strain on our business, operations and employees. For example, we grew from 587 full-time employees at December 31, 2018 to 686 full-time employees at December 31, 2019. We have also increased our client and consumer bases significantly over the past five years. We anticipate that our operations will continue to rapidly expand. To manage our current and anticipated future growth effectively, we must continue to maintain and enhance our IT infrastructure, financial and accounting systems and controls. We must also attract, train and retain a significant number of qualified sales and marketing personnel, customer support personnel, professional services personnel, software engineers, technical personnel and management personnel, and the availability of such personnel, in particular software engineers, may be constrained.

A key aspect to managing our growth is our ability to scale our capabilities, including in response to unexpected shifts in demand for telehealth, such as during the COVID-19 pandemic, to implement our solution satisfactorily with respect to both large and demanding clients, who currently constitute the substantial majority of our client base. Large clients often require specific features or functions unique to their consumer base, which, at a time of significant growth or during periods of high demand, may strain our implementation capacity and hinder our ability to successfully implement our solution to our clients in a timely manner. We are in the process of hiring additional accounting personnel and, as a public company, may need to make further investments in our technology and automate portions of our solution or services to decrease our costs. If we are unable to address the needs of our clients or consumers, or our clients or consumers are unsatisfied with the quality of our solution or services, they may not renew their contracts, seek to cancel or terminate their relationship with us or renew on less favorable terms, any of which could cause our annual net dollar retention rate to decrease.

Failure to effectively manage our growth could also lead us to over-invest or under-invest in development and operations, result in weaknesses in our infrastructure, systems or controls, give rise to operational mistakes, financial losses, loss of productivity or business opportunities and result in loss of employees and reduced productivity of remaining employees. Our growth is expected to require significant capital expenditures and may divert financial resources from other projects such as the development of new software-based products and services. If our management is unable to effectively manage our growth, our expenses may increase more than expected, our revenue may not increase or may grow more slowly than expected and we may be unable to implement our business strategy. The quality of our services may also suffer, which could negatively affect our reputation and harm our ability to attract and retain clients.

We incur significant upfront costs in our client relationships, and if we are unable to maintain and grow these client relationships over time, we are likely to fail to recover these costs, which could have a material adverse effect on our business, financial condition and results of operations.

Historically we have derived the highest percentage of our revenue from software access fees. Accordingly, our business model depends heavily on achieving economies of scale because our initial upfront investment is costly and the associated revenue is recognized on a ratable basis. We devote significant resources to establish relationships with our clients and implement our solution and related services. This is particularly so in the case of large enterprises that, to date, have comprised a substantial majority of our client base. Accordingly, our results of operations will depend in substantial part on our ability to deliver a successful experience for clients, as well as their members and patients, and persuade our clients to maintain and grow their relationship with us over time. Additionally, as our business is growing significantly, our client acquisition costs could outpace our build-up of recurring revenue, and we may be unable to reduce our total operating costs enough to achieve profitability, or if achieved, to maintain it. If we fail to achieve appropriate economies of scale or if we fail to manage or anticipate the evolution and in future periods, demand, of the access fee model, our business, financial condition and results of operations could be materially adversely affected.

Our sales cycle can be long and unpredictable and requires considerable time and expense, which may cause our results of operations to fluctuate.

The sales cycle for our solution from initial contact with a potential lead to contract execution and completion, varies widely by client, ranging from a few months to a year. Some of our clients undertake a significant and prolonged evaluation process, including to determine whether our services meet their unique healthcare needs, which frequently involves evaluation of not only our solution but also an evaluation of those of our competitors, which has in the past resulted in extended sales cycles. Our sales efforts involve educating our clients about the use, technical capabilities and potential benefits of our solution. Moreover, our large enterprise clients often begin to deploy our solution on a limited basis, which increases our upfront investment in the sales effort with no guarantee that these clients will deploy our solution widely enough across their organization to justify our substantial upfront investment. The implementation of large and complex contracts requires us to devote a sufficient amount of personnel, systems, equipment, technology and other resources as are necessary to ensure a timely and successful implementation. It is possible that in the future we may experience even longer sales cycles, more complex client needs, higher upfront sales costs and less predictability in completing some of our sales as we continue to expand our direct sales force, expand into new territories and market additional software-based products and services. If our sales cycle lengthens or our substantial upfront sales and implementation investments do not result in sufficient sales to justify our investments, it could have a material adverse effect on our business, financial condition and results of operations.

We depend on our senior management team, and the loss of one or more of our executive officers or key employees or an inability to attract and retain highly skilled employees could adversely affect our business.

Our success depends largely upon the continued services of our key members of senior management. These members of senior management are at-will employees and therefore they may terminate employment with us at any time with no advance notice. We also rely on our leadership team in the areas of research and development, marketing, services and general and administrative functions. From time to time, there may be changes in our management team resulting from the hiring or departure of executives, which could disrupt our business. The replacement of one or more of our executive officers or other key employees would likely involve significant time and costs and may significantly delay or prevent the achievement of our business objectives.

To continue to execute our growth strategy, we also must attract and retain highly skilled personnel. Competition is intense for qualified professionals. We may not be successful in continuing to attract and retain qualified personnel. We have from time to time in the past experienced, and we expect to continue to experience in the future, difficulty in hiring and retaining highly skilled personnel with appropriate qualifications. The pool of qualified personnel with experience working in the healthcare market is limited overall. In addition, many of the companies with which we compete for experienced personnel have greater resources than we have.

In addition, in making employment decisions, particularly in high-technology industries, job candidates often consider the value of the stock options or other equity instruments they are to receive in connection with their employment. Volatility in the price of our stock may, therefore, adversely affect our ability to attract or retain highly skilled personnel. Further, the requirement to expense stock options and other equity instruments may discourage us from granting the size or type of stock option or equity awards that job candidates require to join our company. Failure to attract new personnel or failure to retain and motivate our current personnel, could have a material adverse effect on our business, financial condition and results of operations.

We are dependent on our ability to recruit, retain and develop a very large and diverse workforce.

Our products and services and our operations require a large number of skilled employees. A significant number of employees have joined us in recent years. Our success is dependent on our ability to align our talent with our business needs, engage our employees and inspire our employees to be open to change, to innovate and to maintain member- and client-focus when delivering our services. Our business would also be adversely affected if we fail to adequately plan for succession of our executives and senior management; or if we fail to effectively recruit, integrate, retain and develop key talent and/or align our talent with our business needs, in light of the current rapidly changing environment. While we have succession plans in place and we have employment arrangements with a limited number of key executives, these do not guarantee that the services of these or suitable successor executives will continue to be available to us. In addition, as we expand internationally, we face the challenge of recruiting, integrating, educating, managing, retaining and developing a more culturally diverse workforce.

If we fail to develop widespread brand awareness cost-effectively, our business may suffer.

We believe that developing and maintaining widespread awareness of our brand in a cost-effective manner is critical to achieving widespread adoption of our solution and attracting new clients. Our brand promotion activities may not generate client awareness or increase revenue, and even if they do, any increase in revenue may not offset the expenses we incur in building our brand. If we fail to successfully promote and maintain our brand, or incur substantial expenses in doing so, we may fail to attract or retain clients necessary to realize a sufficient return on our brand-building efforts or to achieve the widespread brand awareness that is critical for broad client adoption of our solution.

We may acquire other companies or technologies, which could divert our management’s attention, result in dilution to our stockholders and otherwise disrupt our operations and we may have difficulty integrating any such acquisitions successfully or realizing the anticipated benefits therefrom, any of which could have a material adverse effect on our business, financial condition and results of operations.

We intend to seek to acquire or invest in businesses, software-based products and services or technologies that we believe could complement or expand our solution, enhance our technical capabilities or otherwise offer growth opportunities. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated.

If we acquire additional businesses, we may not be able to integrate the acquired personnel, operations and technologies successfully, or effectively manage the combined business following the acquisition. We also may not achieve the anticipated benefits from the acquired business due to a number of factors, including, but not limited to:

•	inability to integrate or benefit from acquired technologies or services in a profitable manner;

•	unanticipated costs or liabilities associated with the acquisition;

•	difficulty integrating the accounting systems, operations and personnel of the acquired business;

•	difficulties and additional expenses associated with supporting legacy products and hosting infrastructure of the acquired business;

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difficulty converting the clients of the acquired business onto our platform and contract terms, including disparities in the revenue, licensing, support or professional services model of the acquired company;

•	diversion of management’s attention from other business concerns;

•	adverse effects to our existing business relationships with business partners and clients as a result of the acquisition;

•	the potential loss of key employees;

•	use of resources that are needed in other parts of our business; and

•	use of substantial portions of our available cash to consummate the acquisition.

In addition, a significant portion of the purchase price of companies we acquire may be allocated to acquired goodwill and other intangible assets, which generally must be assessed for impairment at least annually. In the future, if our acquisitions do not yield expected returns, we may be required to take charges to our results of operations based on this impairment assessment process, which could adversely affect our results of operations.

Acquisitions could also result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our results of operations. In addition, if an acquired business fails to meet our expectations, our business, financial condition and results of operations may suffer.

We may fail to realize all of the anticipated benefits of the Aligned Acquisition, including expected synergies, and we will be subject to business uncertainties that could adversely affect our business.

The success of the Aligned Acquisition will depend, in part, on our ability to realize anticipated cost synergies by integrating Aligned’s customer relationships with our telehealth platform. Our success in realizing these benefits, and the timing of this realization, depends on the successful integration of our business and operations with Aligned’s business and may require significant internal and external investment. Even though we have integrated Aligned’s business, this integration may not result in the realization of the full benefits of the Aligned Acquisition that we currently expect within the anticipated time frame or at all. There is also the possibility that:

•	the Aligned Acquisition may result in our assuming unexpected liabilities;

•	we may experience difficulties integrating operations and systems, for example with respect to accounting and IT controls, IT systems as well as company policies and cultures;

•	we may fail to retain and assimilate employees of Aligned’s business; and

•	problems may arise in entering new markets in which we have little or no experience.

Uncertainty about the effect of the Aligned Acquisition on employees, customers and suppliers may expose us to financial, executional and operational risks. These uncertainties may impair our ability to attract, retain and motivate key personnel and could cause our customers, suppliers and other business partners to delay or defer certain business decisions or to seek to change existing business relationships with us. The occurrence of any of these events could have a material adverse effect on our operating results.

We may pursue acquisitions and other strategic transactions to complement or expand our business that may not be successful, and we may lose up to the entire value of our investment in these acquisitions and transactions.

Our future success may depend on opportunities to buy other businesses or technologies that could complement, enhance or expand our current business or products or that might otherwise offer us growth opportunities. To pursue this strategy successfully, we must identify attractive acquisition or investment opportunities and successfully complete transactions, some of which may be large and complex. We may not be able to identify or complete attractive acquisition or investment opportunities due to, among other things, the intense competition for these transactions. If we are not able to identify and complete such acquisition or investment opportunities, our future results of operations and financial condition may be adversely affected.

We may be unable to obtain in the anticipated timeframe, or at all, any regulatory approvals required to complete proposed acquisitions and other strategic transactions. Furthermore, the conditions imposed for obtaining any necessary approvals could delay the completion of such transactions for a significant period of time or prevent them from occurring at all. We may not be able to complete such transactions and such transactions, if executed, pose significant risks and could have a negative effect on our operations. Any transactions that we are able to identify and complete may involve a number of risks, including:

•	the diversion of our management’s attention from our existing business to integrate the operations and personnel of the acquired or combined business or joint venture;

•	the possible adverse effects on our operating results during the integration process;

•	a high degree of risk inherent in these transactions, which could become substantial over time, and higher exposure to significant financial losses if the underlying ventures are not successful;

•	our possible inability to achieve the intended objectives of the transaction; and

•	the risks associated with complying with regulations applicable to the acquired business, which may cause us to incur substantial expenses.

In addition, we may not be able to successfully or profitably integrate, operate, maintain and manage our newly acquired operations or employees. We may not be able to maintain uniform standards, controls, procedures and policies, and this may lead to operational inefficiencies. In addition, the integration process may strain our financial and managerial controls and reporting systems and procedures.

New acquisitions, joint ventures and other transactions may require the commitment of significant capital that would otherwise be directed to investments in our existing business. To pursue acquisitions and other strategic transactions, we may need to raise additional capital in the future, which may not be available on acceptable terms or at all. In addition to committing capital to complete the acquisitions, substantial capital may be required to operate the acquired businesses following their acquisition. These acquisitions may result in significant financial losses if the intended objectives of the transactions are not achieved.

Economic uncertainties or downturns in the general economy or the industries in which our clients operate could disproportionately affect the demand for our solution and negatively impact our results of operations.

General worldwide economic conditions have experienced significant downturns during the last ten years, and market volatility and uncertainty remain widespread, making it potentially very difficult for our clients and us to accurately forecast and plan future business activities. During challenging economic times, our clients may have difficulty gaining timely access to sufficient credit or obtaining credit on reasonable terms, which could impair their ability to make timely payments to us and adversely affect our revenue. If that were to occur, our financial results could be harmed. Further, challenging economic conditions may impair the ability of our clients to pay for the software-based products and services they already have purchased from us and, as a result, our write-offs of accounts receivable could increase. We cannot predict the timing, strength or duration of any economic slowdown or recovery. If the condition of the general economy or markets in which we operate worsens, our business could be harmed.

We may enter into collaborations, in-licensing arrangements, joint ventures, strategic alliances or partnerships with third-parties that may not result in the development of commercially viable solutions or the generation of significant future revenues.

In the ordinary course of our business, we may enter into collaborations, in-licensing arrangements, joint ventures, strategic alliances, partnerships or other arrangements to develop products and to pursue new markets. Proposing, negotiating and implementing collaborations, in-licensing arrangements, joint ventures, strategic alliances or partnerships may be a lengthy and complex process. Other companies, including those with substantially greater financial, marketing, sales, technology or other business resources, may compete with us for these opportunities or arrangements. We may not identify, secure, or complete any such transactions or arrangements in a timely manner, on a cost-effective basis, on acceptable terms or at all. We have limited institutional knowledge and experience with respect to these business development activities, and we may also not realize the anticipated benefits of any such transaction or arrangement. In particular, these collaborations may not result in the development of products that achieve commercial success or result in significant revenues and could be terminated prior to developing any products. Additionally, we may not own, or may jointly own with a third party, the intellectual property rights in products and other works developed under our collaborations, joint ventures, strategic alliances or partnerships.

Additionally, we may not be in a position to exercise sole decision making authority regarding the transaction or arrangement, which could create the potential risk of creating impasses on decisions, and our future collaborators may have economic or business interests or goals that are, or that may become, inconsistent with our business interests or goals. It is possible that conflicts may arise with our collaborators, such as conflicts concerning the achievement of performance milestones, or the interpretation of significant terms under any agreement, such as those related to financial obligations or the ownership or control of intellectual property developed during the collaboration. If any conflicts arise with any future collaborators, they may act in their self-interest, which may be adverse to our best interest, and they may breach their obligations to us. In addition, we may have limited control over the amount and timing of resources that any future collaborators devote to our or their future products. Disputes between us and our collaborators may result in litigation or arbitration which would increase our expenses and divert the attention of our management. Further, these transactions and arrangements will be contractual in nature and will generally be terminable under the terms of the applicable agreements and, in such event, we may not continue to have rights to the products relating to such transaction or arrangement or may need to purchase such rights at a premium.

We are currently party to, and may enter into future, in-bound intellectual property license agreements. We may not be able to fully protect the intellectual property rights licensed to us or maintain those licenses. Our licensors may retain the right to prosecute and defend the intellectual property rights licensed to us, in which case we would depend on the ability of our licensors to obtain, maintain and enforce intellectual property protection for the licensed intellectual property. These licensors may determine not to pursue litigation against other companies or may pursue such litigation less aggressively than we would. In addition, such licenses may only provide us with non-exclusive rights, which could allow other third parties, including our competitors, to utilize the licensed intellectual property rights. Further, our in-bound license agreements may impose various diligence, commercialization, royalty or other obligations on us. Our licensors may allege that we have breached our license agreement with them, and accordingly seek to terminate our license, which could adversely affect our competitive business position and harm our business prospects.

The estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all.

Market opportunity estimates and growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The estimates and forecasts in this prospectus relating to the size and expected growth of the telehealth market may prove to be inaccurate. Even if the market in which we compete meets our size estimates and forecasted growth, our business could fail to grow at similar rates, if at all.

Natural or man-made disasters and other similar events may significantly disrupt our business and negatively impact our business, financial condition and results of operations.

Our offices may be harmed or rendered inoperable by natural or man-made disasters, including earthquakes, power outages, fires, floods, nuclear disasters and acts of terrorism or other criminal activities, which may render it difficult or impossible for us to operate our business for some period of time. Although we have disaster recovery plans in place, such plans may not be adequate in a disaster situation. Any disruptions in our operations related to the repair or replacement of our offices, could negatively impact our business and results of operations and harm our reputation. Although we maintain an insurance policy covering damage to property we rent, such insurance may not be sufficient to compensate for losses that may occur. Any such losses or damages could have a material adverse effect on our business, financial condition and results of operations. In addition, our clients’ facilities may be harmed or rendered inoperable by such natural or man-made disasters, which may cause disruptions, difficulties or material adverse effects on our business.

With respect to our international operations, we face political, legal and compliance, operational, regulatory, economic and other risks that we do not face or that are more significant than in our domestic operations.

With respect to our international operations, we face political, legal and compliance, operational, regulatory, economic and other risks that we do not face or that are more significant than in our domestic operations. These risks vary widely by country and include varying regional and geopolitical business conditions and demands, government intervention and censorship, discriminatory regulation, nationalization or expropriation of assets and pricing constraints. Our international products need to meet country-specific client and member preferences as well as country-specific legal requirements, including those related to licensing, privacy, data storage, location, protection and security. We have offices in the United States and Israel and a client in Israel.

Our international operations require us to overcome logistical and other challenges based on differing languages, cultures, legal and regulatory schemes and time zones. Our international operations encounter labor laws, customs and employee relationships that can be difficult, less flexible than in our domestic operations and expensive to modify or terminate. In some countries we are required to, or choose to, operate with local business partners, which requires us to manage our partner relationships and may reduce our operational flexibility and ability to quickly respond to business challenges.

Our international operations are subject to particular risks in addition to those faced by our domestic operations, including:

•	the need to localize and adapt our solution for specific countries, including translation into foreign languages and associated expenses;

•	potential loss of proprietary information due to misappropriation or laws that may be less protective of our intellectual property rights than U.S. laws or that may not be adequately enforced;

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requirements of foreign laws and other governmental controls, including cross-border compliance challenges related to the complexity of multiple, conflicting and changing governmental laws and regulations, including employment, healthcare, tax, privacy and data protection laws and regulations;

•	data privacy laws that require that client data be stored and processed in a designated territory;

•	new and different sources of competition and laws and business practices favoring local competitors;

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local business and cultural factors that differ from our normal standards and practices, including business practices that we are prohibited from engaging in by the U.S. Foreign Corrupt Practices Act of 1977 (“FCPA”) and other anti-corruption laws and regulations;

•	changes to economic sanctions laws and regulations;

•	central bank and other restrictions on our ability to repatriate cash from international subsidiaries;

•	adverse tax consequences;

•	fluctuations in currency exchange rates, economic instability and inflationary conditions, which could make our solution more expensive or increase our costs of doing business in certain countries;

•	limitations on future growth or inability to maintain current levels of revenues from international sales if we do not invest sufficiently in our international operations;

•	different pricing environments, longer sales cycles and longer accounts receivable payment cycles and collections issues;

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difficulties in staffing, managing and operating our international operations, including difficulties related to administering our stock plans in some foreign countries and increased financial accounting and reporting requirements and complexities;

•	difficulties in coordinating the activities of our geographically dispersed and culturally diverse operations; and

•	political unrest, war, terrorism or regional natural disasters, particularly in areas in which we have facilities.

Our overall success in international markets depends, in part, on our ability to anticipate and effectively manage these risks and there can be no assurance that we will be able to do so without incurring unexpected costs. If we are not able to manage the risks related to our international operations, our business, financial condition and results of operations may be materially adversely affected.

Our failure to comply with the anti-corruption, trade compliance and economic sanctions laws and regulations of the United States and applicable international jurisdictions could materially adversely affect our reputation and results of operations.

We must comply with anti-corruption laws and regulations imposed by governments around the world with jurisdiction over our operations, which may include the FCPA in the United States, as well as the laws of the countries where we do business. These laws and regulations apply to companies, individual directors, officers, employees and agents, and may restrict our operations, trade practices, investment decisions and partnering activities. Where they apply, the FCPA and the U.K. Bribery Act of 2010 (the “UK Bribery Act”) prohibit us and our officers, directors, employees and business partners acting on our behalf, including joint venture partners and agents, from corruptly offering, promising, authorizing or providing anything of value to public officials for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. As part of our business, we may deal with governments and state-owned business enterprises, the employees and representatives of which may be considered public officials for purposes of the FCPA.

We also are subject to the jurisdiction of various governments and regulatory agencies around the world, which may bring our personnel and agents into contact with public officials responsible for issuing or renewing permits, licenses or approvals or for enforcing other governmental regulations. In addition, some of the international locations in which we will operate lack a developed legal system and have elevated levels of corruption. Our business also must be conducted in compliance with applicable export controls and trade and economic sanctions laws and regulations, including those of the U.S. government, the governments of other countries in which we will operate or conduct business and various multilateral organizations. Such laws and regulations include, without limitation, those administered and enforced by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”), the U.S. Department of State, the U.S. Department of Commerce, the United Nations Security Council and other relevant sanctions authorities. Our provision of services to persons located outside the United States may be subject to certain regulatory prohibitions, restrictions or other requirements, including certain licensing or reporting requirements. Our provision of services outside of the United States exposes us to the risk of violating, or being accused of violating, anti-corruption, exports controls and trade compliance and economic sanctions laws and regulations. Our failure to successfully comply with these laws and regulations may expose us to reputational harm as well as significant sanctions, including criminal fines, imprisonment, civil penalties, disgorgement of profits, injunctions and suspension or debarment from government contracts, as well as other remedial measures. Investigations of alleged violations can be expensive and disruptive. Though we have implemented an anti-corruption policy as well as formal training and monitoring programs, we cannot assure compliance by our employees or representatives for which we may be held responsible, and any such violation could materially adversely affect our reputation, business, financial condition and results of operations.

Risks Related to Regulatory Environment

Our business could be adversely affected by legal challenges to our business model or by actions restricting our ability to provide the full range of our services in certain jurisdictions.

Our ability to conduct telehealth services in a particular jurisdiction is directly dependent upon the applicable laws governing remote care, the practice of medicine and healthcare delivery in general in such location, which are subject to changing political, regulatory and other influences. With respect to telehealth services, in the past, state medical boards have established new rules or interpreted existing rules in a manner that has limited or restricted our ability to conduct our business as it was conducted in other states. Some of these actions have resulted in the suspension or modification of our telehealth operations in certain states. However, the extent to which a jurisdiction considers particular actions or relationships to comply with the applicable standard of care is subject to change and to evolving interpretations by (in the case of U.S. states) medical boards and state attorneys general, among others, each with broad discretion. Accordingly, we must monitor our compliance with law in every jurisdiction in which we operate, on an ongoing basis, and we cannot provide assurance that our activities and arrangements, if challenged, will be found to be in compliance with the law. Although the COVID-19 pandemic has led to the relaxation of certain Medicare, Medicaid and state licensure restrictions on the delivery of telehealth services, it is uncertain how long the relaxed policies will remain in effect, and, there can be no guarantee that once the COVID-19 pandemic is over that such restrictions will not be reinstated or changed in a way that adversely affects our business.

Additionally, it is possible that the laws and rules governing the practice of medicine and the practice of pharmacy, including remote care, in one or more jurisdictions may change in a manner deleterious to our business. For instance, a few states have imposed different, and, in some cases, additional, standards regarding the provision of services via telehealth. Some states impose strict standards on using telehealth to prescribe certain classes of controlled substances that can be commonly used to treat behavioral health disorders. The unpredictability of this regulatory landscape means that sudden changes in policy regarding standards of care and reimbursement are possible. If a successful legal challenge or an adverse change in the relevant laws were to occur, and we or our affiliated medical group were unable to adapt our business model accordingly, our operations in the affected jurisdictions would be disrupted, which could have a material adverse effect on our business, financial condition and results of operations.

We are dependent on our relationships with affiliated professional entities, which we do not own, to provide physician services, and our business would be adversely affected if those relationships were disrupted.

There is a risk that authorities in some jurisdictions may find that our contractual relationships with AMG and AMG’s physicians providing telehealth violate laws prohibiting the corporate practice of medicine or fee-splitting. These laws generally prohibit the practice of medicine by or sharing of professional fees with lay persons or entities and are intended to prevent unlicensed persons or entities from interfering with or inappropriately influencing the physician’s professional judgment. Generally, we are prohibited from exercising control over the medical judgments or decisions of physicians or engaging in certain financial arrangements, such as splitting professional fees with physicians. The extent to which each state considers particular actions or contractual relationships to constitute improper influence of professional judgment varies across the states and is subject to change and to evolving interpretations by state boards of medicine and state attorneys general, among others. As such, we must monitor our compliance with laws in every jurisdiction in which we operate on an ongoing basis and we cannot guarantee that subsequent interpretation of the corporate practice of medicine laws will not circumscribe our business operations. The enforcement of state corporate practice of medicine doctrines may result in the imposition of penalties on physicians themselves for aiding the corporate practice of medicine, which could discourage physicians from participating in our network of providers.

The corporate practice of medicine prohibition exists in some form, by statute, regulation, board of medicine or attorney general guidance, or case law, in more than 40 states, all of which we operate in, though the broad variation between state application and enforcement of the doctrine makes an exact count difficult. Due to the prevalence of the corporate practice of medicine doctrine, including in the states where we predominantly conduct our business, we provide administrative and management services to entities associated with AMG pursuant to which those entities reserve exclusive control and responsibility for all aspects of the practice of medicine and the delivery of medical services. We do not own our AMG-affiliated entities. For example, Amwell Medical Group™-affiliated entities are owned by Dr. Peter Antall, one of AMG’s medical providers, who also currently serves as our Chief Medical Officer, while Asana Medical Technologies is owned by Dr. Nitin Nanda, founder of Aligned Telehealth. We in turn contract with these entities through business support agreements and direct transfer agreements for the provision of health care services and the receipt of fees. For further discussion of this structure, see “Business—Physicians and Healthcare Professionals.” While we expect that these relationships will continue, we cannot guarantee that they will. A material change in our relationship with AMG, whether resulting from a dispute among the entities, a change in government regulation, or the loss of these affiliations, could impair our ability to provide services to our consumers and could have a material adverse effect on our business, financial condition and results of operations.

In addition, the arrangement in which we have entered to comply with state corporate practice of medicine doctrines could subject us to additional scrutiny by federal and state regulatory bodies regarding federal and state fraud and abuse laws. Any scrutiny, investigation, or litigation with regard to our arrangement with AMG could have a material adverse effect on our business, financial condition and results of operations, particularly if we are unable to restructure our operations and arrangements to comply with applicable laws or we are required to restructure at a significant cost, or if we were subject to penalties or other adverse action.

Evolving government regulations may result in increased costs or adversely affect our results of operations.

In a regulatory climate that is uncertain, our operations may be subject to direct and indirect adoption, expansion or reinterpretation of various laws and regulations. Compliance with these future laws and regulations may require us to change our practices at an undeterminable and possibly significant initial monetary and recurring expense. These additional monetary expenditures may increase future overhead, which could have a material adverse effect on our results of operations.

We have identified what we believe are the areas of government regulation that, if changed, would be costly to us. These include: rules governing the practice of medicine by physicians; laws relating to licensure requirements for physicians and other licensed health professionals; laws limiting the corporate practice of medicine and professional fee-splitting; laws governing the issuances of prescriptions in an online setting; cybersecurity and privacy laws; and laws and rules relating to the distinction between independent contractors and employees. There could be laws and regulations applicable to our business that we have not identified or that, if changed, may be costly to us, and we cannot predict all the ways in which implementation of such laws and regulations may affect us.

In the jurisdictions in which we operate, even where we believe we are in compliance with all applicable laws, due to the uncertain regulatory environment, certain jurisdictions may determine that we are in violation of their laws. In the event that we must remedy such violations, we may be required to modify our services and products in a manner that undermines our solution’s attractiveness to our clients, consumers or providers or experts, we may become subject to fines or other penalties or, if we determine that the requirements to operate in compliance in such jurisdictions are overly burdensome, we may elect to terminate our operations in such places. In each case, our revenue may decline and our business, financial condition and results of operations could be materially adversely affected.

Additionally, the introduction of new services may require us to comply with additional, yet undetermined, laws and regulations. Compliance may require obtaining appropriate licenses or certificates, increasing our security measures and expending additional resources to monitor developments in applicable rules and ensure compliance. The failure to adequately comply with these future laws and regulations may delay or possibly prevent some of our products or services from being offered to clients, or their members and patients, which could have a material adverse effect on our business, financial condition and results of operations.

We conduct business in a heavily regulated industry and if we fail to comply with these laws and government regulations, we could incur penalties or be required to make significant changes to our operations or experience adverse publicity, which could have a material adverse effect on our business, financial condition, and results of operations.

The U.S. healthcare industry is heavily regulated and closely scrutinized by federal and state governments. Comprehensive statutes and regulations govern the manner in which we provide and bill for services and collect reimbursement from governmental programs and private payers, our contractual relationships with AMG and its corresponding relationship with its providers, vendors and clients, our marketing activities and other aspects of our operations. Of particular importance are:

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the federal physician self-referral law, commonly referred to as the Stark Law, that, unless one of the statutory or regulatory exceptions apply, prohibits physicians from referring Medicare or Medicaid patients to an entity for the provision of certain “designated health services” if the physician or a member of such physician’s immediate family has a direct or indirect financial relationship (including an ownership interest or a compensation arrangement) with the entity, and prohibit the entity from billing Medicare or Medicaid for such designated health services. Sanctions for violating the Stark Law include denial of payment, civil monetary penalties of up to $25,820 per claim submitted and exclusion from the federal health care programs. Failure to refund amounts received as a result of a prohibited referral on a timely basis may constitute a false or fraudulent claim and may result in civil penalties and additional penalties under the FCA. The statute also provides for a penalty of up to $172,137 for a circumvention scheme;

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the federal Anti-Kickback Statute that prohibits the knowing and willful offer, payment, solicitation or receipt of any bribe, kickback, rebate or other remuneration for referring an individual, in return for ordering, leasing, purchasing or recommending or arranging for or to induce the referral of an individual or the ordering, purchasing or leasing of items or services covered, in whole or in part, by any federal healthcare program, such as Medicare and Medicaid. Remuneration has been interpreted broadly to be anything of value, and could include compensation, discounts, or free marketing services.

A person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act. Violations of the federal Anti-Kickback Statute may result in civil monetary penalties up to $104,330 for each violation, plus up to three times the remuneration involved. Civil penalties for such conduct can further be assessed under the federal False Claims Act. Violations can also result in criminal penalties, including criminal fines of up to $100,000 and imprisonment of up to 10 years. Similarly, violations can result in exclusion from participation in government healthcare programs, including Medicare and Medicaid;

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the criminal healthcare fraud provisions of the federal Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act (“HITECH”), and their implementing regulations, which we collectively refer to as HIPAA, and related rules that prohibit knowingly and willfully executing a scheme or artifice to defraud any healthcare benefit program or falsifying, concealing or covering up a material fact or making any material false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation;

•	HIPAA, which also imposes certain regulatory and contractual requirements regarding the privacy, security and transmission of PHI;

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the federal False Claims Act that imposes civil and criminal liability on individuals or entities that knowingly submit false or fraudulent claims for payment to the government or knowingly making, or causing to be made, a false statement in order to have a false claim paid, including qui tam or whistleblower suits;

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the federal Civil Monetary Law prohibits, among other things, the offering or transfer of remuneration to a Medicare or state healthcare program beneficiary if the person knows or should know it is likely to influence the beneficiary’s selection of a particular provider, practitioner, or supplier of services reimbursable by Medicare or a state healthcare program, unless an exception applies;

•	reassignment of payment rules that prohibit certain types of billing and collection practices in connection with claims payable by the Medicare or Medicaid programs;

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similar state law provisions pertaining to Anti-Kickback, self-referral and false claims issues, some of which may apply to items or services reimbursed by any third party payer, including commercial insurers or services paid out-of-pocket by patients;

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state laws that prohibit general business corporations, such as us, from practicing medicine, controlling physicians’ medical decisions or engaging in some practices such as splitting fees with physicians;

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the Federal Trade Commission Act and federal and state consumer protection, advertisement and unfair competition laws, which broadly regulate marketplace activities and activities that could potentially harm consumers;

•	laws that regulate debt collection practices as applied to our debt collection practices;

•	a provision of the Social Security Act that imposes criminal penalties on healthcare providers who fail to disclose or refund known overpayments;

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federal and state laws that prohibit providers from billing and receiving payment from Medicare and Medicaid for services unless the services are medically necessary, adequately and accurately documented, and billed using codes that accurately reflect the type and level of services rendered; and

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federal and state laws and policies that require healthcare providers to maintain licensure, certification or accreditation to provide physician and other professional services, to enroll and participate in the Medicare and Medicaid programs, to report certain changes in their operations to the agencies that administer these programs, as well as state insurance laws.

Because of the breadth of these laws and the need to fit certain activities within one of the statutory exceptions and safe harbors available, it is possible that some of our business activities could be subject to challenge under one or more of such laws. Achieving and sustaining compliance with these laws may prove costly. Failure to comply with these laws and other laws can result in civil and criminal penalties such as fines, damages, overpayment recoupment, loss of enrollment status and exclusion from the Medicare and Medicaid programs. The risk of our being found in violation of these laws and regulations is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are sometimes open to a variety of interpretations. Our failure to accurately anticipate the application of these laws and regulations to our business or any other failure to comply with regulatory requirements could create liability for us and negatively affect our business. Any action against us for violation of these laws or regulations, even if we successfully defend against it, could cause us to incur significant legal expenses, divert our management’s attention from the operation of our business and result in adverse publicity.

To enforce compliance with the federal laws, the U.S. Department of Justice and the U.S. Department of Health and Human Services Office of Inspector General (“OIG”), have continued their scrutiny of healthcare providers, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry. Dealing with investigations can be time- and resource-consuming and can divert management’s attention from the business. Any such investigation or settlement could increase our costs or otherwise have an adverse effect on our business. In addition, because of the potential for large monetary exposure under the federal False Claims Act, which provides for treble damages and mandatory minimum penalties of $11,665 to $23,331 per false claim or statement, healthcare providers often resolve allegations without admissions of liability for significant and material amounts to avoid the uncertainty of treble damages that may be awarded in litigation proceedings. Such settlements often contain additional compliance and reporting requirements as part of a consent decree, settlement agreement or corporate integrity agreement. Given the significant size of actual and potential settlements, it is expected that the government will continue to devote substantial resources to investigating healthcare providers’ compliance with the healthcare reimbursement rules and fraud and abuse laws.

Our ability to conduct telehealth services internationally is subject to the applicable laws governing remote care and the practice of medicine in such location, and the interpretation of these laws is evolving and varies significantly from country to county and are enforced by governmental, judicial and regulatory authorities with broad discretion. We cannot be certain that our interpretation of such laws and regulations are correct in how we structure our operations, our arrangements with physicians, services agreements and customer arrangements.

The laws, regulations and standards governing the provision of healthcare services may change significantly in the future. We cannot assure you that any new or changed healthcare laws, regulations or standards will not materially adversely affect our business. We cannot assure you that a review of our business by judicial, law enforcement, regulatory or accreditation authorities will not result in a determination that could adversely affect our operations.

Our use and disclosure of personally identifiable information, including PHI, personal data, and other health information, is subject to state, federal and foreign privacy and security regulations, and our failure to comply with those regulations or to adequately secure the information we hold could result in significant liability or reputational harm and, in turn, a material adverse effect on our client base, member and patient bases and revenue.

The privacy and security of personally identifiable information (“PII”) stored, maintained, received or transmitted electronically is a major issue in the United States and abroad. While we strive to comply with all applicable privacy and security laws and regulations, as well as our own posted privacy policies, legal standards for privacy, including but not limited to ‘‘unfairness’’ and ‘‘deception,’’ as enforced by the FTC and state attorneys general, continue to evolve and any failure or perceived failure to comply may result in proceedings or actions against us by government entities or others, or could cause us to lose customers, which could have a material adverse effect on our business. Recently, there has been an increase in public awareness of privacy issues in the wake of revelations about the activities of various government agencies and in the number of private privacy-related lawsuits filed against companies. Any allegations about our practices with regard to the collection, use, disclosure, or security of personally identifiable information or other privacy-related matters, even if unfounded and even if we are in compliance with applicable laws, could damage our reputation and harm our business.

For example, we send short message service, or SMS, text messages to potential end users who are eligible to use our service through certain customers and partners. While we obtain consent from or on behalf of these individuals to send text messages, federal or state regulatory authorities or private litigants may claim that the notices and disclosures we provide, form of consents we obtain or our SMS texting practices, are not adequate. These SMS texting campaigns are potential sources of risk for class action lawsuits and liability for our company. Numerous class-actions suits under federal and state laws have been filed in the past year against companies who conduct SMS texting programs, with many resulting in multi-million-dollar settlements to the plaintiffs. Any future such litigation against us could be costly and time-consuming to defend.

We also publish statements to our customers and clients that describe how we handle and protect personal information. If federal or state regulatory authorities or private litigants consider any portion of these statements to be untrue, we may be subject to claims of deceptive practices, which could lead to significant liabilities and consequences, including, without limitation, costs of responding to investigations, defending against litigation, settling claims and complying with regulatory or court orders

Numerous foreign, federal and state laws and regulations govern collection, dissemination, use and confidentiality of personally identifiable health information, including (i) state privacy and confidentiality laws (including state laws requiring disclosure of breaches); (ii) HIPAA; and (iii) European and other foreign data protection laws.

HIPAA establishes a set of basic national privacy and security standards for the protection of PHI, by health plans, healthcare clearinghouses and certain healthcare providers, referred to as covered entities, and the business associates with whom such covered entities contract for services, which includes us. We are considered a business associate under HIPAA; AMG is considered a covered entity.

HIPAA requires healthcare entities like us to develop and maintain policies and procedures with respect to PHI that is used or disclosed, including the adoption of administrative, physical and technical safeguards to protect such information. HIPAA also implemented the use of standard transaction code sets and standard identifiers that covered entities must use when submitting or receiving certain electronic healthcare transactions, including activities associated with the billing and collection of healthcare claims.

HIPAA imposes mandatory penalties for certain violations. Penalties for violations of HIPAA and its implementing regulations include civil monetary penalties of up to $59,522 per violation, not to exceed approximately $1.8 million for violations of the same standard in a single calendar year (as of 2020, and subject to periodic adjustments for inflation). However, a single breach incident can result in violations of multiple standards, which could result in significant fines. A person who knowingly obtains or discloses individually identifiable health information in violation of HIPAA may face a criminal penalty of up to $50,000 and up to one-year of imprisonment. The criminal penalties increase if the wrongful conduct involves false pretenses or the intent to sell, transfer, or use identifiable health information for commercial advantage, personal gain, or malicious harm. HIPAA also authorizes state attorneys general to file suit on behalf of their residents. While HIPAA does not create a private right of action allowing individuals to sue us in civil court for violations of HIPAA, its standards have been used as the basis for duty of care in state civil suits such as those for negligence or recklessness in the misuse or breach of PHI. Any such penalties or lawsuits could harm our business, financial condition, results of operations and prospects.

In addition, HIPAA mandates that the Secretary of the U.S. Department of Health and Human Services (“HHS”) conduct periodic compliance audits of HIPAA covered entities or business associates for compliance with the HIPAA Privacy and Security Standards. It also tasks HHS with establishing a methodology whereby harmed individuals who were the victims of breaches of unsecured PHI may receive a percentage of the Civil Monetary Penalty fine paid by the violator.

HIPAA further requires that patients be notified of any unauthorized acquisition, access, use or disclosure of their unsecured PHI that compromises the privacy or security of such information, with certain exceptions related to unintentional or inadvertent use or disclosure by employees or authorized individuals. HIPAA specifies that such notifications must be made “without unreasonable delay and in no case later than 60 calendar days after discovery of the breach.” If a breach affects 500 patients or more, it must be reported to HHS without unreasonable delay, and HHS will post the name of the breaching entity on its public web site. Breaches affecting 500 patients or more in the same state or jurisdiction must also be reported to the local media. If a breach involves fewer than 500 people, the covered entity must record it in a log and notify HHS at least annually.

Further, the U.S. federal government and various states and governmental agencies have adopted or are considering adopting various laws, regulations and standards regarding the collection, use, retention, security, disclosure, transfer and other processing of sensitive and personal information. For example, California implemented the California Confidentiality of Medical Information Act, that imposes restrictive requirements regulating the use and disclosure of health information and other personally identifiable information. These laws and regulations are not necessarily preempted by HIPAA, particularly if a state affords greater protection to individuals than HIPAA. Where state laws are more protective, we have to comply with the stricter provisions. In addition to fines and penalties imposed upon violators, some of these state laws also afford private rights of action to individuals who believe their personal information has been misused. California has also implemented the California Consumer Privacy Act, or CCPA, which came into effect on January 1, 2020 and, which increases privacy rights for California residents and imposes obligations on companies that process their personal information. Among other things, the CCPA requires covered companies to provide new disclosures to California consumers and provide such consumers new data protection and privacy rights, including the ability to opt-out of certain sales of personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for certain data breaches that result in the loss of personal information. This private right of action may increase the likelihood of, and risks associated with, data breach litigation. The CCPA has been amended from time to time, and it is possible that further amendments will be enacted, but even in its current format remains unclear how various provisions of the CCPA will be interpreted and enforced.

There are many other state-based data privacy and security laws and regulations that may impact our business. All of these evolving compliance and operational requirements impose significant costs that are likely to increase over time, may require us to modify our data processing practices and policies, divert resources from other initiatives and projects and could restrict the way services involving data are offered, all of which may adversely affect our results of operations. Certain state laws may be more stringent or broader in scope, or offer greater individual rights, with respect to sensitive and personal information than federal, international or other state laws, and such laws may differ from each other, which may complicate compliance efforts. State laws are changing rapidly and there is discussion in Congress of a new federal data protection and privacy law to which we may be subject.

The interplay of federal and state laws may be subject to varying interpretations by courts and government agencies, creating complex compliance issues for us and our clients and potentially exposing us to additional expense, adverse publicity and liability. Further, as regulatory focus on privacy issues continues to increase and laws and regulations concerning the protection of personal information expand and become more complex, these potential risks to our business could intensify. Changes in laws or regulations associated with the enhanced protection of certain types of sensitive data, such as PHI or PII, along with increased customer demands for enhanced data security infrastructure, could greatly increase our cost of providing our services, decrease demand for our services, reduce our revenue and/or subject us to additional liabilities.

There are numerous foreign laws, regulations and directives regarding privacy and the collection, storage, transmission, use, processing, disclosure and protection of PII and other personal or customer data, the scope of which is continually evolving and subject to differing interpretations. If we provide telehealth services outside the United States, we must comply with such laws, regulations and directives and we may be subject to significant consequences, including penalties and fines, for our failure to comply. For example, the European Commission has enacted the General Data Protection Regulation (“GDPR”), that became effective in May 2018 for controllers and processors of personal data, which imposes more stringent data protection requirements and provides for severe penalties for breach, which could be imposed directly in connection with future European operations. Failure to comply with the requirements of GDPR and the applicable national data protection laws of the EU and European Economic Area (“EEA”) member states may result in fines of up to €20,000,000 or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher, and other administrative penalties. To comply with the GDPR we may be required to put in place additional mechanisms ensuring compliance. European data protection law also imposes strict rules on the transfer of personal data out of the EEA to the United States. These obligations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other requirements or our practices. Moreover, following the United Kingdom’s (“UK”) withdrawal from the EU, we have to comply with the GDPR and separately the GDPR as implemented in the UK, each regime having the ability to fine up to the greater of €20 million (£17 million) or 4% of global turnover. The relationship between the UK and the EU in relation to certain aspects of data protection law remains unclear, e.g. how data transfers between EU member states and the UK will be treated. These changes may lead to additional compliance costs and could increase our overall risk. Furthermore, any failure, or perceived failure, by us to comply with or make effective modifications to our policies, or to comply with any federal, state, or international privacy, data-retention or data-protection-related laws, regulations, orders or industry self-regulatory principles could result in proceedings or actions against us by governmental entities or others, a loss of customer confidence, damage to our brand and reputation, and a loss of customers, any of which could have an adverse effect on our business.

Because of the breadth of these laws and the narrowness of their exceptions and safe harbors, it is possible that our business activities can be subject to challenge under one or more of such laws. The scope and enforcement of each of these laws is uncertain and subject to rapid change in the current environment of healthcare reform. Federal, state and foreign enforcement bodies have recently increased their scrutiny of interactions between healthcare companies and healthcare providers, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry. Any such investigations, prosecutions, convictions or settlements could result in significant financial penalties, damage to our brand and reputation, and a loss of customers, any of which could have an adverse effect on our business.

State, federal and foreign privacy and security laws and regulations are constantly evolving and our failure to comply with such changes could result in significant liability or reputational harm and, in turn, a material adverse effect on our client base, patient and members bases and revenue.

Various federal, state and foreign legislative or regulatory bodies may enact new or additional laws and regulations concerning privacy, data-retention and data-protection issues, including laws or regulations mandating disclosure to domestic or international law enforcement bodies, which could adversely impact our business, our brand or our reputation with customers. For example, some countries have adopted laws mandating that PII regarding customers in their country be maintained solely in their country. Having to maintain local data centers and redesign product, service and business operations to limit PII processing to within individual countries could increase our operating costs significantly.

In addition, any significant change to applicable laws, regulations or industry practices regarding the collection, use, retention, security or disclosure of our users’ content, or regarding the manner in which the express or implied consent of users for the collection, use, retention or disclosure of such content is obtained, could increase our costs and require us to modify our services and features, possibly in a material manner, which we may be unable to complete and may limit our ability to store and process user data or develop new services and features. Any of the foregoing could harm our competitive position, business, financial condition, results of operations and prospects.

Security breaches, loss of data and other disruptions could compromise sensitive information related to our business or prevent us from accessing critical information and expose us to liability, which could adversely affect our business and our reputation.

Because of the extreme sensitivity of the PII and PHI we store and transmit, the security features of our technology platform are very important. If our security measures, some of which are managed by third parties, are breached or fail, unauthorized persons may be able to obtain access to sensitive client and member data, including PHI. As a result, our reputation could be severely damaged, adversely affecting client and member confidence. Consumers may curtail their use of or stop using our services or our client base could decrease, which would cause our business to suffer. In addition, we could face litigation, damages for contract breach, penalties and regulatory actions for violation of HIPAA and other applicable laws or regulations and significant costs for remediation, notification to individuals and for measures to prevent future occurrences. Any potential security breach could also result in increased costs associated with liability for stolen assets or information, repairing system damage that may have been caused by such breaches, incentives offered to clients or other business partners in an effort to maintain our business relationships after a breach and implementing measures to prevent future occurrences, including organizational changes, deploying additional personnel and protection technologies, training employees and engaging third-party experts and consultants. While we maintain insurance covering certain security and privacy damages and claim expenses, we may not carry insurance or maintain coverage sufficient to compensate for all liability and in any event, insurance coverage would not address the reputational damage that could result from a security incident.

We outsource important aspects of the storage and transmission of client and member information, and thus rely on third parties to manage functions that have material cyber-security risks. We attempt to address these risks by requiring outsourcing subcontractors who handle client and member information to sign agreements contractually requiring those subcontractors to adequately safeguard PII and PHI to the same extent that applies to us and in some cases by requiring such outsourcing subcontractors to undergo third-party security examinations. In addition, we periodically hire third-party security experts to assess and test our security posture. However, we cannot assure you that these contractual measures and other safeguards will adequately protect us from the risks associated with the storage and transmission of client and consumers’ proprietary and protected health information.

Due to applicable laws and regulations or contractual obligations, we may be held responsible for any information security failure or cyber-attack attributed to our vendors as they relate to the information we share with them. In addition, because we do not control our vendors and our ability to monitor their data security is limited, we cannot ensure the security measures they take will be sufficient to protect confidential, proprietary, or sensitive data, including personal data. We are at risk of a cyber-attack involving a vendor or other third party, which could result in a breakdown of such third party’s data protection processes or the cyber-attackers gaining access to our information systems or data through the third party. Regardless of whether an actual or perceived cyber-attack is attributable to us or our vendors, such an incident could, among other things, result in improper disclosure of information, harm our reputation and brand, reduce the demand for our products and services, lead to loss of client confidence in the effectiveness of our security measures, disrupt normal business operations or result in our systems or products and services being unavailable. In addition, it may require us to spend material resources to investigate or correct the breach and to prevent future security breaches and incidents, expose us to uninsured liability, increase our risk of regulatory scrutiny, expose us to legal liabilities, including litigation, regulatory enforcement, indemnity obligations or damages for contract breach, divert the attention of management from the operation of our business and cause us to incur significant costs, any of which could affect our financial condition, operating results and our reputation. Moreover, there could be public announcements regarding any such incidents and any steps we take to respond to or remediate such incidents, and if securities analysts or investors perceive these announcements to be negative, it could, among other things, have a substantial adverse effect on the price of our Class A common stock. In addition, our remediation efforts may not be successful and any failure related to these activities could result in significant liability and/or have a material adverse effect on our business, reputation and financial condition.

Risks Related to this Offering and Ownership of Our Class A Common Stock

The multiple class structure of our common stock and the ownership of Class B common stock by our Founders will have the effect of concentrating voting control with our Founders for the foreseeable future, which will limit or preclude your ability to influence corporate matters.

For so long as any shares of our Class B common stock remain outstanding, our Founders will at all times hold at least 51% of the voting power of the voting stock of the Company. As a result, our Founders, as the holders of Class B common stock, collectively will continue to control a majority of the total combined voting power of our outstanding common stock and therefore be able to control all matters submitted to our stockholders for approval, including elections for directors, mergers or acquisitions, asset sales and other significant transactions, so long as the Class B common stock remain outstanding. Even in the event that one of our Founders converts all or a portion of his shares of Class B common stock into shares of Class A common stock, the Class B common stock held by one or both or our Founders outstanding after such conversion would still be entitled to 51% of the voting power of the voting stock of the Company for so long as any Class B shares remain outstanding, subject to the conditions in our amended and restated certificate of incorporation, while the Founder who converted his shares into shares of Class A common stock, together with the Class C shares in the case of votes other than for directors, would dilute the relative voting power of existing holders of Class A common stock as his Class A common stock would be entitled to a pro rata portion of the 49% vote to which the Class A common shares, together with the Class C shares in the case of votes other than for directors, are entitled. In this circumstance, the Founders would be entitled to more than 51% of the voting power of our common stock. This concentrated control will limit your ability to influence corporate matters for the foreseeable future. For example, our Founders will be able to control the amendments of our amended and restated certificate of incorporation or by-laws, increases to the number of shares available for issuance under our equity incentive plans or adoption of new equity incentive plans and approval of any merger or sale of assets for the foreseeable future. This control may materially adversely affect the market price of our Class A common stock.

Additionally, the Founders, the holders of our Class B common stock may cause us to make strategic decisions or pursue acquisitions that could involve risks to you or which may not be aligned with your interests. The holders of our Class B common stock will also be entitled to a separate vote in the event we seek to amend our amended and restated certificate of incorporation in a manner that adversely affects the holders of our Class B common stock.

Finally, as noted above, any conversion of existing shares of Class B or Class C common stock would dilute the relative voting power of all holders of shares of Class A common stock. As of August 31, 2020, the Company had 36,616,993 shares of Class A common stock reserved for issuance upon conversion of Class B and Class C common stock. To the extent that the holders of Class B or Class C common stock convert their shares, your proportional vote out of the 49% vote to which the Class A shares (together with the Class C shares, in the case of votes other than for directors) are entitled while shares of Class B common stock remain outstanding will be diluted.

Our multiple class structure may depress the trading price or liquidity of our Class A common stock.

Our multiple class structure may result in a lower or more volatile market price of our Class A common stock or in adverse publicity or other adverse consequences. For example, certain index providers have announced restrictions on including companies with multiple class share structures in certain of their indexes. S&P Dow Jones and FTSE Russell have announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500. These changes exclude companies with multiple classes of shares of common stock from being added to these indices. In addition, several stockholder advisory firms have announced their opposition to the use of dual or multiple class structures. As a result, the multiple class structure of our common stock may prevent the inclusion of our Class A common stock in these indices and may cause stockholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our Class A common stock. Any actions or publications by stockholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our Class A common stock. The difference in the voting rights of our Class A, Class B and Class C common stock could harm the value of our Class A common stock to the extent that any investor or potential future purchaser of our Class A common stock ascribes value to the right of holders of our Class B common stock to hold at all times 51% of our voting power. The existence of multiple classes of common stock could also result in less liquidity for our Class A common stock than if there were only one class of our common stock.

We will incur significantly increased costs and devote substantial management time as a result of operating as a public company.

As a public company, we will incur significant legal, accounting and other expenses that we do not incur as a private company. For example, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and will be required to comply with the applicable requirements of the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules and regulations of the SEC and NYSE, including the establishment and maintenance of effective disclosure and financial controls, changes in corporate governance practices and required filing of annual, quarterly and current reports with respect to our business and results of operations. We expect that compliance with these requirements will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. In addition, we expect that our management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these public company requirements. In particular, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act, which will increase when we are no longer an emerging growth company. We are in the process of hiring additional accounting personnel and, as a public company, may need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge and may need to establish an internal audit function.

We also expect that operating as a public company will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. This could also make it more difficult for us to attract and retain qualified people to serve on our board of directors, our board committees or as executive officers.

Provisions in our amended and restated certificate of incorporation and amended and restated by-laws and Delaware law could discourage, delay or prevent a change of control of our company and may affect the trading price of our Class A common stock.

Our amended and restated certificate of incorporation and our amended and restated by-laws include a number of provisions that may discourage, delay or prevent a change in our management or control over us that stockholders may consider favorable. For example, prior to the consummation of this offering, our amended and restated certificate of incorporation and amended and restated by-laws will collectively:

•

authorize three classes of common stock with disparate voting power, the Class A common stock that will be offered and sold pursuant to this prospectus, the Class B common stock that will provide the holders thereof with the ability to control the outcome of matters requiring stockholder approval, even though such holders own significantly less than a majority of the shares of our outstanding Class A, Class B and Class C Common Stock, and the Class C common stock that will not have a vote on director elections;

•	authorize the issuance of “blank check” preferred stock that could be issued by our board of directors to prevent a takeover attempt;

•	authorize the classification of our Board of Directors into separate classes of directors to be elected on a staggered basis;

•	prohibit stockholders from calling special meetings of stockholders;

•	prohibit stockholder action by written consent, thereby requiring all actions to be taken at a duly called meeting of the stockholders;

•

require the approval of holders of at least 75% of the total combined voting power of the outstanding shares of our common stock to amend our amended and restated by-laws and certain provisions of our amended and restated certificate of incorporation; and

•

provide for notice procedures that stockholders must comply with in order to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of us.

Moreover, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the General Corporation Law of the State of Delaware (the “DGCL”), which prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner.

These provisions may prevent our stockholders from receiving the benefit from any premium to the market price of our Class A common stock offered by a bidder in a takeover context. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of our Class A common stock if the provisions are viewed as discouraging takeover attempts in the future.

Our amended and restated certificate of incorporation and amended and restated by-laws may also make it difficult for stockholders to replace or remove our management. Furthermore, the existence of the foregoing provisions, as well as the significant voting power that our Founders will hold following this offering, could limit the price that investors might be willing to pay in the future for shares of our Class A common stock. These provisions may facilitate management and board entrenchment that may delay, deter, render more difficult or prevent a change in our control, which may not be in the best interests of our stockholders.

We will be a “controlled company” within the meaning of NYSE rules and, as a result, we will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

After the consummation of this offering, our Founders will hold 51% of the total combined voting power of our outstanding common stock. Accordingly, we will qualify as a “controlled company” within the meaning of NYSE corporate governance standards. Under NYSE rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain NYSE corporate governance standards, including:

•	the requirement that a majority of the members of our board of directors be independent directors; and

•	the requirement that our compensation committee and nominating and corporate governance committee be composed entirely of independent directors.

Following this offering, we intend to use these exemptions, although we expect that our compensation committee will be composed of independent directors. As a result, we will not have a majority of independent directors and our nominating and corporate governance committees will not consist entirely of independent directors. Consequently, you will not have the same protections afforded to stockholders of companies that are subject to all of NYSE corporate governance rules and requirements. Our status as a controlled company could make our Class A common stock less attractive to some investors or otherwise harm our stock price.

If you purchase shares of Class A common stock in this offering, you will suffer immediate dilution of your investment.

The initial public offering price of our Class A common stock will be substantially higher than the net tangible book value (deficit) per share of our common stock. Therefore, if you purchase shares of our Class A common stock in this offering, you will pay a price per share that substantially exceeds our net tangible book value per share after this offering. To the extent shares subsequently are issued under outstanding options, you will incur further dilution. Based on the assumed initial public offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, you will experience immediate dilution of $11.37 per share (or $11.21 per share if the underwriters exercise in full their option to purchase additional shares of common stock), representing the difference between our pro forma net tangible book value (deficit) per share as of June 30, 2020, after giving effect to this offering, and the assumed initial public offering price.

An active trading market for our Class A common stock may not develop.

Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price for our Class A common stock will be determined through negotiations with the underwriters. Although we intend to apply to list our Class A common stock on NYSE, an active trading market for our Class A common stock may never develop or be sustained following this offering. If an active market for our Class A common stock does not develop, it may be difficult for you to sell the shares of our Class A common stock you purchase in this offering without depressing the market price for our Class A common stock or at all.

The provision of our amended and restated certificate of incorporation requiring exclusive forum in certain courts in the State of Delaware or the federal district courts of the United States for certain types of lawsuits may have the effect of discouraging lawsuits against our directors and officers.

Our amended and restated certificate of incorporation will require, to the fullest extent permitted by law, that (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or stockholders to us or our stockholders, (iii) any action asserting a claim against us arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or our bylaws or (iv) any action asserting a claim against us governed by the internal affairs doctrine will have to be brought in a state court located within the state of Delaware (or if no state court of the State of Delaware has jurisdiction, the federal district court for the District of Delaware), in all cases subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. The foregoing provision will not apply to claims arising under the Securities Act, the Exchange Act or other federal securities laws for which there is exclusive federal or concurrent federal and state jurisdiction

Additionally, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

Although we believe these exclusive forum provisions benefit us by providing increased consistency in the application of Delaware law and federal securities laws in the types of lawsuits to which each applies, the exclusive forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers or stockholders, which may discourage lawsuits with respect to such claims. Further, in the event a court finds either exclusive forum provision contained in our amended and restated certificate of incorporation to be unenforceable or inapplicable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, operating results and financial condition.

The price of our Class A common stock may be volatile and fluctuate substantially, which could result in substantial losses for purchasers of our Class A common stock in this offering.

Our stock price is likely to be volatile. The stock market has experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, you may not be able to sell your Class A common stock at or above the initial public offering price. The market price for our Class A common stock may be influenced by many factors, including, but not limited to:

•	the success of competitive products or technologies;

•	developments related to our existing or any future collaborations;

•	regulatory or legal developments in the United States and other countries;

•	developments or disputes concerning our intellectual property or other proprietary rights;

•	the recruitment or departure of key personnel;

•	actual or anticipated changes in estimates as to financial results, development timelines or recommendations by securities analysts;

•	variations in our financial results or those of companies that are perceived to be similar to us;

•	changes in the structure of healthcare payment systems;

•	general economic, industry and market conditions; and

•	the other factors described in this “Risk Factors” section.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management and board of directors will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our Class A common stock. You may not agree with our decisions, and our use of the proceeds may not yield any return on your investment. We intend to use the net proceeds of this offering for working capital and general corporate purposes, including to expand our current business through acquisitions of, or investments in, other businesses, products or technologies. However, we have no commitments with respect to any such acquisitions or investments at this time, and our use of these proceeds may differ substantially from our current plans. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business, cause the price of our Class A common stock to decline and delay the development of our new software-based products and services. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value. You will not have the opportunity to influence our decision on how to use our net proceeds from this offering.

A significant portion of our total outstanding shares is eligible to be sold into the market in the near future, which could cause the market price of our Class A common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our Class A common stock in the public market, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our Class A common stock. After this offering and the Google Investment, we will have outstanding 187,432,130 shares of Class A common stock (or 190,958,074 shares of Class A common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock), 26,065,766 shares of Class B common stock which are convertible into 26,065,766 shares of Class A common stock and 6,666,667 shares of Class C common stock which are convertible into 6,666,667 shares of Class A common stock, based on the number of shares outstanding as of June 30, 2020. This includes the shares that we are selling in this offering, which may be resold in the public market immediately without restriction, unless purchased by our affiliates or existing stockholders. Substantially all of the remaining shares are currently restricted as a result of securities laws or lock-up agreements but will become eligible to be sold at various times beginning 180 days after this offering. Moreover, after this offering, holders of an aggregate of approximately 143,900,000 shares of our Class A common stock (or approximately 142,200,000 shares of Class A common stock if the underwriters exercise their option to purchase additional shares of Class A common stock in full, in both cases including 6,666,667 shares issuable upon conversion of our Class C common stock) will have rights, subject to specified conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. We also intend to register all shares of Class A common stock that we may issue under our equity compensation plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates and the lock-up agreements described in the “Underwriters” section of this prospectus.

We are an “emerging growth company,” and the reduced disclosure requirements applicable to emerging growth companies may make our Class A common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act and may remain an emerging growth company for up to five years. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

•

being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in this prospectus;

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, in the assessment of our internal control over financial reporting;

•	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements;

•

an exemption from compliance with the requirement of the Public Company Accounting Oversight Board regarding the communication of critical audit matters in the auditor’s report on the financial statements; and

•	exemption from the requirements of holding a nonbinding advisory vote on executive compensation and obtaining stockholder approval of any golden parachute payments not previously approved.

We have taken advantage of reduced reporting requirements in this prospectus. In particular, in this prospectus, we have provided only two years of audited financial statements and have not included all of the executive compensation related information that would be required if we were not an emerging growth company. We cannot predict whether investors will find our Class A common stock less attractive if we rely on these exemptions. If some investors find our Class A common stock less attractive as a result, there may be a less active trading market for our Class A common stock and our stock price may be reduced or more volatile. In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of these accounting standards until they would otherwise apply to private companies. We have elected to use this extended transition related to complying with new or revised accounting standards, which means that when a standard is issued or revised and it has different application dates for public and non-public companies, we can adopt the new or revised standard at the time non-public companies adopt the new or revised standard and can do so until such time that we either irrevocably elect to opt out of such extended transition period or no longer qualifies as an emerging growth company. We may choose to early adopt any new or revised accounting standards whenever such early adoption is permitted for non-public companies.

If securities or industry analysts do not publish research or reports about our business, or if they issue an adverse or misleading opinion regarding our stock, our stock price and trading volume could decline.

The trading market for our Class A common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no or few securities or industry analysts commence coverage of us, the trading price for our Class A common stock would be negatively impacted. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us issue an adverse or misleading opinion regarding us, our business model, our intellectual property or our stock performance, or if our results of operations fail to meet the expectations of analysts, our stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Because we do not anticipate paying any cash dividends on our capital stock in the foreseeable future, capital appreciation will be your sole source of gain, if any.

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. Any future debt agreements may preclude us from paying dividends. As a result, capital appreciation, if any, of our Class A common stock will be your sole source of gain for the foreseeable future.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. All statements made in this prospectus that are not statements of historical fact, including statements about our beliefs and expectations, are forward-looking statements and should be evaluated as such. Forward-looking statements include information concerning possible or assumed future results of operations, including descriptions of our business plan and strategies. These statements often include words such as “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast,” or the negative of these terms, and other similar expressions, although not all forward-looking statements contain these words. These forward-looking statements and projections are contained throughout this prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” We base these forward-looking statements or projections on our current expectations, plans and assumptions that we have made in light of our experience in the industry, as well as our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances and at such time. As you read and consider this prospectus, you should understand that these statements are not guarantees of performance or results. The forward-looking statements and projections are subject to and involve risks, uncertainties and assumptions and you should not place undue reliance on these forward-looking statements or projections. Although we believe that these forward-looking statements and projections are based on reasonable assumptions at the time they are made, you should be aware that many factors could affect our actual financial results or results of operations and could cause actual results to differ materially from those expressed in the forward-looking statements and projections.

Important factors that may materially affect such forward-looking statements and projections include the following:

•	weak growth and increased volatility in the telehealth market;

•	our history of losses and the risk we may not achieve profitability;

•	inability to adapt to rapid technological changes;

•	our limited number of significant clients and the risk that we may lose their business;

•	increased competition from existing and potential new participants in the healthcare industry;

•	changes in healthcare laws, regulations or trends and our ability to operate in the heavily regulated healthcare industry;

•	compliance with regulations concerning personally identifiable information and personal health industry;

•	slower than expected growth in patient adoption of telehealth and in platform usage by either clients or patients;

•	inability to grow our base of affiliated and non-affiliated providers sufficient to serve patient demand;

•	our ability to comply with federal and state privacy regulations and the significant liability that could result from a cybersecurity breach or our failure to comply with such regulations;

•	our ability to establish and maintain strategic relationships with third parties;

•	the impact of the COVID-19 pandemic on our business or on our ability to forecast our business’s financial outlook;

•	the risk that the insurance we maintain may not fully cover all potential exposures; and

•	inability to remediate material weaknesses or maintain effective internal control over financial reporting.

You should refer to the “Risk Factors” section of this prospectus for a discussion of these and other important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements.

These cautionary statements should not be construed by you to be exhaustive and are made only as of the date of this prospectus. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should evaluate all forward-looking statements made in this prospectus in the context of these risks and uncertainties.

USE OF PROCEEDS

We estimate the proceeds to us from this offering will be approximately $488.5 million (or $538.2 million if the underwriters exercise in full their option to purchase additional shares of common stock), based on an assumed initial offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from sales of our Class A common stock by the selling stockholders pursuant to the underwriters’ option to purchase additional shares from such selling stockholders in this offering.

The principal purposes of this offering are to obtain additional capital, create a public market for our Class A common stock, facilitate our future access to the public equity markets, increase awareness of our company among potential customers and improve our competitive position. We intend to use the net proceeds from this offering for working capital and other general corporate purposes, which may include:

•	increasing engineering and development to expand the functionality and value of our core technology platform;

•	reducing operational and support costs through increased investment in automation, self-help and artificial intelligence;

•	expanding our sales force and account management team;

•	developing new verticals, including investment in market-specific functionality along with sales and operational support; and

•	potential acquisitions (both U.S. and international) to acquire new products, services, clients and member lives, although we have no commitments with respect to any such acquisitions at this time.

We have not yet determined our anticipated expenditures and therefore cannot estimate the amounts to be used for each of the purposes discussed above. The amounts and timing of any expenditures will vary depending on the amount of cash generated by our operations, competitive and technological developments and the rate of growth, if any, of our business. Accordingly, our management will have significant discretion and flexibility in applying the net proceeds from this offering, and investors will be relying on the judgment of our management regarding the application of these net proceeds. Pending their use, we plan to invest our net proceeds from this offering in short-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

We intend to use a portion of the net proceeds that we receive from this offering to repurchase 472,865 issued and outstanding shares of Class A and 1,023,680 shares of Class B common stock (based on an assumed initial public offering price of $15.00, which is the midpoint of the price range set forth on the cover page of this prospectus) from certain of our executive officers and other employees at a purchase price per share equal to the initial public offering price per share of our Class A common stock to permit such executive officers and other employees to pay taxes owed in connection with the vesting of equity awards, including the repayment of loans outstanding on the date of this prospectus incurred to finance the payment of such taxes. See “Certain Relationships and Related Person Transactions—Transactions With Certain of Our Executive Officers and Other Employees” for additional information.

DIVIDEND POLICY

We have never declared or paid dividends on our Class A and Class B common stock. We do not expect to pay dividends on our Class A, Class B and Class C common stock for the foreseeable future. Instead, we anticipate that all of our earnings, if any, will be used for the operation and growth of our business. Any future determination to declare cash dividends would be subject to the discretion of our board of directors and would depend upon various factors, including our results of operations, financial condition and liquidity requirements, restrictions that may be imposed by applicable law and our contracts and other factors deemed relevant by our board of directors.

CAPITALIZATION

The following table sets forth our cash, cash equivalents and short-term investments and capitalization as of June 30, 2020, as follows:

•	on an actual basis;

•

on a pro forma basis to reflect the automatic conversion of all outstanding shares of our preferred stock into 136,625,900 shares of our Class A common stock upon the closing of this offering, as well as giving effect to stock-based compensation expense of approximately $23.6 million associated with the IPO RSUs. This pro forma adjustment is reflected as an increase to additional paid-in capital and accumulated deficit; and

•

on a pro forma as adjusted basis to give further effect to (i) our issuance and sale of 35,000,000 shares of our Class A common stock in this offering based on the assumed initial public offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us; (ii) the repurchase of 472,865 shares of Class A and 1,023,680 shares of Class B common stock (based on an assumed initial public offering price of $15.00, which is the midpoint of the price range set forth on the cover page of this prospectus) at the same assumed price with a portion of the proceeds pursuant to the Net Share Settlement and (iii) the issuance of 6,666,667 shares of Class C common stock pursuant to the Google Investment (based on an assumed initial public offering price of $15.00, which is the midpoint of the price range set forth on the cover page of this prospectus). The pro forma as adjusted balance sheet data does not reflect equity incentive grants after June 30, 2020, but does give effect to certain of the shares repurchased pursuant to the Net Share Settlement related thereto. See “Executive and Director Compensation—Other Compensation Plans—American Well Corporation 2006 Employee, Director and Consultant Stock Plan”.

You should read this information in conjunction with our audited consolidated financial statements and the related notes appearing at the end of this prospectus and the sections captioned “Selected Historical Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information contained in this prospectus.

	As of June 30, 2020
	Actual	Pro Forma	Pro Forma as Adjusted
	(in thousands, except par value and share data)
Cash, cash equivalents and short-term investments	$262,690	$262,690	$836,107

Series A convertible preferred stock, $0.01 par value per share: 3,200,000 shares authorized, 3,130,077 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	$28,889	$—	$—
Series B convertible preferred stock, $0.01 par value per share: 833,334 shares authorized, 787,725 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	23,632	—	—
Series C convertible preferred stock, $0.01 par value per share: 13,711,111 shares authorized, 11,607,883 shares issued and outstanding; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	749,292	—	—
Stockholders’ deficit:
Common stock, $0.01 par value per share: 220,000,000 shares authorized, 43,430,141 shares issued and 43,368,541 outstanding at June 30, 2020; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	434	—	—

	As of June 30, 2020
	Actual	Pro Forma	Pro Forma as Adjusted
	(in thousands, except par value and share data)
Class A common stock, $0.01 par value per share: no shares authorized, issued and outstanding at June 30, 2020; 1,000,000,000 shares authorized, pro forma and pro forma as adjusted; 152,966,595 shares issued and 152,904,995 outstanding, pro forma; 187,966,595 shares issued and 187,432,130 shares outstanding, pro forma as adjusted	—	1,529	1,874
Class B common stock, $0.01 par value per share: no shares authorized, issued and outstanding at June 30, 2020; 100,000,000 shares authorized, pro forma and pro forma as adjusted; 27,089,446 shares issued and outstanding, pro forma; 27,089,446 shares issued and 26,065,766 shares outstanding, pro forma as adjusted	—	271	261
Class C common stock, $0.01 par value per share, no shares authorized, issued and outstanding at June 30, 2020; 200,000,000 shares authorized, pro forma and pro forma as adjusted; no shares issued and outstanding, pro forma; 6,666,667 shares issued and outstanding, pro forma as adjusted	—	—	67
Treasury stock 61,600 shares at June 30, 2020 and pro forma; and 1,558,145 shares pro forma as adjusted	(163)	(163)	(18,386)
Additional paid in capital	124,548	948,639	1,537,177
Accumulated other comprehensive income	148	148	148
Accumulated deficit	(468,966)	(492,610)	(492,610)

Total American Well Corporation stockholders’ deficit	(343,999)	457,814	1,028,531
Noncontrolling interest	23,854	23,854	23,854

Total stockholders’ deficit	$(320,145)	$481,668	$1,052,385

Total capitalization	$481,668	$481,668	$1,052,385

DILUTION

If you invest in our Class A common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share and the pro forma as adjusted net tangible book value per share after this offering and the use of proceeds therefrom.

Our pro forma net tangible book value (deficit) as of June 30, 2020 was $228 million, or $1.27 per share, based on shares of our Class A and Class B common stock outstanding as of June 30, 2020, after giving effect to the automatic conversion of all outstanding shares of our preferred stock into Class A common stock upon the closing of this offering. Our pro forma net tangible book value per share represents total tangible assets less total liabilities divided by the number of shares of our common stock outstanding assuming such conversion.

After giving further effect to (i) the sale of 35,000,000 shares of Class A common stock in this offering at an assumed initial public offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us; (ii) the repurchase of 472,865 shares of Class A and 1,023,680 shares of Class B common stock (based on an assumed initial public offering price of $15.00, which is the midpoint of the price range set forth on the cover page of this prospectus) pursuant to the Net Share Settlement and (iii) the Google Investment (based on an assumed initial public offering price of $15.00, which is the midpoint of the price range set forth on the cover page of this prospectus), our pro forma as adjusted net tangible book value as of June 30, 2020 would have been approximately $799 million, or approximately $3.63 per share. This amount represents an immediate increase in pro forma net tangible book value of $2.36 per share to our existing stockholders and an immediate dilution of approximately $11.37 per share to new investors participating in this offering. We determine dilution by subtracting the pro forma as adjusted net tangible book value per share after this offering from the amount of cash that a new investor paid for a share of Class A common stock. The following table illustrates this dilution:

Assumed initial public offering price per share		$15.00
Pro forma net tangible book value (deficit) per share as of June 30, 2020	$1.27
Increase in pro forma net tangible book value (deficit) per share attributable to this offering	$2.36

Pro forma as adjusted net tangible book value per share after this offering		$3.63

Dilution per share to new investors participating in this offering		$11.37

Each $1.00 increase (decrease) in the assumed initial public offering price of $15.00 per share of our Class A common stock, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted net tangible book value by $32.9 million, or $0.15 per share, and dilution per share to new investors participating in this offering by approximately $0.85, in each case assuming that the number of shares offered by us as set forth on the cover page of this prospectus remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

Each increase of 1.0 million shares in the number of shares of our Class A common stock offered by us would increase our as adjusted net tangible book value by $14 million, increase the pro forma as adjusted net tangible book value per share after this offering by $0.05 and decrease the dilution per share to new investors by $0.05, in each case assuming the assumed public offering price remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. Each decrease of 1.0 million shares in the number of shares offered by us would decrease the pro forma as adjusted net tangible book value by $14 million, decrease the as adjusted net tangible book value per share after this offering by $0.05 and increase the dilution per share to new investors participating in this offering by $0.05, in each case assuming the assumed public offering price remains the same and after deducting the underwriting discounts and commissions and estimated expenses payable by us.

The following table summarizes on the pro forma as adjusted basis described above, as of June 30, 2020, the differences between the number of shares purchased from us, the total consideration paid to us in cash and the average price per share that existing stockholders and new investors paid. The calculation below is based on an assumed initial public offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
	(000’s, except with respect to share figures)
Existing stockholders	178,497,896	81.1%	$714,136	53.3%	$4.00
New investors (Class A)	35,000,000	15.9%	525,000	39.2%	15.00
Google (Class C)	6,666,667	3.0%	100,000	7.5%	15.00

Total	220,164,563	100%	$1,339,136	100%

Each $1.00 increase (decrease) in the assumed initial public offering price of $15.00 per share of Class A common stock, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by new investors by approximately $35 million, or the percent of total consideration paid by new investors by approximately 6.67%, assuming that the number of shares offered as set forth on the cover page of this prospectus remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares in the offering. An increase (decrease) of 1.0 million shares in the number of shares offered would increase (decrease) the total consideration paid by new investors by approximately $15 million, or the percent of total consideration paid by new investors by approximately 2.86%, assuming the public offering price per share remains the same. The information discussed above is illustrative only and will adjust based on the actual public offering price and other terms of this offering determined at pricing.

The foregoing tables and calculations are based on the number of shares of our Class A common stock outstanding as of June 30, 2020, after giving effect to the automatic conversion of all outstanding shares of our preferred stock into Class A common stock upon the closing of this offering, as well as the reclassification of our common stock into separate classes of Class A common stock and Class B common stock immediately prior to the closing of this offering, and excludes:

•	21,503,799 shares of Class A common stock issuable upon the exercise of options outstanding as of June 30, 2020 at a weighted average exercise price of $3.83 per share; and

•

25,618,222 shares of Class A common stock reserved for future issuance under our 2020 Equity Incentive Plan, which became effective on August 17, 2020, including 3,589,159 shares of Class A common stock reserved for future issuance under our 2006 Employee, Director and Consultant Stock Plan, which shares, upon the effectiveness of our 2020 Equity Incentive Plan, became available for future issuance under our 2020 such plan Incentive Plan;

•	2,028,461 shares of Class A common stock issuable upon vesting and settlement of RSU awards as of June 30, 2020 under our equity incentive plans;

•	4,029,031 shares of Class A common stock issuable upon vesting and settlement of RSU awards to our employees that were granted under our equity incentive plans in August 2020;

•	3,529,766 shares of Class B common stock issuable upon the exercise of options outstanding as of June 30, 2020 at a weighted average exercise price of $5.56 per share;

•	5,721,760 shares of Class B common stock issuable upon vesting and settlement of restricted stock unit awards as of June 30, 2020 under our equity incentive plans; and

•

6,666,667 shares of Class C common stock issuable upon closing of the Google Investment (assuming the price to the public in this offering, which also represents the purchase price for the shares of Class C common stock to be sold concurrently with this offering, is equal to the midpoint of the range set out of the cover of this prospectus).

The table above assumes no exercise of the underwriters’ option to purchase additional shares in this offering. If the underwriters exercise their option to purchase additional shares of our Class A common stock from us and certain selling stockholders in full:

•	the percentage of shares of common stock held by existing stockholders will decrease to approximately 82% of the total number of shares of our common stock outstanding after this offering; and

•	the number of shares held by new investors will increase to 40,250,000 or approximately 18% of the total number of shares of our common stock outstanding after this offering.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following tables set forth the selected historical consolidated financial data for the periods and as of the dates indicated. We derived the following selected consolidated balance sheet and statements of operations data as of December 31, 2018 and 2019 and the years then ended from audited consolidated financial statements included elsewhere in this prospectus. We derived the selected consolidated balance sheet and statement of operations data as of June 30, 2020 and for the six months ended June 30, 2019 and 2020 from unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited interim consolidated financial statements have been prepared on the same basis as the audited annual consolidated financial statements and reflect, in the opinion of management, adjustments of a normal, recurring nature that are necessary for a fair statement of the unaudited interim consolidated financial statements. On July 3, 2018, we acquired Avizia, Inc. and on November 14, 2019, we acquired Aligned Telehealth, Inc. Financial results for both acquired entities are reflected in our financials for the periods subsequent to the acquisition date.

Historical results are not necessarily indicative of the results that may be expected in the future. The selected financial data set forth below should be read together with the consolidated financial statements and the related notes included elsewhere in this prospectus, as well as the sections of this prospectus titled “Risk Factors,” “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Consolidated Statement of Operations and Comprehensive Loss:	Year Ended December 31,		Six Months Ended June 30
(in thousands except share and per share data)	2018	2019	2019	2020
Revenue	$113,955	$148,857	$69,081	$122,282
Costs and operating expenses:
Costs of revenue, excluding amortization of acquired intangible assets	58,612	79,976	36,000	76,853
Research and development	36,273	53,941	25,567	32,573
Sales and marketing	31,629	47,672	22,642	26,220
General and administrative	37,217	54,211	25,535	95,424
Depreciation and amortization expense	5,330	7,761	3,800	4,795

Total costs and operating expenses	169,061	243,561	113,544	235,865

Loss from operations	(55,106)	(94,704)	(44,463)	(113,583)
Interest income and other income (expense), net	2,794	5,535	3,261	1,155

Loss before benefit (expense) from income taxes and loss from equity method investment	(52,312)	(89,169)	(41,202)	(112,428)
Benefit (expense) from income taxes	—	803	(370)	(252)
Loss from equity method investment	—	—	—	(764)

Net loss	$(52,312)	$(88,366)	$(41,572)	$(113,444)

Net income (loss) attributable to non-controlling interest	362	(1,176)	(828)	(2,405)
Net loss attributable to American Well Corporation	$(52,674)	$(87,190)	$(40,744)	$(111,039)

Consolidated Statement of Operations and Comprehensive Loss:	Year Ended December 31,		Six Months Ended June 30
(in thousands except share and per share data)	2018	2019	2019	2020
Net loss per share attributable to common stockholders, basic and diluted	$(1.30)	$(2.12)	$(1.00)	$(2.66)
Weighted-average common shares outstanding, basic and diluted	40,583,826	41,138,798	40,936,028	41,793,108
Pro forma net loss per share attributable to common stockholders, basic and diluted (1)		$(0.56)		$(0.65)
Pro forma weighted-average common shares outstanding, basic and diluted (1)		155,558,387		170,009,765

(1)

See Note 24 to our consolidated financial statements appearing at the end of this prospectus for details on the calculation of basic and diluted net loss per share attributable to common stockholders and unaudited basic and diluted pro forma net loss per share attributable to common stockholders.

Selected Balance Sheet Data:	As of December 31,		As of June 30, 2020
(in thousands)	2018	2019	Actual	Pro Forma(1)	Pro Forma as Adjusted(2)
Cash, cash equivalents and short term investments	$256,201	$177,626	$262,690	$262,690	$836,107
Working capital(3)	212,335	116,950	221,053	221,053	792,141
Total assets(4)	489,314	499,881	596,400	596,400	1,166,677
Total liabilities(4)	118,011	124,946	114,732	114,732	114,292
Convertible preferred stock	575,713	655,799	801,813	—	—
Common stock	414	423	434	1,800	2,202
Total stockholders’ equity (deficit)	$(204,410)	$(280,864)	$(320,145)	$481,668	$1,052,385

(1)

The pro forma consolidated balance sheet data gives effect to the automatic conversion of all outstanding shares of our preferred stock into an aggregate of 136,625,900 shares of Class A common stock upon the closing of this offering, as well as giving effect to stock-based compensation expense of approximately $23.6 million associated with the IPO RSUs. This pro forma adjustment is reflected as an increase to additional paid-in capital and accumulated deficit.

(2)

The pro forma as adjusted balance sheet data gives further effect to our issuance and sale of 35,000,000 shares of Class A common stock in this offering and 6,666,667 shares of Class C common stock in the Google Investment, at an assumed initial public offering price per share of Class A common stock and offering price per share of Class C common stock of $15.00 per share, which is the midpoint of the price range set forth on the cover of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and the use of a portion of the proceeds of this offering to repurchase 472,865 shares of Class A and 1,023,680 shares of Class B common stock (based on an assumed initial public offering price of $15.00, which is the midpoint of the price range set forth on the cover page of this prospectus) at a price equal to the price per share offered to the public in this offering pursuant to the Net Share Settlement. The pro forma as adjusted balance sheet data does not reflect equity incentive grants after June 30, 2020, but does give effect to certain of the shares repurchased pursuant to the Net Share Settlement related thereto. See “Executive and Director Compensation—Other Compensation Plans—American Well Corporation 2006 Employee, Director and Consultant Stock Plan”.

(3)	Working capital is defined as total current assets minus total current liabilities.
(4)	The Company adopted ASC 842 in the year ended December 31, 2019 on a modified retrospective basis.

Non-GAAP Financial Measures

In addition to our financial results determined in accordance with GAAP, we believe adjusted EBITDA, a non-GAAP measure, is useful in evaluating our operating performance. We use adjusted EBITDA to evaluate our ongoing operations and for internal planning and forecasting purposes. We believe that this non-GAAP financial measure, when taken together with the corresponding GAAP financial measures, provides meaningful supplemental information regarding our performance by excluding certain items that may not be indicative of our business, results of operations or outlook. In particular, we believe that the use of adjusted EBITDA is helpful to our investors as it is a metric used by management in assessing the health of our business and our operating performance. However, non-GAAP financial information is presented for supplemental informational purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with GAAP. In addition, other companies, including companies in our industry, may calculate similarly-titled non-GAAP measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of our non-GAAP financial measure as a tool for comparison. A reconciliation is provided below for our non-GAAP financial measure to the most directly comparable financial measure stated in accordance with GAAP. Investors are encouraged to review the related GAAP financial measure and the reconciliation of this non-GAAP financial measure to their most directly comparable GAAP financial measures, and not to rely on any single financial measure to evaluate our business.

Adjusted EBITDA

Adjusted EBITDA is a key performance measure that our management uses to assess our operating performance. Because adjusted EBITDA facilitates internal comparisons of our historical operating performance on a more consistent basis, we use this measure for business planning purposes and in evaluating acquisition opportunities.

We calculate adjusted EBITDA as net loss adjusted to exclude (i) interest income and other income, net, (ii) tax benefit and expense, (iii) depreciation and amortization, (iv) stock-based compensation expense, (v) initial public offering expenses, (vi) acquisition-related expenses and (vii) other items affecting our results that we do not view as representative of our ongoing operations, including direct and incremental expenses associated with the COVID-19 pandemic. We had no such other items during the years ended December 31, 2018 and 2019 or the six months ended June 30, 2019.

The following table presents a reconciliation of adjusted EBITDA from the most comparable GAAP measure, net loss, for each of the years ended December 31, 2018 and 2019 and the six months ended June 30, 2019 and 2020:

	Year Ended December 31,		Six Months Ended June 30,
(in thousands)	2018	2019	2019	2020
Net loss	$(52,312)	$(88,366)	$(41,572)	$(113,444)
Add:
Depreciation and amortization	5,330	7,761	3,800	4,795
Interest and other income, net	(2,794)	(5,535)	(3,261)	(1,155)
(Benefit) expense from income taxes	—	(803)	370	252
Stock-based compensation	7,669	12,135	5,071	72,096
Initial public offering expenses	3,098	127	6	677
Acquisition-related (income) expenses	1,298	2,020	95	(48)
COVID-19-related expenses(1)	—	—	—	5,742

Adjusted EBITDA	$(37,711)	$(72,661)	$(35,491)	$(31,085)

(1)

COVID-19-related expenses include non-recurring provider bonus payments, emergency hosting licensing fees and non-medical provider temporary labor costs related to on-boarding non-AMG providers incurred in response to the initial outbreak of the COVID-19 virus as Amwell attempted to scale quickly to meet unusually high patient and non-AMG provider demand.

Some of the limitations of adjusted EBITDA include (i) adjusted EBITDA does not properly reflect capital commitments to be paid in the future, and (ii) although depreciation and amortization are non-cash charges, the underlying assets may need to be replaced and adjusted EBITDA does not reflect these capital expenditures. Our IPO and acquisition-related expenses, including legal, accounting and other professional expenses, reflect cash expenditures and we expect such expenditures for acquisitions to recur from time to time. Our adjusted EBITDA may not be comparable to similarly titled measures of other companies because they may not calculate adjusted EBITDA in the same manner as we calculate the measure, limiting its usefulness as a comparative measure. In evaluating adjusted EBITDA, you should be aware that in the future we will incur expenses similar to the adjustments in this presentation. Our presentation of adjusted EBITDA should not be construed as an inference that our future results will be unaffected by these expenses or any unusual or non-recurring items. Adjusted EBITDA should not be considered as an alternative to loss before benefit from income taxes, net loss, earnings per share, or any other performance measures derived in accordance with U.S. GAAP. When evaluating our performance, you should consider adjusted EBITDA alongside other financial performance measures, including our net loss and other GAAP results.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the section titled “Selected Historical Consolidated Financial Data” and our consolidated financial statements and related notes included elsewhere in this prospectus. In addition to historical consolidated financial information, the following discussion and analysis and information contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results could differ materially from those anticipated by these forward-looking statements as a result of many factors. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in the sections titled “Risk Factors” and “Information Regarding Forward-Looking Statements” included elsewhere in this prospectus.

Overview

We are a leading telehealth company enabling digital delivery of care for healthcare’s key stakeholders. We empower our clients at the enterprise level with the core technology and services necessary to successfully develop and distribute telehealth programs that meet their strategic, operational, and social objectives under their own brands. The Amwell Platform is a complete digital care delivery solution that equips our health system, health plan and innovator, including government, clients with the tools to enable new models of care for their patients and members. Our scalable technology embeds with our clients’ existing offerings and clinical workflows, spanning the continuum of care and enabling care delivery across a wide variety of clinical, retail, school and home settings. Our client-focused approach drives our success as one of the largest telehealth companies. As of June 30, 2020, we powered the digital care programs of 55 health plans, which support over 36,000 employers and collectively represent more than 80 million covered lives, as well as 150 of the nation’s largest health systems, encompassing more than 2,000 hospitals. Since inception, we have powered over 5.6 million telehealth visits for our clients, including more than 2.9 million in the six months ended June 30, 2020.

Healthcare today faces many challenges. Choice and access can be limited, care delivery is fragmented and inefficient, and costs continue to rise and shift to consumers while health outcomes have not improved. The healthcare industry is evolving to meet these challenges with innovative care models and new regulatory frameworks to promote more effective outcomes. As healthcare’s key stakeholders demand innovative technology solutions that streamline care delivery, lower costs, expand access and improve outcomes, we believe there is significant opportunity for transformation.

We believe Amwell makes this digital care transformation possible for the healthcare ecosystem. The Amwell Platform enables care delivery across the full healthcare continuum – from primary and urgent care in the home to high acuity specialty consults, such as telestroke and telepsychiatry, in the hospital. We support both on-demand and scheduled consultations and offer 40 pre-packaged care modules and programs that power over 100 unique use cases today. Our platform can be fully embedded into our clients’ patient/member portals and provider workflows. Providers can launch telehealth directly from their native EHRs, with seamless integration to their payer eligibility and claims systems. Providers, patients and members can access this care through a full range of Carepoints™, including via mobile, web, phone and our proprietary kiosks and carts that support multi-way video, phone or secure messaging interactions. As of June 30, 2020, over 50,000 of our clients’ providers use the Amwell Platform to serve their patients and members. When needed, we augment and extend our clients’ clinical capabilities with AMG, a nationwide clinical network of over 5,000 multi-disciplinary providers covering 50 states with 24/7/365 coverage.

Amwell exists to empower healthcare’s leading players, who have earned the deep trust of their patients and members over decades, and does not aim to compete with or replace them. We help our clients white-label and embed telehealth within their existing healthcare offerings for their patients and members. Thus we enable our provider customers to offer a seamless experience that blends online convenience when needed with in-person care by known, trusted providers as part of a complete care program that offers patients continuity of care. In this way, providers can use our telehealth platform as an effective augmentation and not a replacement of their traditional care delivery.

Our Business Model

The Amwell Platform is a complete digital care delivery solution that equips our health system, health plan and innovator partners with the tools to enable new models of care for their patients and members. We sell the Amwell Platform on a subscription basis, which with our modular platform architecture allows our clients to introduce innovative telehealth use cases over time, expanding our subscription revenue opportunity. To support the Amwell Platform, we offer professional services on a fee-for-service basis and a range of patient and provider access Carepoints that support hospital and home use cases and access to AMG, our affiliated medical group that provides clinical services on a fee-for-service basis. The combination of the platform, services and Carepoints allows our clients to deploy telehealth solutions across their full enterprise, deepening their relationships with existing and new patients and members through improved care access and coordination, cost, and quality. Our contracts are typically three years in length but may be longer for our largest strategic customer partners.

Health Systems

For our health system customers, the Amwell Platform’s primary function is to facilitate consultations between patients and providers affiliated with the health system. Our typical contracts with health systems are mainly the platform subscription, but also include services delivered by AMG to complement the health system provider resources, services for technology integration, marketing and Carepoints.

Subscription fees are recurring and are determined based on the initial forecasted number of overall consultations throughout the entire health system on the Amwell Platform and net patient revenue of the health system. Subscriptions include a maximum number of consultations that can be delivered on the platform and similar to a cellular phone plan, when consultations exceed the contractual maximum, overages result in higher subscription fees in the following annual period.

As the health system expands its use of the Amwell Platform through additional modules, there is a corresponding increase in subscription fees. Examples of modules include:

• Acute Behavioral Health	• School Health	• Retail Health
• Urgent Care	• Telestroke	• Triage in the ED
• Specialty Consult	• Behavioral Health Therapy	• Dialysis

To supplement a health system’s own network of healthcare providers, health systems often choose to purchase clinical services from AMG to deliver care for certain specialties such as telepsychiatry, behavioral health therapy and general urgent care, or to simply operate as backup providers on nights and weekends. AMG services are provided on a fee-for-service basis. These clinical fees vary significantly from $59 to more than $800 per consultation or case based on the specialty and may require an additional module subscription, as in the case of telepsychiatry.

Subscriptions fees received from health system clients were $27.3 million for the year ended December 31, 2018 and $38.8 million for the year ended December 31, 2019, respectively, and $17.9 million for the six months ended June 30, 2019 and $23.6 million for the six months ended June 30, 2020, respectively.

Health Plans

For our health plan clients, the Amwell Platform functions to provide better access to care, better coordination of care and the ability to direct care referrals to providers owned or affiliated with the respective health plan. All of these functions lower the overall cost of care for health plan clients: improved population access to needed services reduces unneeded ED usage and better coordination of care can improve outcomes and lower the overall cost of care.

Currently, our typical health plan contract includes a recurring subscription fee based on the number of members who have access to our platform plus additional subscription fees associated with the various programs we offer the health plan. Clinical programs offered on the Amwell Platform include:

• Urgent Care	• Sleep Therapy	• Women’s Health
• Nutrition	• Employee Assistance Program Therapy	• Behavioral Health Therapy

Our health plan clients mainly purchase clinical services for their members through AMG. They may also maintain relationships with other in network provider organizations to deliver care on the Amwell Platform on their behalf. These visit consultations are charged on a fee-for-service basis and range in price based on the type of consultation and the specialty of the provider.

Subscription fees received from health plan clients were $23.6 million for the year ended December 31, 2018 and $30.6 million for the year ended December 31, 2019, respectively, and $14.9 million for the six months ended June 30, 2019 and $16.6 million for the six months ended June 30, 2020, respectively.

Innovators

Amwell has a number of unique customers that use our platform in various ways to support their products. For example, we support: (i) Philips’ sleep apnea products and programs, (ii) a joint-venture with Cleveland Clinic and Amwell, (iii) Meuhedet’s advanced, hybrid-virtual international health plan, and (iv) more recently, government contracts where we support 911 calls that can be addressed with virtual care.

Our contracts with our innovator customers vary from simple subscription fee-only contracts, where an innovator customer embeds our technology within their product, to broad subscription fee and services contracts that resemble a blend of our health system and health plan profile contracts.

Subscription fees received from innovator clients were $18.4 million for the year ended December 31, 2018 and $14.6 million for the year ended December 31, 2019, respectively, and $6.1 million for the six months ended June 30, 2019 and $6.0 million for the six months ended June 30, 2020, respectively.

Visits

Amwell’s partner AMG has built a network of over 5,000 providers who are registered and credentialed to deliver care on the Amwell Platform. This clinical network is designed and operated in a way that allows us to meet the aggregate visit demand requirements of our health plan and health system clients. As of June 30, 2020, there are 5,000 AMG providers that have delivered at least one visit on the platform in the last twelve months, spanning the following specialties:

• Family Medicine	• Internal Medicine	• Emergency Medicine
• Psychiatry	• Psychology	• Gastroenterology
• Gynecology	• Pulmonology	• Nephrology
• Anesthesiology	• Urology	• Pediatrician
• Nutritionist	• Health Coach	• Lactation Consultant
• Sleep Medicine	• Orthopedic Surgery	• Social Worker
• Pain Management	• Case Manager	• Vascular Surgery

AMG earns fee-for-service revenue for each episode of care delivered on the Amwell Platform by its providers with fees varying by physician specialty or clinical program.

Fees received from AMG-related visits were $26.5 million for the year ended December 31, 2018 and $40.7 million for the year ended December 31, 2019, respectively, and $18.5 million for the six months ended June 30, 2019 and $62.5 million for the six months ended June 30, 2020, respectively.

Services & Carepoints

We offer a full suite of paid, supporting services to our clients to enable their telehealth offerings, including professional services to facilitate telehealth implementation, workflow design, systems integration and service expansion. To help our clients promote adoption and utilization, we offer patient and provider engagement services through our internal digital engagement agency.

Our customers often deploy telemedicine through a variety of our proprietary Carepoints, which are medical carts and kiosks designed for various clinical and community settings. These Carepoints enable providers to deliver digital care into clinical care locations, such as the ED and clinics, as well as into community settings such as retail stores, community centers, employer sites, skilled nursing facilities and schools. Carepoints consist of hardware integrated into our Platform but can also be deployed independent of our software solution. Our Carepoints are designed by our product development teams and manufactured through partner and contract relationships.

Fees received from the provision of services and Carepoints were $18.2 million for the year ended December 31, 2018 and $24.2 million for the year ended December 31, 2019, respectively, and $11.7 million for the six months ended June 30, 2019 and $13.6 million for the six months ended June 30, 2020, respectively.

Factors Affecting Our Performance

We believe our future growth, success and performance are dependent on many factors, including those set forth below. While these factors present significant opportunities for us, they also represent the challenges that we must successfully address in order to grow our business and improve our results of operations.

Telehealth Utilization

Telehealth utilization is a key driver of our business. A client’s overall utilization of its telehealth platform provides an important measure of the value they derive. Telehealth utilization drives our business in three important ways. First, to the extent a client succeeds with its telehealth program and sees good usage, they are more likely to renew and potentially expand their contract with us. Second, our health systems agreements typically include a certain number of visits conducted by their own providers annually and provide that as certain volume thresholds are exceeded, its annual license fees will rise to reflect this growing value. Third, to the extent that clients utilize provider services from AMG, Amwell derives revenue from clinical fees. We expect that our future revenues will be driven by the growing adoption of telehealth and our ability to maintain and grow market share within that market.

In the full year 2019, clients completed a total of 1.1 million visits on the Amwell Platform, while in the six months ended June 30, 2020, clients significantly expanded their use of the Amwell Platform with 2.9 million completed visits. During the COVID-19 crisis, utilization of the platform achieved levels not seen before, evident by a larger number of clients’ own providers using the Amwell Platform. AMG providers accounted for 23% of total visits performed versus 65% of total visits performed on the Amwell Platform during the three months ended June 30, 2020 and June 30, 2019, respectively.

COVID-19-related visit growth reflects several factors. Many patients need assessment for respiratory or other COVID-19-like symptoms and have sought to be assessed for possible referral to hospital or testing facilities. In addition, many patients, especially those with health vulnerabilities, have sought to avoid going into brick and mortar facilities – and indeed our health systems’ clients have preferred wherever possible to treat patients remotely at home for non-COVID-19 related ongoing healthcare needs. Finally, we have seen significant expansion of reimbursement for telehealth during the COVID-19 crisis, which has made telehealth more affordable for many people.

New Use Patterns and Functionality

Looking past COVID-19, we can see that some effects of the current period may be felt beyond the immediate crisis. In particular, we are seeing the growing awareness among consumers of the availability and efficacy of telehealth for many healthcare needs and we are seeing more widespread hands-on experience among providers in delivering care via telehealth. It remains unclear the extent to which the currently more relaxed regulatory environment, favorable reimbursement policies, and leniency with respect to cross-state provider licensure will become normative. However, we believe that the current experience is more likely to be favorable to telehealth and Amwell’s business than otherwise over the longer term.

The surge in interest in telehealth, and in particular the relaxation of HIPAA privacy and security requirements, has also attracted new competition from providers who utilize consumer-grade video conferencing platforms such as Zoom and Twilio. Compared to those new entrants, Amwell offers simpler video capabilities to meet the new interest in easy, fast video connections. While it is not yet clear how this competitive dynamic will play out, Amwell remains confident that healthcare is a highly specialized application, and that both health plans and health systems will require a secure, HIPAA-compliant, end-to-end platform capable of handling the full care continuum and connecting to appropriate physical Carepoints in the future.

New Client Acquisition

We believe our ability to add net new health system and health plan clients is a key indicator of our increasing market adoption and future revenue potential. We maintain dedicated direct sales teams for both health systems and health plans focused on selling solutions that meet each of their respective needs. Our direct sales teams sell our full suite of technology, services and Carepoints.

Channel partners also play an important role in marketing and selling our products to our customer base, primarily focusing on the Amwell Platform and Carepoints. Channel partners reduce our sales cycle and lower customer acquisition costs. For example, through our EHR channel partners we are able to natively embed our technology into existing health system technology infrastructure which, as a competitive differentiator, may lead to a higher win rate. In addition, because of the technology integration, an EHR partner sale may accelerate our ability to launch the technology and ultimately recognize revenue. Carepoint channel partners primarily consist of value-added resellers that have established relationships with health systems and health plans. We typically generate lower revenues in connection with sales obtained through these channel partner agreements.

Health System Client Expansion and Retention

Health system contracts are initially priced based on the size of the system and their projected visit activity. The contract value is typically expected to grow as the health system increases the number of providers on the platform and the number of consultations performed through the platform or adds the ability to deliver new use cases across their enterprise whether by the health system’s own providers or through AMG. When a client chooses to adopt a new use case, Amwell configures a module for its Amwell Platform instance. A module represents a unique patient or provider workflow, documentation requirement, or technology integration and associated services. Our most commonly deployed modules include urgent care, behavioral health, telestroke, telepsychiatry, and specialty consultations. Our platform modules currently support over 100 active use cases with new modules continually being developed as virtual care continues to expand into new areas.

We believe we are well-positioned to expand our modular Amwell Platform across a health system enterprise. Once a client has established itself on the Amwell Platform with at least one module, our Customer Success and Account Director teams focus on achieving our clients’ short- and long-term telehealth objectives. We provide case studies, webinars, ROI analysis and best practices to demonstrate how other clients have successfully deployed new modules to achieve their objective of improving access, cost and quality. Health systems pay Amwell incremental subscription fees for each module that is deployed, which over time increases the annual contract value per health system, a key indicator of the growth of our business. We believe our ability to grow subscription revenue in our existing health system client base is an indicator of the long-term value of our customer relationships.

Expanding software modules also provide opportunities for Amwell to earn revenue through the sale of services and Carepoints. In some cases, new modules require integration into an EHR or other operations systems for which Amwell is paid a fee to provide professional services. Amwell also offers engagement and marketing services to health systems to drive adoption and utilization of the telehealth offering. Engagement, marketing and other professional services are typically fee-for-service arrangements. Many telehealth use cases are supported by our proprietary Carepoints, such as telestroke and telepsychiatry. Typically, we sell our Carepoints under fee-for-goods arrangements, although we have begun to offer Carepoints in a hardware-as-a-service model. To date, hardware-as-a-service accounts for an immaterial portion of total revenue for the years ended December 31, 2018 and 2019.

Through AMG, we are also able to support certain modules with clinical services, such as behavioral health, to supplement the clinical services provided through the Amwell Platform by our clients. Our AMG service offerings have expanded to include multiple medical specialties such as psychiatry, psychology, nutrition, and women’s health providers such as lactation specialists. AMG earns fees for each consultation or case episode of care it delivers. As the number of modules for which AMG provides services increase, the opportunity for AMG to deliver additional services also increases.

We believe increasing the number of modules for each of our health system clients will increase the likelihood we will retain our clients over time. Our cost to maintain and retain an existing client is generally less than the cost to initially acquire a new health system client. Our health system client retention rate was 100% in 2018 and 87% in 2019. As part of the combination with Avizia, a number of smaller-sized Avizia customers did not fit our platform strategy and were not targeted by Amwell for renewal. Health system client retention is calculated by taking the number of clients who were with us at the beginning of each measurement period and subtracting the number of those clients that cancelled during the measurement period and dividing that number by the starting number for that period.

Health Plan Client Expansion and Retention

An important component of our revenue growth strategy is to retain and expand business with our existing health plan clients. We expand business with health plans when they expand the number of members who have access to our Amwell Platform and AMG services or through offering new clinical programs to eligible plan members as follows:

Expanding Eligible Members

Health plans offer Amwell’s telehealth offering to their commercial and government customers. These consist of either large self-insured employers, for which the plan acts as an Administrative Service Organization (ASO), or a pool of individual, large local, or small business customers under a fully insured business model. In addition, some health plans offer government funded programs such as Medicare Advantage plans to individuals over 65 years old or are administrators for State-based Medicaid programs. The total membership of both ASO, fully insured, and government-based business lines represent the total potential membership that could become eligible for our telehealth services through a health plan client. When we sign a new health plan client, typically some but not all, of their members are eligible. Particularly in the ASO business line, health plans operate under the direction of their customer which may or may not select telehealth as part of their benefit design. Furthermore, telehealth may or may not be included in the benefit design of an ASO, Medicare Advantage, Medicaid, or fully insured plan. Members not currently eligible to access our Amwell Platform represent an opportunity for Amwell to expand each health plan client’s plan membership. As of June 30, 2020, more than 80 million members have access to our platform as a covered benefit, while our health plan clients serve approximately 150 million overall members.

Offering New Clinical Programs

Our most common clinical program for health plans is episodic urgent care. We also offer a variety of other programs including behavioral therapy, psychiatry, nutrition/weight management, lactation consulting, sleep specialists, risk adjustment and smoking cessation, among others. Clinical programs may include a combination of technology and services that are made available either broadly or to a specific set of members in a given membership group. In total we currently offer 40 clinical programs to our health plan clients and intend to expand these to meet the population health management objectives of our health plan clients.

We believe we are well positioned to expand business with our existing health plan clients. The incremental cost to Amwell to add plan members to the existing base is minor. For a health plan it takes less time to operationalize and is less costly to implement with an existing vendor that is already embedded into systems and infrastructure. Further our Customer Success and Account Director teams focus on achieving our clients’ short- and long-term telehealth objectives. We provide case studies, webinars, ROI analysis, and best practices to demonstrate how other health plans have successfully deployed various clinical programs to achieve their objective of improving access and lowering the overall cost of care. In many cases health plans pay Amwell incremental subscription fees for adding new members to the Amwell Platform, and for each clinical program that is deployed, which over time increases the annual contract value per health plan, a key indicator of the growth of our business. We believe our ability to grow subscription revenue in our existing health plan client base is an indicator of the long-term value of our customer relationships.

Expanding members and clinical programs also provides opportunities for Amwell to earn revenue through the sale of services. Amwell’s engagement and marketing services drive adoption and utilization of the clinical programs. Marketing and other professional services are typically fee-for-service arrangements.

Through AMG, we are also able to support the delivery of clinical programs. AMG earns fees for each consultation or case episode of care it delivers. As the number of members who are eligible for the Amwell Platform and utilization increases, the opportunity for AMG to deliver additional services also increases.

We believe increasing the number of members and clinical programs for each of our health plan clients will increase the likelihood we will retain our clients over time. Our costs to maintain and retain an existing client are less than the cost to initially acquire a new health plan client. Our health plan client retention rate was 100% and 94% as of December 31, 2018 and 2019, respectively. Health plan client retention is calculated by taking the number of clients who were with us at the beginning of each measurement period and subtracting the number of those clients that cancelled during the measurement period and dividing that number by the starting number for that period.

Active Providers

An important indicator of the value of our Amwell Platform to our clients is the number of non-AMG providers that are active on the Amwell Platform. We define “Active Providers” as providers that have delivered a visit on the Amwell Platform at least once in the last 12 months. Active Providers demonstrate the prevalence of telehealth within our clients in both home and hospital environments. We believe Active Providers is a measure of our success in delivering on our mission of enabling access to care. We expect that the number of Active Providers will increase over time as a result of several factors:

•	the number of modules and use cases deployed within health systems

•	the adoption of telehealth by providers across the spectrum of care

•	the number of programs offered through health plans

•	the continued improvement in the regulatory environment for telehealth, including reimbursement for telehealth services

•	the ongoing consumerization of healthcare

Carepoint Growth

We have designed our product offerings so our Carepoints can support use cases with or without the Amwell Platform. We have both dedicated internal teams and channel partners focused exclusively on selling our Carepoints to a broad range of users, from health systems and health plans to schools, employers, and government entities. Carepoint-only clients represent an opportunity for us to expand our penetration in our core health system and health plan business and beyond. As of June 30, 2020, we had 300 CarePoint-only health system clients.

Invest in Growth

We expect to continue to focus on long-term revenue growth through investments in technology development and sales and marketing efforts. In addition, we believe additional investments in platform modules and clinical programs will allow us to continue to penetrate our products and services further in to our existing client relationships. Accordingly, in the short term we expect these activities to increase our net losses, but in the long term we anticipate that these investments will positively impact our results of operations.

Regulatory Environment

Our operations are subject to comprehensive United States federal, state and local and international regulation in the jurisdictions in which we do business. Our ability to operate profitably will depend in part upon our ability, and that of our affiliated providers, to maintain all necessary licenses and to operate in compliance with applicable laws and rules. The COVID-19 pandemic has resulted in a reduction of regulatory and reimbursement barriers for telehealth, including removing the originating site restrictions for fee for service Medicare; the expansion of Medicare and commercial reimbursement for telehealth and an easing of state licensure policies for providers. Although the COVID-19 pandemic has led to the relaxation of certain Medicare, Medicaid and state licensure restrictions on the delivery of telehealth services, it is uncertain how long the relaxed policies will remain in effect, and there can be no guarantee that once the COVID-19 pandemic is over that such restrictions will not be reinstated or changed in a way that adversely affects our business. For additional discussion of this factor, see “Risk Factors—Risks Related to Regulatory Environment.”

Business Combinations

In July 2018, we acquired all of the outstanding stock of Avizia. This acquisition brought a comprehensive acute care capability, including a hospital-based cart lineup and custom software workflows for more than forty clinical specialties, including telestroke and tele-behavioral health. This acquisition enhanced options available to clients across Amwell’s diverse telehealth ecosystem, including health systems, health plans and innovators, enabling clients to choose one comprehensive single platform solution. The aggregate consideration for this transaction was $137.8 million, and included $65.3 million paid in cash and $72.5 million in equity comprised of 1,115,934 shares of Series C preferred stock at a price of $65.00 per share. The acquisition was a stock purchase and the goodwill resulting from this acquisition is not deductible for tax purposes. The results of operations of Avizia have been included within our operations from the date of acquisition.

In November 2019, we acquired all of the outstanding stock of Aligned Telehealth. This acquisition combines Aligned’s ability to access an affiliated network of psychiatrists and advanced practice psychiatric nurses, with the Company’s health system and health plan client relationships to address the mounting challenges of psychiatric clinician shortages, fragmented care and societal stigmas impeding adequate behavioral health access and treatment. The aggregate consideration for this transaction was $82.9 million, and included $48.7 million paid in cash and $34.3 million in equity comprised of 456,667 shares of Series C preferred stock at a price of $75.00 per share. The agreement also included a component of contingent earnout consideration to be earned if certain financial performance is achieved. The total potential contingent earnout consideration is capped at $70.0 million. The acquisition was a stock purchase and the goodwill resulting from this acquisition is not deductible for tax purposes. The results of operations of Aligned have been included within our operations from the date of acquisition.

Seasonality

Visit volumes typically follow the annual flu season, rising during quarter four and quarter one and falling in the summer months. While we sell to and implement our solutions to clients year-round, we experience some seasonality in terms of when we enter into agreements with our clients and when we launch our solutions to members. We typically enter into a higher percentage of agreements with new clients, as well as renewal agreements with existing clients, in the first and fourth quarters. Regardless of when the agreement is entered into, we can typically complete client implementation in an average of approximately three months. Any downturn in sales, however, may negatively affect our revenue in future periods. Accordingly, the effect of downturns in sales and potential changes in our rate of renewals may not be fully reflected in our results of operations until future periods.

Key Metrics

We monitor the following key metrics to help us evaluate our business, identify trends affecting our business, formulate business plans and make strategic decisions. We believe the following metrics are useful in evaluating our business:

Health Systems:

	Year Ended December 31,
	2018	2019
Average Number of Health System Clients	92	138
Total Health System Subscription Revenue	$27.3 million	$38.8 million
Average Annual Contract Value	$296 thousand	$282 thousand

Health System: A health system is an Amwell Platform client whose primary business case is the delivery of care by its providers. A typical health system client has many hospitals within its system. The average number of health system clients is calculated by averaging the number of such clients under contract at the beginning and end of each fiscal year.

Health System Subscription Revenue: Health System subscription revenue consists of all platform-related fees for a health system, including subscription licenses, fees related to software modules, and overage charges, and primarily represents the fee to access our platform over the contractual period. Subscription revenue may include immaterial amounts from non-health system clients whose business model acts similarly to those clients.

Average Annual Contract Value: Average annual contract value is defined as total health system subscription revenue for the fiscal period divided by average number of health system clients.

Health Plans:

	Year Ended December 31,
	2018	2019
Average Number of Health Plan Clients	52	56
Total Health Plan Subscription Revenue	$23.6 million	$30.6 million
Average Annual Contract Value	$453 thousand	$546 thousand

Health Plan: A health plan is an Amwell Platform client whose primary business case is managing the healthcare financial risk of its membership. The average number of health plan clients is calculated by averaging the number of such clients under contract at the beginning and end of each fiscal year.

Health Plan Subscription Revenue: Health Plan subscription revenue consists of all platform-related fees for a health plan, including subscription licenses, per member/per month charges and fees related to clinical programs, and primarily represents the fee to access our platform over the contractual period. Subscription revenue may include immaterial amounts from non-health plan clients whose business model acts similarly to those clients.

Average Annual Contract Value: Annual contract value is defined as total health plan subscription revenue for the fiscal period divided by average number of health plan clients.

Visits:

	Year Ended December 31,
	2018	2019
AMG Paid Visits (thousands)	551	759
Total Visit Revenue	$26.5 million	$40.7 million
Revenue per Visit	$48	$54

AMG Paid Visit: An AMG paid visit is a case completed by our AMG affiliate providers and visit revenue reflects fee-for-service revenue to AMG for the visit.

Non-GAAP Financial Measures

In addition to our financial results determined in accordance with GAAP, we believe adjusted EBITDA, a non-GAAP measure, is useful in evaluating our operating performance. We use adjusted EBITDA to evaluate our ongoing operations and for internal planning and forecasting purposes. We believe that this non-GAAP financial measure, when taken together with the corresponding GAAP financial measures, provides meaningful supplemental information regarding our performance by excluding certain items that may not be indicative of our business, results of operations or outlook. In particular, we believe that the use of adjusted EBITDA is helpful to our investors as it is a metric used by management in assessing the health of our business and our operating performance. However, non-GAAP financial information is presented for supplemental informational purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with GAAP. In addition, other companies, including companies in our industry, may calculate similarly-titled non-GAAP measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of our non-GAAP financial measure as a tool for comparison. A reconciliation is provided below for our non-GAAP financial measure to the most directly comparable financial measure stated in accordance with GAAP. Investors are encouraged to review the related GAAP financial measure and the reconciliation of this non-GAAP financial measure to their most directly comparable GAAP financial measures, and not to rely on any single financial measure to evaluate our business.

Adjusted EBITDA

Adjusted EBITDA is a key performance measure that our management uses to assess our operating performance. Because adjusted EBITDA facilitates internal comparisons of our historical operating performance on a more consistent basis, we use this measure for business planning purposes and in evaluating acquisition opportunities.

We calculate adjusted EBITDA as net loss adjusted to exclude (i) interest income and other income, net, (ii) tax benefit and expense, (iii) depreciation and amortization, (iv) stock-based compensation expense, (v) initial public offering expenses, (vi) acquisition-related expenses and (vii) other items affecting our results that we do not view as representative of our ongoing operations, including direct and incremental expenses associated with the COVID-19 pandemic. We had no such other items during the years ended December 31, 2018 and 2019 or the six months ended June 30, 2019.

The following table presents a reconciliation of adjusted EBITDA from the most comparable GAAP measure, net loss, for each of the years ended December 31, 2018 and 2019 and the six months ended June 30, 2019 and 2020:

	Year Ended December 31,		Six Months Ended June 30,
(in thousands)	2018	2019	2019	2020
Net loss	$(52,312)	$(88,366)	$(41,572)	$(113,444)
Add:
Depreciation and amortization	5,330	7,761	3,800	4,795
Interest and other income, net	(2,794)	(5,535)	(3,261)	(1,155)
(Benefit) expense from income taxes	—	(803)	370	252
Stock-based compensation	7,669	12,135	5,071	72,096
Initial public offering expenses	3,098	127	6	677
Acquisition-related (income) expenses	1,298	2,020	95	(48)
COVID-19-related expenses(1)	—	—	—	5,742

Adjusted EBITDA	$(37,711)	$(72,661)	$(35,491)	$(31,085)

(1)

COVID-19-related expenses include non-recurring provider bonus payments, emergency hosting licensing fees and non-medical provider temporary labor costs related to on-boarding non-AMG providers incurred in response to the initial outbreak of the COVID-19 virus as Amwell attempted to scale quickly to meet unusually high patient and non-AMG provider demand.

Some of the limitations of adjusted EBITDA include (i) adjusted EBITDA does not properly reflect capital commitments to be paid in the future, and (ii) although depreciation and amortization are non-cash charges, the underlying assets may need to be replaced and adjusted EBITDA does not reflect these capital expenditures. Our IPO and acquisition-related expenses, including legal, accounting and other professional expenses, reflect cash expenditures and we expect such expenditures for acquisitions to recur from time to time. Our adjusted EBITDA may not be comparable to similarly titled measures of other companies because they may not calculate adjusted EBITDA in the same manner as we calculate the measure, limiting its usefulness as a comparative measure. In evaluating adjusted EBITDA, you should be aware that in the future we will incur expenses similar to the adjustments in this presentation. Our presentation of adjusted EBITDA should not be construed as an inference that our future results will be unaffected by these expenses or any unusual or non-recurring items. Adjusted EBITDA should not be considered as an alternative to loss before benefit from income taxes, net loss, earnings per share, or any other performance measures derived in accordance with U.S. GAAP. When evaluating our performance, you should consider adjusted EBITDA alongside other financial performance measures, including our net loss and other GAAP results.

Components of Results of Operations

Revenue

The Company has demonstrated continued revenue growth during 2018 and 2019 as a direct result of the acceptance of telehealth, our penetration of the market, and the successful integration of recent acquisitions. The combination of the successful acquisitions of Avizia and Aligned along with our organic growth of customer base and provider base have resulted in revenue growth of 31% in the year ended December 31, 2019. In 2019, 84.0% of our revenue was on a recurring basis.

Revenue performance is reflective of the strong foundation that has been built, focused around health plans, health systems, our provider network and a consistently increasing visit base. As of June 30, 2020, the Company has 55 health plan clients (covering over 80 million lives) and 150 health system Amwell Platform clients (comprised of more than 2,000 hospitals). AMG’s active provider network grew by 145% from June 30, 2019 to June 30, 2020, to a total of over 3,800 active providers. Active Providers grew by over 1,100% from June 30, 2019 to June 30, 2020, to a total of over 50,000 Active Providers. We have similarly experienced growth on the visit front with the Company surpassing 5.6 million visits since inception, greater than 1 million visits in 2019, and over 2.9 million visits from January through June 2020.

We generate revenues from the use of the Amwell Platform in the form of recurring subscription fees for use of our platform, and related services and Carepoint sales. We also generate revenue from the performance of AMG patient visits.

Cost of Revenues, Excluding Amortization of Acquired Intangible Assets

Cost of revenue primarily consists of hosting fees paid to our hosting providers, costs incurred in connection with our professional services, technical and hosting support, and costs for running our affiliated provider network operations team. These costs primarily include employee-related expenses (including salaries, bonuses, benefits, stock-based compensation and travel).

Cost of revenues are primarily driven by the size of our provider network and the hosting and technical support required to service our platform customers. Our business models are designed to be scalable and to leverage fixed costs to generate higher revenues. While we currently expect increased investments to support accelerated growth, we also expect increased efficiencies and economies of scale. Our quarterly cost of revenues as a percentage of revenues is expected to fluctuate from period to period depending on the interplay of these aforementioned factors.

Operating Expenses

Operating expenses consist of research and development, sales and marketing, and general and administrative expenses.

Research and Development Expenses

Research and development expenses include personnel and related expenses for software and hardware engineering, information technology infrastructure, security and compliance and product development (inclusive of stock-based compensation for our research and development employees). Research and development expenses also include the periodic outsourcing of similar functions to third party specialists.

Due to the quarantine and isolation strategies employed by governmental authorities, health systems and health plans to deal with the COVID-19 pandemic, a significant portion of healthcare was forced to be delivered virtually. Our health plan and health system customers believe that overall utilization of telemedicine and care delivered virtually will continue to increase during and after the COVID-19 crisis. By partnering with our customers during the crisis, we understand the increased volume and additional types of care they intend to deliver virtually on our platform. We originally expected this increase in volume, evolution and advancement of telemedicine usage to occur over the next few years but we have now adjusted our research and development strategies to match the views of our customer partners, thus accelerating the expansion of our platform volume capacity and the development of additional functionality through new programs and modules. While an increase in the research and development expense is expected in the near-term future periods, the corresponding future revenue growth is expected to result in lower expenses as a percentage of revenue.

Our research and development expenses may also fluctuate as a percentage of our total revenue from period to period due to the seasonality of our total revenue and the timing and extent of our research and development expenses.

Sales and Marketing Expenses

Sales expenses consist primarily of employee-related expenses, including salaries, benefits, commissions, travel and stock-based compensation costs for our employees engaged in sales.

We expect our sales expenses to increase as we continue to invest in the expansion of our business. We expect to hire additional sales personnel and related account management and sales support personnel to properly service our growing client base and to identify and capitalize on new strategic market opportunities.

Marketing expenses consist primarily of personnel and related expenses (inclusive of stock-based compensation) for our marketing staff, including costs of communications materials that are produced to generate greater awareness and utilization of our platform among our clients and their users. Marketing costs also include third-party independent research, participation in trade shows, brand messaging, and public relations costs.

Our sales and marketing expenses will fluctuate as a percentage of our total revenue from period to period due to the seasonality of our total revenue and the timing and extent of our advertising and marketing expenses.

General and Administrative Expenses

General and administrative expenses include personnel and related expenses, and professional fees incurred by finance, legal, human resources, information technology, our executives, and executive administration staff. They also include stock-based compensation for employees in these departments and expenses related to auditing, consulting, legal, and corporate insurance.

We expect our general and administrative expenses to increase for the foreseeable future due to costs that we incur as a new public company, as well as other costs associated with continuing to grow our business. However, we expect our general and administrative expenses to decrease as a percentage of our total revenue over the next several years. Our general and administrative expenses may fluctuate as a percentage of our total revenue from period to period due to the seasonality of our total revenue and the timing and extent of our general and administrative expenses.

Depreciation and Amortization Expense

Depreciation and amortization expense includes the amortization of intangible assets and depreciation related to our fixed assets. Amortization of acquired intangible assets consists of the amortization of acquisition-related intangible assets, which are customer relationships, contractor relationships, technology and trade names.

Interest Income and Other Income (Expense), Net

The balance of interest income and other income (expense), net, consists predominantly of interest income on our money-market and short-term investments. We did not incur material interest expenses in the period as there were no outstanding debts or notes payables.

Discussion of Consolidated Results of Operations

The following table sets forth our summarized consolidated statement of operations data for the six months ended June 30, 2020, and 2019 and the dollar and percentage change between the respective periods:

	Six Months Ended June 30,
	2019	2020
	$	$	Variance	% Change
Revenue	$69,081	$122,282	$53,201	77.0%
Costs and operating expenses:
Costs of revenue, excluding amortization of acquired intangible assets	36,000	76,853	40,853	113.5%
Research and development	25,567	32,573	7,006	27.4%
Sales and marketing	22,642	26,220	3,578	15.8%
General and administrative	25,535	95,424	69,889	273.7%
Depreciation and amortization expense	3,800	4,795	995	26.2%

Total costs and operating expenses	113,544	235,865	122,321	107.7%
Loss from operations	(44,463)	(113,583)	(69,120)	155.5%
Interest income and other income (expense), net	3,261	1,155	(2,106)	(64.6)%

Loss before benefit (expense) from income taxes and loss from equity method investment	(41,202)	(112,428)	(71,226)	172.9%

Benefit (expense) from income taxes	(370)	(252)	118	(31.9)%
Loss from equity method investment	—	(764)	(764)	N/A

Net loss	$(41,572)	$(113,444)	(71,872)	172.9%

Net loss attributable to noncontrolling interest	(828)	(2,405)	(1,577)	190.5%
Net loss attributable to American Well Corporation	$(40,744)	$(111,039)	$(70,295)	172.5%

The following table sets forth our summarized consolidated statement of operations data for the years ended December 31, 2019, and 2018 and the dollar and percentage change between the respective periods:

	Year Ended December 31,
	2018	2019
	$	$	Variance	% Change
Revenue	$113,955	$148,857	$34,902	30.6%
Costs and operating expenses:
Costs of revenue, excluding amortization of acquired intangible assets	58,612	79,976	21,364	36.4%
Research and development	36,273	53,941	17,688	48.7%
Sales and marketing	31,629	47,672	16,043	50.7%
General and administrative	37,217	54,211	16,994	45.7%
Depreciation and amortization expense	5,330	7,761	2,431	45.6%

Total costs and operating expenses	169,061	243,561	74,500	44.1%
Loss from operations	(55,106)	(94,704)	(39,598)	71.9%
Interest income and other income (expense), net	2,794	5,535	2,741	98.1%

Loss before benefit from income taxes	(52,312)	(89,169)	(36,857)	70.5%

Benefit from income taxes	—	803	803	N/A

Net loss	$(52,312)	$(88,366)	(36,054)	68.9%

Net income (loss) attributable to noncontrolling interest	362	(1,176)	(1,538)	(424.9%)
Net loss attributable to American Well Corporation	$(52,674)	$(87,190)	$(34,516)	65.5%

Six months ended June 30, 2020, vs. six months ended June 30, 2019

Revenue

Total revenue was $122.3 million for the six months ended June 30, 2020, compared to $69.1 million during the six months ended June 30, 2019, an increase of $53.2 million, or 77.0%. This increase was substantially driven by an increase in visit revenue volume ($44.0 million increase). Visit revenue has increased due to the impact of the COVID-19 crisis as well as the contribution of the Aligned Acquisition (which closed in the fourth quarter of 2019). Revenue increase was also attributable to new clients using our platform and existing clients adding additional modules to their platform subscriptions, such as our COVID-19 module. We believe that the strength of our technology platform will continue to serve as the foundation for our revenue growth.

Subscription revenue was $46.2 million for the six months ended June 30, 2020, compared to $38.9 million during the six months ended June 30, 2019, an increase of $7.3 million, or 18.8%. Revenue earned from AMG patient visits increased by $44.0 million, or 237.7%, from $18.5 million in the six months ended June 30, 2019 to $62.5 million in the six months ended June 30, 2020. This increase was primarily driven by increased utilization across our health system and health plan clients primarily from the COVID-19 pandemic. AMG paid visits constituted 30% of the total visits for the six months ended June 30, 2020, compared to 68% for the six months ended June 30, 2019. Revenue earned from services and Carepoints were $13.6 million for the six months ended June 30, 2020, compared to $11.7 million for the six months ended June 30, 2019, an increase of $1.9 million, or 16.3%. The increase in services and Carepoints revenue was largely the result of timing with respect to the performance of such obligations.

Costs of Revenue, Excluding Amortization of Acquired Intangible Assets

Cost of revenue was $76.9 million for the six months ended June 30, 2020, compared to $36.0 million for the six months ended June 30, 2019, an increase of $40.9 million, or 113.5%. The increase was primarily due to an increase of $32.5 million in provider related costs, with some portion of these provider costs due both to increased visit volumes as well as the Aligned Acquisition. Some portion of these provider costs were above typical levels due to the COVID-19 emergency rapid expansion of active providers. The increase in visit volume also resulted in the need to utilize a significantly higher level of contractor resources to properly service visit demand. The Company experienced a $3.5 million increase in employee-related expense (primarily in the form of variable compensation and stock compensation expense) and a $4.5 million increase in other costs, primarily implementation and hosting related expenses. As a percentage of revenue, cost of revenues has increased as a result of the shift in revenue mix. The impact of COVID-19 has increased our visit revenue, which generates a lower gross margin contribution.

Research and Development Expenses

Research and development expenses were $32.6 million for the six months ended June 30, 2020, compared to $25.6 million for the six months ended June 30, 2019, an increase of $7.0 million, or 27.4%. This increase is primarily driven by an increase of $3.4 million from employee-related costs (inclusive of stock compensation expense). The increase in research and development expense was further driven by a $0.5 million increase in annual service agreement expenses for certain services used by the research and development group.

Sales and Marketing Expenses

Sales and marketing expenses were $26.2 million for the six months ended June 30, 2020, compared to $22.6 million for the six months ended June 30, 2019, an increase of $3.6 million, or 15.8%. This increase in sales and marketing primarily consisted of a $3.3 million increase in employee-related costs (inclusive of commissions and stock compensation expense) and, to a lesser extent, an increase of $0.8 million in annual service agreement expense for certain services used by the sales and marketing group.

General and Administrative Expenses

General and administrative expenses were $95.4 million for the six months ended June 30, 2020, compared to $25.5 million for the six months ended June 30, 2019, an increase of $69.9 million, or 273.7%. This increase was driven by stock-based compensation expense of $65.7 million (predominantly related to restricted stock units granted to the co-CEOs). Additionally, the increase consisted of employee-related costs (excluding compensation and stock compensation expense) of approximately $4.7 million. Each of these expenses were partially offset by savings in non-compensation related administrative expenses.

General and administrative expenses, excluding the increase in stock-based compensation, are expected to continue to increase (in absolute dollars) in future periods as we continue to grow in size and complexity while at the same time recognizing the full year impact of the regulatory and compliance costs associated with being a publicly traded company.

Depreciation and Amortization Expense

Depreciation and amortization expenses were $4.8 million for the six months ended June 30, 2020, compared to $3.8 million for the six months ended June 30, 2019, an increase of $1.0 million, or 26.2%. For the six months ended June 30, 2020, depreciation expense was $0.9 million and amortization expense was $3.9 million. For the six months ended June 30, 2019, depreciation expense was $0.9 million and amortization expense was $2.9 million.

Interest Income and Other Income (Expense), net

Interest income and other expenses were $1.2 million for the six months ended June 30, 2020, compared to $3.3 million for the six months ended June 30, 2019, a decrease of $2.1 million, or 64.6%. This amount consists entirely of interest income from our cash equivalents and short-term investments.

Benefit (Expense) from Income Taxes

Income tax expense was $0.3 million for the six months ended June 30, 2020, compared to $0.4 million for the six months ended June 30, 2019, a decrease of $0.1 million, or 31.9%.

Loss from Equity Method Investment

The Company and Cleveland Clinic partnered to form a joint venture, under the name CCAW, JV LLC, to provide broad access to comprehensive and high acuity care services via telehealth. The Company does not have a controlling financial interest in CCAW, JV LLC, but it does have the ability to exercise significant influence over the operating and financial policies of CCAW, JV LLC. Therefore, the Company accounts for its investments in CCAW, JV LLC using the equity method of accounting.

During the six months ended June 30, 2020, the Company recognized a loss of $0.8 million as its proportionate share of the joint venture results of operations.

Year ended December 31, 2019, vs. year ended December 31, 2018

Revenue

Total revenue was $148.9 million for the year ended December 31, 2019, compared to $114.0 million during the year ended December 31, 2018, an increase of $34.9 million, or 30.6%. The increase was predominately the result of new clients using the platform as the average number of health system and health plan clients on our platform increased by 50, to 194 at December 31, 2019 from 144 at December 31, 2018, a 35.0% increase. We believe that the strength of our technology platform will continue to serve as the foundation for our revenue growth.

Subscription revenue from health system clients was $38.8 million for the year ended December 31, 2019, compared to $27.3 million during the year ended December 31, 2018, an increase of $11.5 million, or 42.3%. This increase was substantially driven by a 50% increase in the average number of subscription clients increasing from 92 to 138. Subscription revenue from health plan clients was $30.6 million for the year ended December 31, 2019, compared to $23.6 million during the year ended December 31, 2018, an increase of $7.0 million, or 29.8%. This increase was driven by an 8% increase in the average number of subscription clients, increasing from 52 to 56, and increases in the health plan client average contract value increasing 20.5%. The total number of paid AMG patient visits increased 38%, by 208,000, from 551,000 in the year ended December 31, 2018 to 759,000 in the year ended December 31, 2019. This increase was primarily driven by increased utilization across our health system and health plan clients. AMG paid visits constituted 66% of the total visits for the year ended December 31, 2019, compared to 73% for the year ended December 31, 2018.

Costs of Revenue, Excluding Amortization of Acquired Intangible Assets

Cost of revenue was $80.0 million for the year ended December 31, 2019, compared to $58.6 million for the year ended December 31, 2018, an increase of $21.4 million, or 36.4%. The increase was primarily due to an increase of $4.6 million in employee-related expense (inclusive of stock compensation expense) and a $16.8 million increase in other costs, primarily provider related costs, combined with implementation and hosting related expenses. With respect to employee-related expense, our total administrative employee headcount dedicated to servicing AMG increased to 158 on December 31, 2019, as compared to 145 on December 31, 2018. As a percentage of revenue, cost of revenues have remained relatively consistent year over year.

Research and Development Expenses

Research and development expenses were $53.9 million for the year ended December 31, 2019, compared to $36.3 million for the year ended December 31, 2018, an increase of $17.7 million, or 48.7%. This increase is primarily driven by an increase of $11.6 million from employee-related costs (inclusive of stock compensation expense). The increase in research and development expense was further driven by a $5.8 million increase in third party consulting related spend.

In 2019, the Company has initiated a focused effort to invest in the area of research and development. This increased investment focused primarily on the hiring of highly technically skilled resources to execute on our growth strategy. This increase in the research and development employee base is expected to result in increased research and development expense in future periods. However, the corresponding growth and revenue is expected to result in a lower expense as a percentage of revenue.

Total research and development employee headcount increased to 223 on December 31, 2019, as compared to 209 on December 31, 2018.

Sales and Marketing Expenses

Sales and marketing expenses were $47.7 million for the year ended December 31, 2019, compared to $31.6 million for the year ended December 31, 2018, an increase of $16.0 million, or 50.7%. This increase in sales and marketing primarily consisted of direct marketing spend, a $9.0 million increase in employee-related costs including commissions (inclusive of stock compensation expense) and, to a lesser extent, an increase $1.3 million in trade show and sponsorship expenses.

Total sales and marketing employee headcount increased to 149 on December 31, 2019, as compared to 121 on December 31, 2018.

General and Administrative Expenses

General and administrative expenses were $54.2 million for the year ended December 31, 2019, compared to $37.2 million for the year ended December 31, 2018, an increase of $17.0 million, or 45.7%. This increase was driven in part by increases in employee-related costs (including bonuses and stock compensation expense) of approximately $12.2 million, consulting of $3.3 million, service support agreements of $1.5 million and acquisition and integration costs of $0.7 million. Each of these expenses were partially offset by savings in non-compensation related administrative expenses.

General and administrative expenses are expected to continue to increase (in absolute dollars) in future periods as we continue to grow in size and complexity while at the same time recognizing the full year impact of the regulatory and compliance costs associated with being a publicly traded company.

Total general and administrative employee headcount increased to 156 on December 31, 2019, as compared to 112 on December 31, 2018.

Depreciation and Amortization Expense

Depreciation and amortization expenses were $7.8 million for the year ended December 31, 2019, compared to $5.3 million for the year ended December 31, 2018, an increase of $2.4 million, or 45.6%. The increase in depreciation and amortization was primarily driven by a $2.3 million increase in amortization as a result of the amortization of acquired intangible assets related to the Avizia Acquisition in July 2018.

Interest Income and Other Income (Expense), net

Interest income and other income (expense), net, was $5.5 million for the year ended December 31, 2019, compared to $2.8 million for the year ended December 31, 2018, an increase of $2.7 million, or 98.1%. This balance consists entirely of interest income from our cash equivalents and short-term investments.

Quarterly Results of Operations and Other Data

The following table sets forth our unaudited quarterly statements of operations data for each of the quarters indicated. The unaudited quarterly statements of operations data set forth below have been prepared on the same basis as our audited consolidated financial statements and, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, that are necessary for the fair statement of such data. Our historical results are not necessarily indicative of the results that may be expected in the future, and the results for any quarter are not necessarily indicative of results to be expected for a full year or any other period. The following quarterly financial data should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus.

	Three Months Ended
	March 31, 2019 (unaudited	June 30, 2019 (unaudited)	September 30, 2019 (unaudited)	December 31, 2019 (unaudited)	March 31, 2020 (unaudited)	June 30, 2020 (unaudited)
Revenue	$33,667	$35,414	$34,744	$45,032	$53,714	$68,568
Costs and operating expenses:
Costs of revenue, excluding amortization of acquired intangible assets	18,605	17,395	19,060	24,916	33,027	43,826
Research and development	13,253	12,314	13,602	14,772	14,936	17,637
Sales and marketing	11,189	11,453	11,309	13,721	13,874	12,346
General and administrative	11,825	13,710	14,654	14,022	15,342	80,082
Depreciation and amortization expense	1,894	1,906	1,868	2,093	2,286	2,509

Total costs and operating expenses	56,766	56,778	60,493	69,524	79,465	156,400

Loss from operations	(23,099)	(21,364)	(25,749)	(24,492)	(25,751)	(87,832)
Interest income and other income (expense), net	1,584	1,677	1,286	988	847	308

Loss before benefit (expense) from income taxes and loss from equity method investment	(21,515)	(19,687)	(24,463)	(23,504)	(24,904)	(87,524)
Benefit (expense) from income taxes	—	(370)	392	781	—	(252)
Loss from equity method investment	—	—	—	—	(320)	(444)

Net loss	(21,515)	(20,057)	(24,071)	(22,723)	(25,224)	(88,220)

Net (loss) income attributable to non-controlling interest	(384)	(444)	(56)	(292)	(843)	(1,562)

Net loss attributable to American Well Corporation	$(21,131)	$(19,613)	$(24,015)	$(22,431)	$(24,381)	$(86,658)

Liquidity and Capital Resources

The following table presents a summary of our cash flow activity for the periods set forth below:

	Year Ended		Six months Ended
	December 31,		June 30,
	2018	2019	2019	2020
Consolidated Statements of Cash Flows Data:
Net cash used in operating activities	$(74,006)	$(81,892)	$(40,739)	$(57,822)
Net cash (used in) provided by investing activities	(245,933)	119,999	146,852	4,334
Net cash provided by financing activities	278,181	46,639	379	148,462

Total	$(41,758)	$84,746	$106,492	$94,974

Sources of Financing

Our principal sources of liquidity were cash, cash equivalents and short-term investments totaling $177.6 million and $262.7 million as of December 31, 2019 and June 30, 2020, respectively, which were held for a variety of growth initiatives and investments as well as working capital purposes. Our cash, cash equivalents and short-term investments are comprised of money market funds and marketable securities including U.S. Treasury bills. These funds have been primarily generated through the periodic offering of preferred stock.

In July 2018, we acquired Avizia for $65.3 million in cash (plus Series C preferred stock consideration) and in November 2019, we acquired Aligned for $48.7 million in cash (plus Series C preferred stock consideration and the potential for contingent earnout consideration).

In the year ended December 31, 2018, the Company completed a Series C fund raise with net proceeds of $280.4 million (after issuance costs of $6.3 million). In the year ended December 31, 2019, the Company completed a Series C fund raise with net proceeds of $45.8 million (after issuance costs of $1.3 million). In the six month period ended June 30, 2020, the Company completed a Series C fund raise with net proceeds of $146.0 million (after issuance costs of $1.0 million which are included in accrued expenses as of June 30, 2020).

We typically invoice our customers annually in advance for their annual software access fee. Therefore, a substantial source of our cash is from such invoices, which are included on our consolidated balance sheets as accounts receivable prior to collection and contract liabilities over the contractual service commitment period. Accordingly, collections from our customers have a material impact on our cash flows from operating activities.

As shown in the accompanying consolidated financial statements, the Company incurred a loss from operations of $94.7 million and a net loss of $88.4 million for the year ended December 31, 2019 and had an accumulated deficit of $357.9 million as of December 31, 2019. The Company incurred a loss from operations of $113.6 million and a net loss of $113.4 million for the six months ended June 30, 2020 and had an accumulated deficit of $469.0 million as of June 30, 2020. To date, the Company has funded its operations primarily through private placements of its convertible preferred stock as well as through sales of software access related services. The Company has no debt as of December 31, 2019 or June 30, 2020 and expects to generate operating losses in future years.

We believe that our existing cash and cash equivalents will be sufficient to meet our working capital and capital expenditure needs for at least the 12 months from the issuance date of the financial statements. Our future capital requirements will depend on many factors including our growth rate, contract renewal activity, number of consultations on our platform, the timing and extent of spending to support product development efforts, our expansion of sales and marketing activities, the introduction of new and enhanced services offerings, and the continuing market acceptance of telehealth services. We may in the future enter into arrangements to acquire or invest in complementary businesses, services and technologies and intellectual property rights. We may be required to seek additional equity or debt financing. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital when desired, our business, financial condition and results of operations would be adversely affected.

Indebtedness & Lines of Credit

In January 2011, the Company entered into a credit agreement (the “Line of Credit”) with a financial institution that provides for maximum borrowings in one or more advances of an amount up to $5.0 million. Borrowings under the Line of Credit accrue interest at the London Interbank Offered Rate plus 1.25%. Borrowings are repayable immediately upon demand by the financial institution. In November 2017, the Line of Credit was amended to increase the maximum borrowings to $7.0 million. As of December 31, 2018, 2019, and June 30, 2020, the Company had no outstanding borrowings under the Line of Credit.

During any period that the Line of Credit is in effect, the Company can request the financial institution issue a letter of credit with a maximum maturity not to exceed twelve months. Any letters of credit issued by the financial instrument reduce the maximum borrowings available under the Line of Credit. As of December 31, 2019 and June 30, 2020, the maximum borrowing available to the Company is $5.9 million based on the outstanding letters of credit of $1.1 million that have been issued by the financial institution.

Six months ended June 30, 2020, vs. six months ended June 30, 2019

Cash Used in Operating Activities

For the six months ended June 30, 2020, cash used in operating activities was $(57.8) million. The primary driver of this use of cash was our net loss of $113.4 million. The net loss for the year was reflective of the expenses incurred with our response to COVID-19 and our continued investments made back into the Company’s infrastructure, partially offset by the revenue growth discussed above. The net loss was partially offset by non-cash expenses of $79.4 million (primarily stock-based compensation of $72.1 million and depreciation and amortization of $4.8 million).

For the six months ended June 30, 2019, cash used in operating activities was $(40.7) million. The primary driver of this use of cash was our net loss of $(41.6) million. The cash used for operating activities was primarily driven by investment in corporate infrastructure as the Company integrated the Avizia Acquisition and prepared for public company requirements. The net loss was partially offset by non-cash charges totaling $10.1 million (primarily comprised of stock-based compensation of $5.1 million and depreciation and amortization expense of $3.8 million.)

Cash Provided by Investing Activities

Cash provided by investing activities was $4.3 million for the six months ended June 30, 2020. Cash provided by investing activities consisted of $39.4 million in proceeds from the maturities of investments, offset by $29.8 million in purchases of investments. Further, cash used in investing activities included a $2.9 million investment in the CCAW, JV LLC joint venture with Cleveland Clinic and $2.3 million in the purchases of property and equipment.

Cash provided by investing activities was $146.9 million for the six months ended June 30, 2019. Cash provided by investing activities consisted of $206.8 million in proceeds from the maturities of investments, which were partially offset by the purchase of $59.1 million in investments. Further, the Company used $1.0 million for purchases of property and equipment.

Cash Provided by Financing Activities

Cash provided by financing activities for the six months ended June 30, 2020, was $148.5 million. Cash provided by financing activities consisted of $146.8 million of cash proceeds from our issuance of Series C Convertible Preferred Stock, net of issuance costs.

Cash provided by financing activities for the six months ended June 30, 2019, was $0.4 million. Cash provided by financing activities consisted of proceeds received from the exercise of options of common stock.

Year ended December 31, 2019, vs. year ended December 31, 2018

Cash Used in Operating Activities

For the year ended December 31, 2019, cash used in operating activities was $(81.9) million. The primary driver of this use of cash was our net loss of $(88.4) million. The net loss for the year was reflective of the investments made back into the Company (from both a personnel and technology perspective), partially offset by the overall growth of our business including an increase in new clients and expansion of business with existing clients. The net loss was partially offset by non-cash expenses of $21.0 million (primarily stock-based compensation of $12.1 million and depreciation and amortization of $7.8 million).

For the year ended December 31, 2018, cash used in operating activities was $(74.0) million. The primary driver of this use of cash was our net loss of $(52.3) million. The cash used for operating activities was primarily driven by the overall growth of our business including an increase in new clients (through organic growth and the Avizia Acquisition) and expansion of business by existing clients. The net loss was partially offset by non-cash charges totaling $15.1 million, which was primarily comprised of stock-based compensation of $7.7 million and depreciation and amortization expense of $5.3 million.

Cash Provided by Investing Activities

Cash provided by investing activities was $120.0 million for the year ended December 31, 2019. Cash provided by investing activities consisted of $246.0 million in proceeds from maturities of investments, partially offset by $78.9 million in purchases of investments. The Company used $45.8 million in connection with the acquisition of Aligned (in addition to Series C stock consideration). Further, cash used in investing activities included $1.3 million in the purchases of property and equipment.

Cash used in investing activities was $(245.9) million for the year ended December 31, 2018. Cash used in investing activities consisted of $355.2 million in purchases of investments and $175.6 million in proceeds from the sale of securities. Further, the Company used $64.4 million (in addition to Series C stock consideration) in connection with the acquisition of Avizia and $1.9 million for the purchases of property and equipment.

We invest a portion of our available cash in investments that are not accounted for as cash equivalents under GAAP. Instead, when we invest such amounts, it is recorded as a use of cash for investing activities and when we liquidate such investments to finance cash needs, it is recorded as cash provided by investing activities. On a net basis, activities related to these investments represented $167.1 million of cash provided by investing activities in 2019, representing our use of these investments to fund cash needs. In 2018, purchases of these investments represented $179.6 million of cash used in investing activities, reflecting our receipt of funds from a financing round that we invested. Excluding such activities, cash used for investing activities was $47.1 million in 2019 and $66.3 million in 2018, primarily related to acquisitions of Aligned and Avizia.

Cash Provided by Financing Activities

Cash provided by financing activities for the year ended December 31, 2019, was $46.6 million. Cash provided by financing activities consisted of $45.8 million of cash proceeds from our issuance of Series C Convertible Preferred Stock, net of issuance costs, and $1.0 million of proceeds from the exercise of employee stock options.

Cash provided by financing activities for the year ended December 31, 2018, was $278.2 million. Cash provided by financing activities consisted of $280.4 million of cash proceeds from our issuance of Series C Convertible Preferred Stock, net of issuance costs, and $0.6 million of proceeds from the exercise of employee stock options. Cash provided by financing activities was partially offset by $2.9 million used to repurchases Series A Convertible Preferred Stock.

Contractual Obligations and Commitments

The following summarizes our contractual obligations as of December 31, 2019:

	Payment Due by Period
	Total	Less than 1 Year	1 to 3 Years	4 to 5 Years	More than 5 Years
Operating Leases	$13,840	$6,925	$6,685	$230	$—

Total	$13,840	$6,925	$6,685	$230	$—

Our existing office and hosting facilities lease agreements provide us with the option to renew and generally provide for rental payments on a graduated basis. Our future operating lease obligations would change if we entered into additional operating lease agreements as we expand our operations and if we exercised the office and hosting facilities lease options. The contractual commitment amounts in the table above are associated with agreements that are enforceable and legally binding and that specify all significant terms, including fixed or minimum services to be used, fixed, minimum or variable price provisions and the approximate timing of the transaction. Obligations under contracts that we can cancel without a significant penalty are not included in the table above.

Off-Balance Sheet Arrangements

During the periods presented, we did not have, nor do we currently have, any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. We are therefore not exposed to the financing, liquidity, market or credit risk that could arise if we had engaged in those types of relationships.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

We had cash and cash equivalents totaling $232.7 million, $137.7 million, and $48.0 million as of June 30, 2020, December 31, 2019, and 2018, respectively. The Company also held investments totaling $30.0 million, $40.0 million and $208.2 million as of June 30, 2020, December 31, 2019, and 2018, respectively. These amounts were primarily invested in money markets and U.S. Treasury bills. The cash and cash equivalents are held for a variety of growth and investments as well as working capital purposes. Our investments are made for capital preservation purposes. We do not enter into investments for trading or speculative purposes. All our investments are denominated in U.S. dollars.

We do not believe that an increase or decrease of 100 basis points in interest rates would have a material effect on our business, financial condition or results of operations. However, our cash equivalents are subject to market risk due to changes in interest rates. Fixed rate securities may have their market value adversely affected due to a rise in interest rates. Due in part to these factors, our future investment income may fall short of expectation due to changes in interest rates or we may suffer losses in principal if we are forced to sell securities that decline in market value due to changes in interest rates.

Fluctuations in the value of our money market funds caused by a change in interest rates (gains or losses on the carrying value) are recorded in other income and are realized only if we sell the underlying securities.

Foreign Currency Exchange Risk

To date, a substantial majority of our revenue from customer arrangements has been denominated in U.S. dollars. We have limited operations outside the United States. As of June 30, 2020 and December 31, 2019, we had one foreign subsidiary. The functional currency of our foreign subsidiary is the U.S. dollar. The Company also has a branch with a functional currency of the New Israeli Shekel, however activity in the New Israeli Shekel is not considered significant. Accordingly, we believe we do not have a material exposure to foreign currency risk. We may choose to focus on international expansion, which may increase our exposure to foreign currency exchange risk in the future.

Inflation Risk

We do not believe that inflation had a material effect on our business, financial condition or results of operations in the last two years. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition or results of operations.

Critical Accounting Policies and Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with GAAP. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The Company bases its estimates on historical experience, current business factors, and various other assumptions that the Company believes are necessary to consider to form a basis for making judgments about the carrying values of assets and liabilities, the recorded amounts of revenue and expenses, and the disclosure of contingent assets and liabilities. The Company is subject to uncertainties such as the impact of future events, economic and political factors, and changes in the Company’s business environment; therefore, actual results could differ from these estimates. Accordingly, the accounting estimates used in the preparation of the Company’s consolidated financial statements will change as new events occur, as more experience is acquired, as additional information is obtained, and as the Company’s operating environment evolves.

Changes in estimates are made when circumstances warrant. Such changes in estimates are reflected in the reported results of operations; if material, the effects of changes in estimates are disclosed in the notes to the consolidated financial statements. Significant estimates and assumptions reflected in these consolidated financial statements include, but are not limited to, revenue recognition, business combinations, goodwill and intangible assets and stock-based compensation.

We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates. See Note 2 to our consolidated financial statements appearing at the end of this prospectus for a description of our other significant accounting policies.

Revenue Recognition

The Company generates revenue from contracts with customers who purchase access to the Company’s hosted telehealth platform which includes access to the Company’s network of medical professionals. The Company also provides implementation and post go-live professional services for its telehealth platform.

Access to the platform, includes the ability for customers to access the AMG network of medical professionals, as well as, in certain cases, support and maintenance and other professional services. The typical contract term is three years. Most of the Company’s contracts are non-cancelable over the contractual term. Customers typically have the right to terminate their contracts for cause if the Company fails to perform in accordance with the contractual terms.

For customers who purchase access to the Amwell Platform, the Company hosts a dedicated instance of the telehealth platform, white-labeled under the customer’s own name, branding, and with customized workflows and operating choices. Certain implementation services are required in order for the customer to drive its intended benefit. These implementation services generally span several months and are not performed by another entity.

We recognize revenue from contracts with customers using the five-step method described in Note 2 in our consolidated financial statements. At contract inception, we evaluate whether two or more contracts should be combined and accounted for as a single contract and whether the combined or single contract includes more than one performance obligation. We combine contracts entered into at or near the same time with the same customer if we determine that the contracts are negotiated as a package with a single commercial objective; the amount of consideration to be paid in one contract depends on the price or performance of the other contract; or the services promised in the contracts are a single performance obligation.

In general, we satisfy the majority of our performance obligations over time as we transfer the promised services to our customers. We review the contract terms and conditions to evaluate the timing and amount of revenue recognition; the related contract balances; and our remaining performance obligations. These evaluations require significant judgment that could affect the timing and amount of revenue recognized.

Deferred revenues consist of the unearned portion of billed fees for our enterprise software access fees and related services, which is subsequently recognized as revenue in accordance with our revenue recognition policy. The Company estimates the amount of revenue it expects to recognize during the twelve-month period following the financial statement date which is recorded as current deferred revenue and the remaining portion is recorded as noncurrent. As of June 30, 2020, we had current deferred revenues of $62.0 million and $9.9 million of noncurrent deferred revenue. As of December 31, 2019, we had current deferred revenues of $66.5 million and $10.9 million of noncurrent as compared to $64.1 million current deferred revenue and $29.2 million of noncurrent as of December 31, 2018. This timing of the actual revenue may differ from the estimate as additional information becomes available including but not limited when the hosting arrangements are provided to the customer and when professional service hours are incurred.

Business Combinations

The Company accounts for business combinations using the acquisition method of accounting. Application of this method of accounting requires that (i) identifiable assets acquired (including identifiable intangible assets) and liabilities assumed generally be measured and recognized at fair value as of the acquisition date and (ii) the excess of the purchase price over the net fair value of identifiable assets acquired and liabilities assumed be recognized as goodwill. Transaction costs related to business combinations are expensed as incurred.

Determining the fair value of assets acquired and liabilities assumed and the allocation of the purchase price requires management to use significant judgment and estimates, especially with respect to intangible assets. Critical estimates in valuing certain identifiable assets include, but are not limited to, the selection of valuation methodologies, estimates of future revenue and cash flows, expected long-term market growth, future expected operating expenses, costs of capital and appropriate discount rates. Management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. During the measurement period, the Company may record certain adjustments to the carrying value of the assets acquired and liabilities assumed with the corresponding offset to goodwill. After the measurement period, which could last up to one year after the transaction date, all adjustments are recorded in the consolidated statements of operations and comprehensive loss.

Goodwill and Intangible Assets

Amortization of acquired intangible assets is the result of the consolidation of NTN which occurred in 2016, the acquisition of Avizia which occurred in 2018 and the acquisition of Aligned which occurred in 2019. As a result of these transactions, contractor and customer relationships, acquired technology, and trade name were identified as intangible assets, and are amortized over their estimated useful lives.

We recognize the excess of the purchase price over the fair value of identifiable net assets acquired as goodwill. Goodwill is not amortized but is tested for impairment annually on November 30 or more frequently if events or changes in circumstances indicate that the carrying amount of the goodwill may not be recoverable. Our goodwill impairment tests are performed at the enterprise level given our single reporting unit.

Our goodwill impairment analysis first assesses qualitative factors to determine whether events or circumstances existed that would lead us to conclude it is more likely than not that the fair value of the reporting unit is below its carrying amount. If we determine that it is more likely than not that the fair value of the reporting unit is below the carrying amount, a quantitative goodwill assessment is required. In the quantitative evaluation, the fair value of the reporting unit is determined and compared to the carrying value. If the fair value estimate is less than the carrying value, goodwill is considered impaired for the amount by which the carrying amount exceeds the reporting unit’s fair value with the maximum impairment being equal to the carrying value of goodwill. A charge is reported as impairment of goodwill in the consolidated statements of operations and comprehensive loss.

Stock-Based Compensation

We measure all stock-based awards granted to employees and directors based on the fair value on the date of the grant and recognize the corresponding compensation expense of those awards over the requisite service period, which is generally the vesting period of the respective award. We issue stock option awards and restricted stock units with only service-based vesting conditions and record the expense for these awards using the straight-line method.

We estimate the fair value of each stock option grant using the Black-Scholes option-pricing model, which uses as inputs the fair value of our common stock and assumptions we make for the volatility of our common stock, the expected term of our stock options, the risk-free interest rate for a period that approximates the expected term of our stock options and our expected dividend yield. The assumptions and estimates are as follows:

•	Fair Value of Class A Common Stock—The absence of an active market for our common stock requires us to estimate the fair value of our common stock. See “—Common Stock Valuations” below.

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Expected Term—The expected term represents the period that the stock-based awards are expected to be outstanding. We determine the expected term using the simplified method. The simplified method deems the term to be the average of the time-to-vesting and the contractual life of the options. For stock options granted to non-employees, the expected term equals the remaining contractual term of the option from the vesting date.

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Expected Volatility—As we have no trading history for our common stock, the expected volatility was estimated by taking the average historic price volatility for industry peers, consisting of several public companies in our industry that are either similar in size, stage, or financial leverage, over a period equivalent to the expected term of the awards.

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Risk-Free Interest Rate—The risk-free interest rate is calculated using the average of the published interest rates of U.S. Treasury zero-coupon issues with maturities that are commensurate with the expected term.

•	Dividend Yield—The dividend yield assumption is zero, as we have no history of, or plans to make, dividend payments.

The weighted average of assumptions that the Company used to determine the fair value of the common stock options granted to employees and directors were as follows:

	Years Ended December 31,		Six months Ended
	2018	2019	June 30, 2020
Risk-free interest rate	2.96%	2.17%	1.32%
Expected term (in years)	6.0	6.0	6.1
Expected volatility	47%	50%	51%
Expected dividend yield	0%	0%	0%

Common Stock Valuations

Prior to the completion of our IPO, the fair value of the common stock underlying our stock awards was determined by our board of directors. The valuations of our common stock prior to the completion of our IPO were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. In the absence of a public trading market, our board of directors, with input from management, exercised significant judgment and considered numerous objective and subjective factors to determine the fair value of our common stock as of the date of each option grant, including the following factors:

•	contemporaneous valuations performed by third-party valuation firms;

•	the prices, rights, preferences, and privileges of our convertible preferred stock relative to those of our common stock;

•	the prices of convertible preferred stock sold by us to third-party investors in arms-length transactions;

•	the lack of marketability of our common stock;

•	our actual operating and financial performance;

•	current business conditions and projections;

•	our stage of development;

•	the likelihood of achieving a liquidity event, such as an initial public offering or a merger or acquisition of our business given prevailing market conditions;

•	recent secondary stock transactions;

•	the market performance of comparable publicly-traded companies; and

•	U.S. market conditions.

Following our IPO, we rely on the closing price of our Class A common stock as reported on the date of grant to determine the fair value of our Class A common stock, as shares of our Class A common stock are traded in the public market.

Recently Issued and Adopted Accounting Pronouncements

Refer to Note 2 of our consolidated financial statements included elsewhere in this prospectus for recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted as of the date of this prospectus.

Emerging Growth Company Status

We are an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that it is (i) no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

BUSINESS

Our Mission

Amwell connects and enables providers, insurers, patients and innovators to deliver greater access to more affordable, higher quality care.

Overview

We are a leading telehealth company enabling digital delivery of care for healthcare’s key stakeholders. We empower our clients at the enterprise level with the core technology and services necessary to successfully develop and distribute telehealth programs that meet their strategic, operational, and social objectives under their own brands. The Amwell Platform is a complete digital care delivery solution that equips our health system, health plan and innovator, including government, clients with the tools to enable new models of care for their patients and members. Our scalable technology embeds with our clients’ existing offerings and clinical workflows, spanning the continuum of care and enabling care delivery across a wide variety of clinical, retail, school and home settings. Our client-focused approach drives our success as one of the largest telehealth companies. As of June 30, 2020, we powered the digital care programs of 55 health plans, which support over 36,000 employers and collectively represent more than 80 million covered lives, as well as 150 of the nation’s largest health systems, encompassing more than 2,000 hospitals. Since inception, we have powered over 5.6 million telehealth visits for our clients, including more than 2.9 million in the six months ended June 30, 2020.

Healthcare today faces many challenges. Choice and access can be limited, care delivery is fragmented and inefficient, and costs continue to rise and shift to consumers while health outcomes have not improved. The healthcare industry is evolving to meet these challenges with innovative care models and new regulatory frameworks to promote more effective outcomes. As healthcare’s key stakeholders demand innovative technology solutions that streamline care delivery, lower costs, expand access and improve outcomes, we believe there is significant opportunity for transformation.

We believe Amwell makes this digital care transformation possible for the healthcare ecosystem. The Amwell Platform enables care delivery across the full healthcare continuum – from primary and urgent care in the home to high acuity specialty consults, such as telestroke and telepsychiatry, in the hospital. We support both on-demand and scheduled consultations and offer 40 pre-packaged care modules and programs that power over 100 unique use cases today. Our platform can be fully embedded into our clients’ patient/member portals and provider workflows. Providers can launch telehealth directly from their native EHRs, with seamless integration to their payer eligibility and claims systems. Providers, patients and members can access this care through a full range of Carepoints™, including via mobile, web, phone and our proprietary kiosks and carts that support multi-way video, phone or secure messaging interactions. As of June 30, 2020, over 50,000 of our clients’ providers use the Amwell Platform to serve their patients and members. When needed, we augment and extend our clients’ clinical capabilities with AMG, a nationwide clinical network of over 5,000 multi-disciplinary providers covering 50 states with 24/7/365 coverage.

Amwell exists to empower healthcare’s leading players, who have earned the deep trust of their patients and members over decades, and does not aim to compete with or replace them. We help our clients white-label and embed telehealth within their existing healthcare offerings for their patients and members. Thus we enable our provider customers to offer a seamless experience that blends online convenience when needed with in-person care by known, trusted providers as part of a complete care program that offers patients continuity of care. In this way, providers can use our telehealth platform as an effective augmentation and not a replacement of their traditional care delivery.

Our digital care solution delivers value across the healthcare ecosystem, including, for example:

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Patients needing treatment for minor conditions can be seen same day and save an average of 2.5 hours compared to office visits, while those with acute or chronic conditions can be treated in clinics or in their homes while their physicians receive expert care guidance from specialists.

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Physicians can practice medicine from home offices as well as from clinical locations, enabling them to work on flexible schedules. In more rural locations, providers can avoid significant “windshield time” spent driving among clinical outpost locations to treat patients.

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We believe health systems are able to improve clinical pathways, more effectively manage resources across their network and improve provider quality of life by allowing remote treatments. Telehealth can offer significant protection to healthcare workers through online triage and efficient patient transfers, as well as help mitigate the impact of infectious disease. Health systems are better equipped to acquire and retain customers in an increasingly competitive marketplace that demands convenient care.

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Health plans and their employer clients utilize our platform to manage healthcare costs and deliver better health outcomes by expanding their care networks to fill gaps in care, shifting care to lower-cost settings and coordinating care more effectively across underutilized resources.

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Healthcare innovator companies such as Philips, Apple, and Cerner, have used our platform to develop and deliver novel telehealth services and products. Our platform allows this ecosystem of companies to create differentiated healthcare offerings by forming unique partnerships together, further increasing the reach and integration of their products and services.

We have experienced significant growth since our inception. We derive our revenue from multiple stakeholders, including health systems, health plans, government clients and healthcare innovators. We monetize the value of our platform and services in the form of recurring platform subscription fees, usage-based clinical fees and related hardware and services fees. In 2019, 84.0% of our revenue was on a recurring basis.

Our revenue was $114.0 million and $148.9 million for the years ended December 31, 2018 and 2019, respectively, representing a year-over-year growth rate of 30.6%. We incurred net losses of $52.3 million and $88.4 million for the years ended December 31, 2018 and 2019, respectively.

Our revenue was $69.1 million and $122.3 million for the six months ended June 30, 2019 and 2020, respectively, representing a year-over-year growth rate of 77%. We incurred net losses of $41.6 million and $113.4 million for the six months ended June 30, 2019 and 2020, respectively.

Recent Developments

The COVID-19 pandemic has had a massive impact on our clients and, as a result, created significant needs and opportunities for Amwell to partner with them to help solve their most critical challenges. Key among these developments have been:

•	Significant reduction of regulatory and reimbursement barriers for telehealth, including:

•	removing the originating site restrictions for fee for service Medicare that kept telehealth confined to rural clinical facilities rather than patient homes;

•	expansion of Medicare and commercial reimbursement for telehealth often at parity with brick and mortar services, often with $0 co-pay, and;

•	easing of state licensure policies for providers, enabling more providers to serve patients in more states.

•	Rapid demand increase for on-demand remote access to providers for COVID-19 symptom assessment and referral as needed to hospital or testing facilities.

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A surge in scheduled visit volume, especially among health systems, as administrators seek to protect healthcare workers from patients who may be infected with coronavirus, and to enable patients, especially the elderly and vulnerable, to receive ongoing care for conditions not related to COVID-19, while adhering to “stay at home” orders.

As a result of these developments, for the three months ended June 30, 2020, Amwell has seen average monthly visit volumes and average monthly active providers delivering healthcare on our platform increase over 300% and 400%, respectively, versus the averages for these metrics only three months earlier for the same period ended March 31, 2020.

Moreover, utilization of our platform to deliver care during the COVID-19 crisis increased dramatically, evident by our clients’ own providers accounting for 77% of the 2.2 million total visits performed on the Amwell Platform during the three months ended June 30, 2020, versus 50% of the over 700 thousand visits for the three month period ended March 31, 2020. We view this rapid embrace of healthcare delivery by a patient’s own doctor as evidence that doctors are increasingly using telemedicine to reach their patient population, patients are amenable to receiving care by their doctor virtually, and overall, providers and patients within the Amwell ecosystem are increasingly receiving care virtually on the Amwell Platform. While the COVID-19 crisis is a unique event, we believe that utilization of the Amwell Platform will remain at higher levels after the crisis versus levels previously forecasted before the crisis.

Visits in April 2020 were as high as over 40,000 per day, versus approximately 2,900 visits per day in April 2019 and the highest daily levels only two months earlier of 5,500 in January and February 2020. In spite of average daily visits in April 2020 at 10x the volume and the number of active providers delivering care at 9x, in both cases versus April 2019, average wait times remained under 10 minutes. For additional information, see “Business—Case Studies.”

Due to the quarantine and isolation strategies employed by governmental authorities, health systems and health plans to deal with the COVID-19 pandemic, a significant portion of healthcare was forced to be delivered virtually. Our health plan and health system customers believe that overall utilization of telemedicine and care delivered virtually will continue to increase during and after the COVID-19 crisis. By partnering with our customers during the crisis, we understand the increased volume and additional types of care they intend to deliver virtually on our platform. We originally expected this increase in volume, evolution and advancement of telemedicine usage to occur over the next few years but we have now adjusted our research and development strategies to match the views of our customer partners, thus accelerating the expansion of our platform volume capacity and the development of additional functionality through new programs and modules.

Although the COVID-19 pandemic has led to the relaxation of certain regulatory and reimbursement barriers, it is uncertain how long the relaxed policies will remain in effect, and there can be no guarantee that once the COVID-19 pandemic is over that such restrictions will not be reinstated or changed in a way that adversely affects our business. For many health care companies engaging in telehealth, the most significant potential concern about returning to the status quo is that restrictions on the reimbursement of telehealth visits to Medicare beneficiaries, such as when a patient presents to a medical professional from a rural area or at a clinical site, could be re-imposed.

Currently, AMG, our affiliated provider group, does not perform these kinds of consultations. As such, all patients who experienced a first-time visit with AMG during the pandemic would be able to continue using the platform. In light of that, we do not believe that the visit volume on our platform or visit revenue will materially decrease based on a return to the status quo from a regulatory perspective. In fact, we believe that such a return would benefit us as the renewed enforcement of HIPAA regulations may force many marginal telehealth platforms out of the marketplace, thereby lessening our competition.

Our Industry Opportunities

Healthcare today is inefficient, expensive, complicated and fragmented – resulting in substantial challenges for providers, health plans, and patients. We believe telehealth is central to overcoming these key structural challenges, which include:

Solving the Access Crisis Driven by Provider Shortages and Inefficient Resource Allocation

Access to appropriate care is one of the most significant issues facing America’s healthcare system today, with shortages in primary and specialist care impacting both urban and rural communities alike. More than 80 million Americans live in primary care shortage areas and the average wait time for new patient primary care provider appointments reached 29 days in 2017 according to a Merritt Hawkins report. These extended wait times can result in adverse outcomes such as rapid declines in condition, patients foregoing necessary care or a lost opportunity for effective treatment altogether.

The access shortage is a significant issue in the case of specialty care as well. For example, there are not enough neurologists in the U.S. to meet demand, and this shortage is projected to worsen over the next several years. Transferring a patient from a local hospital to a neurologist-staffed medical facility drives up costs and often consumes the therapeutic window for effective treatment of patients with acute ischemic stroke to minimize long-term disability or avert death. In addition, according to the Merritt Hawkins report, 77% of U.S. counties reported a severe psychiatrist shortage in 2017, and the average wait time for an initial psychiatric visit in 2015 was 25 days according to a National Center for Biotechnology Information study.

This access crisis extends to both urban and rural areas, with rural communities particularly affected. The North Carolina Rural Health Research Program reports that from 2010 to 2020 more than 125 rural hospitals in 33 states have closed, with 55% of the U.S. population living designated health professional shortage areas.

These access issues are particularly exacerbated during natural disasters and adverse health events, such as the recent emergence of COVID-19. This recent pandemic illustrates how quickly local clinical resources can be overwhelmed without access to broader support across a state or nationwide basis.

Telehealth can address many of these issues. It enables the efficient allocation of primary, urgent and acute care by overcoming barriers to access. Patients are able to conveniently access care at a time that suits them without the burden of potentially long travel times. Hospitals are empowered to connect in real-time with specialists at major medical centers to help diagnose and optimize a course of treatment. For example, a remote specialist can conduct a rapid clinical assessment and make treatment recommendations to a local provider team during the critical treatment window for stroke, or a pool of behavioral health specialists can cover critical ED needs across an entire state.

Addressing Increasing Healthcare Costs for All Key Stakeholders

Healthcare expenditures in the United States more than doubled from $1.3 trillion to $3.6 trillion from 2000 to 2018 according to the Centers for Medicare and Medicaid Services (“CMS”), with increasing costs impacting individuals, employers and health systems. In 2019, the average family premium for employer health insurance was $20,576, representing a 54% increase over the last decade, according to the Kaiser Family Foundation. During the same time period, the average employee premium contribution has risen by 71% to approximately $6,015. Health systems have also faced their own challenges. According to a Navigant study, health system operating margins declined by 39% between 2015 and 2017 as margins were impacted by reimbursement pressures coupled with increases in their cost structure.

To mitigate these rising costs, telehealth can play a central role in helping the healthcare industry adapt. Telehealth visits can address the demand from health plans, health systems and consumers for cost-efficient solutions for care, in particular for low acuity episodes. For example, an Amwell urgent care telehealth visit typically costs $79 before insurance compared to the cost of an in-person Urgent Care visit of $100-$150 and an ED visit of $1,389. As a result, health plans typically offer urgent care telehealth as a covered benefit at the same or lower co-pay as office visits, while some plans may feature $0 co-pay telehealth visits. Meanwhile, health systems can also deploy telehealth to deliver operational efficiencies including better utilization of resources such as improved load balancing and distribution of care, as well as the reduction or even elimination of travel times for care providers.

In 2017, the Congressional Budget Office concluded that expanding telehealth coverage for Medicare recipients would be budget neutral for the federal government. During the COVID-19 crisis and ensuing Public Health Emergency, Congress and CMS rapidly removed regulatory barriers to delivering telehealth to Medicare fee-for-service beneficiaries, including but not limited to requirements that beneficiaries be at a medical facility located in a rural area at the time of the telehealth appointment. Although the COVID-19 pandemic has led to the relaxation of certain regulatory and reimbursement barriers, it is uncertain how long the relaxed policies will remain in effect, and there can be no guarantee that once the COVID-19 pandemic is over that such restrictions will not be reinstated or changed in a way that adversely affects our business.

Promoting Greater Coordination of Care

Over 60% of hospital revenue will come from value-based care models by 2021, according to an L.E.K. Consulting report. Value-based care reimbursement models require managing patient populations to optimize site of care, organize transitions, alleviate inappropriate utilization and minimize readmissions. Many low-cost options for patients may fail to establish the required long-term healthcare connections to enable these models. Fragmented provider ecosystems that utilize multiple third-party or in-house solutions lack integration across clinical, operational and financial workflows, which can obstruct the necessary care coordination to meet these requirements. Disorganized and confusing treatment plans combined with conflicting guidance resulting from siloed information can lead to consumer frustration and sub-optimal outcomes.

To adapt to these new innovative models of care delivery, health systems and health plans seek enterprise-wide telehealth platforms to scale across their organizations. By improving how care is coordinated both within and beyond the four walls of the traditional healthcare practice, health systems and health plans are better able to identify and close gaps in care, resulting in better outcomes. In addition, care teams who treat complex patient cases can use scheduling, multi-way video, secure messaging and warm transfer capabilities to coordinate across numerous specialties while eliminating travel for both patients and providers.

Optimizing Patient Experience to Drive Recruitment and Retention

The structural limitations of the healthcare system have not evolved to keep pace with consumer preferences for effective, convenient and transparent healthcare options. At the same time, as value-based care reimbursement models become more prevalent, the value of attracting and retaining patients is increasing. A patient’s current lifetime value to a health system is approximately $1.4 million, according to NRC Health. As a result, health systems and health plans are focused on employing technology-enabled solutions to attract patients and close gaps in clinical offerings that may result in low patient satisfaction, negative brand perception or patient leakage. Telehealth drives initial patient recruitment and converts them to longer term customers, including higher acuity healthcare services. For example, health systems use telehealth to deliver primary care online to target the 25% of adults that according to one study are without a primary care physician relationship in the United States as of 2015. We believe that access to telehealth has become an expected health plan benefit in the job market. By extending a health system or health plan’s brand beyond their traditional settings, telehealth can offer convenient and timely access through a broad range of access points, improving the ability of these stakeholders to recruit and retain their patients or members.

Our Solution

To capture these opportunities, we believe clients are seeking a comprehensive solution to support their connected care goals and consolidate unintegrated vendors and in-house designed solutions.

One Platform, Powering the Care Continuum

The Amwell Platform is a scalable, secure telehealth platform that supports a full range of telehealth functionality. The Amwell Platform consists of the Home line (provider-to-patient telehealth interactions, typically in the home) and the Hospital line (supporting provider-to-provider telehealth interactions, or provider-to-patient, typically in an inpatient or ambulatory setting). Our enterprise solution offers clients the ability to implement and quickly expand their telehealth offerings across many areas of clinical practice. Our platform is a highly configurable, white-labeled infrastructure that enables clients to deliver telehealth under their own brands and with their own providers. We offer a full range of management software, clinical workflows, CarepointTM hardware and system integrations to deliver care across many modalities, including video, phone and secure messaging. Our platform is designed to support the continuum of care by offering the specific workflows and device solutions needed to deliver this care.

Our open architecture allows the Amwell Platform to connect to existing systems, devices and access endpoints and to embed telehealth into our clients’ workflows. Our SDKs enable access to a broad set of APIs to offer clients the ability to integrate, embed and customize telehealth across their digital domains, including:

•	Patient access points such as white-labeled web and mobile apps, 24-hour nurse and customer support lines and customer applications, such as patient or member “digital front doors”;

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Provider access points, such as EHR systems, including Cerner, Epic and more. Clinicians can launch telehealth visits from within their EHRs, add records of new patients acquired via telehealth and share consult data through our bidirectional integrations; and

•	Administrative functions such as enrollment, clinical management, payment, eligibility and claims administration, e-prescribing, follow-up and data interchange.

The Amwell Platform is designed to quickly launch and remotely implement telehealth offerings for our clients and grow with them as they broaden their digital offerings through additional modules for a wide variety of use cases. Health systems typically begin with either urgent care or an acute use case, such as telestroke or telepsychiatry, and subsequently add modules for areas such as scheduled specialty follow-up visits, virtual rounding, school-based services and more. Health plans typically begin with an urgent care service and later add behavioral health or other services designed to support the needs of their employer clients, such as breastfeeding support, EAP therapy or nutrition services. In emergency situations, such as natural disasters or the recent

COVID-19 pandemic, our clients can start new practices and see patients using our telehealth solution in a matter of days.

We have designed the Amwell Platform to be intuitive and convenient for both patients and providers:

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Patients—For patient-initiated on-demand visits, patients can either choose a specific provider or elect to see the next available physician. For scheduled visits, patients are guided through pre-visit readiness assessments and reminded to log in at the time of the visit. In addition, patients can enroll themselves and their dependents, enter their medical history, check insurance coverage and select video or phone visits. Post visit, patients can access their visit record or share it with other providers in their care team. The Amwell Platform is rated an average of 4.8 out of 5 stars by patients on all health system and health plan platforms, as well as our direct-to-consumer platform, and has achieved an average NPS score of 56 across our clients’ various branded services for the full-year period ended December 31, 2019.

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Providers—The Amwell Platform is designed to deliver an easy-to-use provider experience via web or mobile application. Providers access familiar workflows for taking notes, prescribing, referencing clinical treatment guidelines and alerts for gaps in care or referral protocols. Importantly, many of our modules can be initiated directly from within a provider’s EHR system, creating a seamless experience and reducing redundant data entry.

Carepoints Enable a Variety of Clinical Settings

Patients and members access our platform through a wide variety of Carepoints. These Carepoints include not only patient and provider supplied devices for app-based access over web, mobile and phone, but also a full range of purpose-built devices for use in clinical settings. Our proprietary cart-based and kiosk Carepoints enable providers to deliver digital care into clinical care locations, such as the ED and clinics, as well as into community settings such as retail stores, community centers, employer sites, skilled nursing facilities and schools. These devices are built to rigorous safety and clinical standards and have advanced features including far-end camera controls, fleet monitoring and connectivity to a variety of diagnostic scopes and examination tools. We are also developing home-based and hospital-based Carepoints that easily connect to existing TVs to deliver digital health services at home or in the hospital room. Our Carepoints support a range of modalities including multi-way video, phone connectivity and secure messaging to bring care teams to patients and members in the most efficient way possible.

In addition to our 150 health system clients who have purchased the Amwell Platform, we have sold our Carepoints to 300 additional health systems independent of the platform. We believe there is an opportunity to upsell the Amwell Platform into our Carepoint-only customers.

Value-Added Services

We offer a full suite of paid, supporting services to our clients to enable their telehealth offerings. AMG is a 24/7/365 nationwide provider group with care capabilities that have been accredited with NCQA and URAC Telehealth Accreditation Program. AMG employs more than 5,000 providers across primary and urgent care, behavioral health therapy, acute psychiatry, lactation counseling and nutrition to provide licensed, reimbursable medical staffing for digital care delivery to our clients. Clients can utilize AMG for staffing needs where they either do not employ full-time physicians, or as a bridge to facilitate the adoption of their telehealth programs among their own physicians over time. AMG can be used to augment provider capacity during nights, weekends or times of high demand, fill gaps in specialist coverage in acute hospital settings and enables expanded geographic coverage in cases where state-level licensing requirements restrict the ability of our clients’ own physicians to treat patients outside of their own geographic locations. Additionally, we provide professional services to facilitate telehealth implementation, workflow design, systems integration and service expansion. To help our clients promote adoption and utilization, we offer highly effective patient and provider engagement services through our internal digital engagement agency.

Our Value Proposition

We provide differentiated value to our clients by enabling them to deepen their relationships with new and existing patients, members and employees through improved care access, cost and quality:

For Health Systems

We enable the telehealth services of 150 of the nation’s largest health systems, encompassing more than 2,000 hospitals. In addition, we support nurse and onsite clinic providers, skilled nursing facilities, schools and post-acute care centers. Health systems typically use their Amwell Platform to:

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Attract and retain patients—Competition for new patients is increasing. The Amwell Platform empowers our health system clients to deliver convenient, mobile, digital access for their patients to high quality care in the right place at the right time, improving their ability to attract patients. Health systems must also retain patients to maximize revenue and demonstrate value to health plan partners. Our hospital-branded telehealth programs improve the ability of a health system to engage with patients with specialty care across a wider geographic area than their brick and mortar footprint, thereby avoiding them leaking to alternate sites of care, such as retail or urgent care.

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Improve care delivery—Amwell enables our provider clients to offer more timely and appropriate access to care by balancing provider supply with demand and maintaining engagement with patients across their entire system. Our clients are able to treat patients in a low-cost, most clinically appropriate setting. For example, a pool of telehealth-enabled neurologists can intervene in critical cases across a network instead of one facility. These rapid interventions can significantly improve care outcomes in clinical services such as telestroke by bringing this care directly into EDs via our Carepoints. AMG can also complement our providers’ existing telehealth offerings with flexible staffing solutions, after hours availability, inter-state reach and access to needed specialists.

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Mobilize care in times of need—Our digital care distribution platform offers important benefits to health system clients during periods of increased demand, such as natural disasters or disease epidemics. During the recent COVID-19 pandemic, the Amwell Platform allowed our clients’ physicians to treat patients remotely, triaging cases and helping to curb the spread of infection by reducing the need for unnecessary physical interactions. As health systems needed more providers, AMG was rapidly deployed in our clients’ existing telehealth programs to expand nationwide capacity and reach.

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Directly integrate and embed within the EHR and clinical workflows—Amwell may be embedded directly into the EHR and clinical workflows, improving the overall provider and patient experience. During such a visit, the patient’s full medical history is available to the provider via the EHR, improving the provider’s ability to diagnose and treat the patient. Video consults can be launched directly from the EHR and telehealth consultation records are automatically synched with the EHR. Patients can also launch visits directly from “digital front door” care portals for a consistent experience. These integrations support clinical quality, care continuity and accountability and reduce administrative burdens.

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Improve provider experience—Over 50,000 of our clients’ own providers are active on the Amwell Platform. We deliver user-friendly technology to improve telehealth adoption. We believe health systems use our tools to attract and retain provider talent by enabling them to practice at the top of their license and by improving the work/life balance of their care providers.

For Health Plans

We power the digital care programs of 55 health plans whose clients include over 36,000 employers and who represent more than 80 million covered lives. Health plans use their Amwell Platform to:

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Attract and retain employers and members—Our white-labeled telehealth infrastructure allows health plan clients to offer embedded telehealth solutions into their existing member-facing programs for a differentiated customer experience. Health plans choose programs specific to the needs of their individual populations at implementation and add new programs over time. By offering an integrated, customized telehealth offering, we believe health plans are better able to attract and retain employers and members.

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Deliver greater access, cost savings and improve health outcomes—Health plan members have access to timely and effective care when and where they need it. Health plan clients can offer targeted programs such as sleep management, smoking cessation or counseling to specific populations to efficiently manage healthcare costs. By integrating with health plan claims and gaps in care data, we can also help health plans more accurately assess patient risk, prompt providers at the time of care and address care gaps with patients.

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Utilize existing in-network providers more effectively—We help health plans bring existing in-network providers and member-facing services on to their telehealth programs to improve care access. Our tools enable automated provider enrollment for rapid provider background checks and credentialing. These integrated provider networks extend the reach of care and help health plans achieve better outcomes at reduced costs for their members.

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Optimize provider network design—Health plan clients can leverage telehealth to meet adequacy requirements for government programs, such as Medicare and Medicaid, while also supporting other health plan models, such as narrow network programs that have smaller pools of affiliated providers. When needed we supplement health plan provider networks with additional services via AMG as well as the ability to create unique partnerships across the existing provider ecosystem on our platform.

•	Enable innovative care delivery models—Our technology platform enables health plan clients to deliver innovative care models focused on effective care coordination. Amwell is developing a digital tools program to deliver specific care workflow solutions in areas such as digital primary care, providing health plans with the ability to serve sub-segments of their member populations. This digital tools program supports AI-enabled patient triage and tools to create Centers of Excellence within health plans, allowing them to present their best performing providers as a channel for referrals.

Healthcare Innovators

Amwell partners with healthcare innovators to design, develop and deliver new services and products over our Amwell Platform. We work with remote monitoring device makers, such as Philips, to deliver targeted programs for chronic disease management and sleep therapy. Our partnership with TytoCare powers an affordable home kit for patient-driven medical exams as part of a primary or urgent care visit. We also supported the Apple Heart Study conducted by Stanford University and published in the New England Journal of Medicine. The Apple Heart Study was the largest clinical trial ever conducted, with over 400,000 consumers sharing Apple Watch heart rate data to detect atrial fibrillation which AMG physicians would follow up and then refer patients to emergency care as needed. We believe the flexibility of the Amwell Platform enables healthcare innovators to rethink healthcare and improve outcomes for patients. While innovators accounted for less than 10% of our revenue in 2019 and therefore are not material to our overall results, we intend to further develop our relationships with innovators over time as an important part of our strategy.

The Power of Our Connected Exchange Ecosystem

Our Amwell Platform enables our individual client platforms to interconnect across the platform and benefit from shared clinical services or programs offered by another client on the Amwell “Exchange™”. A few of our clients have begun to use this capability. For example, Anthem distributes Cleveland Clinic services across several states, while Nemours offers its pediatric specialties nationwide. We also have health system clients developing digital programs to address diabetes and oncology needs. We believe that the value of the Amwell ecosystem grows for all clients as new clients join in, enabling healthcare’s leading brands to distribute these programs and services and leading to the creation of Centers of Excellence on the Amwell Platform.

Our Market Opportunity

Core U.S. Digital Care Market

We believe the annual total addressable market for our solutions is substantial and increasing. We estimate the current subscription revenue market opportunity for health plan and health system customers to be approximately $8.7 billion and $3.7 billion, respectively. Subscription revenue consists of all platform-related fees for a health plan or health system including subscription licenses, per member per month (“PMPM”) charges, fees related to software modules or clinical programs, and overage charges. There are over 290 million lives enrolled in insurance plans that we have identified as potential subscribers to our platform. We have also identified 802 health systems who would potentially benefit from the Amwell Platform. For AMG, we estimate the urgent care visit revenue market opportunity to be approximately $18.2 billion. According to a 2016 report from the Centers for Disease Control, there are approximately 883 million ambulatory care visits in the United States per year. We believe that 35% of these visits could be treated through telehealth, representing over 309 million telehealth visits annually. We estimate the telepsychiatry visit revenue market opportunity for AMG to be approximately $3.9 billion. The CDC reports annual ED visits of 139 million in the United States, of which, according to a study by USC in 2019, 10% relate to psychiatric and mental health complaints that we believe could be addressed through telehealth visits.

Additional Digital Care Market Opportunities

We intend to grow our addressable market through continued expansion into market adjacencies that we believe represent a significant opportunity to serve millions of additional potential patients and members.

•	Medicare and Medicaid—There are 60 million Medicare enrollees today. Recent legislation such as the CONNECT Health Act of 2019 and the Mental Health Telemedicine Expansion, as well as recent regulatory developments related to the COVID-19 pandemic, such as (i) reimbursement at parity; (ii) removal of “originating site” restrictions for telehealth patients, and (iii) easing of geographic licensing restrictions for clinicians; create the potential for much broader Medicare and Medicaid reimbursement for digital care. Home dialysis, stroke-related digital care, mental health and telehealth as a basic benefit for Medicare Advantage patients all represent areas of potential reimbursement expansion.

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Government—Government clients represent an addressable market that includes multiple state and federal agencies and departments. We believe significant growth opportunities exist across the Military Health System and the Defense Health Agency which provide care for over 9.4 million beneficiaries. Amwell has already deployed a program with the Defense Health Agency at Naval Hospital Jacksonville.

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International—We have deployed our platform internationally and enabled some of our U.S.-based clients to expand their capabilities globally. Meuhedet, the third largest HMO in Israel, leverages the Amwell Platform to transform healthcare delivery with its more than one million members. Meuhedet offers a hybrid plan: many Meuhedet providers are available via telehealth and patients start with our digital tools program – dramatically lowering facilities costs and improving patient convenience. We believe there is significant international opportunity for telehealth and we intend to assess specific opportunities through our strategic investors, such as Fosun in China and Allianz in Europe.

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Clinical Partnerships—Our partnership with Cleveland Clinic powers a first-of-its-kind initiative to drive clinical innovation and new care delivery options in close partnership with leading providers. This joint venture has launched with a Second Opinion service that connects patients and their local providers with Cleveland Clinic specialists; and could expand to other health systems, each contributing insight into new telehealth programs, capabilities and technology. We believe these partnerships enable Amwell to lead telehealth innovation.

Our Competitive Strengths

Enabling Our Clients to Deliver the Continuum of Care

Our platform enables our clients to utilize their own provider networks to digitally distribute treatment to their patients and members across the continuum of care. This capability was demonstrated most clearly during the recent COVID-19 crisis, when our health system and health plan clients were able to deploy tens of thousands of their own providers onto their telehealth platforms. As of June 30, 2020, over 50,000 of our clients’ own providers address their patients’ needs, from primary care, the management of chronic care and specialist visits. We offer provider training, outreach and success services to drive increased patient acquisition and retention, appropriate utilization and better outcomes. We believe our ability to provide our clients with a platform that allows them to utilize their own trusted providers and networks differentiates us within our industry.

Flexible and Scalable Suite of Solutions

Our scalable platform allows us to grow with the digital care delivery needs of our clients. Most clients start by providing a single use case, such as urgent care, or start with a subset of their members or patients, such as employer administrative services. As our clients expand their digital care delivery solutions, they can add modules that support additional specialists or specific use cases across broader patient and/or member populations. Our products are currently available in more than 40 modules or programs that offer the necessary workflows to deliver care across over 100 individual use cases with a consistent look and feel for each client. In addition to clients increasing their telemedicine use cases over time, they tend to expand their use of Carepoints including our proprietary high-acuity carts and kiosks as well as consumer devices. As we expand our capabilities, our module, program and Carepoint-based approach allows us to partner with clients that are new to telehealth as well as with rapidly expanding telehealth market leaders.

Client-Branded, Embedded Digital Experiences

Our configurable Amwell Platform and its associated SDKs and APIs encourages our clients to white-label and deploy telehealth programs under their own brands, unlike other telehealth players who promote programs under their own names. Our differentiated approach empowers our clients to advance the look, feel and trust associated with their market-leading brands while we provide the core technology and clinical support to enable quality patient and member care. We are aligned with clients and partner to build tailored digital care distribution programs instead of competing with them for their patients.

Platform Integration That Provides for the Efficient Delivery of Digital Care

We enable digital care distribution to be integrated into existing care pathways and workflows rather than as a separate experience. Our proprietary SDKs, APIs and system integrations enable clients to embed telehealth into existing workflows utilized by providers and patients, while minimizing the administrative needs of our health system and health plan clients. Our platform is provided directly within or synchronized with our providers’ EHR systems, including Cerner and Epic, as well as through the mobile apps, 24-hour nurse and customer support lines and “digital front doors” that patients and members access. We also integrate with back end systems to streamline administrative functions such as enrollment, clinical management, payment, claims administration, e-prescribing, follow-up and data interchanges such as PACS systems. For our clients, this functionality eases administrative burdens and supports physician workflows. For patients and members, our embedded functionality simplifies digital care delivery directly into the portals and systems those individuals are already utilizing. Through our integration capabilities, we promote customer retention and encourage expanding digital care applications across additional use cases.

Connected Ecosystem of Health Systems, Health Plans and Innovators

We partner with many of the world’s largest and most trusted health systems, health plans and healthcare innovators. Our broad range of connected healthcare providers is attractive to health plans seeking to expand their care networks, while health systems are drawn to a network with a large number of health plans that allows for the possibility to extend their services through the digital distribution of their care. Our ecosystem benefits from scale in our client base across each stakeholder vertical. For example, we currently work with 30 of the 36 Blue plans nationally, who benefited as we added more of their cohort and allowed members with Blue cards to seamlessly access digitally distributed care outside the geography of their individual Blue plan. Our ecosystem is also strengthened by the experience gained from supporting early telehealth adopters at nationally recognized health systems and our partnerships with innovators, such as Philips and TytoCare, which bring new services and capabilities to the Amwell Platform. Finally, the breadth of our ecosystem has enabled a deep understanding of health system and health plan workflows and reimbursement arrangements between our clients, allowing us to tailor our capabilities to their needs.

Access to Scalable, On-Demand Medical Services to Help Support Our Clients’ Digital Care Solutions

As part of our mission to enable digital care distribution, we offer our clients a medical staffing solution for digital health services through AMG, representing over 5,000 multi-disciplinary providers with 24/7/365 coverage across 50 states, that integrates with and extends their existing care capabilities. Our recent acquisition of Aligned Telehealth Inc. (the “Aligned Acquisition”) bolstered our roster to now include over 600 behavioral health providers, strengthening the network we are able to offer our customers. For health plans, AMG provides essential nationwide clinical coverage for members across a broad range of specialties. For health systems, most require clinical support for their initial programs and then transition to weekend or evening coverage as their providers come onboard. Even as health systems fully staff local coverage, AMG enables them to offer coverage whenever their patients need care outside their home state. During natural disasters or emergent health events such as the COVID-19 pandemic, our affiliated provider network can quickly augment staffing needs. By delivering access to on-demand medical staffing, we believe we bring trust and stability to our clients’ digital care delivery solutions.

Experienced Management

Our management team has extensive operational experience in healthcare, technology and services. Our co-founders are experienced entrepreneurs with a proven track record of successfully founding, growing and leading multiple companies. Our executive leadership team has an average of 20 years of experience, including several executives who have been innovators in telehealth over the past decade. We believe our management team’s extensive business experience, along with the backing of key strategic healthcare investors, sets Amwell apart in the industry.

Our Growth Strategies

Drive Greater Adoption with our Existing Clients

We intend to continue to drive greater adoption among existing clients in four ways:

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Expanding the populations to which they offer services—Health plans may begin by offering telehealth to a subset of their total membership and over time expand to more members. Health systems may start with a single hospital or region and then expand system wide.

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Increasing adoption within existing populations—We see significant increases in utilization among clients as providers and patients have become more aware of and comfortable with telehealth, and as clients have embedded digital care more fully into their operations. We use targeted patient and provider engagement campaigns, best practices training as well as operational support to further drive an increase in usage across our platform.

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Adding new modules and programs—Most clients begin with one or two use cases for telehealth, but then expand into additional clinical areas. For health plans, additional programs are typically focused around the needs of employer clients and are increasingly driven by Medicare Advantage and Managed Medicaid business. For health systems, additional modules typically include a range of specialty care use cases across the care continuum. We intend to continue to promote the expansion of programs and modules with our client base.

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Expanding their Carepoints—Clients typically increase the number of Carepoints over time, as they penetrate additional locations and expand their own network of digital care delivery. As the number of Carepoints rise, utilization goes up and our clients recognize additional value. Many of our clients have begun deploying programs that bring care into schools, employer sites, community centers, satellite clinical locations, nursing facilities and affiliated provider offices using our kiosk and cart-based Carepoints. We intend to continue to promote our proprietary Carepoints across our client base and believe that new Carepoint offerings such as our planned home and hospital TV solutions will further expand usage of our platform.

Increase Penetration by Adding New Clients within our Core Verticals

While we already partner with many of the largest health systems and health plans in the United States, there is still significant white space to add additional customer relationships. For example, through our more than 55 health plan clients, Amwell-enabled telehealth is a covered benefit to approximately 50% of the US commercially insured population, providing significant opportunity to expand our reach. Additionally, Medicare and Medicaid programs provide a significant growth opportunity as they continue to expand telehealth as a reimbursable service across use cases, including as a result of recent waivers of telehealth restrictions by the Centers for Medicare and Medicaid Services in response to the COVID-19 pandemic. We expect to obtain an Authority to Operate within the Department of Defense’s health services which will provide additional entry points into government health services, where we believe there is a significant opportunity for growth. We continue to invest in our direct sales force and channel management capabilities to support growth and client support. We believe we have the scale, differentiated platform and client proof points necessary to drive expansion within our markets.

Invest in Platform to Continue to Expand Capabilities

We continue to invest in the Amwell Platform to develop new technologies, products, modules/programs and capabilities that meet the broadening needs of our clients. We also partner with our clients and other stakeholders to build new features, modules and programs that are configured to support their workflows and additional clinical use cases. This includes the ongoing development of our digital tools program capabilities, which allow our clients to design new healthcare protocols by combining brick and mortar services with digital healthcare delivery in areas such as primary or cancer care. We plan to expand the reach of our digital platform into new areas by investing in new technologies. For example, our planned home and hospital TV Carepoint hardware solution will allow patients to access digital health services at home or in their hospital room via TVs. We are investing in AI technology that is designed to help expand patient engagement while improving efficiencies and reducing the cost of care. The first example of this AI deployment occurred during the COVID-19 crisis, when we launched “Ami,” an AI-based COVID-19 triage chatbot tool. Ami can be configured for use with other medical conditions and assessments. Continued investment in interoperability including remote patient monitoring, advanced analytics and lab services as well as the home delivery of pharmaceuticals is expected to allow us to expand use cases.

Increase Partnerships with Innovators to Better Enable the Digital Care Capabilities of our Clients

Our investments in interoperability with other technologies have allowed us to partner with innovative companies to develop unique products and services. Our current strategic partnership with Cerner, as well as relationships with Epic and other EHR providers, allows our services to be accessed directly through EHR interfaces and thereby drive value for our clients through streamlined provider workflow and ease of use in digital care delivery. We recently developed a telehealth sleep program with Philips allowing for the remote diagnosis and treatment of various common sleep disorders. We have recently launched Second Opinion services through our Cleveland Clinic joint venture. We believe these partnerships will differentiate our offering and add new capabilities to drive demand and add value for our clients.

Expand into International Markets

The need for the digital transformation of care delivery is global. As regulatory and reimbursement systems around the world evolve, we see a significant opportunity to expand internationally. We signed our first major international client in 2017 when Meuhedet Health Services, a leading Israeli Health Maintenance Organization with 1.2 million covered lives, joined our platform. Meuhedet’s telehealth program, launched in 2019, created Israel’s first “Hybrid HMO” using telehealth as the first line of contact for plan members for seamless care delivery and reduced facilities costs for Meuhedet. Our acquisition of Avizia in 2018 also brought an international footprint in telehealth Carepoint carts that we continue to grow. We are also exploring joint international offerings with existing partners such as Philips and Cerner as well as with strategic investors such as Fosun and Allianz. Our international expansion strategy will center on existing health system and innovator partnerships with strong global ties or local players who can provide complementary local market provider and consumer access.

Selectively Pursue Acquisitions

Our comprehensive platform enables us to selectively pursue strategic and complementary assets to support our clients’ needs. We have a track record of successfully identifying and integrating acquisitions. The acquisition of Avizia in 2018 expanded our high-acuity care services and our hospital and Carepoint offerings. The Aligned Acquisition in 2019 expanded the number of behavioral health providers available in AMG and enhanced our ability to offer behavioral health resources and programs. Our strong culture and history of working across multiple offices and integrating technologies enables us to quickly integrate and deliver new consolidated offerings to our client base. We intend to continue to complement our strong organic growth opportunities by evaluating the acquisition of complementary products and services that will enhance our current offering.

Our Products

The primary product we sell is access to the Amwell Platform via recurring subscriptions. We sell additional telehealth-related services and solutions via configurable modules and programs, hardware Carepoints and services, including implementation, engagement, cart fleet management and integration. These additional services can be added to any base platform subscription. We also sell access to practices services through AMG, our affiliated medical group that provides clinical services on a fee-for-service basis, on the Amwell platform and through our direct-to-consumer app.

Primary Product

Amwell Platform

The Amwell Platform is designed for use by our health plans and health system clients with multiple clinical use cases who wish to benefit from our advanced branding, configuration, and integration capabilities. We host a dedicated instance of our telehealth platform, white-labeled under the client’s own name and branding. The Amwell Platform consists of the Home line (provider-to-patient telehealth interactions, typically in the home) and the Hospital line (supporting provider-to-provider telehealth interactions, or provider-to-patient, typically in an inpatient or ambulatory setting). The Amwell Platform includes highly configurable patient- and provider-facing functionality, as well as powerful and flexible data and EHR integration capabilities, including APIs, web services and the optional use of our SDKs to fully customize the telehealth experience. Visits on the Amwell Platform can be fulfilled by the client’s own providers, AMG, or a combination of both as prioritized by client-driven rules. Sales of subscriptions (inclusive of modules) to the Amwell Platform represented 60.7% and 56.2% of our revenue for the year ended December 31, 2018 and 2019, respectively, and 56.3% and 37.8% for the six months ended June 30, 2019 and 2020, respectively.

Additional Products

Modules and Programs

Health system modules are packages of workflows, best practices, features and services that support specific telehealth use cases such as urgent care, specialty follow ups, or telestroke for health systems. Health plan programs are packages of best practices, features and services that support specific use cases such as urgent care or behavioral health for health plans. These modules and programs include an annual license, clinical services access, unique program design and configuration, supporting engagement services and detailed reporting. They are designed to drive visits for clients by drawing upon Amwell’s expertise in working with many clients across the health system and health plan space. Sales of modules and programs are included in subscription fees for the Amwell Platform.

Hardware Carepoints

Carepoints are access points through which users can engage with our platform, and include our Telemedicine Carts and Kiosk products. Hardware Carepoints operate through the use of our software (e.g., C250 carts or Kiosks) or through phone or session initiated protocol (“SIP”) functionality (e.g., C760 carts) and clients can either purchase the hardware or choose a hardware as a service model. These hardware Carepoints are purpose-built and include far-end camera control, screensharing and other capabilities. In addition, our Kiosks serve consumer on-demand visits, with the K20 a desktop model, K30 a console and K40 an enclosed kiosk. Our Carts serve provider-to-provider visits, with the C250 Amwell software enabled, C750 Polycom-codec based and C760 Cisco-codec based. Sales of hardware Carepoints represented 4.9% and 4.9% of our revenue for the year ended December 31, 2018 and 2019, respectively, and 4.7% and 5.9% for the six months ended June 30, 2019 and 2020, respectively.

Services

We offer a variety of value-added services that enhance our offerings on both the Home and Hospital lines of our platform. These services include: engagement, implementation, technical and integration, SDK development, cart fleet management, grants support, customer support, and white glove support. For additional information, see “—Value-Added Services” below. Sales of additional services represented 11.1% and 11.6% of our revenue for the year ended December 31, 2018 and 2019, respectively, and 12.2% and 5.2% for the six months ended June 30, 2019 and 2020, respectively.

Clinical Staffing Services

We offer a full suite of paid, supporting services to our clients to enable their telehealth offerings. AMG is a 24/7/365 nationwide provider group with care capabilities that have been accredited with NCQA and URAC Telehealth Accreditation Program. AMG employs more than 5,000 providers across primary and urgent care, behavioral health therapy, acute psychiatry, lactation counseling and nutrition to provide licensed, reimbursable medical staffing for digital care delivery to our clients. Clients can utilize AMG for staffing needs where they either do not employ full-time physicians, or as a bridge to facilitate the adoption of their telehealth programs among their own physicians over time. AMG can be used to augment provider capacity during nights, weekends or times of high demand, fill gaps in specialist coverage in acute hospital settings and enables expanded geographic coverage in cases where state-level licensing requirements restrict the ability of our clients’ own physicians to treat patients outside of their own geographic locations. Visits represented 23.3% and 27.3% of our revenue for the year ended December 31, 2018 and 2019, respectively, and 26.8% and 51.1% for the six months ended June 30, 2019 and 2020, respectively. In addition, Asana Medical Technologies provides scheduled and on-demand telepsychiatry consultations in support of our health system clients.

Amwell Practice

Clients can purchase a co-branded telehealth practice hosted on our Amwell Platform. Customization and integration capabilities enable clients to configure their individual practice-related clinical services, limited workflows, pricing rules, and basic logo and display branding. An Amwell Practice can be staffed by a client’s own providers, our affiliated provider group, AMG, or a combination of both. Amwell Practices are sold for individual telehealth use cases, and thus are typically selected by employer clients, individual providers or provider groups, and smaller health plans getting started with telehealth. Amwell Practice revenues are included in subscription fees for the Amwell Platform.

Amwell DTC

We offer direct-to-consumer telehealth visits on a fee-for-service basis via our own Amwell-branded website or corresponding Apple iOS/Android OS mobile app. We offer urgent care, behavioral health, and other specialty visits staffed by more than 5,000 AMG providers. Amwell DTC revenues are included in subscription fees for the Amwell Platform.

Our Technology and Operations

Regardless of access modality, our technology platform is designed to provide superior patient and provider experiences, encompassing the complete end-to-end telehealth visit. Our backend architecture also supports security, data exchange, integration with EHRs, other data repositories and third-party devices. Finally, we offer a portfolio of services to our clients to support their telehealth platform.

Amwell Home Line

Multiple Digital Practices

Care is organized into online practices, analogous to a multi-specialty hospital building, allowing patients to choose from a variety of clinical offerings, ranging from primary to specialty care and from wellness to disease.

Practices can be organized by clinical specialty (including primary care, behavioral health, nutrition, cardiology), by disease state (including diabetes, asthma, hypertension) or by program type (including smoking cessation, weight loss, addiction therapy). Each practice typically represents a distinct clinical use case with its own associated client branding, patient workflows, associated providers, eligibility, and pricing.

Flexible Access to Care

Patients can access clinical services anytime, anywhere, from their smartphones, tablets or computers. We support all major web browsers and both iOS and Android mobile devices. Clients can choose to configure our white-labeled web and mobile app experiences with their own branding or use our patient SDK to embed our telehealth functionality in their own existing web and mobile experiences.

When a video connection is inappropriate or otherwise not possible, a voice-only phone visit can be substituted, though clinical best practice favors video. Consumers can also access care through our line of client-branded telehealth carts and kiosks, which function as fixed access points equipped with dedicated medical-grade diagnostic devices.

Emphasis on the Consumer Experience

Regardless of access technology, the consumer experience is designed to be consistently easy-to-use, convenient, personal, and private. We use the latest web and mobile technologies and user interface design principles to create an intuitive experience that is easy to navigate and requires no user manual or advance training.

We enable patients to choose the practice they wish to visit, the provider they prefer to see, and the pharmacy where they intend to pick up potential prescriptions. Just like in a physical visit, patients enter their chief complaint and associated symptoms, register or update their medical history, allergies, and medications, provide relevant insurance and payment information as appropriate, and conclude by consenting to share their personal health record. Patients may also import clinical data and biometrics via Apple HealthKit.

The telehealth visit itself is delivered by the provider over high definition video using proprietary technology that adapts real-time to available bandwidth. The image is high definition via WiFi or 4G, yet still usable over 3G. Patients can see and talk live to the provider while also chatting on their computer screen if they so choose. Providers can review the patient’s clinical information, answer questions, document the visit, and, as appropriate, diagnose and electronically prescribe therapy. At the conclusion of each visit, patients are asked to rate the provider and the experience and are afforded the opportunity to answer a few custom questions. The visit summary is available anytime for patient download or secure email to another designated provider.

On-Demand and Scheduled Visits

For urgent care and walk-in clinic type use cases, patients can seek care on-demand whenever coverage is available (typically 24/7 for urgent care). They can choose either to see the next available provider or to select a specific provider from among those currently practicing online. If a provider is busy seeing other patients, the patient can choose to wait in queue.

For non-urgent cases and for continuity of care, including most specialty care, patients can choose scheduled appointments. Appointments can either be self-scheduled by patients or scheduled on their behalf by an administrator or provider. Provider availability can be synchronized with a client’s master EHR schedule using our scheduling API, eliminating the need for duplicate and potentially conflicting scheduling systems for physical and online appointments.

Alternatively, our “Amwell Now” functionality allows providers to initiate both scheduled and on-demand visits by sending an email or text message invitation. Visit requests can also be triggered automatically by client-

configured analytics and alarms using our Telehealth Now web service. Within a few clicks, patients go from email to live video visit, without ever having to manually register or download any software. This provider-initiated visit functionality is useful for both follow-up and more general population health and care management programs.

Multi-Way Collaborative Care

Our multi-way video functionality allows the patient and primary provider to each invite via email up to four guests to participate in the telehealth visit. Patients may choose to invite a remote spouse, parent, adult child or other caregiver. Providers may choose to invite a peer, a specialist, another care team member, or a translator. Multi-way visits can also be used for group therapy and training. After clicking on the email invite, the participants are simultaneously displayed in a grid of live video allowing everyone to actively discuss and collaborate.

Web or Mobile Provider Access

Providers serving patients in the Home Line can see patients via a range of access Carepoints, including computer, tablet, and mobile phones. The key elements of a physical office are available at their fingertips, including appointment calendar, online waiting room, past visit history, clinical documentation tools, e-prescription, billing and coding, and task lists. Alternatively, provider access can be embedded directly into the traditional EHR user interface and workflow. Our flexible access functionality allows providers to see patients wherever they are practicing, whether at the office or remotely. Through our “provider global home” feature, providers can simultaneously declare their availability, display their services, and aggregate patients into a single online waiting room spanning multiple client platforms using our exchange functionality. This demand aggregation functionality allows providers to log in only once and maintain a single waiting room queue, regardless of where the patient originates.

Insight Tools

Our teleprompter-like “Insight” functionality allows relevant patient medical history, alerts, gaps-in-care, and clinical protocols to be imported from a client’s existing information systems and displayed to the provider at the point of care. Using our data integration APIs, providers can document either via our telehealth provider interface or in their own native EHR. When we integrate fully with another EHR, we read in data from the master EHR and write back changes, only storing locally generated data on our system for auditing purposes. When there is no integrated master EHR, our platform assumes the role of maintaining the relevant health record. Data and notes from a telehealth visit can be sent to other providers via secure email or exported back to the EHR of record in the form of a standard Continuity of Care Record (“CCR”) or Continuity of Care Document (“CCD”) data.

Physician Brokerage and Utilization Efficiency

Our patented, real-time brokerage engine matches each patient with the list of available and eligible providers, based on licensing requirements and client-configurable clinical, business and regulatory rules. In this way, we are distinguished from other “callback” models where provider choice is much more limited and is unable to occur real-time.

Our “Ask-Me” provider availability functionality allows providers to declare their potential availability to see patients. When patients seek services, one or more potentially available providers are digitally paged or notified based on client-configurable business rules. The first provider to accept the visit request is assigned the patient. Together these matching technologies ensure the most efficient use of available providers, allowing even busy clinicians to schedule in telehealth patients between physical appointments, after hours, or in place of no-shows and cancellations.

Amwell Hospital Line

The Amwell Hospital Line offers hospital-based care teams everything they need to conduct provider-to provider Acute Care consults in an efficient, scalable and easy to use experience accessed via web, mobile apps and proprietary hardware Carepoints. The clinician portal is a browser-based solution for providers and administrators, while the Touchpoint mobile app facilitates coordination for providers and care team members on iOS and Android devices. Regardless of location, care teams can review requests, communicate with others, and join a video call to deliver timely and effective care.

Workflows

Amwell Hospital Line offers configurable, specialty-specific software workflows to enable rapid and effective response to Acute Care needs, in accordance with a hospital’s care policies. As part of the implementation process, an Amwell team will understand current and desired workflows and configure the system to meet the needs of a particular administrative staff and care team.

Call Calendar for Each Workflow

The Call Calendar function within Amwell Hospital allows a hospital team to manage the on-call schedules of its clinicians, and create an individual or a bulk schedule, making it easy to manage daily, weekly or monthly clinician assignments. The Call Calendar also allows a hospital team to quickly identify and contact clinicians who are on-call. Clinicians can also manage their own availability and set preferred on-call contact methods.

Initiate a Case

Modules within Amwell Hospital Line enable staff members to quickly and easily initiate a “case” for Acute Care telehealth. Staff coordinators can clearly see and manage the total case queue and assign available providers to a case. Workflow configuration can be set up to allow a coordinator to manage case assignments or to enable providers to assign themselves to cases.

Case Alerts and Notification Preferences (SMS, Email, Pager)

The Amwell Hospital Line allows providers to manage both contact preferences and notification preferences. Providers may receive notifications via text message, email or SMS based pager. These alert tools are also accessible for administrators, which provides flexibility for managing providers’ needs.

Case Escalation

Amwell Hospital Case escalations can be configured to ensure that health system patients are cared for in a timely manner. Escalation notifications can be set up to go to specific roles, care team members or on-call providers based on their on-call priority. When used in tandem with the Call Calendar, primary, secondary and even tertiary contacts for escalation can be configured. For example, when a new case is added for a particular workflow, the first on-call clinician receives an alert according to their preferred contact method. If that provider doesn’t respond within the configured time frame, the second contact is notified.

Care Coordination and Collaboration Tools

Amwell Hospital Line care coordination tools improve response times with case assignment tools, automated alerts and auto-escalation to avoid delays in patient care. This set of tools allows coordinators to schedule and assign providers to cases and manage the case queue. Care teams can be notified via text message, email, SMS enabled pager, on the clinician portal or the Touchpoint mobile app when a new patient case is created, assigned to a provider, escalated, cancelled or completed. Amwell Hospital Line empowers case team members with coordination tools that we believe are HIPAA-compliant within cases, secure messaging and multi-party video calls. Providers are further able to send secure messages between registered providers and care team members from the clinician portal and Touchpoint mobile app, as well as message other providers within the same case.

Video and Audio Flexibility

Amwell Hospital’s video functionality allows users to initiate video calls between patients and providers and invite additional care team members, specialists and family into a call. Participants can be invited via care team directory, email, text message, SIP address or phone call. When an invited participant connects to an Amwell cart, they can use either use a regular phone call (audio only) or laptops or mobile devices (for audio/video). This video/audio flexibility allows for greater access across a range of care team members and family.

Advanced Far End Camera Control

Amwell Hospital line carts feature enhanced PTZ (“pan-tilt-zoom”) remote camera control of Amwell supported telemedicine devices from the clinician portal or mobile app. Share medical charts, clinical questionnaires, medical reports, treatment instructions, imaging and other types of documents in a video call can easily be shared with the patient and local provider on an Amwell cart.

Technology Back-end Architecture

Secure, Scalable, Hosted Environment

We host the Amwell Platform in secure, redundant data centers designed with high levels of availability, redundant subsystems, and compartmentalized security zones. With our telehealth platform as a service telehealth solution, there is no need for clients to purchase hardware, install and upgrade software, or manage system operations. The hosted approach also ensures that visit capacity scales without requiring client-side interventions or upgrades. We manage hosting operations and security from our Network Operations Center (“NOC”), monitored 24 hours a day and maintaining over 99.99% uptime for the year ended December 31, 2019.

Due to the sensitive nature of our client and patient data, we have invested heavily in data security and protection. We utilize a multi-tiered security architecture. All data is secured both in motion and at rest using the latest encryption technologies. Our C3 data control center constantly monitors for vulnerabilities and intrusions, including using third-party penetration testing. We believe that all clinical data usage is HIPAA compliant. We maintain HITRUST, ISO 2701, and PCI compliance certifications. Our system security is regularly evaluated and approved by some of the largest health plans, health systems, financial institutions, and technology companies in the world.

Reporting and Analytics

We provide a range of standard administrative, utilization and clinical reports. More advanced analytics are user-accessible via our Looker data exploration and discovery business intelligence tool.

Branding and SDK Integration

We support client branding and unique client experiences by offering the ability to fully white label our software as well as to use our SDKs for both the patient and provider experiences, covering the relevant web and mobile interfaces (iOS and Android). The SDKs in turn allow clients to seamlessly embed our end-to-end patient and provider telehealth functionality in their own websites, software, and mobile applications. Such embedding is designed to give patients and providers a consistent user experience without having to switch tabs or windows, or to download additional applications. Clients also have more flexibility to rearrange workflows, turn on or off specific functionality, and customize the overall experience.

For example, some health systems have embedded our telehealth platform in their own patient portals. One of our innovator partners leverages our SDK to embed telehealth into an app pre-installed on tens of millions of smart phones in the United States. From a provider perspective, EHR clients are embedding the provider telehealth workflow in their EHRs so that online visits are as easy to schedule and conduct as physical visits.

Finally, for international clients, we use the SDK to separate the user experience requiring extensive localization from the backend core functionality that requires less locale-specific changes. For example, with Meuhedet in Israel, we use our SDK to support the Hebrew language.

Value-Added Services

Clinical Services

Many of our clients lack the provider resources to fully staff the breadth, scale, and service hours of their clinical offerings. Such clients can contract with our affiliated medical group, AMG, to provide either primary or supplementary clinical staffing. While health plans and employers are the primary users of AMG, many health systems turn to AMG for surge capacity or afterhours coverage. We offer our clients flexibility in how and when AMG staffing is used relative to their own providers.

AMG is a physician-led, multi-specialty, nationwide provider group with extensive quality controls devoted exclusively to telehealth. AMG currently employs or contracts with more than 5,000 providers covering urgent and primary care, pediatrics, behavioral health (therapy and psychiatry), and nutrition. Urgent and primary care services are provided on-demand 24/7, 365 days a year with a median wait time of 5 minutes or less for the 24 months ended June 30, 2020. Services like behavioral health and nutrition are scheduled.

AMG’s management team, led by Dr. Antall, and Asana Medical Technologies’s management team, led by Dr. Nanda, oversee recruiting, credentialing, training, managing and quality review. Our credentialing operations have been accredited by the National Committee for Quality Assurance. We have an active quality assurance program where quality nurses review potential problem cases, as well as conduct random audits. Where needed, providers are counseled on how to improve the quality of care and better adhere to AMG guidelines. The provider NOC, clinical team, operations team, and customer support team provide intraday support to providers and patients. Our teams monitor and manage provider availability, patient wait times, and patient experience metrics, with the ability to intervene in real-time as needed to assist patients and address any load imbalances.

AMG provider leadership continually works to develop and curate a rich database of telehealth best practices based upon almost a decade of clinical experience. This knowledge base includes both diagnosis-based protocols for some of the most common clinical presentations and more general telehealth best practices for how to examine and diagnose a patient without physical touch. We also provide “webside” manner guidelines, recommending appropriate ways to present oneself professionally while interacting with patients over video. Finally, we offer a series of telehealth training programs for providers. We share such content and expertise with our clients to assist them in building their telemedicine presence.

Patient and Provider Engagement Services

Engaging patients and providers is critical to the success and growth of any telehealth program. Whether engaging existing patients or recruiting new ones, novel telehealth services need to be promoted and marketed actively. Similarly, providers accustomed to office-based care often need to be trained and encouraged to adopt telehealth more broadly.

We have built our own internal digital engagement agency that works with clients to promote consumer adoption with services ranging from engagement strategy to campaign execution. We deliver design and execution for multichannel campaigns spanning email, in-app messaging, and SMS, as well as third-party paid digital media buys and custom landing pages. Our range of services include website and app store listing review, messaging campaign design and execution, search engine marketing, and search engine optimization.

Professional Services

We provide a range of standard and custom professional services. We provide standard implementation services for health system, health plan, and custom implementations for innovator clients. Implementation services include hardware and software setup, service branding, initial practice setup, workflow design, training, and overall project management. Additional custom services include EHR and customer third party system integrations, additional practice and workflow setup, and follow-on training.

Sales and Marketing

We sell our telehealth solution through our direct sales organization. Our direct sales team is comprised of enterprise-focused field sales professionals who are organized principally by geography. As of December 31, 2019, we have a total sales and marketing team of 149 people. Our sales operations staff, who support our direct sales team, includes product technology experts, lead generation professionals and sales data experts. We maintain relationships with key industry participants including media publications, industry analyst firms, benefit consultants, brokers, group purchasing organizations and health plan and health system partners.

Channel partners also play an important role in marketing and selling our products to our customer base, primarily focusing on the Amwell Platform and Carepoints. Channel partners may shorten our sales cycle and lower our customer acquisition costs. For example, through our EHR channel partners we are able to natively embed our technology into existing health system technology infrastructure which, as a competitive differentiator, may lead to a higher win rate. In addition, because of the technology integration, an EHR partner sale may accelerate our ability to launch the technology and ultimately recognize revenue. Carepoint channel partners primarily consist of value-added resellers that have established relationships with health systems and health plans. We typically generate lower revenues in connection with sales obtained through these channel partner agreements.

We generate client leads, accelerate sales opportunities and build brand awareness through our marketing programs. Our marketing programs target health systems, health plan executives and healthcare channel partners. Our principal marketing programs include use of our website to provide information about our company and our solution, as well as vertical and application-specific webinars, case studies and white papers; demand generation; digital advertising; field marketing events; integrated marketing campaigns (including direct email and online advertising); and participation in industry events, trade shows and conferences.

Clients

As discussed above, our clients consist of health plans, health systems, government clients and innovator companies that are working to develop next-generation therapeutics, devices, and health programs. For the years ended December 31, 2018 and 2019, two clients and one client, respectively, represented 10% or more of our total revenue. For the years ended December 31, 2018, 2019, our largest client, Anthem, accounted for 21% and 23% of our revenue, respectively. For the years ended December 31, 2018 and 2019, our top ten clients by revenue accounted for 48% and 44% of our total revenue, respectively.

For the six months ended June 30, 2019 and 2020, one client represented 10% or more of our total revenue. For the six months ended June 30, 2019 and 2020, our largest client, Anthem, accounted for 22% and 22% of our revenue, respectively. For the six months ended June 30, 2019 and 2020, our top ten clients by revenue accounted for 47% and 40% of our total revenue, respectively.

With respect to Anthem, in 2014, we and Anthem entered into an Amended and Restated Vendor Agreement, which has subsequently been amended five times (collectively, the “Vendor Agreement”). Pursuant to the Vendor Agreement, we developed and operate a telehealth platform on behalf of Anthem under the brand name LiveHealth Online. The most recent amendment to the Vendor Agreement extended its term until December 31, 2022. Anthem may terminate the Vendor Agreement, without cause, by providing written notice to us of termination one hundred eighty (180) days in advance of the intended termination date. The Vendor Agreement does provide for termination for breach with a cure period and also allows Anthem to terminate in the event of a change in control of the Company. Pursuant to the Vendor Agreement, Anthem pays us license fees and also commits to spending a minimum amount annually on certain mutually agreed upon service, development and engagement marketing services provided by us. During the years ended December 31, 2018 and 2019, the Company recognized revenue of $24.4 million and $34.1 million, respectively, from contracts with Anthem, and $15.3 million and $27.2 million for the six months ended June 30, 2019 and 2020, respectively.

In addition, in 2013, one of American Well’s clinical affiliates, the Online Care Group, signed provider agreements (collectively, “Provider Agreements”) with three Anthem entities: Empire Blue Cross and its affiliates, Blue Cross of California dba Anthem Blue Cross and Anthem Insurance Companies, Inc. Pursuant to these Provider Agreements, Online Care Group medical professionals provide consultations to Anthem members via the LiveHealth Online Platform. The most recent amendment to the Provider Agreements extended their respective terms until December 31, 2022. No party has a right to terminate the Provider Agreements for convenience. The Provider Agreements provide for standard termination for breach with a cure period. The three Anthem entities listed above each pay Online Care Group a per consultation fee and an annual access fee, which is a set fee paid in advance in exchange for receiving prioritized access to Online Care Group’s network of medical professionals. During the years ended December 31, 2018 and 2019, Online Care Group recorded fee revenue of $17.9 million and $21.3 million, respectively, from contracts with Anthem, and $9.8 million and $22.2 million for the six months ended June 30, 2019 and 2020, respectively.

Case Studies

COVID-19

The COVID-19 pandemic has had a massive impact on our clients and, as a result, created significant needs for Amwell to partner with them to help solve their most critical care and operational challenges.

To help our clients reach and treat as many patients as possible, we were able to develop and deploy two new COVID-19 focused software modules: the COVID-19 Response Module and the Specialty Visit COVID-19 module. The first provides health systems access to a branded urgent care practice to triage patients with COVID-19 related concerns and can be staffed with providers from AMG (who follow specific COVID-19 workflows based on current CDC guidelines), our clients’ own providers or both. With this module, an infection control officer is always on-call and high-risk patient referrals can be customized according to the health system’s respective preference. The Specialty Visit COVID-19 Module allows health system providers to continue providing routine care for their existing patient population while practicing social distancing and limiting in-person exposure. Both modules also contain resources, including COVID-19 regulatory updates, training videos for providers on best practices for both general telehealth and our platform specifically, ready-to-use patient communication materials to help patients understand when and how to use telehealth during the COVID-19 pandemic and success tracking and reporting metrics.

The surge in demand for our solutions has led to significant increase in demand from both new and existing clients. Since the outbreak of the crisis we have signed and on-boarded over 25 new health systems and health plans for COVID-19-only related services, representing over 1,600 physicians and over 2 million covered lives. While it is uncertain whether this growth will continue at the same pace, we hope to sign these clients to long-term subscription contracts. The growth in our client base in a short period of time demonstrates our ability to successfully deploy our platform rapidly and at scale.

As a result of all of these activities, as well as the significant tailwinds associated with increased consumer and provider demand and favorable regulatory and reimbursement changes, the comparative volumes and operating metrics of the Amwell Platform for the three months ended June 30, 2020 versus the same period only three months earlier ended March 31, 2020 are profound:

•	300% increase in total visits across all clients and all providers.

•	475% increase in urgent care visits completed by client’s providers.

•	230% increase in active providers on our Platform from 24,000 to 57,000; 800% increase from 7,000 five months earlier in January 2020.

Moreover, during the COVID-19 crisis, we have seen a larger number of clients’ own providers using the Amwell Platform as during the three months ended June 30, 2020. AMG accounted for 23% of total overall visits versus 50% only three months earlier for the same period ended March 31, 2020.

Visits in April 2020 were as high as over 40,000 per day, versus approximately 2,900 visits per day in April 2019 and the highest daily levels only two months earlier of 5,500 in January and February 2020. In spite of average daily visits in April 2020 at 10x the visit volume and the number of active providers delivering care at 9x, in both cases versus April 2019, average wait times remained under 10 minutes.

Cleveland Clinic

Cleveland Clinic sought a solution to mobilize and further monetize its 4,520 salaried physicians and 17,000 registered nurses by distributing access to these caregivers without significant additional investment in traditional brick and mortar settings and in a more convenient and integrated way for consumers.

In 2014, Cleveland Clinic launched its virtual care and innovation strategy with Cleveland Clinic Express Care Online, powered by the Amwell Platform, and began offering 24/7 virtual outpatient visits with the goal of doubling the number of patients served over the next five years. As a result, consumer demand for virtual visits grew to place a strain on Cleveland Clinic’s ability to independently provide physician support for Express Care Online. To meet this excess demand, Cleveland Clinic partnered with AMG to provide access to its nationwide system of physicians to deliver care under the Cleveland Clinic brand with the same high-quality clinical standards. Key success metrics of Cleveland Clinic’s telehealth offering include:

•	Successful recruitment and retention of patients by improving brand perception and increasing patient satisfaction, especially within key practice areas like endocrinology, neurology, and orthopedics;

•	68% increase in virtual visits in 2018;

•	97% full EHR documentation rate for telehealth visits.

Building on this success, Cleveland Clinic has continued to expand its virtual care strategy including launching a joint venture together with Amwell in 2019, designed to offer convenient online access globally to its own medical experts representing 140 specialties and subspecialties, including high-acuity care, and for Second Opinions.

As of April 2020, Cleveland Clinic has delivered over 100,000 outpatient virtual visits, including over 50,000 in 2019 alone.

Meuhedet

Meuhedet, Israel’s third largest health maintenance organization (HMO) plan, sought a comprehensive solution to address a shortage of providers, a gradual increase in the number of patients in need of chronic care management and a way to attract new patients.

In 2019, it implemented a comprehensive digital care distribution solution using the Amwell Platform to help address these challenges. Leveraging its network of 3,500 providers, we worked with Meuhedet to create a hybrid medical services model that allowed a patient’s existing physical care provider to also be his and her digital care provider. Meuhedet utilized our APIs and SDKs to embed telehealth into its existing digital systems. These integrations allow patients to schedule a visit via their existing scheduling platform and patient portal and enables providers to conduct visits through Meuhedet’s existing EMR, minimizing disruption for both parties and allowing continuity in current pathways. Our partnership with Meuhedet is continuing to expand and we plan to begin offering on-demand visits in addition to scheduled visits in 2020.

Meuhedet’s innovative program has delivered success in a number of key areas including:

•	Approximately 15% of total care requests were for virtual visits in February 2020, as compared to 0.2% in 2017, and continuing to increase;

•	Meuhedet has enrolled over 900 providers across several specialties, including:

•	General Medicine (Family)

•	Pediatrics

•	Gynecology

•	Dermatology

•	Psychiatry

•	Surgery

•	Dietitian

•	During the COVID-19 epidemic the number of virtual visits increased over 900%, during the period from March 1 through April 30, 2020;

•	Meuhedet reports that patient throughput increased as providers easily switch between seeing virtual and in person visits throughout a shift.

Anthem

Anthem sought to improve access to care, make healthcare more affordable and improve the consumer experience. At the same time, it sought a solution that would allow it to engage its members while lowering the cost of healthcare.

Amwell worked with Anthem to implement LiveHealth Online in 2013, a robust and fully white-labeled service that functions as the digital health solution for the majority of Anthem members. LiveHealth Online uses our APIs and SDKs to allow members single sign-on access to telehealth functionality from their existing online and mobile portals without needing to re-enter their information. Anthem has also integrated LiveHealth Online into other member tools, such as its 24/7 Nurse Line, to increase engagement. The platform supports both on-demand and scheduled visit functionality and through the “My Practice” feature Anthem’s affiliated providers are able to connect with their current patients via telehealth.

While Anthem began using our platform for urgent care in 2013, psychology and an integrated EAP were added in 2016 and the platform has continued to expand LiveHealth Online’s use cases. For example, in 2018 LiveHealth Online expanded into behavioral health by using AMG to staff a psychiatry service so that members in areas with psychiatrist shortages have access to mental health care. In 2019, AMG and partners began offering lactation support coaches as part of Anthem’s Future Mom’s maternity offering. Anthem has also continued to add to the Carepoints its members can use to access LiveHealth Online’s offerings. These are marketed as worksite clinic alternatives, allowing employers with Anthem coverage to offer a more affordable place for employees to seek care and include biometric monitoring for weight, blood pressure and other diagnostics. Also in 2019, Anthem launched programs to address members in large employer accounts with emerging risk, including weight loss, blood pressure and smoking cessation. Each program include specialized coaching visits; self-scheduled and delivered to employees at home for convenience, including connected blood pressure cuffs and scales allowing remote monitoring.

LiveHealth Online has delivered significant success over time. A claims data review study by HealthCore showed that members’ use of urgent care telehealth through LiveHealth Online resulted in:

•	Savings of an average of $244 per episode;

•

Less costly episodes of care versus other locations for the same diagnoses by a factor of ~10% vs. retail clients, ~30% vs. urgent care centers, ~40% vs. primary care physicians and ~85% vs. visits to the ED;

•

Better use of care in appropriate cost settings—if LiveHealth Online were not available, 6% of members reported that they would have gone to the ED, while 42% said urgent care and 33% to a physician’s office.

Sources: Gordon SA Adamson WC DeVries AR. Virtual Visits for Acute, Nonurgent Care: A Claims Analysis of Episode-Level Utilization, Journal of Medical Internet Research 2018;19(2):e35. Tim Lovell Will Daines & Joe Dalto. Virtual Visits: Added cost of value add? In an integrated health system. Presentation: ATA 2018.

Intermountain

Intermountain sought a direct-to-consumer solution that would reduce medical cost burdens on patients, health systems, and health plans. To deliver this, Intermountain identified telehealth as the most cost-efficient solution, particularly for patients’ low acuity urgent care episodes.

In 2015, Intermountain launched Intermountain Connect Care. Amwell supported Intermountain in gaining internal buy-in from employees, driving utilization of the solution from the members of Intermountain’s insurance arm, SelectHealth, and launching to the broader public by raising awareness and engaging employees through emails, newsletters, web banners, TV and radio ads, and first-visit-free vouchers. Key to the health system’s decision to deploy the Amwell platform was being able to preserve the trusted Intermountain brand while maintaining a single, comprehensive and up-to-date set of patient records across its 23 hospitals, 35 urgent care centers, 180 clinics, and 750,000 fully insured members.

Through the delivery of a telehealth solution Intermountain was able to achieve:

•	Lower operational costs, particularly within its capitated reimbursement population of 60,000 members;

•	Lower (2015) cost for a virtual care visit ($45) compared to urgent care visit ($136), a PCP visit ($114) or an ED visit ($1,384);

•	Lower cost for a specialist follow-up virtual care visit ($288) compared to a follow-up PCP visit ($490) or a follow-up ED visit ($1,782);

•	Overall estimated savings of $323 in allowed costs per claim.

In addition to the low acuity urgent care program, Intermountain is delivering virtual visits across a range of use cases that include:

•	End-stage renal disease

•	Internal Medicine

•	EAPs

•	Radiation Oncology

•	Cardiology

•	Sleep Disorders

•	Infectious Disease

•	OB/GYN

•	Pulmonary

Quality

We are strongly focused on providing the highest level of clinical and operational quality. Within AMG, we seek to provide the highest level of clinical quality and consistency of care, particularly when care is provided by the affiliated AMG group. All medical professionals go through a rigorous onboarding and credential checking process. When practicing online, doctors are required to wear white coats, display degrees, and deliver care in a medically appropriate visual setting. We offer similar best practices and training to our clients who engage their own providers. Patients consistently rate AMG providers highly, with an average rating of 4.8 out of 5.0.

Our AMG clinical operations team works to standardize medical telehealth treatment by creating and maintaining standard operating procedures. Our operations team also monitors waiting room queues and can reassign providers and patients as needed. We use analytics to test for appropriateness and efficiency of care as well as prescribing behaviors. Our team of quality nurses uses algorithms to identify potential quality issues, and also conducts manual reviews of clinical cases, utilizing a random audit process, to ensure high quality care is consistently delivered. Finally, a monthly scorecard is distributed to all AMG providers showing their individual and comparative performance.

From an operations perspective we historically deliver 99.99% system uptime, maintained through our 24/7 Cyber Command Center that monitors our platforms around the clock. For urgent care, the median wait time is less than 5 minutes for the 24 months ended June 30, 2020.

Social Responsibility

Social responsibility is deeply embedded in our mission oriented corporate culture. We never forget that beyond the daily numbers and operating tasks, our goal is to transform how healthcare is delivered by improving access, convenience, economics and quality of care via telehealth, initially focusing our efforts in the United States and with an eye toward increasing the reach of such changes internationally. We are proud of our ability to extend access to both primary and specialty care in “healthcare deserts” that exist in both rural and urban pockets domestically and even more so internationally.

Our national network has enabled us to assist both our clients, members and patients during times of emergency. For instance, we offered equipment and free telehealth visits to consumers in Florida, Louisiana, and Texas after Hurricane Harvey in August 2017 in partnership with several of our clients. We anticipate continuing to similarly assist our clients and the general public in the future.

Research and Development

Our ability to continue to differentiate and enhance our platform depends, in large part, on our capacity to continue to introduce new services, technologies, features, and functionality. Our research and development team, which as of December 31, 2019, consisted of 223 employees, is responsible for the design, development, testing and certification of our solution. We also maintain a development office in Ramat Gan, Israel, to support our international partners and to serve as an additional development resource. In addition, we utilize certain third-party development services to perform application development. We focus our research and development spend on developing new products and further enhancing the usability, functionality, reliability, performance and flexibility of our solution.

Competition

We view as competitors those companies whose primary business is developing and marketing telehealth platforms and services. Competition focuses on, among other factors, technology, breadth and depth of functionality, range of associated services, operational experience, customer support, extent of customer base, and reputation. Our key competitors in the telehealth market are Doctor On Demand, MDLive, and Teladoc.

In the health system market, EHR players could be considered competitors, but many have chosen to partner with us to integrate our capabilities into their own products. Other players have chosen to partner with us to embed our telehealth functionality within their EHR. Competition also comes from large communications software players who offer an entry-level priced and simplified offering for telehealth. Newer players include companies who provide asynchronous chat communications. Competition may also increase from large technology companies, such as Apple, Amazon, Facebook, Verizon, or Microsoft, who may wish to develop their own telehealth solutions, as well as from large retailers like Amazon or Walmart. With the emergence of COVID-19, we have also seen increased competition from consumer-grade video solutions, such as Zoom Video and Twilio. We believe that the breadth of our existing client ecosystem, the depth of our technology platform, and our business-to-business focus on promoting existing healthcare brands and integrating freely with multiple platforms increases the likelihood that stakeholders seeking to develop telehealth solutions, both within and outside of healthcare, will choose instead to collaborate with Amwell.

Physicians and Healthcare Professionals

Due to the prevalence of the corporate practice of medicine doctrine, including in the states where we predominantly conduct our business, we provide administrative and management services to entities associated with AMG (which are consolidated subsidiaries) pursuant to which those entities reserve exclusive control and responsibility for all aspects of the practice of medicine and the delivery of medical services. We contract to provide administrative services through business support agreements (“BSAs”) and direct transfer agreements with our affiliated provider groups, which we refer to collectively as AMG. AMG in turn employs or contracts with more than 5,000 providers. Our business support agreements typically run for ten years and call for us to be paid an annual fee in exchange for managing all administrative aspects of the medical practice in question. It has been the historical practice of the parties to review and adjust this fee on an annual basis. The direct transfer agreement outlines the conditions under which we have the right to change the ownership of the clinical entity to a different third party.

AMG and its affiliated clinical entities collect revenue from (i) patients directly, (ii) patient’s health plans or (iii) enterprise clients for each consultation performed on a telehealth platform by its medical professionals. AMG in turn pays its medical professionals a per consult fee, or via an hourly or annual rate. We hold variable interests in the AMG affiliated entities and consolidate all of the financial results, as all of these entities are variable interest entities (“VIEs”). These entities are considered VIEs since they do not have sufficient equity to finance their activities without additional financial support from us.

In 2012, we entered into a joint venture with an affiliate of Anthem, Inc. to form National Telehealth Network, LLC (“NTN”). NTN, which is consolidated in our financial statements, is greater than 50% owned by

us. NTN is managed by a six person Board of Managing Directors, with the Chairman of the Board appointed by us. NTN’s mandate is to oversee the clinical and administrative operations of Online Care Group, a clinical entity within the AMG family. Online Care Group is dedicated to providing clinical consults on Anthem’s LiveHealth Online telehealth platform to Anthem members and other users of that platform.

Under a BSA agreement, NTN has agreed to provide exclusive administrative, management and other business support services to Online Care Group. The non-medical functions and services NTN provides under the BSA include the maintenance of medical, billing and accounting records, legal, human resources and the administration of quality assurance, and administration of a risk management program. Additionally, NTN is required to maintain medical malpractice insurance for covered providers as well as appropriate general liability, directors and officers, workers compensation and employment practices insurance. The BSA has a 10-year term (with 5-year automatic renewals thereafter), expiring in February 2023 unless earlier terminated upon mutual agreement of the parties or unilaterally by a party following a material default under the BSA by the non-terminating party. NTN, in turn, has subcontracted all of its responsibilities under the BSA between NTN and Online Care Group to Amwell, under substantially similar terms.

Amwell has signed direct BSAs with the other AMG affiliated entities to provide similar administrative and management services for a fixed fee.

Employees

As of December 31, 2019, we had 686 employees, including 223 in research and development and 149 in sales and marketing. We consider our relationship with our employees to be good. None of our employees are represented by a labor union or party to a collective bargaining agreement.

Facilities

Our principal executive offices are located in Boston, Massachusetts. We also have an office in Ramat Gan, Israel. Through our Avizia Acquisition, we acquired offices in Reston, Virginia and Seattle, Washington. Through our Aligned Acquisition, we acquired an office in Woodland Hills, California. We also maintain hardware inventory in facilities based in San Diego, California.

We intend to procure additional space as we add employees and expand geographically. We believe that our facilities are adequate to meet our needs for the immediate future, and that, should it be needed, suitable additional space will be available to accommodate any such expansion.

U.S. Government Regulation

Our operations are subject to comprehensive United States federal, state and local and international regulation in the jurisdictions in which we do business. Our ability to operate profitably will depend in part upon our ability, and that of our affiliated providers, to maintain all necessary licenses and to operate in compliance with applicable laws and rules. Those laws and rules continue to evolve, and we therefore devote significant resources to monitoring developments in healthcare and medical practice regulation. As the applicable laws and rules change, we are likely to make conforming modifications in our business processes from time to time. In some jurisdictions where we operate, neither our current nor our anticipated business model has been the subject of formal judicial or administrative interpretation. We cannot be assured that a review of our business by courts or regulatory authorities will not result in determinations that could adversely affect our operations or that the healthcare regulatory environment will not change in a way that impacts our operations.

In response to the COVID-19 pandemic, state and federal regulatory authorities loosened or removed a number of regulatory requirements in order to increase the availability of telehealth services. For example, many state governors issued executive orders permitting physicians and other health care professionals to practice in their state without any additional licensure or by using a temporary, expedited or abbreviated licensure process so long as they hold a valid license in another state. In addition, changes were made to the Medicare and Medicaid programs (through waivers and other regulatory authority) to increase access to telehealth services by, among other things, increasing reimbursement, permitting the enrollment of out of state providers and eliminating prior authorization requirements. It is uncertain how long these COVID-19 related regulatory changes will remain in effect and whether they will continue beyond this public health emergency period.

We believe that a return to the status quo would not have a material negative impact on any commercial agreements we have entered into during 2020. Each of these agreements has a defined term and virtually none allow for immediate termination for convenience by the customer in question. For many health care companies engaging in telehealth, the most significant potential concern about returning to the status quo is that restrictions on the reimbursement of telehealth visits to Medicare beneficiaries, such as when a patient presents to a medical professional from a rural area or at a clinical site, could be re-imposed.

Currently, AMG, the Company’s affiliated provider group, does not perform such these kind of consultations. As such, all patients who experienced a first-time visit with AMG during the pandemic would be able to continue using the platform. In light of that, we do not believe that the visit volume on our platform or visit revenue will materially decrease based on a return to the status quo from a regulatory perspective. In fact, we believe that such a return would benefit the Company as the renewed enforcement of HIPAA regulations may force many marginal telehealth platforms out of the marketplace, thereby lessening our competition.

Telehealth Provider Licensing, Medical Practice, Certification and Related Laws and Guidelines

The practice of medicine is subject to various federal, state and local certification and licensing laws, regulations, approvals and standards, relating to, among other things, the adequacy of medical care, the practice of medicine (including the provision of remote care), equipment, personnel, operating policies and procedures and the prerequisites for the prescription of medication and ordering of tests. The application of some of these laws to telehealth is unclear and subject to differing interpretation.

Physicians who provide professional medical services to a patient via telehealth must, in most instances, hold a valid license to practice medicine in the state in which the patient is located. We have established systems for ensuring that our affiliated physicians are appropriately licensed under applicable state law and that their provision of telehealth to our members occurs in each instance in compliance with applicable rules governing telehealth. Failure to comply with these laws and regulations could result in licensure actions against the physicians, our services being found to be non-reimbursable, or prior payments being subject to recoupments and can give rise to civil, criminal or administrative penalties.

Corporate Practice of Medicine Laws in the U.S.; Fee Splitting

We contract with physicians or physician owned professional associations and professional corporations to provide access to our platform to them and their patients. We have entered into management services contracts with AMG affiliated entities pursuant to which we provide them with billing, scheduling and a wide range of other administrative and management services, and they pay us for those services via management and other service fees. These contractual relationships are subject to various state laws, including those of New York, Texas and California, that prohibit fee splitting or the practice of medicine by lay entities or persons and that are intended to prevent unlicensed persons from interfering with or influencing a physician’s professional judgment. Activities other than those directly related to the delivery of healthcare may be considered an element of the practice of medicine in many states. Under the corporate practice of medicine restrictions of certain states, decisions and activities such as scheduling, contracting, setting rates and the hiring and management of non-clinical personnel may implicate the restrictions on the corporate practice of medicine.

State corporate practice of medicine and fee splitting laws and rules vary from state to state and are not always consistent among states. In addition, these requirements are subject to broad interpretation and enforcement by state regulators. Some of these requirements may apply to us even if we do not have a physical presence in the state, based solely on our engagement of a provider licensed in the state or the provision of telehealth to a resident of the state. Thus, regulatory authorities or other parties, including our providers, may assert that, despite these arrangements, we are engaged in the corporate practice of medicine or that our contractual arrangements with affiliated physician groups constitute unlawful fee splitting. In such event, failure to comply could lead to adverse judicial or administrative action against us and/or our affiliated providers, civil, criminal or administrative penalties, receipt of cease and desist orders from state regulators, loss of provider licenses, the need to make changes to the terms of engagement of our providers that interfere with our business, and other materially adverse consequences.

U.S. Federal and State Fraud and Abuse Laws

Federal Stark Law

We are subject to the federal self-referral prohibitions, commonly known as the Stark Law. Where applicable, this law prohibits a physician from referring Medicare patients for “designated health services” such as laboratory and radiology services that are furnished at an entity if the physician or a member of such physician’s immediate family has a “financial relationship” with the entity, unless an exception applies. Sanctions for violating the Stark Law include denial of payment, civil monetary penalties of up to $25,820 per claim submitted and exclusion from the federal health care programs. Failure to refund amounts received as a result of a prohibited referral on a timely basis may constitute a false or fraudulent claim and may result in civil penalties and additional penalties under the FCA. The statute also provides for a penalty of up to $172,137 for a circumvention scheme. The Stark Law is a strict liability statute, which means proof of specific intent to violate the law is not required. In addition, the government and some courts have taken the position that claims presented in violation of the various statutes, including the Stark Law, can be considered a violation of the federal False Claims Act (described below) based on the contention that a provider impliedly certifies compliance with all applicable laws, regulations and other rules when submitting claims for reimbursement. A determination of liability under the Stark Law could have a material adverse effect on our business, financial condition and results of operations.

Federal Anti-Kickback Statute

We are also subject to the federal Anti-Kickback Statute. The Anti-Kickback Statute is broadly worded and prohibits the knowing and willful offer, payment, solicitation or receipt of any form of remuneration in return for, or to induce, (i) the referral of a person covered by Medicare, Medicaid or other governmental programs, (ii) the furnishing or arranging for the furnishing of items or services reimbursable under Medicare, Medicaid or other governmental programs or (iii) the purchasing, leasing or ordering or arranging or recommending purchasing, leasing or ordering of any item or service reimbursable under Medicare, Medicaid or other governmental programs. Certain federal courts have held that the Anti-Kickback Statute can be violated if “one purpose” of a payment is to induce referrals. In addition, a person or entity does not need to have actual knowledge of this statute or specific intent to violate it to have committed a violation, making it easier for the government to prove that a defendant had the requisite state of mind or “scienter” required for a violation. Moreover, the government may assert that a claim including items or services resulting from a violation of the Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act, as discussed below. Violations of the federal Anti-Kickback Statute may result in civil monetary penalties up to $104,330 for each violation, plus up to three times the remuneration involved. Civil penalties for such conduct can further be assessed under the federal False Claims Act. Violations of the Federal Anti-Kickback Statute can also result in criminal penalties, including criminal fines of more than $100,000 and imprisonment of up to 10 years. Similarly, violations can result in exclusion from participation in government healthcare programs, including Medicare and Medicaid. Imposition of any of these remedies could have a material adverse effect on our business, financial condition and results of operations. In addition to a few statutory exceptions, the OIG has published safe-harbor regulations that outline categories of activities that are deemed protected from prosecution under the Anti-Kickback Statute provided all applicable criteria are met. The failure of a financial relationship to meet all of the applicable safe harbor criteria does not necessarily mean that the particular arrangement violates the Anti-Kickback Statute. However, conduct and business arrangements that do not fully satisfy each applicable safe harbor may result in increased scrutiny by government enforcement authorities, such as the OIG.

Although we believe that our arrangements with physicians and other referral sources comply with current law and available interpretative guidance, as a practical matter, it is not always possible to structure our arrangements so as to fall squarely within an available safe harbor. Where that is the case, we cannot guarantee that applicable regulatory authorities will determine these financial arrangements do not violate the Anti-Kickback Statute or other applicable laws, including state anti-kickback laws.

False Claims Act

Both federal and state government agencies have continued civil and criminal enforcement efforts as part of numerous ongoing investigations of healthcare companies and their executives and managers. Although there are a number of civil and criminal statutes that can be applied to healthcare providers, a significant number of these investigations involve the federal False Claims Act. These investigations can be initiated not only by the government but also by a private party asserting direct knowledge of fraud. These “qui tam” whistleblower lawsuits may be initiated against any person or entity alleging such person or entity has knowingly or recklessly presented, or caused to be presented, a false or fraudulent request for payment from the federal government, or has made a false statement or used a false record to get a claim approved. In addition, the improper retention of an overpayment for 60 days or more is also a basis for a False Claim Act action, even if the claim was originally submitted appropriately. Penalties for False Claims Act violations include fines ranging from $11,665 to $23,331 for each false claim, plus up to three times the amount of damages sustained by the federal government. A False Claims Act violation may provide the basis for exclusion from the federally funded healthcare programs.

Foreign and State Fraud and Abuse Laws

Several states and the foreign jurisdictions in which we operate have also adopted or may adopt similar fraud, whistleblower and false claims laws as described above. The scope of these laws and the interpretations of them vary by jurisdiction and are enforced by local courts and regulatory authorities, each with broad discretion. Some state fraud and abuse laws apply to items or services reimbursed by Medicaid programs and any third party payer, including commercial insurers or to any payer, including to funds paid out of pocket by a patient. A determination of liability under such state fraud and abuse laws could result in fines and penalties and restrictions on our ability to operate in these jurisdictions.

Other Healthcare Laws

HIPAA established several separate criminal penalties for making false or fraudulent claims to insurance companies and other non-governmental payers of healthcare services. Under HIPAA, these two additional federal crimes are: “Healthcare Fraud” and “False Statements Relating to Healthcare Matters.” The Healthcare Fraud statute prohibits knowingly and recklessly executing a scheme or artifice to defraud any healthcare benefit program, including private payers. A violation of this statute is a felony and may result in fines, imprisonment, or exclusion from government sponsored programs. The False Statements Relating to Healthcare Matters statute prohibits knowingly and willfully falsifying, concealing, or covering up a material fact by any trick, scheme or device or making any materially false, fictitious, or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items, or services. A violation of this statute is a felony and may result in fines or imprisonment. This statute could be used by the government to assert criminal liability if a healthcare provider knowingly fails to refund an overpayment. These provisions are intended to punish some of the same conduct in the submission of claims to private payers as the federal False Claims Act covers in connection with governmental health programs.

In addition, the Civil Monetary Penalties Law imposes civil administrative sanctions for, among other violations, inappropriate billing of services to federally funded healthcare programs and employing or contracting with individuals or entities who are excluded from participation in federally funded healthcare programs. Moreover, a person who offers or transfers to a Medicare or Medicaid beneficiary any remuneration, including waivers of copayments and deductible amounts (or any part thereof), that the person knows or should know is likely to influence the beneficiary’s selection of a particular provider, practitioner or supplier of Medicare or Medicaid payable items or services may be liable for civil monetary penalties of up to $10,000 for each wrongful act. Moreover, in certain cases, providers who routinely waive copayments and deductibles for Medicare and Medicaid beneficiaries can also be held liable under the Anti-Kickback Statute and civil False Claims Act, which can impose additional penalties associated with the wrongful act. One of the statutory exceptions to the prohibition is non-routine, unadvertised waivers of copayments or deductible amounts based on individualized determinations of financial need or exhaustion of reasonable collection efforts. The OIG emphasizes, however, that this exception should only be used occasionally to address special financial needs of a particular patient. Although this prohibition applies only to federal healthcare program beneficiaries, the routine waivers of copayments and deductibles offered to patients covered by commercial payers may implicate applicable state laws related to, among other things, unlawful schemes to defraud, excessive fees for services, tortious interference with patient contracts, and statutory or common law fraud.

U.S. State and Federal Health Information Privacy and Security Laws

There are numerous U.S. federal and state laws and regulations related to the privacy and security of PII, including health information. In particular, HIPAA establishes privacy and security standards that limit the use and disclosure of PHI, and require the implementation of administrative, physical, and technical safeguards to ensure the confidentiality, integrity and availability of PHI in electronic form. AMG, our health system clients, and our health plan clients are all regulated as covered entities under HIPAA. We are a business associate of our covered entity clients when we are working on behalf of our covered entity clients including our affiliated medical groups and also when we are providing technology services to those clients via our telehealth platform. As a business associate, we are also directly regulated by HIPAA and are required to provide satisfactory written assurances to our covered entity clients through written business associate agreements that we will provide our services in accordance with HIPAA. Failure to comply with these contractual agreements could lead to loss of clients, contractual liability to our clients, and direct action by HHS, including monetary penalties.

Violations of HIPAA may result in civil and criminal penalties. The civil penalties include civil monetary penalties of up to $59,552 per violation, not to exceed approximately $1.8 million for violations of the same standard in a single calendar year (as of 2020, and subject to periodic adjustments for inflation), and in certain circumstances, criminal penalties with fines up to $250,000 per violation and/or imprisonment. However, a single breach incident can result in violations of multiple standards. Our management responsibilities to AMG include assisting it with its obligations under HIPAA’s breach notification rule. Under the breach notification rule, covered entities must notify affected individuals without unreasonable delay in the case of a breach of unsecured PHI, which may compromise the privacy, security or integrity of the PHI. In addition, notification must be provided to HHS and the local media in cases where a breach affects more than 500 individuals. Breaches affecting fewer than 500 individuals must be reported to HHS on an annual basis. HIPAA also requires a business associate to notify its covered entity clients of breaches by the business associate.

State attorneys general also have the right to prosecute HIPAA violations committed against residents of their states. While HIPAA does not create a private right of action that would allow individuals to sue in civil court for a HIPAA violation, its standards have been used as the basis for the duty of care in state civil suits, such as those for negligence or recklessness in misusing personal information. In addition, HIPAA mandates that HHS conduct periodic compliance audits of HIPAA covered entities and their business associates for compliance. It also tasks HHS with establishing a methodology whereby harmed individuals who were the victims of breaches of unsecured PHI may receive a percentage of the Civil Monetary Penalty fine paid by the violator. In light of the HIPAA Omnibus Final Rule, recent enforcement activity, and statements from HHS, we expect increased federal and state HIPAA privacy and security enforcement efforts.

HIPAA also required HHS to adopt national standards for electronic transactions that all healthcare providers must use when submitting or receiving certain healthcare transactions electronically. On January 16, 2009, HHS released the final rule mandating that everyone covered by HIPAA must implement ICD 10 for medical coding on October 1, 2013, which was subsequently extended to October 1, 2015 and is now in effect.

Many states in which we operate and in which our patients reside also have laws that protect the privacy and security of sensitive and personal information, including health information. These laws may be similar to or even more protective than HIPAA and other federal privacy laws. For example, the laws of the State of California, in which we operate, are more restrictive than HIPAA. Where state laws are more protective than HIPAA, we must comply with the state laws we are subject to, in addition to HIPAA. In certain cases, it may be necessary to modify our planned operations and procedures to comply with these more stringent state laws. Not only may some of these state laws impose fines and penalties upon violators, but, unlike HIPAA, some may afford private rights of action to individuals who believe their personal information has been misused. In addition, state laws are changing rapidly, and there is discussion of a new federal privacy law or federal breach notification law, to which we may be subject.

In addition to HIPAA and state health information privacy laws, we may be subject to other state and federal privacy laws, including laws that prohibit unfair privacy and security acts or practices and deceptive statements about privacy and security and laws that place specific requirements on certain types of activities, such as data security and texting. The FTC and states’ attorneys general have brought enforcement actions and prosecuted some data breach cases as unfair and/or deceptive acts or practices under the FTC Act and similar state laws.

In recent years, there have been a number of well publicized data breaches involving the improper use and disclosure of PII and PHI. Many states have responded to these incidents by enacting laws requiring holders of personal information to maintain safeguards and to take certain actions in response to a data breach, such as providing prompt notification of the breach to affected individuals and state officials and provide credit monitoring services and/or other relevant services to impacted individuals. In addition, under HIPAA and pursuant to the related contracts that we enter into with our clients who are covered entities, we must report breaches of unsecured PHI to our clients following discovery of the breach. Notification must also be made in certain circumstances to affected individuals, federal authorities and others.

International Regulation

We expect over time to continue to expand our operations in foreign countries through both organic growth and acquisitions. In such a case, our international operations will be subject to different, and sometimes more stringent, legal and regulatory requirements, which vary widely by jurisdiction, including anti-corruption laws; economic sanctions laws; various privacy, insurance, tax, tariff and trade laws and regulations; corporate governance, privacy, data protection (including the EU’s General Data Protection Regulation which became effective in May 2018 across the EU), data mining, data transfer, labor and employment, intellectual property, consumer protection and investment laws and regulations; discriminatory licensing procedures; required localization of records and funds; and limitations on dividends and repatriation of capital. In addition, the expansion of our operations into foreign countries increases our exposure to the anti-bribery, anti-corruption and anti-money laundering provisions of U.S. law, including the FCPA, and corresponding foreign laws, including the UK Bribery Act.

The FCPA prohibits offering, promising or authorizing others to give anything of value to a foreign government official to obtain or retain business or otherwise secure a business advantage. We also are subject to applicable anti-corruption laws of the jurisdictions in which we operate. Violations of the FCPA and other anti-corruption laws may result in severe criminal and civil sanctions as well as other penalties, and the SEC and the DOJ have increased their enforcement activities with respect to the FCPA. The UK Bribery Act is an anti-corruption law that is broader in scope than the FCPA and applies to all companies with a nexus to the United Kingdom. Disclosures of FCPA violations may be shared with the UK authorities, thus potentially exposing companies to liability and potential penalties in multiple jurisdictions. We have internal control policies and procedures and conduct training and compliance programs for our employees to deter prohibited practices. However, if our employees or agents fail to comply with applicable laws governing our international operations, we may face investigations, prosecutions and other legal proceedings and actions which could result in civil penalties, administrative remedies and criminal sanctions.

We also are subject to regulation by OFAC. OFAC administers and enforces economic and trade sanctions based on U.S. foreign policy and national security goals against targeted foreign countries and regimes, terrorists, international narcotics traffickers, those engaged in activities related to the proliferation of weapons of mass destruction, and other threats to the national security, foreign policy or economy of the United States. In addition, we may be subject to similar regulations in the non-U.S. jurisdictions in which we operate.

Intellectual Property

Our patent portfolio consists of approximately 38 patents and eight pending patent applications related to our software and technology. The Company does not currently consider any of its patents to be material to its business. We continue to submit patent applications for new inventions and ideas the Company develops as well as monitor competitors in an effort to protect our intellectual property.

We own and use trademarks and service marks on or in connection with our services, including both unregistered common law marks and issued trademark registrations in the United States. In addition, we rely on certain intellectual property rights that we license from third parties and on other forms of intellectual property rights and measures, including trade secrets, know-how and other unpatented proprietary processes and nondisclosure agreements, to maintain and protect proprietary aspects of our products and technologies. We require our employees, consultants and certain of our contractors to execute confidentiality, agreements in connection with their employment or consulting relationships with us. We also require our employees and consultants to disclose and assign to us inventions conceived during the term of their employment or engagement while using our property or which relate to our business.

From time to time, we may become involved in legal proceedings relating to intellectual property arising in the ordinary course of our business, including oppositions to our applications for trademarks or patents, challenges to the validity of our intellectual property rights, and claims of intellectual property infringement. We are not presently a party to any such legal proceedings that, in the opinion of our management, would individually or taken together have a material adverse effect on our business, financial condition, results of operations or cash flows.

Legal Proceedings

From time to time, we may become involved in legal proceedings arising in the ordinary course of our business. We are not presently a party to any legal proceedings that, in the opinion of our management, would individually or taken together have a material adverse effect on our business, financial condition, results of operations or cash flows. Regardless of outcome, litigation can have an adverse impact on us due to defense and settlement costs, diversion of management resources, negative publicity, reputational harm and other factors.

On September 14, 2020, we received a letter from Teladoc Health, Inc. alleging that certain of our cart products and associated peripherals infringe upon their patents. While we can provide no guarantees about the outcome of any potential dispute, we believe that these claims lack merit and, if Teladoc attempts to bring these claims to court, we intend to defend against them vigorously. Moreover, even if we were found to infringe upon any valid claim of these patents, our revenues from the Carepoints products approximated 5% of our revenues in 2019. See “Risk Factors—Third parties may challenge the validity of our patents and trademarks, or oppose our patent and trademark applications. We may not be able to obtain and enforce additional patents to protect our proprietary rights from use by potential competitors. Companies with other patents could require us to stop using or pay to use required technology” and “Risk Factors—We could incur substantial costs as a result of any claim of infringement of another party’s intellectual property rights.”

MANAGEMENT

The following table provides information regarding our executive officers, other key employees and our board of directors:

Executive Officers and Other Key Employees

Name	Age	Position
Ido Schoenberg, MD	56	Chairman, co-Chief Executive Officer

Roy Schoenberg, MD, MPH	53	President, co-Chief Executive Officer

Phyllis Gotlib	63	President, International

Keith W. Anderson	48	Chief Financial Officer

Kurt Knight	42	Chief Operating Officer

Mary Modahl	57	Chief Marketing Officer

Jason Medeiros	47	Chief Information Officer

Bradford Gay	44	Senior Vice President, General Counsel

Amber Howe	44	Chief People Officer

Serkan Kutan	43	Chief Technology Officer

Directors

Name	Age	Position
Ido Schoenberg, MD	56	Chairman, co-Chief Executive Officer

Roy Schoenberg, MD, MPH	52	Director, co-Chief Executive Officer

Deval Patrick	64	Director

Brendan O’Grady	53	Director

Dr. Peter Slavin	62	Director

Dr. Nazim Cetin	43	Director

Derek Ross	48	Director

Stephen Schlegel	57	Director

Dr. Delos (Toby) Cosgrove	80	Director

The following is a biographical summary of the experience of our executive officers, other key employees and directors:

Ido Schoenberg, Chairman, co-Chief Executive Officer

Since 2007, Dr. Schoenberg has served as the Chairman and co-CEO of Amwell. He currently oversees the business operations of Amwell. In 1996, together with Phyllis Gotlib, he co-founded iMDSoft, a provider of enterprise software that automates hospital critical care units. He grew the company into a market leader with a large multi-national installed base in the United States, Europe and East Asia. In 2001, Dr. Schoenberg joined CareKey, Inc. as Chief Executive Officer and took the company through its acquisition by the TriZetto group.

Dr. Schoenberg served as TriZetto’s Chief Business Strategy Officer until his departure in the summer of 2006. Dr. Schoenberg previously served as the chairman of iMDSoft’s scientific advisory board. Dr. Schoenberg holds an MD from the Sackler School of Medicine. We believe that Dr. Schoenberg’s extensive experience in the healthcare space, prior track record as a successful entrepreneur and leadership skills make him a valuable addition to our Board of Directors.

Roy Schoenberg, President, co-Chief Executive Officer

Since 2007, Dr. Schoenberg has served as President and co-CEO of Amwell. Dr. Schoenberg is the inventor of the American Well™ concept. Today, he directs all aspects of our technology and product development. Dr. Schoenberg was previously the founder of CareKey, Inc., a software vendor offering electronic health management systems. Dr. Schoenberg led CareKey through product development, market introduction, and the adoption of its solutions. Dr. Schoenberg continued to serve as Senior Vice President and Chief Internet Solutions Officer at TriZetto, following its acquisition of CareKey in December 2005. In 2013, Roy was appointed to the Federation of State Medical Boards’ task force delivering landmark guidelines for the “Appropriate Use of Telehealth in Medical Practice.” Dr. Schoenberg is the author of numerous publications, talks, and books in the area of medical informatics, many of which he published during his work at the Center for Clinical Computing at Harvard’s Beth Israel Deaconess Hospital, where he was a Fellow in Clinical Informatics from 1998 to 2001. Dr. Schoenberg holds an MD from the Hebrew University Medical School and an MPH in Healthcare Management from Harvard University. We believe that Dr. Schoenberg’s extensive experience in the healthcare space, prior track record as a successful entrepreneur and leadership skills make him a valuable addition to our Board of Directors.

Phyllis Gotlib, President, American Well International

Since January 2018, Ms. Gotlib has been responsible for overseeing Amwell’s international expansion efforts. She is also currently and has been an executive partner at Flare Capital, a venture capital firm dedicated to digital health since May 2016. In 1996, Ms. Gotlib co-founded and served as CEO of iMDSoft, a provider of enterprise software that automates hospital critical care units that she led from inception until August 2013. Prior to iMDSoft, she founded PS Gluck, a diamond trade company, and was a managing partner at Tactic Capital Markets, a boutique investment firm, where she focused on healthcare investments.

Keith W. Anderson, Chief Financial Officer

Since August 2018, Mr. Anderson has served as Chief Financial Officer of Amwell overseeing all Company finance, accounting and M&A efforts as Amwell rapidly expands in the US and global markets. He joined Amwell after 25 years of healthcare investment banking and public accounting experience. Most recently, from 2015 to 2018, Mr. Anderson was a member of the specialized Healthcare Information Technology (HCIT) investment banking Team at Piper Jaffray and previously led the HCIT efforts at Lehman Brothers and Barclays. He started his investment banking career at SalomonSmithBarney (Citi) working in both their New York and London offices. In 2018, Mr. Anderson won The Deal’s “Healthcare Investment Banker of the Year” and in 2017 was named a Global M&A Network “Top 50 M&A Dealmaker”. He was formerly a CPA at Ernst & Young working in their audit and M&A groups and graduated from the University of Notre Dame with degrees in accounting and theology. He also received an MBA from the Ross School of Business at the University of Michigan.

Kurt Knight, Chief Operating Officer

Since 2019, Mr. Knight has served as our Chief Operating Officer. He previously served from 2018 to 2019 as Head of Business Operations. He is responsible for the delivery of Amwell products and services to our customer base. He previously held roles as head of Clinical Services and Corporate Development. Prior to Amwell he was a manager in the Healthcare practice at the Boston Consulting Group. Mr Knight holds a BA in

Economics from Brigham Young University, a Master of Public Health from Columbia University, and an MBA from Harvard Business School.

Mary Modahl, Chief Marketing Officer

Since 2012, Ms. Modahl has served as our Chief Marketing Officer, where she leads the Company’s programs in business marketing, communications and consumer engagement. During this time, since April 2018, she has also held the title of General Manager, Marketing Solutions. She was previously the Chief Marketing Officer from 2010 to 2011 at QuantiaMD, the Senior Vice President, Marketing and Government Affairs at Health Dialog from 2008 to 2011 and before that a management consultant at World Healthcare Congress. She is currently a board member of IANS Research and serves on the Advisory Board at Brodeur Partners. Ms. Modahl holds an AB in economics from Harvard College.

Jason Medeiros, Chief Information Officer

Since 2018, Mr. Medeiros has served as our Chief Information Officer, where he leads the Company’s IT, Engineering, cybersecurity, compliance and hosting operations. Prior to this, he was Senior Vice President and Corporate Security Officer and Vice President, Hosting at the Company from 2010 to 2018. Before joining Amwell in 2007, he was a Director of Signaling Systems & Intelligent Network Engineering at BCGI and a Senior Signaling Engineer and Sr. consultant to various wireless carriers. Mr. Medeiros holds an MS in information security and a BA in political science, both from Brandeis University.

Brad Gay, Senior Vice President, General Counsel

Since 2013, Mr. Gay has served as our Senior Vice President, General Counsel, with responsibility for the Company’s legal & regulatory affairs, including facilities, procurement and insurance matters. In 2013, he was also appointed Secretary of NTN, a telehealth physician management company founded as a joint venture between Amwell and Anthem. Prior to joining Amwell, Mr. Gay was a member of the legal team at Dell EMC where he managed an international legal team dedicated to supporting a business unit with annual revenues of approximately $1 billion. In that position, Mr. Gay also managed a team of risk and compliance professionals tasked with ensuring the business unit’s regulatory compliance. While at EMC, Mr. Gay also held roles supporting the corporate development team on mergers & acquisitions, equity investments, technology transfers and other strategic licensing and go-to-market partnerships. Earlier in his career, Mr. Gay worked as a corporate transactional attorney at the international law firm Bingham McCutchen LLP, where he specialized in securities offerings, SEC compliance, mergers, financings and corporate governance matters. Mr. Gay holds a JD from Duke University School of Law and a BA from Middlebury College. He is admitted to practice law in Massachusetts.

Amber Howe, Chief People Officer

Since March 2020, Ms. Howe has served as our Chief People Officer, where she leads the Human Resources department and is responsible for driving people strategies to support business priorities. Prior to this, Ms. Howe was Executive Vice President and Chief Human Resources Officer at Beacon Health Options from 2017 to 2020. She was previously Senior Vice President and Senior HR Business Director, Retail and Customer Experience at Santander Bank from 2014 to 2017. Prior to these positions, she served in senior HR roles at TD and Citizens Bank. Ms. Howe holds a MPA from Grand Valley State University and a BS in Social Work and Sociology from Calvin University.

Serkan Kutan, Chief Technology Officer

Since August 2020, Mr. Kutan has served as Chief Technology Officer of Amwell, where he is responsible for the building and scaling of Amwell’s telehealth platform. Mr. Kutan brings extensive experience in leading technology teams across the healthcare industry and joins Amwell from Haven, a joint venture established by

Amazon, Berkshire Hathaway and JPMorgan Chase, where he was the CTO from 2019 to 2020. Previously, Mr. Kutan served as the CTO of Zocdoc from 2015 to 2019. Prior to this, Mr. Kutan held key technology leadership roles at Amazon, Goldman Sachs and Microsoft. Mr. Kutan holds a BS in Computer Science from Bilkent University in Turkey.

Deval Patrick, Director

Mr. Patrick is the founder and chairman of TogetherFUND, a political action committee working to elevate the values of generational responsibility and servant leadership in public service. From April 2015 to December 2019, Mr. Patrick served as a Managing Director of Bain Capital LLC, where he founded and lead a growth equity fund focused on delivering competitive financial returns and positive social impact. Before that, Mr. Patrick served from January 2007 to January 2015 as governor of Massachusetts, the first African American to do so. He has been a senior executive in two Fortune 50 companies, a partner in two Boston law firms, and by appointment of President Bill Clinton, the Assistant Attorney General for Civil Rights in the Justice Department. He is a Rockefeller Fellow, a Crown Fellow of the Aspen Institute, and the author of two books, A Reason to Believe: Lessons from an Improbable Life and Faith in the Dream: A Call to the Nation to Reclaim American Values. Mr. Patrick holds a BA from Harvard University and JD from Harvard Law School. He is also a member of the board of Global Blood Therapeutics Inc., where he serves on the Audit and Compensation Committees. We believe that Mr. Patrick’s extensive experience in public policy, business management, and leadership make him a valuable addition to our Board of Directors.

Brendan O’Grady, Director

Since November 2017, Mr. O’Grady has served as the Executive Vice President and Head of Teva Pharmaceuticals’ North America Commercial business and has nearly 30 years of experience in the pharmaceutical industry. He also serves as a member of Teva’s Executive Management Team. Prior to this position, Mr. O’Grady served as Chief Commercial Officer for Teva’s Global Specialty Medicine division, President and CEO of Teva’s North America Generic Medicine division and Vice President and Head of U.S. Market Access for Teva’s U.S. Specialty business. In that capacity, he was responsible for access within all third party payer segments to include commercial, Medicaid, Medicare, federal, specialty pharmacy, as well as public and private exchanges and worked proactively with payers in the development of access strategies for Teva’s branded medicines. Prior to joining Teva, Mr. O’Grady spent 10 years with Sanofi predecessor companies in a variety of commercial and medical affairs roles that began in field sales. He serves on the board of the Pharmaceutical Research and Manufacturers of America and on the U.S. Investment Advisory Council. He holds a BS from Geneseo State University (SUNY Geneseo in Geneseo, NY) in Management Science and Marketing and an MBA from Baker University in Baldwins City, Kansas. We believe that Mr. O’Grady’s extensive experience in the pharmaceutical space and leadership skills make him a valuable addition to our Board of Directors.

Dr. Peter Slavin, Director

Since 2003, Dr. Slavin has served as the President of Massachusetts General Hospital. From 1999 to 2002, he served as Chairman and Chief Executive Officer of the Massachusetts General Physicians Organization, which included over 1,700 physicians and employed nearly 1,000 of them. From 1997 to 1999, Dr. Slavin served as President of Barnes-Jewish Hospital in St. Louis, Missouri. Before that, he did his training in Internal Medicine at Massachusetts General Hospital from 1984 to 1987 and was Senior Vice President and Chief Medical Officer from 1994 to 1997. Dr. Slavin teaches internal medicine and health care management at Harvard Medical School where he is a Professor of Health Care Policy. He served on the Board of the Association of American Medical Colleges and the Massachusetts Hospital Association. Dr. Slavin holds a BA from Harvard College, an MD from Harvard Medical School and an MBA from Harvard Business School. We believe that Dr. Slavin’s extensive experience in the healthcare space, his understanding of health systems and leadership skills make him a valuable addition to our Board of Directors.

Dr. Nazim Cetin, Director

Since August 2017, Dr. Cetin has served as the CEO of Allianz X. Dr. Cetin has more than a decade of leadership experience in investing, business development and entrepreneurship. Dr. Cetin joined Allianz X most recently from media conglomerate Bertelsmann, where from 2012 to 2017 he was a Vice President of Corporate Development & New Businesses as well as Head of Business Development. Prior to that position, he founded agora 42, a German magazine focusing on philosophy and economics, worked to expand the commercial finance division of Maple Bank internationally, served as a venture partner for Target Global, and as an advisor for many international VC funds and start-ups. He received his diploma in Economics from Eberhard-Karls-Universität Tübingen, an MSc in Economics and Management from Universitat Pompeu Fabra Barcelona, and a PhD in Economics from University Witten-Herdecke. We believe that Dr. Cetin’s extensive experience in the insurance space, international business background and leadership skills make him a valuable addition to our Board of Directors.

Derek Ross, Director

Since January 2017, Mr. Ross has served as the Leader of the Philips Population Health Management business group. Prior to that position, Mr. Ross led the finance organizations for both the Healthcare Informatics and Population Health Management business groups at Philips from 2014 to 2017. Mr. Ross has more than 17 years of health care experience at Philips, during which time he held multiple leadership roles across several businesses. Mr. Ross holds a BA in Business Studies from Babson College as well as an MBA from the F.W. Olin Graduate School of Business at Babson College. We believe that Mr. Ross’s extensive experience in the health technology space and leadership skills make him a valuable addition to our Board of Directors.

Stephen Schlegel, Director

Since August 2005, Mr. Schlegel has served as Vice President, Corporate Development at Anthem, Inc., a leading health benefits company. In this capacity, Mr. Schlegel is responsible for leading the company’s corporate development activities, managing mergers and acquisitions and corporate negotiations. He previously served from 1998 to 2005 as Vice President, Corporate Development and Strategy at Sprint. Mr. Schlegel holds a BA in accounting from Loras College and an MBA from the University of Chicago Booth School of Business. We believe that Mr. Schlegel’s extensive experience in the healthcare space, background in corporate development and leadership skills make him a valuable addition to our Board of Directors.

Dr. Delos (Toby) Cosgrove, Director

Since January 2018, Dr. Cosgrove has served as an Executive Advisor to the Cleveland Clinic and since July 2018, he has served as an Executive Advisor to the Google Cloud Healthcare and Life Sciences team. From 2004 to 2017, Dr. Cosgrove served as the CEO and President of the Cleveland Clinic. Dr. Cosgrove has more than 40 years of experience at the Cleveland Clinic, including serving as Chairman, Department of Thoracic and Cardiovascular Surgery from 1989 to 2004. Prior to joining the Cleveland Clinic, he was a surgeon in the U.S. Air Force, earning a Bronze Star. He has published nearly 450 journal articles and book chapters and holds 30 patents for medical innovations. He is a member of 16 scientific societies and has been consulted on healthcare issues by three successive presidential administrations. Dr. Cosgrove holds a BA from Williams College and an MD from the University of Virginia School of Medicine. He completed his clinical training at Massachusetts General Hospital and Brook General Hospital. We believe that Dr. Cosgrove’s extensive experience in the healthcare space, background in health systems and public policy and leadership skills make him a valuable addition to our Board of Directors.

Messers. O’Grady, Schlegel, Cetin and Ross were appointed directors pursuant to agreements between us and certain of our investors, whose board representation rights will terminate upon the closing of this offering. See “Certain Relationships and Related Party Transactions—Investors’ Rights Agreement.” Ms. Gotlib is married to Mr. Ido Schoenberg, and Messrs. Ido and Roy Schoenberg are siblings.

Board Composition and Election of Directors

Subject to the rights of the holders of any series of preferred stock to elect additional directors under specified circumstances, our board of directors may establish the authorized number of directors from time to time by resolution, subject to a minimum of three directors and a maximum of eleven directors. Our board of directors currently consists of nine members. Our current certificate of incorporation provides for one director to be elected by holders of our Series A, Series B and Series C convertible preferred stock voting together as a class, three independent directors to be elected by holders of our Series A, Series B and Series C convertible preferred stock as well as holders of our common stock voting together as a class and the remaining directors to be elected by holders our common stock.

The provisions of our certificate of incorporation by which all of the foregoing directors were elected will no longer be in effect upon the consummation of this offering and there will be no other contractual obligations regarding the election of our directors. Each of our current directors will continue to serve until the election and qualification of his or her successor, or his or her earlier death, resignation or removal.

Board Structure and Compensation of Directors

Upon completion of the offering and in accordance with our amended and restated certificate of incorporation that will go into effect upon the closing of this offering, our board of directors will consist of nine members. Our board has determined that each of Deval Patrick, Dr. Peter Slavin, Dr. Nazim Cetin, Derek Ross and Dr. Toby Cosgrove is independent under applicable NYSE rules.

Our directors will be divided into three classes serving staggered three-year terms. Class I, Class II and Class III directors will serve until our annual meetings of stockholders in 2021, 2022 and 2023, respectively.

(1)	Our Class I directors will be Derek Ross and Brendan O’Grady, and their terms will expire at the first annual meeting of stockholders to be held following the completion of this offering.

(2)

Our Class II directors will be Stephen Schlegel, Dr. Toby Cosgrove, Dr. Peter Slavin and Deval Patrick, and their terms will expire at the second annual meeting of stockholders to be held following the completion of this offering.

(3)

Our Class III directors will be Dr. Nazim Cetin, Dr. Ido Schoenberg and Dr. Roy Schoenberg, and their terms will expire at the third annual meeting of stockholders to be held following the completion of this offering.

At each annual meeting of stockholders, all directors will be elected to succeed the class of directors whose terms have expired. This classification of our Board of Directors could have the effect of increasing the length of time necessary to change the composition of a majority of the Board of Directors. In general, at least two annual meetings of stockholders will be necessary for stockholders to effect a change in a majority of the members of the Board of Directors.

Directors who are also full-time officers or employees of our company will receive no additional compensation for serving as directors. For a description of the compensation arrangements with our non-employee directors, see “Executive and Director Compensation—Director Compensation” below. Each non-employee director also receives a reimbursement of expenses incurred for each board meeting and each committee meeting attended. Following the completion of this offering, the Company intends to adopt a new director compensation policy.

Controlled Company

After the consummation of this offering, our Founders will hold 51% of the total combined voting power of our outstanding common stock through their ownership of all of the Class B common stock. Accordingly, we will be a “controlled company” within the meaning of NYSE corporate governance standards. Under NYSE rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain NYSE corporate governance standards, including:

•	the requirement that a majority of the members of our board of directors be independent directors; and

•	the requirement that our compensation and nominating committees be composed entirely of independent directors.

Following this offering, we will use these exemptions, although we expect that our compensation committee will be composed of independent directors. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of NYSE corporate governance rules and requirements.

Board Committees

Audit Committee

The members of our audit committee are Derek Ross, Stephen Schlegel and Deval Patrick. Stephen Schlegel is the chairman of our audit committee. The composition of our audit committee meets the requirements for independence under the current NYSE listing standards and SEC rules and regulations. Each member of our audit committee is financially literate. In addition, our board of directors has determined that Derek Ross is an “audit committee financial expert” as defined in Item 407(d)(5)(ii) of Regulation S-K promulgated under the Securities Act. This designation does not impose on our audit committee financial expert any duties, obligations or liabilities that are greater than are generally imposed on members of our audit committee and our board of directors. Our audit committee is directly responsible for, among other things:

•	selecting a firm to serve as the independent registered public accounting firm to audit our financial statements;

•	ensuring the independence of the independent registered public accounting firm;

•	discussing the scope and results of the audit with the independent registered public accounting firm and reviewing, with management and that firm, our interim and year-end operating results;

•	establishing procedures for employees to anonymously submit concerns about questionable accounting or audit matters;

•	considering the adequacy of our internal controls and internal audit function;

•	reviewing material related party transactions or those that require disclosure; and

•	approving or, as permitted, pre-approving all audit and non-audit services to be performed by the independent registered public accounting firm.

Compensation Committee

The members of our compensation committee are Dr. Nazim Cetin, Dr. Peter Slavin and Brendan O’Grady. Brendan O’Grady is the chairman of our compensation committee. Each member of this committee is a non-employee director, as defined by Rule 16b-3 promulgated under the Exchange Act, and an outside director, as defined pursuant to Section 162(m) of the Code, and, other than Brendan O’Grady, meets the requirements for independence under the current NYSE listing standards and SEC rules and regulations. Our compensation committee is responsible for, among other things:

•	reviewing and approving, or recommending that our board of directors approve, the compensation of our executive officers;

•	reviewing and recommending to our board of directors the compensation of our directors;

•	administering our stock and equity incentive plans;

•	reviewing and approving, or making recommendations to our board of directors with respect to, incentive compensation and equity plans; and

•	reviewing our overall compensation philosophy.

Nominating and Governance Committee

The members of our nominating and governance committee are Drs. Nazim Cetin and Peter Slavin. Dr. Nazim Cetin is the chairman of our nominating and governance committee. So long as our Founders beneficially own more than a majority of the voting power of our outstanding common stock and we remain a “controlled company” within the meaning of NYSE rules following completion of this offering, we will not be required to have a Nominating and Governance Committee comprised entirely of independent directors. Once our Founders beneficially own less than a majority of the voting power of our outstanding common stock, and in accordance with applicable transition periods, each of the directors on the Nominating and Corporate Governance Committee will be required to be independent under the listing standards of NYSE and the Company’s independence guidelines. Our nominating and governance committee is responsible for, among other things:

•	identifying and recommending candidates for membership on our board of directors;

•	reviewing and recommending our corporate governance guidelines and policies;

•	reviewing proposed waivers of the code of conduct for directors and executive officers;

•	overseeing the process of evaluating the performance of our board of directors; and

•	assisting our board of directors on corporate governance matters.

Code of Ethics

Our board of directors has adopted a code of ethics that applies to all of our employees, officers and directors, including our President and co-Chief Executive Officer, Chairman and co-Chief Executive Officer and other executive and senior financial officers. Upon completion of this offering, the full text of our codes of business conduct and ethics will be posted on the investor relations section of our website. We intend to disclose future amendments to our codes of business conduct and ethics, or any waivers of such code, on our website or in public filings.

Compensation Committee Interlocks and Insider Participation

None of our executive officers has served as a member of a compensation committee (or if no committee performs that function, the board of directors) of any other entity that has an executive officer serving as a member of our board of directors.

EXECUTIVE AND DIRECTOR COMPENSATION

Executive Compensation

The following tables set forth information concerning the compensation paid to our chief executive officers and our two other most highly compensated executive officers during our fiscal year ended December 31, 2019 (collectively referred to as our “named executive officers” or “NEOs”).

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)(4)	Total ($)
Ido Schoenberg	2019	$650,000	$162,500	—	$487,500	—	$1,300,000
Chairman & Chief Executive Officer
Roy Schoenberg	2019	$650,000	$162,500	—	$487,500	—	$1,300,000
President & Chief Executive Officer
Keith W. Anderson	2019	$400,000	$105,000	$7,619,315	$315,000	$119,867	$8,559,182
Chief Financial Officer
Kurt Knight	2019	$337,500	$62,500	$5,099,000	$187,500	$8,250	$5,694,750
Chief Operating Officer

(1)	Represents the portion of the annual bonus paid to our NEOs with respect to 2019 performance based on the discretion of our board of directors.
(2)

The amounts reported in this column represent the aggregate grant date fair value of RSUs granted to our NEOs during 2019, as calculated in accordance with FASB ASC Topic 718. The assumptions used in calculating the grant date fair value of the RSU awards are described in Note 16 to our consolidated financial statements included elsewhere in this prospectus.

(3)	Represents the portion of the annual bonus paid to our NEOs with respect to 2019 performance based on the achievement of performance goals as discussed below under “—2019 Bonuses”
(4)

The amounts in this column represent (i) for Mr. Anderson, relocation assistance, including accommodation relating to his relocation ($111,617), and 401(k) plan matching contributions ($8,250); and (ii) for Mr. Knight, 401(k) plan matching contributions ($8,250).

Employment Arrangements

Employment Agreements

Ido and Roy Schoenberg

On June 18, 2020, we entered into an employment agreement with each of our co-CEOs. Each agreement provides for a three-year term, with automatic annual renewals unless either party provides at least 90 days’ notice of non-renewal. During the term, Mr. I. Schoenberg will continue to serve as Chairman and co-CEO and Mr. R. Schoenberg will continue to serve as President and co-CEO provided that following the completion of this offering, our board of directors may adjust each co-CEO’s position, title and duties in consultation with the co-CEO. Any such adjustment will not constitute “good reason” (as defined in the agreement) under the agreements as long as the co-CEO remains in a “C-suite” level role.

Each employment agreement provides for the co-CEO’s base salary of $650,000, a target annual cash bonus opportunity of up to 150% of base salary and participation in our benefit plans on terms no less favorable than those offered to our other senior executives. Each agreement also provides for additional compensation, as follows:

•	a cash award of $1 million, payable upon entering into the agreement;

•	adjustment of the vesting schedule for stock options granted in 2018 (the “2018 Options”) from four years to two years, effective upon entering into the agreement;

•

a grant of RSUs with respect to 2,860,880 shares of capital stock (all classes) vesting over a three-year period from January 1, 2019 to January 1, 2022 (the “2019 RSUs”), granted upon entering into the agreement;

•

a grant of RSUs with respect to up to 1.5% of our fully-diluted outstanding capital stock (all classes) upon the earlier to occur of either (i) an initial public offering that closes on or before December 31, 2020 or (ii) the execution of a definitive transaction agreement to enter into a “corporate transaction” (as defined in the agreement) on or before December 31, 2020 (the “Sale RSUs”). The percentage of capital stock subject to the IPO RSUs or the Sale RSUs (as applicable) will be based on the price per share of our common stock in the applicable transaction. The IPO RSUs will be issued 50% on the closing date of the offering and 50% on the 180-day anniversary thereof, and will vest over a three-year period, with one-third vesting on the first anniversary of the offering’s closing date and the remaining vesting in equal quarterly installments thereafter. The Sale RSUs would be granted and immediately payable in cash on the transaction closing date; and

•	eligibility to receive additional equity grants during the employment term, as determined by our board of directors in its discretion, provided that no such grants will be made before March 1, 2021.

In the event of a corporate transaction, all outstanding equity awards will vest and be paid or become exercisable, as applicable, in full.

In the event of a termination of the co-CEO’s employment by us for “cause” (as defined in the agreement) or by the executive without good reason, the co-CEO will be entitled to receive certain accrued compensation and benefits, and, in the case of a resignation without good reason only, continued vesting of the 2018 Options, 2019 RSUs and IPO RSUs. On a termination of the co-CEO’s employment due to death or disability, in addition to the accrued compensation and benefits, the co-CEO will be entitled to receive, subject to his execution and non-revocation of a release of claims, (i) any earned but unpaid prior year bonuses, (ii) a pro-rata bonus for the year of termination (based on target performance) and (iii) accelerated vesting of outstanding equity awards (with any applicable performance goals achieved at target performance). In the case of a termination of the co-CEO’s employment upon his retirement, in addition to the accrued compensation and benefits, he will be entitled to receive, subject to his execution and non-revocation of a release of claims, continued vesting of outstanding equity awards.

In the event of a termination of the co-CEO’s employment by us without cause or by the executive for good reason before he receives either tranche of the IPO RSUs or the Sale RSUs (as applicable), he will receive the RSUs, fully vested, on their originally scheduled grant dates. In addition, each co-CEO will be entitled to receive, in addition to the accrued compensation and benefits and any earned but unpaid prior year bonuses, subject to his execution and non-revocation of a release of claims, the following severance payments and benefits:

•	a pro-rata bonus for the year of termination (based on actual performance at year-end);

•	three times then-current base salary, paid in equal installments over the 36-month period following the termination date;

•	accelerated vesting of outstanding equity awards (with any applicable performance goals achieved at target performance); and

•	Company-paid COBRA premiums during the 36-month severance period.

If the Company provides notice of non-renewal of the employment term, the co-CEO will be entitled to receive, subject to his execution and non-revocation of a release of claims, accelerated vesting of the IPO RSUs.

Each agreement provides for restrictions on non-competition (during employment and for (A) 24 months following a termination of employment without cause or resignation for good reason or (B) 12 months following any other termination event), non-solicitation of customers and employees (during employment and for 24 months post-termination), confidentiality (in perpetuity) and mutual non-disparagement. A description of the intellectual property arrangements applicable to each of our co-CEOs is described below under “—Restrictive Covenant Agreements”.

Keith Anderson

On September 7, 2020, we entered into an employment agreement with Keith Anderson. The agreement provides for a three-year term, with automatic annual renewals after the end of the initial term unless either party provides at least 90 days’ notice of non-renewal. During the employment term, Mr. Anderson will serve as our Chief Financial Officer.

The agreement provides for a base salary of $425,000, a target annual cash bonus opportunity of 100% of base salary and participation in our benefit plans on terms no less favorable than those offered to our other senior executives. In addition, Mr. Anderson is eligible to receive equity grants under the 2020 Plan during the employment term, as determined by our compensation committee in its discretion.

In the event a termination of Mr. Anderson’s employment by us for “cause” or by him without “good reason” (each as defined in the agreement), or upon expiration of the employment term following notice of non-renewal by him, Mr. Anderson will be entitled to receive certain accrued compensation and benefits. On a termination of Mr. Anderson’s employment due to his death or disability, in addition to the accrued compensation and benefits, he will be entitled to receive, subject to his execution and non-revocation of a release of claims, any earned but unpaid prior year bonus and any unvested equity awards will be governed by the terms of the applicable plan and/or award agreement.

On a termination of Mr. Anderson’s employment by us without cause or by him for good reason, or upon expiration of the employment term following notice of non-renewal by us, Mr. Anderson will be entitled to receive, in addition to the accrued compensation and benefits and earned but unpaid prior year bonuses, subject to his execution and non-revocation of a release of claims, the following severance payments and benefits:

•	a pro-rata bonus for the year of termination (based on actual performance through the termination date), paid in a lump sum;

•	one times then-current base salary, paid in equal installments over the 12-month period following the termination date;

•	accelerated vesting of any outstanding equity awards that are scheduled to vest within one year of the termination date; and

•	Company-paid COBRA premiums during the shorter of one year or the continuation period for which he is eligible.

In the event Mr. Anderson’s employment is terminated by us without cause or by him with good reason, or upon expiration of the employment term following notice of non-renewal by us, in each case within one month before or 24 months following a Change in Control (as defined under the 2020 Plan), Mr. Anderson will be entitled to receive, in addition to the accrued compensation and benefits and any earned but unpaid prior year bonuses, subject to his execution and non-revocation of a release of claims, the following enhanced severance payments and benefits:

•	then-current target bonus for the year of termination, paid within 30 days following the termination date;

•	one times then-current base salary, paid in equal installments over the 12-month period following the termination date;

•	accelerated vesting of all outstanding equity awards (with applicable performance goals treated as achieved at target); and

•	Company-paid COBRA premiums during the shorter of one year or the continuation period for which he is eligible.

Mr. Anderson is subject to restrictions on non-competition (during employment and for 12 months post-termination), non-solicitation of customers and employees (during employment and for 24 months post-termination), confidentiality (in perpetuity), the assignment of intellectual property rights and mutual non-disparagement.

Kurt Knight

On August 26, 2020, we entered into an employment agreement with Kurt Knight. The agreement provides for a three-year term, with automatic annual renewals after the end of the initial term unless either party provides at least 90 days’ notice of non-renewal. During the employment term, Mr. Knight will serve as our Chief Operating Officer.

The agreement provides for a base salary of $425,000, a target annual cash bonus opportunity of 80% of base salary and participation in our benefit plans on terms substantially comparable to those offered to our other senior executives. In addition, Mr. Knight is eligible to receive equity grants under the 2020 Plan (as defined below) during the employment term, as determined by our compensation committee in its discretion.

In the event of a termination of Mr. Knight’s employment by us for “cause” or by him without “good reason” (each as defined in the agreement), Mr. Knight will be entitled to receive certain accrued compensation and benefits. On a termination of Mr. Knight’s employment due to his death or disability, in addition to the accrued compensation and benefits, Mr. Knight will be entitled to receive, subject to his execution and non-revocation of a release of claims, any earned but unpaid prior year bonus and any unvested equity awards will be governed by the terms of the applicable plan and/or award agreement.

On a termination of Mr. Knight’s employment by us without cause or by him for good reason, Mr. Knight will be entitled to receive, in addition to the accrued compensation and benefits and any earned but unpaid prior year bonuses, subject to his execution and non-revocation of a release of claims, the following severance payments and benefits:

•	a pro-rata bonus for the year of termination (based on actual performance through the termination date), paid in a lump sum;

•	one times then-current base salary, paid in equal installments over the 12-month period following the termination date; and

•	Company-paid COBRA premiums during the shorter of one year or the continuation period for which he is eligible.

In addition, any outstanding equity awards held by Mr. Knight at the time of termination will be governed by the terms of the applicable plan and/or award agreement.

On a termination of Mr. Knight’s employment upon expiration of the employment term, Mr. Knight will receive the accrued compensation and benefits and his outstanding equity awards will be treated in accordance with the terms of the applicable plan and/or award agreement.

In the event Mr. Knight’s employment is terminated by us without cause or by him with good reason within one month before or 24 months following a Change in Control (as defined under the 2020 Plan), Mr. Knight will be entitled to receive, in addition to the accrued compensation and benefits and any earned but unpaid prior year bonuses, subject to his execution and non-revocation of a release of claims, the following enhanced severance payments and benefits:

•	then-current target bonus for the year of termination, paid within 30 days following the termination date;

•	one times then-current base salary, paid in equal installments over the 12-month period following the termination date;

•	accelerated vesting of all outstanding equity awards (with any applicable performance goals treated as achieved at target levels); and

•	Company-paid COBRA premiums during the shorter of one year or the continuation period for which he is eligible.

Mr. Knight is subject to restrictions on non-competition (during employment and for 12 months post-termination), non-solicitation of customers and employees (during employment and for 12 months post-termination), confidentiality (in perpetuity), the assignment of intellectual property rights and mutual non-disparagement.

Restrictive Covenant Agreements

The non-competition, non-solicitation, confidentiality and, in the case of Messrs. Anderson and Knight, assignment of intellectual property, covenants applicable to each of our NEOs are described above under “Employment Agreements”. In addition, each of our co-CEOs has entered into a restrictive covenant agreement with us which provides for the assignment of intellectual property rights.

2019 Bonuses

Our named executive officers were eligible to receive bonuses in respect of performance during the 2019 fiscal year. For 2019, Messrs. Anderson and Knight had a target bonus that was assigned by our co-CEOs and reviewed and approved by the compensation committee of our board of directors. Our compensation committee generated a target bonus and criteria for each of our co-CEOs which were then approved by our board of directors.

Bonuses for the 2019 fiscal year were payable based on the achievement of both corporate and individual performance goals. Corporate performance objectives were based on company revenue and utilization thresholds. Individual performance goals were established and evaluated by, in the case of our co-CEOs, our compensation committee (as approved by our board of directors), and, in the case of Messrs. Anderson and Knight, our co-CEOs. For 2019, the target bonuses for each of our NEOs were as follows: (i) Mr. Ido Schoenberg, $650,000; (ii) Mr. Roy Schoenberg, $650,000; (iii) Mr. Anderson, $420,000; and (iv) Mr. Knight, $250,000. After evaluating the 2019 performance goals, our board of directors decided to pay out 2019 bonuses to our NEOs at their respective target bonus amounts.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information concerning outstanding equity awards for our named executive officers as of the end of our fiscal year ended December 31, 2019. Following the reclassification of our outstanding shares of common stock, outstanding awards held by Messrs. Ido and Roy Schoenberg will be with respect to our Class B common stock, and outstanding awards held by Messrs. Anderson and Knight will be with respect to our Class A common stock.

			Option Awards				Stock Awards
Name	Grant Date		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Ido Schoenberg	10/25/2018	(1)	441,214	1,323,669	$5.56	10/25/2028	—	—	—	—
Roy Schoenberg	10/25/2018	(1)	441,214	1,323,669	$5.56	10/25/2028	—	—	—	—
Keith Anderson	8/13/2019	(2)	—	—	—	—	1,028,808	7,304,474	—	—
Kurt Knight	12/5/2019	(3)	—	—	—	—	880,000	6,248,000	—	—
	4/25/2018	(4)	99,000	165,000	$5.51	4/25/2028	—	—	—	—
	10/28/2015	(5)	87,999	0	$2.21	10/28/2025	—	—	—	—
	6/9/2014	(6)	175,999	0	$1.80	6/9/2024	—	—	—	—
	6/26/2012	(7)	131,999	0	$1.77	6/26/2022	—	—	—	—
	2/14/2011	(8)	44,000	0	$2.39	2/14/2021	—	—	—	—

(1)

Reflects grants of 72,019 incentive stock options (“ISOs”) and 1,692,864 nonqualified stock options (“NQSOs”), each of which had an exercise price of $5.56, and which vested 25% on October 25, 2019 and vest in quarterly installments for three years thereafter.

(2)	Reflects a grant of 1,322,745 RSUs which were vested 1/9th on the grant date and vest in equal 1/9th installments for two years thereafter.
(3)	Reflects a grant of 880,000 RSUs which vest 25% on December 5, 2020 and in equal quarterly installments for three years thereafter.
(4)

Reflects grants of 63,800 ISOs and 200,200 NQSOs, each of which had an exercise price of $5.51, and which vested 25% on April 25, 2019 and vest in equal quarterly installments for three years thereafter.

(5)	Reflects grants of 53,530 ISOs and 34,469 NQSOs, each of which had an exercise price of $2.21, and which vested in full on October 28, 2019.
(6)	Reflects grants of 114,012 ISOs and 61,987 NQSOs, each of which had an exercise price of $1.80, and which vested in full on January 1, 2018.
(7)	Reflects grants of 124,203 ISOs and 7,796 NQSOs, each of which had an exercise price of $1.77, and which vested in full on April 4, 2016.
(8)	Reflects a grant of 44,000 ISOs, which had an exercise price of $2.39, and which vested in full on February 14, 2015.

Other Compensation Plans

2020 Equity Incentive Plan

In July and August 2020, our board of directors adopted, and our stockholders approved, respectively, the American Well Corporation 2020 Equity Incentive Plan (the “2020 Plan”), under which we may grant cash and equity incentive awards to eligible service providers in order to attract, motivate and retain the talent for which we compete. On August 20, 2020 and August 31, 2020, we granted RSUs to certain non-NEO executive officers and employees with respect to a total of 685,031 shares of common stock, which awards will vest over a one- or four-year period following the applicable vesting start date. Following the completion of this offering, awards granted under the plan will be issued only with respect to shares of Class A common stock. All shares that remained available for issuance under our 2006 Plan as of the effectiveness of the 2020 Plan became available for issuance under the 2020 Plan and no further equity awards may be granted under our 2006 Plan. The material terms of the 2020 Plan are summarized below.

Purpose. The purpose of the 2020 Plan is to advance the interests of our stockholders by enhancing our ability to attract, retain and motivate persons who make (or are expected to make) important contributions to the Company by providing such persons with incentive compensation and equity ownership opportunities and thereby better aligning the interests of such persons with those of our stockholders.

Eligibility and Administration. Our employees, consultants and directors, and employees, consultants and directors of our parents and subsidiaries, are eligible to receive awards under the 2020 Plan. The 2020 Plan is administered by our board of directors with respect to awards to non-employee directors and by the compensation committee with respect to other participants, each of which may delegate its duties and responsibilities to committees of our directors and/or officers (referred to, collectively, as the plan administrator below), subject to certain limitations that may be imposed under Section 16 of the Exchange Act and/or stock exchange rules, as applicable. The plan administrator has the authority to make all determinations and interpretations under, prescribe all forms for use with, and adopt rules for the administration of, the 2020 Plan, subject to its express terms and conditions. The plan administrator will also set the terms and conditions of all awards under the 2020 Plan, including any vesting and vesting acceleration conditions.

Limitation on Awards and Shares Available. The maximum number of shares of our Class A common stock available for issuance under the 2020 Plan is equal to the sum of (i) 12% of the number of shares of common stock outstanding as of August 17, 2020 (the “Initial Share Pool”), increased by an amount equal to 12% of the number of additional shares of all classes of our common stock issued in connection with this offering, plus any shares of common stock remaining available for grant under the 2006 Plan and (ii) an annual increase on the first day of each year beginning in 2021 and ending in and including 2029, equal to the lesser of (A) 5% of the number of outstanding shares of all classes of our common stock on the last day of the immediately preceding fiscal year and (B) such smaller amount as determined by our board of directors; provided, however, no more than the Initial Share Pool may be issued upon the exercise of ISOs. If an award (or any part of an award) under the 2006 Plan or 2020 Plan is forfeited, expires, lapses, is terminated, surrendered, repurchased, cancelled, forfeited or is settled for cash, any shares subject to such award may, to the extent of such forfeiture, expiration, lapse, termination, surrender, cancellation, forfeiture or cash settlement, be used again for new grants under the 2020 Plan. In addition, shares tendered by a participant or withheld by us in payment of the exercise price of an award or to satisfy any tax withholding obligation with respect to an award will, as applicable, become or again be available for award grants under the 2020 Plan. The share reserve formula under the 2020 Plan is intended to provide us with the continuing ability to grant equity awards to eligible employees, directors and consultants for the ten-year term of the 2020 Plan.

Awards granted under the 2020 Plan upon the assumption of, or in substitution for, outstanding equity awards previously granted by an entity in connection with a corporate transaction, such as a merger, combination, consolidation or acquisition of property or stock will not reduce the shares for grant under the 2020 Plan. The maximum grant date fair value of awards granted to any non-employee director other than the chairman of our board of directors pursuant to the 2020 Plan during any calendar year is $750,000 (and for any non-employee director serving as the chairman of our board of directors, $1,000,000), provided that the maximum value shall be $1,000,000 with respect to the calendar year in which a non-employee director commences his or her service on our board of directors.

Awards. The 2020 Plan provides for the grant of stock options, including ISOs and NQSOs, restricted stock, dividend equivalents, RSUs, SARs, and other stock or cash based awards. No determination has been made as to the types or amounts of awards that will be granted to certain individuals pursuant to the 2020 Plan. Certain awards under the 2020 Plan may constitute or provide for a deferral of compensation, subject to Section 409A of the Code, which may impose additional requirements on the terms and conditions of such awards. All awards under the 2020 Plan will be set forth in award agreements, which will detail all terms and conditions of the awards, including any applicable vesting and payment terms and post-termination exercise limitations. Awards other than cash awards generally will be settled in shares of our Class A common stock, but the plan administrator may provide for cash settlement of any award. A brief description of each award type follows.

•

Stock Options. Stock options provide for the purchase of shares of our Class A common stock in the future at an exercise price set on the grant date. ISOs, in contrast to NQSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Code are satisfied. The exercise price of a stock option may not be less than 100% of the fair market value of the underlying share on the date of grant (or 110% in the case of ISOs granted to certain significant stockholders), except with respect to certain substitute options granted in connection with a corporate transaction. The term of a stock option may not be longer than ten years (or five years in the case of ISOs granted to certain significant stockholders).

•

SARs. SARs entitle their holder, upon exercise, to receive from us an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The exercise price of a SAR may not be less than 100% of the fair market value of the underlying share on the date of grant (except with respect to certain substitute SARs granted in connection with a corporate transaction) and the term of a SAR may not be longer than ten years.

•

Restricted Stock and RSUs. Restricted stock is an award of nontransferable shares of our Class A common stock that remain forfeitable unless and until specified conditions are met, and which may be subject to a purchase price. RSUs are contractual promises to deliver shares of our Class A common stock in the future, which may also remain forfeitable unless and until specified conditions are met. Delivery of the shares underlying RSUs may be deferred under the terms of the award or at the election of the participant, if the plan administrator permits such a deferral.

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Other Stock or Cash Based Awards. Other stock or cash based awards are awards of cash, fully vested shares of our Class A common stock and other awards valued wholly or partially by referring to, or otherwise based on, shares of our Class A common stock. Other stock or cash based awards may be available as a payment form in the settlement of other awards, as standalone payments and as payment in lieu of base salary, bonus, fees or other cash compensation otherwise payable to any individual who is eligible to receive awards.

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Dividend Equivalents. Dividend equivalents represent the right to receive the equivalent value of dividends paid on shares of our Class A common stock and may be granted alone or in tandem with awards other than stock options or SARs. Dividend equivalents are credited as of dividend record dates during the period between the date an award is granted and the date such award vests, is exercised, is distributed or expires, as determined by the plan administrator.

Vesting. Vesting conditions determined by the plan administrator may apply to each award and may include continued service, performance and/or other conditions.

Certain Transactions. In the event of certain events affecting our Class A common stock, such as stock dividends, stock splits, mergers, consolidations and other corporate events, including certain non-reciprocal transactions with our stockholders known as “equity restructurings,” the plan administrator will make equitable adjustments to the 2020 Plan and outstanding awards. In the event of a “change in control” of the Company (as defined in the 2020 Plan), the plan administrator has broad discretion to take action under the 2020 Plan. To the extent that the surviving entity in the change in control declines to assume or substitute for outstanding awards, the plan administrator may provide that all such awards will terminate in exchange for cash or other consideration, or become fully vested and exercisable in connection with the transaction. Upon or in anticipation of a change in control, the plan administrator may cause any outstanding awards to terminate at a specified time in the future and give the participant the right to exercise such awards during a period of time determined by the plan administrator in its sole discretion. Individual award agreements may provide for additional accelerated vesting and payment provisions.

Foreign Participants, Claw-Back Provisions, Transferability, and Participant Payments. The plan administrator may modify award terms, establish sub-plans and/or adjust other terms and conditions of awards, subject to the share limits described above, in order to facilitate grants of awards subject to the laws and/or stock exchange rules of countries outside of the United States. All awards will be subject to the provisions of any clawback policy implemented by us to the extent set forth in such clawback policy and/or in the applicable award agreement. Awards under the 2020 Plan are generally non-transferable, and are exercisable only by the participant, with limited exceptions for estate planning, domestic relations orders, certain beneficiary designations and the laws of descent and distribution. With regard to tax withholding, exercise price and purchase price obligations arising in connection with awards under the 2020 Plan, the plan administrator may, in its discretion, accept cash or check, provide for net withholding of shares, allow shares of our Class A common stock that meet specified conditions to be repurchased, allow a “market sell order” or such other consideration as it deems suitable.

Plan Amendment and Termination. Our board of directors may amend or terminate the 2020 Plan at any time; however, except in connection with certain changes in our capital structure, stockholder approval will be required for any amendment that increases the number of shares available under the 2020 Plan. No award may be granted pursuant to the 2020 Plan after the tenth anniversary of the date on which our stockholders approved the Plan.

2020 Employee Stock Purchase Plan

In July and August 2020, our board of directors adopted, and our stockholders approved, respectively, the 2020 Employee Stock Purchase Plan, or the ESPP, which is expected to become effective as of January 1, 2021. Rights granted under the ESPP will be issued only with respect to shares of our Class A common stock. The material terms of the ESPP, as it is currently contemplated, are summarized below.

Purpose. The purpose of the ESPP is to assist our eligible employees in acquiring a stock ownership interest in our company and to help our eligible employees provide for their future security and to encourage them to remain in our employment. The ESPP has two components: (i) one component is intended as a tax-qualified employee stock purchase plan under Section 423(b) of the Code and (ii) the other component, which is not intended to be tax-qualified under Section 423 of the Code, authorizes the grant of rights to purchase shares of our Class A common stock pursuant to rules, procedures or sub-plans adopted by the plan administrator that are designed to achieve tax, securities laws or other objectives for eligible employees. Except as otherwise provided, the “Non-423 Component” will operate and be administered in the same manner as the “423 Component”.

Shares Available; Administration. The aggregate number of shares of our Class A common stock that will initially be reserved for issuance under our ESPP will be equal to the sum of (i) 2% of the number of shares of Class A common stock outstanding on the effective date of this offering, and (ii) an annual increase on the first day of each calendar year beginning in 2021 and ending in 2029 equal to the lesser of (A) 1% of the number of shares of Class A common stock outstanding as of the effective date of this offering, (b) 1% of the outstanding number of shares of all classes of our common stock on the final day of the immediately preceding calendar year or (c) such smaller number of shares of Class A common stock as determined by our board of directors. Our board of directors or the compensation committee will have authority to interpret the terms of the ESPP and determine eligibility of participants. We expect that the compensation committee of our board of directors will be the initial administrator of the ESPP.

Eligibility. We expect that our employees, other than employees who, immediately after the grant of a right to purchase Class A common stock under the ESPP, would own (directly or through attribution) stock possessing 5% or more of the total combined voting power or value of all classes of our common or other class of stock, will be eligible to participate in the ESPP. However, consistent with Section 423 of the Code, the plan administrator may provide that other groups of employees, including without limitation those who do not meet designated service requirements or those whose participation would be in violation of applicable foreign laws, will not be eligible to participate in the ESPP.

Grant of Rights. Shares of our Class A common stock will be offered under the ESPP during offering periods. The length of the offering periods under the ESPP will be determined by the plan administrator and may be up to 27 months long. Employee payroll deductions will be used to purchase shares on each purchase date during an offering period. The purchase dates for each offering period will be the final trading day in each purchase period. Offering periods under the ESPP will commence when determined by the plan administrator. The plan administrator may, in its discretion, modify the terms of future offering periods.

The ESPP will permit participants to purchase Class A common stock through payroll deductions of up to a fixed dollar amount or percentage of their eligible compensation, which includes a participant’s gross base compensation for services to us. The plan administrator may establish a maximum number of shares that may be purchased by a participant during any offering period. In addition, no employee will be permitted to accrue the right to purchase stock under the ESPP at a rate in excess of $25,000 worth of shares during any calendar year during which such a purchase right is outstanding (based on the fair market value per share of our Class A common stock as of the first day of the offering period).

On the first trading day of each offering period, each participant will automatically be granted an option to purchase shares of our Class A common stock. The option will expire at the end of the applicable offering period and will be exercised on each purchase date during such offering period to the extent of the payroll deductions accumulated during the offering period. The purchase price of the shares will not be less than 85% of the fair market value of our Class A common stock on the purchase date, which will be the final trading day of the purchase period. Participants may voluntarily end their participation in the ESPP prior to the end of the applicable offering period, and will be paid their accrued payroll deductions that have not yet been used to purchase shares of Class A common stock. Participation will end automatically upon a participant’s termination of employment.

A participant will not be permitted to transfer rights granted under the ESPP other than by will, the laws of descent and distribution or as otherwise provided under the ESPP.

Certain Transactions. In the event of certain transactions or events affecting our Class A common stock, such as any stock dividend or other distribution, reorganization, merger, consolidation or other corporate transaction, the plan administrator will make equitable adjustments to the ESPP and outstanding rights. In addition, in the event of any of the foregoing transactions or events or certain significant transactions, the plan administrator may provide for (1) either the replacement of outstanding rights with other rights or property, or termination of outstanding rights in exchange for cash, (2) the assumption or substitution of outstanding rights by the successor or survivor corporation or parent or subsidiary thereof, if any, (3) the adjustment in the number and type of shares of stock subject to outstanding rights, (4) the use of participants’ accumulated payroll deductions to purchase stock on a new purchase date prior to the next scheduled purchase date and termination of any rights under ongoing offering periods or (5) the termination of all outstanding rights.

Non-U.S. Employees and Sub-Plans. The 423 Component of the ESPP is intended to provide eligible employees of the Company and its designated subsidiaries with the opportunity to participate in the ESPP in a manner that is intended to qualify under Section 423 of the Code. However, the Non-423 Component of the ESPP authorizes the establishment of rules, procedures, agreements, appendices, or sub-plans to the ESPP to facilitate participation in the ESPP by eligible employees of certain subsidiaries in particular locations outside the United States in a manner that does not comply with Section 423.

The plan administrator may adopt such rules, procedures, agreements, appendices, or sub-plans relating to the operation and administration of the Non-423 Component of the ESPP to accommodate local laws, customs, and procedures for jurisdictions outside of the United States, the terms of which may take precedence over provisions of the ESPP, other than with respect to the number of securities subject to the ESPP.

Plan Amendment. The plan administrator may amend, suspend or terminate the ESPP at any time. However, stockholder approval of any amendment to the ESPP will be required for any amendment that increases the aggregate number, or changes the type, of shares that may be sold pursuant to rights under the ESPP, changes the corporations or classes of corporations the employees of which are eligible to participate in the ESPP, or changes the ESPP in any manner that would cause the ESPP to no longer be an employee stock purchase plan within the meaning of Section 423(b) of the Code.

American Well Corporation 2006 Employee, Director and Consultant Stock Plan

In November 2006, our board of directors adopted our 2006 Plan. As of June 30, 2020, we had granted options with respect to 41,674,832 shares of our common stock under the 2006 Plan, of which 26,422,339 were subject to ISOs and 15,252,493 were subject to NQSOs, and we had granted RSUs with respect to 8,836,871 shares of our common stock. As of June 30, 2020, 13,708,783 ISOs were outstanding, 11,324,782 NQSOs were outstanding, 7,750,221 RSUs were outstanding, and 7,221,651 shares of our common stock remained available for future grants. The ISOs and NQSOs outstanding as of June 30, 2020 had a weighted-average exercise price of $3.87 and $4.31 per share of our common stock, respectively. In addition, as of June 30, 2020, we had granted stock grants (described below) with respect to 108,680 shares of our common stock under the 2006 Plan, none of which remain outstanding. On August 12, 2020, we granted RSUs with respect to 3,344,000 shares of common stock to certain of our executive officers (including Messrs. Anderson and Knight who each received a grant with respect to 616,000 shares) and key employees, 451,000 of which were vested as of the grant date, with the remainder vesting over a three or four year period thereafter. In connection with the adoption and approval of the 2020 Plan, the then-remaining shares of our common stock reserved for grant or issuance under the 2006 Plan became available for issuance under the 2020 Plan, and no further grants will be made under the 2006 Plan. In connection with this offering, the common shares underlying outstanding awards granted under the 2006 Plan will be reclassified into shares of Class A common stock, except that shares underlying awards held by Messrs. Ido and Roy Schoenberg will be exchanged for shares of Class B common stock.

Purpose of the 2006 Plan. The 2006 Plan is intended to encourage ownership of shares of our common stock by our employees, directors and certain consultants in order to attract and retain such employees, directors and consultants and to induce them to work for, and promote the success of, the Company or an affiliate.

Types of Awards; Eligibility. The 2006 Plan provides for the grant of stock options, which may be ISOs or NQSOs, awards of stock grants and RSUs to our employees, directors or consultants.

Shares Subject to the 2006 Plan. As of June 30, 2020, the aggregate number of shares of our common stock reserved for grant or issuance under the 2006 Plan was 40,005,437, subject to the effect of any stock split, stock dividend, combination, recapitalization or similar transaction, as determined by the plan administrator.

Administration of the 2006 Plan. Our board of directors, or a committee delegated by our board of directors, serves as the administrator of the 2006 Plan. The administrator is authorized to interpret the provisions of the 2006 Plan or of any award granted thereunder and to make all rules and determinations which it deems necessary or advisable for the administration of the 2006 Plan. The administrator is also authorized to determine eligible participants under the 2006 Plan and the number of shares of our common stock subject to awards granted under the 2006 Plan, and may specify the terms and conditions of awards granted under the 2006 Plan.

Stock Options. The terms of ISOs and NQSOs are set forth in an award agreement under the 2006 Plan and are subject to terms and conditions deemed appropriate by the plan administrator. The award agreement sets forth the exercise price of a stock option, provided that the exercise price of a NQSO may not be less than 85% of the fair market value of our common stock on the grant date and the exercise price of an ISO may not be less than 100% of the fair market value of our common stock on the grant date, except in the case of an ISO granted to an individual who owns stock representing more than 10% of the combined voting power of all classes of our stock or the stock of an affiliate, the exercise price may not be less than 110% of the fair market value of our common stock on the grant date. The award agreement will also provide the dates on which an option may vest, become exercisable or any conditions or goals applicable to the exercisability of an option. The term of an ISO may not exceed ten years from the grant date, except in the case of an individual who owns more than 10% of the combined voting power of all classes of our stock or the stock of an affiliate, the term may not exceed five years from the grant date. The aggregate fair market value of our common stock subject to ISOs that become exercisable in any calendar year may not exceed $100,000.

The plan administrator may, in its discretion, amend any term or condition of an outstanding option, provided that such amendment is permitted by the 2006 Plan, is consented to by the participant or does not cause an adverse tax consequence under Section 409A of the Code. The plan administrator may accelerate the exercise date of any option, provided that such acceleration does not violate the $100,000 annual vesting limitation applicable to ISOs under the 2006 Plan.

Stock Grants. Grants of our shares of common stock are granted pursuant to a form of agreement approved by the plan administrator. The plan administrator determines the terms and conditions of a stock grant, provided that each award agreement will state the number of shares of our common stock subject to the stock grant, the purchase price per share of our common stock covered by the grant (which purchase price may not be less than the minimum consideration required by the Delaware General Corporation Law on the grant date) and the terms of any right of repurchase by us of the shares of our common stock covered by the stock grant, including the time and events upon which such rights will accrue and the applicable purchase price (if any).

The plan administrator may, in its discretion, amend any term or condition of an outstanding stock grant, provided that such amendment is permitted by the 2006 Plan and is consented to by the participant.

Restricted Stock Units. The terms of RSUs are set forth in an award agreement under the 2006 Plan and are subject to terms and conditions deemed appropriate by the plan administrator. The plan administrator determines the terms and conditions of a stock grant, provided that each award agreement will state the number of shares of our Class A common stock subject to the RSUs, the dates on which the RSUs may vest and/or be settled and that settlement of RSUs may be conditioned upon the participant’s execution of an agreement in a form satisfactory to the plan administrator providing for certain protections for our company and our stockholders.

RSUs may be settled in shares of our common stock, cash or a combination thereof, as determined by the plan administrator and stated in the applicable award agreement. The plan administrator may accelerate the vesting of any installment of RSUs.

The plan administrator may, in its discretion, amend any term or condition of outstanding RSUs, provided that such amendment is permitted by the 2006 Plan, is consented to by the participant or does not cause an adverse tax consequence under Section 409A of the Code.

Effect of Termination of Service on Options. In the event a participant’s service relationship with us or an affiliate ceases for any reason other than for “cause” (as defined in the 2006 Plan) or due to death or “disability” (as defined in the 2006 Plan), the award agreement will provide for the term during which any vested options may be exercised, provided that an ISO may not be exercised later than three months after the termination date. Unless the terms of an award agreement provide otherwise, if the participant’s service relationship with us or an affiliate is terminated by us for cause, all outstanding and unexercised options will immediately be forfeited. Unless the terms of an award agreement provide otherwise, in the event a participant’s service relationship with us or an affiliate ceases due to the participant’s death or disability, any vested options (including a prorated portion of any options that would have vested on the next vesting had the participant’s death or disability not occurred) may be exercised within one year following the date of such death or disability.

Effect of Termination of Service on Stock Grants. Unless the terms of an award agreement provide otherwise, in the event of a participant’s termination of service other than for cause or due to death or disability, before any forfeiture provisions or rights of repurchase have lapsed, then we may cancel or repurchase the number of shares of our common stock subject to such stock grant. Unless the terms of an award agreement provide otherwise, in the event a participant’s service relationship with us or an affiliate is terminated for cause, all shares of our common stock subject to such stock grant will be immediately subject to repurchase by us at the purchase price specified in such grant. Unless the terms of an award agreement provide otherwise, in the event a participant’s service relationship with us or an affiliate ceases due to the participant’s death or disability, any forfeiture provisions or rights of repurchase that have not lapsed will become exercisable.

Effect of Termination of Service on RSUs. Unless the terms of an award agreement provide otherwise, in the event of a participant’s termination of service other than for cause or due to death or disability before all vesting conditions have been satisfied, then any RSUs that are not vested as of the termination date will be forfeited. Unless the terms of an award agreement provide otherwise, in the event a participant’s service relationship with us or an affiliate is terminated for cause, all outstanding RSUs, whether vested or unvested, will be immediately forfeited. Unless the terms of an award agreement provide otherwise, in the event a participant’s service relationship with us or an affiliate ceases due to the participant’s death or disability, the RSUs will be forfeited to the extent their vesting conditions have not been satisfied as of the date of such termination of service; provided that, to the extent the RSUs vest periodically, the RSUs will vest on a prorated basis as of the date of the participant’s death or disability.

Adjustments; Corporate Transactions. In the event of a stock dividend or stock split of our common stock, the number of shares of our common stock deliverable upon the exercise of an option, acceptance of a stock grant or settlement of RSUs will be appropriately increased or decreased proportionately, and appropriate adjustments will be made, including in the purchase price per share of our common stock subject to such awards, if any, and in the overall number of shares of our common stock available for issuance under the 2006 Plan. In the event of certain corporate transactions, the plan administrator or the successor board of directors must, with respect to outstanding awards, (i) provide for the continuation of awards and substitution of shares with shares of the acquiring entity or (ii) terminate all awards in exchange for a cash payment equal to the excess of the fair market value of the shares of our common stock subject to such awards over the exercise price or purchase price, if any. In the case of options, the plan administrator or successor board of directors may also require that options be exercised within a specified number of days after which they will be terminated.

Amendment and Termination. The 2006 Plan will terminate on November 17, 2026, unless terminated at an earlier date by vote of our stockholders or our board of directors. The 2006 Plan may be amended by our stockholders or by the plan administrator, provided that no modification or amendment of the 2006 Plan may, without the consent of a participant, adversely affect his or her rights under an option or stock grant.

Governing Law. The 2006 Plan is construed and enforced in accordance with the law of the State of Delaware.

Retirement Benefits

We maintain a tax-qualified defined contribution plan (the “401(k) Plan”), under which our employees, including our named executive officers, are eligible to participate. Under the 401(k) Plan, participants may defer a portion of their annual compensation on a pre-tax basis. In addition, we make a matching contribution of up to 3% of a participant’s contribution.

We do not provide a pension plan for employees and none of our named executive officers participates in a nonqualified deferred compensation plan.

Executive Severance Arrangements

The amounts payable to each of our NEOs in connection with a termination of his employment with us are described above under “Employment Agreements”.

Director Compensation

The following table sets forth information concerning the compensation earned by each of our non-employee directors during the fiscal year ended December 31, 2019.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)	Total ($)
Nazim Cetin	—	—	—
Stephen Schlegel	—	—	—
Stanley Morten(2)	75,000	—	75,000
Brendan O’Grady	—	—	—
Deval Patrick	75,000	—	75,000
Derek Ross	—	—	—
Peter Slavin	75,000	—	75,000
Delos Cosgrove(3)	75,000	753,792	828,792

(1)

The aggregate number of option awards outstanding for each of our non-employee directors as of December 31, 2019 was: Mr. Cetin, 0; Mr. Schlegel, 0; Mr. Morten, 121,000; Mr. O’Grady, 231,000; Mr. Patrick, 352,000; Mr. Ross, 0; Mr. Slavin, 352,000; and Mr. Cosgrove, 264,000.

(2)	Mr. Morten ceased to be a director in September 2020.
(3)	Mr. Cosgrove joined our board of directors on November 19, 2019.

Certain of our non-employee directors, currently Messrs. Cosgrove, Patrick and Slavin, are eligible to receive compensation for their service on our board of directors. Board members who are also our employees are not paid additional compensation for their service on our board.

Under our director compensation program, our non-employee directors may receive annual cash retainers and initial option grants, as follows: (i) annual cash retainer of $75,000 for each year of service paid in advance and (ii) an initial stock option grant to purchase 264,000 shares of our Class A common stock, which vest with respect to 25% of the options on the first anniversary of the grant date and with respect to the remaining 75%, in equal quarterly installments thereafter. Directors are re-evaluated for additional option grants on a periodic basis.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

We describe below transactions and series of similar transactions, during our last three fiscal years or currently proposed, to which we were a party or will be a party, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•	any of our directors, executive officers or beneficial holders of more than 5% of any class of our capital stock had or will have a direct or indirect material interest.

Other than as described below, there have not been, nor are there any currently proposed, transactions or series of similar transactions meeting this criteria to which we have been or will be a party other than compensation arrangements, which are described where required under “Management—Board Structure and Compensation of Directors” and “Executive Compensation.”

Preferred Stock Financings

In 2006, we sold 3,178,650 shares of our Series A convertible preferred stock, $0.01 par value per share, at a price of $10.00 per share. We repurchased 48,573 shares of Series A convertible preferred stock on May 14, 2018 from existing holders following the completion of a tender offer at $60.00 per share.

In 2008, we sold 787,725 shares of our Series B convertible preferred stock, $0.01 par value per share, at a price of $30.00 per share

In 2010, we first sold Series C convertible preferred stock, $0.01 par value per share, at a price of $45.00 per share. Between 2010 and 2015, we had multiple closings, resulting in the issuance of 2,477,972 shares to at $45.00 per share.

In 2015, we raised the price of our Series C convertible preferred stock to $55.00. Between 2015 and 2017, we had multiple closings, resulting in the issuance of 559,408 shares at $55.00 per share.

In 2016, we raised the price of our Series C convertible preferred stock to $65.00. Since 2016, we had multiple closings, resulting in the issuance of 4,842,546 shares at $65.00 per share.

In 2018, we had multiple closings for sales of shares of our Series C convertible preferred stock, resulting in the issuance of 5,526,982 shares at $65.00 per share.

In 2019, we had multiple closings for sales of shares of our Series C convertible preferred stock, resulting in the issuance of 1,085,386 shares at $75.00 per share.

In 2020, we had multiple closings for sales of shares of our Series C convertible preferred stock, resulting in the issuance of 170,000 shares at $75.00 per share and 1,342,750 shares at $100.00 per share.

The following table sets forth the number of shares of our Series C convertible preferred stock purchased by one of our directors and certain related parties and their affiliates:

Name	Number of Shares	Price per Share
Teva Pharmaceutical Industries Ltd.	1,212,121	$55
Allianz Digital Corporate Ventures Luxembourg S.a.r.l.	1,288,944	$65, $100
Stanley (Bud) Morten(1)	6,000	$45

(1)	Mr. Morten ceased to be a director in September 2020.

All of our preferred stock will convert to Class A common stock on a 8.8-to-1 basis immediately prior to the closing of this offering.

Investors’ Rights Agreement

We entered into our Second Amended and Restated Investors’ Rights Agreement, dated as of October 8, 2010, as amended by the First Amendment to the Second Amended and Restated Investors’ Rights Agreement, dated as of November 1, 2016 and the Second Amendment to the Second Amended and Restated Investors’ Rights Agreement, dated as of May 29, 2018 or, collectively, our Investors’ Rights Agreement, with certain holders of our convertible preferred stock, including entities with which certain of our directors, Messrs. O’Grady, Schlegel, Cetin and Ross, are affiliated. These stockholders are entitled to rights with respect to the registration of their shares following this offering under the Securities Act. For a description of these registration rights, see “Description of Capital Stock—Registration Rights.”

The Investors’ Rights Agreement and related investor agreements provide for other rights and obligations, including certain drag-along and tag-along rights, as well as pre-emptive rights to participate in issuances by us of equity and board of directors representation, but these obligations all terminate immediately prior to the closing of this offering.

Provision of Telehealth Services

We also contract with and provide telehealth services to certain affiliated parties, including Teva Pharmaceuticals, Anthem and Cleveland Clinic. For additional information, see Note 22 to our consolidated financial statements included in this prospectus.

Loan to Officer

During the year ended December 31, 2019, we entered into secured promissory notes with our Chief Financial Officer in the amount of $1.78 million at stated interest rates of approximately 1.6%, compounded annually. These loans were to fund the taxes associated with the restricted stock units and are collateralized by all of the capital stock of the Company that the employee owned or would own in the future and the employee’s personal assets. These loans are recorded within prepaids and other current assets in our consolidated balance sheet. The loans outstanding were repaid immediately prior to this filing.

Transactions with Certain of Our Executive Officers and Other Employees

We intend to use a portion of the net proceeds that we receive from this offering to repurchase 1,496,545 issued and outstanding shares of Class A and Class B common stock (based on an assumed initial public offering price of $15.00, which is the midpoint of the price range set forth on the cover page of this prospectus) from certain of our executive officers and other employees at a purchase price per share equal to the initial public offering price per share of our Class A common stock to permit such executive officers and other employees to pay taxes owed in connection with the vesting of equity awards. The following table sets forth the cash proceeds that our executive officers and other employees will receive from the purchase by us of Class A and Class B common stock with the net proceeds of this offering:

Names	Shares of Class A or Class B common stock held before this offering(1)	Shares of Class A or Class B common stock to be sold to us	Cash Proceeds ($)
Ido Schoenberg	16,405,603	511,840	6,314,664
Roy Schoenberg	16,405,603	511,840	6,314,664
Keith Anderson	2,505,537	362,436	4,190,802
Kurt Knight	154,000	57,259	727,369
Jason Medeiros	216,252	32,720	415,648
Bradford Gay	257,647	20,450	259,780

(1)	Share figures include RSUs that have vested, but exclude any shares underlying options that have vested and have not yet been exercised.

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and executive officers. These agreements provide that the Company shall hold harmless and indemnify each indemnitee against all expenses and losses actually and reasonably incurred by him or her by reason of the fact that he or she is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, in each case, to the fullest extent permitted under the DGCL.

Policy Concerning Related Person Transactions

Prior to the consummation of this offering, our board of directors will adopt a written policy, which we refer to as the related person transaction approval policy, for the review of any transaction, arrangement or relationship in which we are a participant, if the amount involved exceeds $120,000 and one of our executive officers, directors, director nominees or beneficial holders of more than 5% of our total equity (or their immediate family members), each of whom we refer to as a related person, has a direct or indirect material interest. This policy was not in effect when we entered into the transactions described above.

If a related person proposes to enter into such a transaction, arrangement or relationship, which we refer to as a related person transaction, the related person must report the proposed related person transaction to the chairman of our Audit Committee. The policy calls for the proposed related person transaction to be reviewed and, if deemed appropriate, approved by the Audit Committee. In approving or rejecting such proposed transactions, the Audit Committee will be required to consider relevant facts and circumstances. The Audit Committee will approve only those transactions that, in light of known circumstances, are deemed to be in our best interests. In the event that any member of the Audit Committee is not a disinterested person with respect to the related person transaction under review, that member will be excluded from the review and approval or rejection of such related person transaction; provided, however, that such Audit Committee member may be counted in determining the presence of a quorum at the meeting of the Audit Committee at which such transaction is considered. If we become aware of an existing related person transaction which has not been approved under the policy, the matter will be referred to the Audit Committee. The Audit Committee will evaluate all options available, including ratification, revision or termination of such transaction. In the event that management determines that it is impractical or undesirable to wait until a meeting of the Committee to consummate a related person transaction, the chairman of the Audit Committee may approve such transaction in accordance with the related person transaction approval policy. Any such approval must be reported to the Audit Committee at its next regularly scheduled meeting.

Transactions with Others

Dr. Ido Schoenberg’s son, Dan Wahrhaft, is employed with the Company as Senior Director, Sales & Account Management. Mr. Wahrhaft received aggregate compensation, inclusive of his base salary, bonus, equity awards and Company contribution under the Company’s defined contribution retirement plan, of $173,359 for his employment in the year ended December 31, 2019.

Since January 1, 2018, the Company has employed Phyllis Gotlib, Dr. Ido Schoenberg’s wife, as President, American Well International pursuant to the terms of an employment agreement entered into with Ms. Gotlib as of such date. In 2019, Ms. Gotlib has received aggregate compensation, inclusive of her base salary, bonus, Company contributions under the Company’s defined contribution retirement plan and other perks customary to executive officers in Israel of $709,481.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our Class A and Class B common stock, as of August 31, 2020 by:

•	each person or group of affiliated persons known by us to beneficially own more than 5% of our Class A or Class B common stock;

•	each of our named executive officers;

•	each of our directors;

•	all of our executive officers and directors as a group; and

•	each selling stockholder.

The number of shares beneficially owned by each stockholder is determined under rules issued by the SEC. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power. Applicable percentage ownership prior to this offering is based on 183,686,573 shares of our common stock (including all shares issuable upon the automatic conversion of all shares of our preferred stock upon the closing of this offering) as of August 31, 2020, which will be automatically reclassified into 153,736,247 shares of Class A common stock and 29,950,326 shares of our Class B common stock immediately prior to this offering. Percentage ownership after this offering is based on 188,263,382 shares of Class A common stock and 28,926,646 shares of Class B common stock, which further reflects the sale of 35,000,000 shares of Class A common stock in this offering and the repurchase of an aggregate of 1,496,545 shares of Class A or Class B common stock (based on an assumed initial public offering price of $15.00, which is the midpoint of the price range set forth on the cover page of this prospectus) pursuant to the Net Share Settlement, and the Google Investment. In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, shares of common stock subject to options or other rights held by such person that are currently exercisable or will become exercisable within 60 days of August 31, 2020 are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person. Unless noted otherwise, the address of all listed stockholders is c/o 75 State Street, 26th Floor, Boston, MA 02109. Each of the stockholders listed has sole voting and investment power with respect to the shares beneficially owned by the stockholder unless noted otherwise, subject to community property laws where applicable.

Name of Beneficial Owner	Shares Beneficially Owned Before the Offering				% of Total Voting Power Before Offering(1)	Shares Offered Hereby	Shares Beneficially Owned After the Offering Assuming the Underwriters’ Option Is Not Exercised(1)				% of Total Voting Power After Offering Assuming the Underwriters’ Option Is Not Exercised(1)	Shares Beneficially Owned After the Offering Assuming Exercise of Underwriters’ Option				% of Total Voting Power After Offering Assuming Exercise of Underwriters’ Option(1)
	Class A		Class B				Class A		Class B			Class A		Class B
	Shares	%	Shares	%			Shares	%	Shares	%		Shares	%	Shares	%
5% Equity Holders
Allianz Digital Corporate Ventures Luxembourg S.A.R.L.(2)	11,342,707	7.38%	—	—	3.62%	—	11,342,707	6.02%	—	—	2.95%	11,342,707	5.91%	—	—	2.90%
Teva Pharmaceutical Industries(3)	10,666,664	6.94%	—	—	3.40%	—	10,666,664	5.67%	—	—	2.78%	10,666,664	5.56%	—	—	2.73%
Directors and Named Executive Officers
Ido Schoenberg(4)	—	—	16,978,455	50.00%	25.50%	—	—	—	16,466,616	50.00%	25.50%	—	—	16,466,616	50.00%	25.50%
Roy Schoenberg(4)	—	—	16,978,455	50.00%	25.50%	—	—	—	16,466,616	50.00%	25.50%	—	—	16,466,616	50.00%	25.50%
Keith W. Anderson	*	*	—	—	*	—	*	*	—	*	—	*	*	—	—	*
Kurt Knight	*	*	—	—	*	—	*	*	—	*	—	*	*	—	—	*
Deval Patrick	*	*	—	—	*	—	*	*	—	*	—	*	*	—	—	*
Brendan O’Grady	*	*	—	—	*	—	*	*	—	*	—	*	*	—	—	*
Dr. Peter Slavin	*	*	—	—	*	—	*	*	—	*	—	*	*	—	—	*
Dr. Nazim Cetin	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Derek Ross	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Stephen Schlegel	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Dr. Delos (Toby) Cosgrove	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
All current directors and executive officers as a group (17 persons)	2,853,451	1.85%	33,956,910	100.00%	51.91%	—	2,380,586	1.26%	32,933,232	100.00%	51.62%	2,380,586	1.24%	32,933,232	100.00%	51.61%
Selling Stockholders
CCF Partners II, LLC(5)	5,381,200	3.50%	—	—	1.72%	440,000	5,381,200	2.86%	—	—	1.40%	4,941,200	2.58%	—	—	1.26%
Vinler International Ltd.(6)	2,761,440	1.80%	—	—	*	132,000	2,761,440	1.47%	—	—	*	2,630,320	1.37%	—	—	*
Bridger Healthcare, Ltd.(7)	1,866,981	1.21%	—	—	*	280,042	1,866,981	*	—	—	*	1,586,939	*	—	—	*
The Charles V. Roven Trust Dated April 5, 2006(8)	1,485,765	*	—	—	*	28,837	1,485,765	*	—	—	*	1,456,928	*	—	—	*
The Exemption Trust Under the Steel Roven Revocable Trust Dated June 28, 1996(9)	1,485,765	*	—	—	*	20,055	1,485,765	*	—	—	*	1,465,710	*	—	—	*

Name of Beneficial Owner	Shares Beneficially Owned Before the Offering				% of Total Voting Power Before Offering(1)	Shares Offered Hereby	Shares Beneficially Owned After the Offering Assuming the Underwriters’ Option Is Not Exercised(1)				% of Total Voting Power After Offering Assuming the Underwriters’ Option Is Not Exercised(1)	Shares Beneficially Owned After the Offering Assuming Exercise of Underwriters’ Option				% of Total Voting Power After Offering Assuming Exercise of Underwriters’ Option(1)
	Class A		Class B				Class A		Class B			Class A		Class B
	Shares	%	Shares	%			Shares	%	Shares	%		Shares	%	Shares	%
The GTS Non-Exempt Marital Trust Under the Steel Roven Revocable Trust Dated June 28, 1996(10)	1,485,765	*	—	—	*	15,637	1,485,765	*	—	—	*	1,470,128	*	—	—	*
The Survivor’s Trust Under the Steel Roven Revocable Trust Dated June 28, 1996(11)	1,485,765	*	—	—	*	158,338	1,485,765	*	—	—	*	1,327,427	*	—	—	*
The Brandy Trust, dated April 24, 2002(12)	1,393,330	*	—	—	*	176,000	1,393,330	*	—	—	*	1,217,330	*	—	—	*
CRA Fund II LLC(13)	1,124,446	*	—	—	*	70,892	1,124,446	*	—	—	*	1,053,554	*	—	—	*
Other Selling Stockholders	1,423,389	*	—	—	*	402,255	1,423,389	*	—	—	*	1,021,134	*	—	—	*

*	Denotes less than 1.00% of beneficial ownership.
(1)

Percentage of total voting power represents voting power with respect to all shares of our Class A common stock and Class B common stock, as a single class. The holders of our Class B common stock will at all times be entitled to 51% of our voting power, and holders of our Class A common stock are entitled to one vote per share. For more information about the voting rights of our Class A and Class B common stock, see “Description of Capital Stock—Common Stock.”

(2)

Consists of 11,342,707 shares of Class A common stock held by Allianz Strategic Investments S.a r.l. The address for Allianz Strategic Investments S.a r.l. is 14, boulevard F.D. Roosevelt, L-2450 Luxembourg, Luxembourg.

(3)	Consists of 10,666,664 shares of Class A common stock held by Teva Pharmaceutical Industries. The address for Teva Pharmaceutical Industries is 5 Basel Street, Petach Tikva 49131, Israel.
(4)

Consists of 13,544,722 shares of Class B common stock, 1,764,884 shares of Class B common stock underlying options to acquire Class B common stock exercisable with 60 days of August 31, 2020 and 1,668,849 shares of Class B common stock underlying RSUs that vest and settle with 60 days of August 31, 2020. Both Ido Schoenberg and Roy Schoenberg have agreed to vote together as a group and accordingly may be deemed to have beneficial ownership of each other’s stock.

(5)	Consists of 5,381,200 shares of Class A common stock. The address for CCF Partners II, LLC is 9101 Alta Drive, Unit 107, Las Vegas, Nevada 89145.
(6)	Consists of 2,761,440 shares of Class A common stock. The address for Vinler International Ltd. is PO Box SP-63801 No. 6 Bosham Close, Camperdown Heights, Nassau, Bahamas.

(7)	Consists of 1,866,981 shares of Class A common stock. The address for Bridger Healthcare, Ltd. is 90 Park Avenue, 40th Floor, New York, New York 10016.
(8)

Consists of 192,236 shares of Class A common stock held by The Charles V. Roven Trust Dated April 5, 2006, 1,055,577 shares of Class A common stock held by The Survivor’s Trust Under the Steel Roven Revocable Trust Dated June 28, 1996 and 104,236 shares of Class A common stock held by The GTS Non-Exempt Marital Trust Under the Steel Roven Revocable Trust Dated June 28, 1996. The address for The Exemption Trust Under the Steel Roven Revocable trust Dated June 28, 1996 is 5323 Spring Valley Road, Suite 200, Dallas, Texas 75254.

(9)

Consists of 192,236 shares of Class A common stock held by The Charles V. Roven Trust Dated April 5, 2006, 1,055,577 shares of Class A common stock held by The Survivor’s Trust Under the Steel Roven Revocable Trust Dated June 28, 1996 and 133,716 shares of Class A common stock held by The Exemption Trust Under the Steel Roven Revocable Trust Dated June 28, 1996. The address for The GTS Non-Exempt Marital Trust Under the Steel Roven Revocable Trust Dated June 28, 1996 is 5323 Spring Valley Road, Suite 200, Dallas, Texas 75254.

(10)

Consists of 192,236 shares of Class A common stock held by The Charles V. Roven Trust Dated April 5, 2006, 133,716 shares of Class A common stock held by The Exemption Trust Under the Steel Roven Revocable Trust Dated June 28, 1996 and 104,236 shares of Class A common stock held by The GTS Non-Exempt Marital Trust Under the Steel Roven Revocable Trust Dated June 28, 1996. The address for The Survivor’s Trust Under the Steel Roven Revocable Trust Dated June 28, 1996 is 400 Yukon Court, Weatherford, Texas 76087.

(11)

Consists of 1,055,577 shares of Class A common stock held by The Survivor’s Trust Under the Steel Roven Revocable Trust Dated June 28, 1996, 133,716 shares of Class A common stock held by The Exemption Trust Under the Steel Roven Revocable Trust Dated June 28, 1996 and 104,236 shares of Class A common stock held by The GTS Non-Exempt Marital Trust Under the Steel Roven Revocable Trust Dated June 28, 1996. The address for The Charles V. Roven Trust Dated April 5, 2006 is 400 Yukon Court, Weatherford, Texas 76087.

(12)	Consists of 1,393,330 shares of Class A common stock. The address for The Brandy Trust, dated April 24, 2002 is 9101 Alta Drive, Unit 107, Las Vegas, Nevada 89145.
(13)	Consists of 1,124,446 shares of Class A common stock. The address for CRA Fund II LLC is c/o Berkshire Partners LLC, 200 Clarendon Street, 35th Floor, Boston, Massachusetts 02116.

DESCRIPTION OF CAPITAL STOCK

General

The following description summarizes some of the terms of our Class A common stock, amended and restated certificate of incorporation and amended and restated bylaws that will become effective upon the closing of this offering, the Investors’ Rights Agreement and of the DGCL. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description, you should refer to our amended and restated certificate of incorporation, amended and restated bylaws and the Investors’ Rights Agreement, copies of which have been or will be filed as exhibits to the registration statement of which this prospectus forms a part, as well as the relevant provisions of the DGCL. The description of our Class A common stock and preferred stock reflects changes to our capital structure that will occur upon the closing of this offering.

Following this offering, our authorized capital stock will consist of 1,000,000,000 shares of Class A common stock, per value $0.01 per share, 100,000,000 shares of Class B common stock, par value $0.01 per share, 200,000,000 shares of Class C common stock, par value $0.01 per share and 100,000,000 shares of preferred stock, par value $0.01 per share.

As of June 30, 2020, there were 179,994,441 shares of our common stock outstanding (including all shares issuable upon the automatic conversion of all shares of our preferred stock upon the closing of this offering), which will be automatically reclassified into 152,904,995 shares of Class A common stock and 27,089,446 shares of our Class B common stock immediately prior to this offering. There will be 187,432,130 shares of Class A common stock outstanding, 26,065,766 shares of Class B common stock outstanding and 6,666,667 shares of Class C common stock outstanding, assuming no exercise of the underwriters’ option to purchase additional shares (or 223,690,507 shares of common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock from us and the selling stockholders) and no exercise of outstanding options, after giving effect to the reclassification of our existing common stock into Class A and Class B common stock, the sale of the shares of Class A common stock offered hereby, the Net Share Settlement upon the closing of this offering and the Google Investment.

Common Stock

Except as otherwise expressly provided in our amended and restated certificate of incorporation or as required by applicable law and as described herein, our Class A, Class B and Class C common stock have the same rights, are equal in all respects and are treated by us as if they were one class of shares.

Voting Rights. Each share of Class A and Class C common stock will be entitled to one vote per share on all matters presented for a vote, except that our Class C common stock will not have the right to vote for elections of directors. Subject to certain conditions, our Class B common stock will collectively be entitled to a number of votes equal to the product of (x) 1.0408163 and (y) the total number of votes that would be cast at such time by the holders of the Class A and Class C common stock and any other preferred stock entitled to vote under our certificate of incorporation at such time (resulting in the Class B common stock collectively holding 51% of the total outstanding voting power), and each share of Class B common stock will be entitled to a number of votes equal to the total number of votes held by all Class B common stock divided by the total number of then outstanding shares of Class B common stock. Our shares of Class B and Class C common stock will be converted into shares of Class A common stock upon the occurrence of certain events set forth below under “—Conversion, Exchange and Transferability.” Holders of shares of Class A, Class B and Class C common stock will vote together as a single class on all matters (except that holders of Class C common stock will not have a vote with respect to the election of directors) submitted to a vote of stockholders, except as otherwise required by applicable law or as specified in our amended and restated certificate of incorporation.

Dividends. Any dividend paid or payable to the holders of shares of Class A, Class B and Class C common stock will be paid on an equal priority, pari passu basis, on a per share basis to the holders of shares of Class A,

Class B and Class C common stock, unless different treatment of the shares of each such class is approved by the affirmative vote of a majority of the voting power of the then-outstanding shares of Class A common stock entitled to vote thereon, by the affirmative vote of a majority of the voting power of the then-outstanding shares of Class B common stock entitled to vote thereon and by the affirmative vote of a majority of the voting power of the outstanding shares of Class C common stock, each voting separately as a class; provided, however, that if a dividend is paid in the form of Class A, Class B or Class C common stock (or rights to acquire shares of Class A, Class B or Class C common stock), then the holders of Class A common stock will receive Class A common stock (or rights to acquire shares of Class A common stock), holders of Class B common stock will receive Class B common stock (or rights to acquire shares of Class B common stock) and holders of Class C common stock will receive Class C common stock (or rights to acquire shares of Class C common stock) with holders of Class A, Class B and Class C common stock receiving an identical number of shares of Class A, Class B or Class C common stock (or rights to acquire such stock, as the case may be), unless approved by the affirmative vote of a majority of the voting power of the then outstanding shares of Class A common stock entitled to vote thereon, by the affirmative vote of a majority of the voting power of the then outstanding shares of Class B common stock entitled to vote thereon and by the affirmative vote of a majority of the voting power of the then outstanding shares of Class C common stock entitled to vote thereon, each voting separately as a class. For the avoidance of doubt, shares of Class B common stock or rights to acquire Class B common stock may not be issued, paid or otherwise distributed to holders of Class A common stock or holders of Class C common stock or rights to acquire Class C common stock unless approved by the affirmative vote of a majority of the then-outstanding shares of Class B common stock entitled to vote thereon.

A dividend payable in shares of any class or series of securities of the Company or any other person, other than shares of Class A, Class B or Class C common stock (or rights to acquire Class A, Class B or Class C common stock) may be declared and paid on the basis of a distribution of (i) identical securities, on an equal per share basis, to holders of Class A, Class B and Class C common stock or (ii) in the case of securities of any other Person, a separate class or series of securities to the holders of shares of Class A common stock, a different class or series of securities to the holders of shares of Class B common stock and a different class or series of securities to the holders of shares of Class C common stock, on an equal per share basis to such holders; provided that, in connection with a dividend payable in shares pursuant to (ii) above, such separate classes or series of securities do not differ in any respect other than their relative voting rights, with holders of Class B common stock receiving the class or series of securities having the highest relative voting rights and the holders of shares of Class A and Class C common stock receiving securities having lesser relative voting rights; provided that the highest relative voting rights shall be equal to the voting power of the Class B common stock as calculated pursuant to our amended and restated certificate of incorporation; provided further, that unless approved by the affirmative vote of a majority of the voting power of the then-outstanding shares of Class B common stock, entitled to vote thereon, the class or series of securities received by the holders of the Class B common stock shall provide for voting rights equal to the voting power of the Class B common stock as calculated pursuant to our amended and restated certificate of incorporation.

Liquidation. In the event of our dissolution, liquidation or winding-up of our affairs, whether voluntary or involuntary, after payment of all our preferential amounts required to be paid to the holders of any series of preferred stock, our remaining assets legally available for distribution, if any, will be distributed among the holders of the shares of Class A, Class B and Class C common stock, treated as a single class, pro rata based on the number of shares held by each such holder, unless different treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority of the voting power of the then-outstanding Class A common stock, a majority of the voting power of the then-outstanding Class B common stock and a majority of the voting power of the then outstanding Class C common stock, voting separately.

Merger, Consolidation or Tender or Exchange Offer. The holders of Class B common stock will not be entitled to receive economic consideration for their shares in excess of that payable to the holders of Class A and Class C common stock in the event of a merger, consolidation or other business combination requiring the approval of our stockholders or a tender or exchange offer to acquire any shares of our common stock, unless different treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority of the voting power of the then-outstanding Class A common stock, a majority of the voting power of the then-outstanding Class B common stock and a majority of the voting power of the then outstanding Class C common stock, voting separately. However, in any such event involving consideration in the form of securities of another corporation or other entity, the holders of shares of Class B common stock shall have their shares of Class B common stock converted into, or may otherwise be paid or distributed, such securities with a greater number of votes per share (but in no event greater than the voting rights of the Class B common stock as calculated pursuant to our amended and restated certificate of incorporation; provided that, unless otherwise approved by the affirmative vote of the holders of a majority of the voting power of the then-outstanding shares of Class B common stock entitled to vote thereon, the class or series of securities received by the holders of Class B common stock shall provide for voting rights equal to the voting power of the Class B common stock as calculated pursuant to our amended and restated certificate of incorporation) than such securities into which shares of Class A or Class C common stock, respectively, are converted, or which are otherwise paid or distributed to the holders of shares of Class A or Class C common stock, respectively.

Any merger or consolidation that is not a change of control transaction would require approval by the affirmative vote of the holders of a majority of the voting power of the then-outstanding Class A common stock and a majority of the voting power of the then-outstanding Class B common stock and a majority of the voting power of the then outstanding Class C common stock, voting separately, unless (i) the shares of Class A, Class B and Class C common stock outstanding immediately prior to such merger or consolidation are treated equally, identically and ratably or (ii) such shares are converted on a pro rata basis into shares of the surviving entity having identical rights, powers and privileges to the shares of Class A, Class B and Class C common stock in effect immediately prior to such merger or consolidation, respectively; provided that if the voting power of the Class B common stock would be adversely affected in connection with such merger or consolidation, the approval by the affirmative vote of the holders of a majority of the then-outstanding shares of Class B common stock shall be required.

Reclassification, Subdivisions and Combinations. If we reclassify, subdivide or combine in any manner our outstanding shares of Class A, Class B or Class C common stock, then all outstanding shares of Class A, Class B and Class C common stock will be reclassified, subdivided or combined in the same proportion and manner, unless different treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority of the voting power of the then-outstanding Class A common stock, a majority of the voting power of the then-outstanding Class B common stock, voting separately, and a majority of the voting power of the then outstanding Class C common stock.

Spin-offs. Any new company formed as a result of a spin-off to our stockholders must have a certificate of incorporation or other constituent document with provisions substantially similar in all material respects to the amended and restated certificate of incorporation, including provisions providing for the distribution of voting securities to holders of Class B common stock that have voting rights equal to the voting power of the Class B common stock as calculated pursuant to our amended and restated certificate of incorporation, unless a majority of the voting power of the Class B common stock otherwise consents.

Conversion, Exchange and Transferability. Shares of Class A common stock are not convertible into any other class of shares.

Each outstanding share of Class B common stock may at any time, at the option of the holder, be converted into one share of Class A common stock. In addition, each outstanding share of Class B common stock will be automatically converted into one share of Class A common stock upon any transfer of such share of Class B common stock, except for certain “permitted transfers” described in our amended and restated certificate of incorporation or, in the case of shares of Class B common stock held by any permitted transferee, upon a Founder ceasing to control such permitted transferee. “Permitted transfers” include transfers made to our Founders, any trust formed solely for the benefit of any Founder or such Founder’s family members, any partnership, corporation, foundation, charity or other entity, so long as a Founder controls such trust, partnership, corporation, foundation, charity or other entity, provided that, at such time that such Founder no longer controls such trust, partnership, corporation, foundation, charity or other entity, the shares of Class B common stock held by such entity will be automatically converted into Class A common stock.

Each outstanding share of Class B common stock will automatically convert into one share of Class A common stock on the first business day (i) after the date on which the outstanding shares of Class B common stock constitutes less than 5% of the aggregate number of shares of common stock then outstanding, (ii) after the date on which neither Founder is serving as an executive officer, (iii) following seven years after the date our amended and restated certificate of incorporation becomes effective, provided that, such period may, to the extent permitted by law and applicable stock exchange rules, be extended for three years upon the affirmative vote of the holders of a majority of the voting power of the then-outstanding shares of Class A common stock entitled to vote thereon, voting separately as a class.

In addition, all of our shares of Class B common stock will convert into shares of Class A common stock if our board of directors approves such conversion with the consent of a majority of the voting power of the Class B common stock.

Other than as described above or set forth in our amended and restated certificate of incorporation, our Class B common stock will not automatically be converted into Class A common stock. Once converted into Class A common stock, the Class B common stock may not be reissued.

Shares of our Class C common stock will be convertible into shares of our Class A common stock on a one-for-one basis at the option of the holder upon determination that an HSR filing is not necessary prior to the holder’s conversion of such shares or, if required, upon expiration or termination of the HSR waiting period.

Other Provisions. The holders of our common stock will not have any preemptive, cumulative voting, subscription, conversion, redemption or sinking fund rights. The common stock will not be subject to future calls or assessments by us. The rights and privileges of holders of our common stock are subject to any series of preferred stock that we may issue in the future, as described below.

Under our amended and restated certificate of incorporation, the rights, powers, preferences and privileges of the shares of Class B common stock may not be adversely affected in any manner without the affirmative vote of the holders of a majority of the then-outstanding shares of Class B entitled to vote thereon.

Before the date of this prospectus, there has been no public market for our Class A common stock.

Preferred Stock

Our board of directors has the authority to issue the preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders.

The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control without further action by the stockholders and may adversely affect the voting and other rights of the holders of Class A common stock. At present, we have no plans to issue any of the preferred stock. Upon the closing of this offering, there will be no shares of preferred stock outstanding, and we have no present plans to issue any shares of preferred stock.

Election and Removal of Directors

Our board of directors will consist of between three and eleven directors. The exact number of directors will be fixed from time to time by resolution of the board. Directors may be removed with or without cause by an affirmative vote of shares representing 75% of the shares then entitled to vote at an election of directors. Any vacancy occurring on the board of directors and any newly created directorship may be filled only by a majority of the remaining directors in office.

Registration Rights

Pursuant to the Investors’ Rights Agreement, holders of approximately 143,900,000 shares of our Class A common stock (or approximately 142,200,000 shares of Class A common stock if the underwriters exercise their option to purchase additional shares of Class A common stock in full, in both cases including 6,666,667 shares issuable upon conversion of our Class C common stock) or their transferees will be entitled to the following rights with respect to the registration of such shares for public resale under the Securities Act. If exercised, these registration rights would enable holders to transfer these shares without restriction under the Securities Act when the applicable registration statement is declared effective.

Demand Registration. Commencing six months following the closing of this offering, holders of                  shares of our Class A common stock party to the agreement may request in writing that we effect a resale registration under the Securities Act with respect to at least 30% of the shares of our Class A common stock subject to registration rights, or a smaller amount of Class A common stock so long as the offering would have an aggregate offering price of not less than $10 million net of underwriting discounts and commissions, subject to certain exceptions. Depending on certain conditions, we may defer a demand registration for up to 90 days in any twelve-month period. If the holders requesting registration intend to distribute their shares by means of an underwriting, the managing underwriter of such offering will have the right to limit the numbers of shares to be underwritten for reasons related to the marketing of the shares.

Piggyback Registration. In the event that we propose to register any of our securities under the Securities Act after this offering, either for our account or for the account of our other security holders, holders will be entitled to certain piggyback registration rights allowing each to include its shares in the registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act other than with respect to a demand registration or a registration statement on Form S-4 or S-8, these holders will be entitled to notice of the registration and will have the right to include their registrable securities in the registration subject to certain limitations.

S-3 Demand Registration. To the extent we are a well-known seasoned issuer, holders may also request that we file an automatic shelf registration statement on Form S-3 that covers at least $3,000,000 in registrable securities requested to be registered. Depending on certain conditions, we may defer a demand registration for up to 90 days in any twelve-month period. If the holders requesting registration intend to distribute their shares by means of an underwriting, the managing underwriter of such offering will have the right to limit the numbers of shares to be underwritten for reasons related to the marketing of the shares.

Expenses; Indemnification. The Investors’ Rights Agreement provides that we must pay all registration expenses in connection with effecting any demand registration or shelf registration. The Investors’ Rights Agreement contains customary indemnification and contribution provisions.

Term. The registration rights will remain in effect with respect to any shares covered by the Investors’ Rights Agreement until seven years after the closing of this offering or, with respect to a holder, during such time during which all registrable shares held by such holder may immediately be sold under Rule 144 during any ninety day period.

No Action by Written Consent

Our bylaws provide that any action required or permitted to be taken at any annual or special meeting of stockholders may be taken only upon the vote of stockholders at an annual or special meeting duly noticed and called in accordance with DGCL, and may not be taken by written consent of stockholders without a meeting.

Stockholder Meetings

Our bylaws provide that special meetings of our stockholders may be called only by the board of directors pursuant to a resolution passed by a majority of the directors.

Amendment of Certificate of Incorporation

The provisions of our certificate of incorporation may be amended, waived, altered or repealed by the affirmative vote of holders of at least a majority of the voting power of our outstanding shares of stock and consistent with the procedures outlined in the DGCL, except for those certain provisions for which an affirmative vote of not less than 75% of the voting power of our outstanding shares of stock is required.

Choice of Forum

Our certificate of incorporation will require, to the fullest extent permitted by law, that (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or stockholders to us or our stockholders, (iii) any action asserting a claim against us arising pursuant to any provision of the DGCL or our certificate of incorporation or our bylaws or (iv) any action asserting a claim against us governed by the internal affairs doctrine will have to be brought in a state court located within the state of Delaware (or if no state court of the State of Delaware has jurisdiction, the federal district court for the District of Delaware), in all cases subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. Additionally, our certificate of incorporation will state that the foregoing provision will not apply to claims arising under the Securities Act, the Exchange Act or other federal securities laws for which there is exclusive federal or concurrent federal and state jurisdiction. Unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. The exclusive forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers or stockholders, which may discourage lawsuits with respect to such claims. See “Risk Factors—Risks Related to this Offering and Ownership of Our Class A Common Stock—The provision of our amended and restated certificate of incorporation requiring exclusive forum in certain courts in the State of Delaware or the federal district courts of the United States for certain types of lawsuits may have the effect of discouraging lawsuits against our directors and officers.”

Amendment of Bylaws

Our bylaws may generally be altered, amended or repealed, and new bylaws may be adopted, with the affirmative vote of at least 75% of our stockholders or a majority of our board of directors at any meeting of the stockholders or the board of directors.

Other Limitations on Stockholder Actions

Our bylaws will also impose some procedural requirements on stockholders who wish to:

•	make nominations in the election of directors;

•	propose that a director be removed;

•	propose any repeal or change in our bylaws; or

•	propose any other business to be brought before an annual or special meeting of stockholders.

Under these procedural requirements, in order to bring a proposal before a meeting of stockholders, a stockholder must deliver timely notice of a proposal pertaining to a proper subject for presentation at the meeting to our corporate secretary along with the following:

•	a description of the business or nomination to be brought before the meeting and the reasons for conducting such business at the meeting;

•	the stockholder’s name and address;

•	any material interest of the stockholder in the proposal;

•	the number of shares beneficially owned by the stockholder and evidence of such ownership; and

•

the names and addresses of all persons with whom the stockholder is acting in concert and a description of all arrangements and understandings with those persons, and the number of shares such persons beneficially own.

To be timely, a stockholder must generally deliver notice:

•

in connection with an annual meeting of stockholders, not less than 120 nor more than 180 days prior to the date on which the annual meeting of stockholders was held in the immediately preceding year, but in the event that the date of the annual meeting is more than 30 days before or more than 60 days after the anniversary date of the preceding annual meeting of stockholders, a stockholder notice will be timely if received by us not later than the close of business on the later of (1) the 120th day prior to the annual meeting and (2) the 10th day following the day on which we first publicly announce the date of the annual meeting; or

•

in connection with the election of a director at a special meeting of stockholders, not less than 40 nor more than 60 days prior to the date of the special meeting, but in the event that less than 55 days’ notice or prior public disclosure of the date of the special meeting of the stockholders is given or made to the stockholders, a stockholder notice will be timely if received by us not later than the close of business on the 10th day following the day on which a notice of the date of the special meeting was mailed to the stockholders or the public disclosure of that date was made.

In order to submit a nomination for our board of directors, a stockholder must also submit any information with respect to the nominee that we would be required to include in a proxy statement, as well as some other information. If a stockholder fails to follow the required procedures, the stockholder’s proposal or nominee will be ineligible and will not be voted on by our stockholders.

Limitation of Liability of Directors and Officers

Our certificate of incorporation provides that no director will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except as required by applicable law, as in effect from time to time. Currently, Delaware law requires that liability be imposed for the following:

•	any breach of the director’s duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; and

•	any transaction from which the director derived an improper personal benefit.

As a result, neither we nor our stockholders have the right, through stockholders’ derivative suits on our behalf, to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior, except in the situations described above.

Our certificate of incorporation and bylaws provide that, to the fullest extent permitted by law, we will indemnify any officer or director of our company against all damages, claims and liabilities arising out of the fact that the person is or was our director or officer, or served any other enterprise at our request as a director, officer, employee, agent or fiduciary. We will reimburse the expenses, including attorneys’ fees, incurred by a person indemnified by this provision when we receive an undertaking from such person to repay such amounts to us if it is ultimately determined that the person is not entitled to be indemnified by us. Amending this provision will not reduce our indemnification obligations relating to actions taken before an amendment.

Delaware Business Combination Statute

We are subject to Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions. Section 203 prevents an “interested stockholder,” which is defined generally as a person owning 15% or more of a corporation’s voting stock, or any affiliate or associate of that person, from engaging in a broad range of “business combinations” with the corporation for three years after becoming an interested stockholder unless:

•	the board of directors of the corporation had previously approved either the business combination or the transaction that resulted in the stockholder’s becoming an interested stockholder;

•

upon completion of the transaction that resulted in the stockholder’s becoming an interested stockholder, that person owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, other than statutorily excluded shares; or

•

following the transaction in which that person became an interested stockholder, the business combination is approved by the board of directors of the corporation and holders of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Under Section 203, the restrictions described above also do not apply to specific business combinations proposed by an interested stockholder following the announcement or notification of designated extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors, if such extraordinary transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.

Section 203 may make it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period. Section 203 also may have the effect of preventing changes in our management and could make it more difficult to accomplish transactions which our stockholders may otherwise deem to be in their best interests.

Listing

We have applied to list our Class A common stock on NYSE under the symbol “AMWL.”

Transfer Agent and Registrar

The transfer agent and registrar for the Class A common stock is Broadridge Financial Solutions, Inc.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our Class A common stock. Future sales of substantial amounts of our Class A common stock in the public market could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our Class A common stock in the public market after the restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future.

Upon completion of this offering, we will have 187,432,130 shares of Class A common stock outstanding assuming no exercise of the underwriters’ option to purchase additional shares (or 190,958,074 shares of Class A common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock from us and the selling stockholders), the conversion of all outstanding shares of preferred stock and no exercise of any options outstanding as of June 30, 2020. Of these shares, the 35,000,000 shares, or 40,250,000 shares if the underwriters exercise their option to purchase additional shares in full, sold in this offering will be freely transferable without restriction or registration under the Securities Act, except for any shares purchased by one of our existing “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining 147,182,130 shares of Class A common stock existing are “restricted shares” as defined in Rule 144. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 of the Securities Act. In addition, upon the completion of this offering, we will have 26,065,766 shares outstanding of our Class B common stock and 6,666,667 shares outstanding of our Class C common stock, which shares are convertible into our Class A common stock pursuant to our amended and restated certificate of incorporation, all of which will be deemed to be “restricted securities” as that term is defined under Rule 144 or 701 of the Securities Act.

Lock-up Agreements

We and all of our directors and executive officers and the holders of approximately over 98% of our Class A, Class B and Class C common stock outstanding prior to the offering, have agreed subject to certain exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any shares of Class A, Class B and Class C common stock or any securities convertible into or exercisable or exchangeable for shares of Class A, Class B and Class C common stock for a period of 180 days after the date of this prospectus, without the prior written consent of Morgan Stanley & Co. LLC, Goldman Sachs & Co. LLC and Piper Sandler & Co. See “Underwriters.”

Rule 144

In general, a person who has beneficially owned restricted shares of our Class A, Class B and Class C common stock for at least six months would be entitled to sell such securities, provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned restricted shares of our Class A, Class B and Class C common stock for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three month period only a number of securities that does not exceed the greater of either of the following:

•

1% of the number of shares of our Class A common stock then outstanding, which will equal approximately 1.9 million shares immediately after this offering, assuming no exercise of the underwriters’ option to purchase additional shares; or

•	the average weekly trading volume of our Class A common stock on the during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144 to the extent applicable.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirements or other restrictions contained in Rule 701.

The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than “affiliates,” as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by “affiliates” under Rule 144 without compliance with its one-year minimum holding period requirement.

Registration Rights

Upon completion of this offering, the holders of approximately 143,900,000 shares of Class A common stock (or 142,200,000 shares of Class A common stock if the underwriters exercise their option to purchase additional shares of Class A common stock in full, in both cases including 6,666,667 shares issuable upon conversion of our Class C common stock) will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates.

Stock Options

Upon completion of this offering, we intend to file a registration statement under the Securities Act covering all shares of Class A common stock subject to outstanding options or issuable pursuant to our 2020 Equity Incentive Plan. Subject to Rule 144 volume limitations applicable to affiliates, shares registered under any registration statements will be available for sale in the open market, beginning 90 days after the date of the prospectus, except to the extent that the shares are subject to vesting restrictions with us or the contractual restrictions described below.

MATERIAL U.S. FEDERAL TAX CONSEQUENCES TO NON-U.S. HOLDERS

OF OUR CLASS A COMMON STOCK

The following is discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of our Class A common stock by a “non-U.S. holder.” A “non-U.S. holder” is a beneficial owner of a share of our Class A common stock that is, for U.S. federal income tax purposes:

•	a non-resident alien individual, other than a former citizen or resident of the United States subject to U.S. tax as an expatriate,

•	a foreign corporation, or

•	a foreign estate or trust.

If a partnership or other pass-through entity (including an entity or arrangement treated as a partnership or other type of pass-through entity for U.S. federal income tax purposes) owns our Class A common stock, the tax treatment of a partner or beneficial owner of the entity may depend upon the status of the owner, the activities of the entity and certain determinations made at the partner or beneficial owner level. Partners and beneficial owners in partnerships or other pass-through entities that own our Class A common stock should consult their own tax advisors as to the particular U.S. federal income and estate tax consequences applicable to them.

This discussion is based on the Code, and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein (possibly with retroactive effect). This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to non-U.S. holders in light of their particular circumstances, does not discuss alternative minimum tax and Medicare contribution tax consequences and does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction. Prospective holders are urged to consult their tax advisors with respect to the particular tax consequences to them of owning and disposing of our Class A common stock, including the consequences under the laws of any state, local or foreign jurisdiction.

Dividends

To the extent that we pay dividends out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles), such dividends paid to a non-U.S. holder generally will be subject to U.S. federal withholding tax at a 30% rate, or a reduced rate specified by an applicable income tax treaty, subject to the discussion of FATCA withholding taxes below. In order to obtain a reduced rate of withholding under an applicable income tax treaty, a non-U.S. holder generally will be required to provide a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, certifying its entitlement to benefits under the treaty. To the extent such distributions exceed our current and accumulated earnings and profits, they will constitute a return of capital, which will first reduce your basis in our Class A common stock, but not below zero, and then will be treated as a gain from the sale of our Class A common stock, as described below under “Gain on Disposition of Our Class A Common Stock.”

Dividends paid to a non-U.S. holder that are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States) will not be subject to U.S. federal withholding tax if the non-U.S. holder provides a properly executed IRS Form W-8ECI. Instead, the effectively connected dividend income will generally be subject to regular U.S. income tax as if the non-U.S. holder were a U.S. person as defined under the Code. A non-U.S. holder that is a treated as a corporation for U.S. federal income tax purposes receiving effectively connected dividend income may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate) on its effectively connected earnings and profits (subject to certain adjustments).

Gain on Disposition of Our Class A Common Stock

Subject to the discussions of backup withholding and FATCA withholding taxes below, a non-U.S. holder generally will not be subject to U.S. federal income tax on gain realized on a sale or other disposition of Class A common stock unless:

•

the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable tax treaty, the gain is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States), in which case the gain will be subject to U.S. federal income tax generally in the same manner as effectively connected dividend income as described above;

•

the non-U.S. holder is an individual present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met, in which case the gain (net of certain US-source losses) generally will be subject to U.S. federal income tax at a rate of 30% (or a lower treaty rate); or

•

we are or have been a “United States real property holding corporation” (as described below), at any time within the five-year period preceding the disposition or the non-U.S. holder’s holding period, whichever period is shorter, and either (i) our Class A common stock is not regularly traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs or (ii) the non-U.S. holder has owned or is deemed to have owned, at any time within the five-year period preceding the disposition or the non-U.S. holder’s holding period, whichever period is shorter, more than 5% of our Class A common stock.

We will be a United States real property holding corporation at any time that the fair market value of our “United States real property interests,” as defined in the Code and applicable Treasury Regulations, equals or exceeds 50% of the aggregate fair market value of our worldwide real property interests and our other assets used or held for use in a trade or business. We believe that we are not, and do not anticipate becoming in the foreseeable future, a United States real property holding corporation.

Information Reporting Requirements and Backup Withholding

Information returns are required to be filed with the IRS in connection with distributions on our Class A common stock. A non-U.S. holder may have to comply with certification procedures to establish that it is not a U.S. person in order to avoid additional information reporting and backup withholding. The certification procedures required to claim a reduced rate of withholding under a treaty will generally satisfy the certification requirements necessary to avoid backup withholding as well. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a non-U.S. holder will be allowed as a credit against the non-U.S. holder’s U.S. federal income tax liability and may entitle the non-U.S. holder to a refund, provided that the required information is furnished to the IRS in a timely manner.

FATCA Withholding Taxes

Payments to certain foreign entities of dividends on Class A common stock of a U.S. issuer are subject to a withholding tax (separate and apart from, but without duplication of, the withholding tax described above) at a rate of 30%, unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied or an exemption from these rules applies. Under proposed regulations issued by the Treasury Department on December 13, 2018, which state that taxpayers may rely on the proposed regulations until final regulations are issued, this withholding tax will not apply to the gross proceeds from any sale or disposition of our Class A common stock. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Non-U.S. holders should consult their tax advisors regarding the possible implications of this withholding tax on dividends on our Class A common stock.

Federal Estate Tax

Individual non-U.S. holders (as specifically defined for U.S. federal estate tax purposes) and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers) should note that the Class A common stock will be treated as U.S. situs property subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

UNDERWRITERS

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC, Goldman Sachs & Co. LLC and Piper Sandler & Co. are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of Class A shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC
Goldman Sachs & Co. LLC
Piper Sandler & Co.
UBS Securities LLC
Credit Suisse Securities (USA) LLC
Cowen and Company, LLC
Berenberg Capital Markets LLC

Total:

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of Class A common stock subject to their acceptance of the shares from us and subject to prior sale. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of Class A common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of Class A common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option to purchase additional shares described below.

The underwriters initially propose to offer part of the shares of Class A common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $                 per share under the public offering price. After the initial offering of the shares of Class A common stock, the offering price and other selling terms may from time to time be varied by the representatives.

We and certain selling stockholders identified in this prospectus have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 3,525,944 additional shares of Class A common stock from us and 1,724,056 shares of Class A common stock from certain selling stockholders at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise their option to purchase additional shares solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of Class A common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of Class A common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of Class A common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us and to the selling stockholders. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional                  shares of Class A common stock.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by: Us:	$	$	$
The selling stockholders	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds, before expenses, to the selling stockholders	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $5,000,000. We have agreed to reimburse the underwriters for expense relating to clearance of this offering with the Financial Industry Regulatory Authority up to $35,000. The underwriters have also agreed to reimburse us for certain expenses incurred by us with respect to this offering.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of Class A common stock offered by them.

We have applied to list our Class A common stock on NYSE under the trading symbol “AMWL”. We do not intend to apply to have our Class B or Class C common stock listed on a national securities exchange.

We and all directors and officers and the holders of over 98% of our outstanding stock and stock options have agreed that, without the prior written consent of Morgan Stanley & Co. LLC, Goldman Sachs & Co. LLC and Piper Sandler & Co. on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus (the “restricted period”):

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of Class A common stock or any securities convertible into or exercisable or exchangeable for shares of Class A common stock;

•

file any registration statement with the SEC relating to the offering of any shares of Class A common stock or any securities convertible into or exercisable or exchangeable for Class A common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Class A common stock.

whether any such transaction described above is to be settled by delivery of Class A common stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of Morgan Stanley & Co. LLC, Goldman Sachs & Co. LLC and Piper Sandler & Co. on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of Class A common stock or any security convertible into or exercisable or exchangeable for Class A common stock.

The restrictions described in the immediately preceding paragraph do not apply to:

•	the sale of shares of Class A common stock to the underwriters;

•

the issuance by the Company of shares of Class A common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

•

transactions by any person other than us relating to shares of Class A common stock or other securities acquired in open market transactions after the completion of the offering of the shares; provided that no filing under Section 16(a) of the Exchange Act is required or voluntarily made in connection with subsequent sales of the Class A common stock or other securities acquired in such open market transactions;

•

the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of Class A common stock, provided that (i) such plan does not provide for the transfer of Class A common stock during the restricted period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required or voluntarily made regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of Class A common stock may be made under such plan during the restricted period;

•

transfers of shares of Class A common stock or any security convertible into or exercisable or exchangeable for Class A common stock (i) as a bona fide gift; (ii) to any trust for the direct or indirect benefit of such person or the immediate family of such person; (iii) to any corporation, partnership, limited liability company, investment fund or other entity controlled or managed, or under common control or management by such person or the immediate family of such person; (iv) by will, other testamentary document or intestate succession to the legal representative, heir, beneficiary or a member of the immediate family of such person; (v) as distributions to such person’s partners, members, stockholders or affiliates (as such term is defined in Rule 501(b) under the Securities Act) or any of its affiliates’ directors, officers and employees; (vi) to a nominee of custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (i) through (v); or (vii) from an executive officer of the Company to the Company upon death, disability or termination of employment, in each case, of such executive officer; provided that in the case of any transfer or distribution pursuant to clause (i) through (vi), (x) each donee or distributee shall sign and deliver a lock-up letter and (y) except with respect to clause (iv), no filing under Section 16(a) of the Exchange Act, reporting a reduction in beneficial ownership of shares of Class A common stock, shall be required or shall be voluntarily made during the restricted period (other than a filing on a Form 5), and with respect to clause (iv), (i) any filing required under Section 16(a) of the Exchange Act shall clearly indicate in the footnotes thereto that (A) the filing relates to the circumstances described in clause (iv) and (B) such shares are subject to a lock-up agreement with the underwriters of this offering and (ii) no other public filing or report is voluntarily effected or made regarding such transfers during the restricted period;

•

the exercise of options to purchase shares of Class A common stock granted under any stock incentive plan of the Company described in this prospectus and outstanding as of the date of this prospectus, provided that the underlying shares shall continue to be subject to the terms of a lock-up letter and provided further that (i) any filing required under Section 16(a) of the Exchange Act shall clearly indicate in the footnotes thereto that (A) the filing relates to the circumstances described in this paragraph and (B) the shares received upon exercise of the option are subject to a lock-up agreement with the underwriters of the public offering and (ii) the restricted party does not otherwise voluntarily effect any other public filing or report regarding such transfers during the restricted period;

•

the transfer of shares of Class A common stock or any security convertible into Class A common stock) to the Company upon a vesting event of the Company’s securities or upon the exercise of options to purchase the Company’s securities, in each case on a “cashless” or “net exercise” basis or to cover the payment of the exercise price and/or to cover tax withholding obligations of the undersigned in connection with such vesting or exercise, so long as such “cashless exercise” or “net exercise” is effected solely by the surrender of outstanding restricted stock units, options or warrants (or the Class A common stock issuable upon the exercise or vesting thereof) to the Company and the Company’s cancellation of all or a portion thereof to pay the exercise price and/or withholding tax and remittance obligations, and provided (i) any filing required under Section 16(a) of the Exchange Act shall clearly indicate in the footnotes thereto that (A) the filing relates to the circumstances described in this paragraph, and (B) no shares were sold by the reporting person and (ii) such person does not otherwise voluntarily effect any other public filing or report regarding such transfers during the restricted period;

•

the transfer or disposition of such person’s shares of Class A common stock or any security convertible into or exercisable or exchangeable for Class A common stock that occurs by operation of law, such as pursuant to a qualified domestic order or in connection with a divorce settlement;

•

the conversion of the outstanding preferred stock of the Company into shares of Class A common stock, provided that such shares of Class A common stock shall continue to be subject to the provisions of the lock-up letter;

•

the transfer of shares of Class A common stock or any security convertible into or exercisable or exchangeable for Class A common stock pursuant to a bona fide third party tender offer, merger, consolidation or other similar transaction made to all holders of the Company’s Class A common stock involving a change of control of the Company; provided that in the event that the tender offer, merger, consolidation or other such transaction is not completed, the Class A common stock owned by such person shall remain subject to the provisions of the lock-up letter; or

•

the grant and maintenance of a bona fide lien, security interest, pledge or other similar encumbrance of any shares of Class A common stock owned by such person in connection with a loan described in, and outstanding on the date of, this prospectus; provided such loan is repaid, and the accompanying pledge is terminated, concurrently with the closing of this offering.

Morgan Stanley & Co. LLC, Goldman Sachs & Co. LLC and Piper Sandler & Co., in their sole discretion, may release the Class A common stock and other securities subject to the lock-up agreements described above in whole or in part at any time.

In order to facilitate the offering of the Class A common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Class A common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under their option to purchase additional shares. The underwriters can close out a covered short sale by exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the option to purchase additional shares. The underwriters may also sell shares in excess of the option to purchase additional shares, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of Class A common stock in the open market to stabilize the price of the Class A common stock. These activities may raise or maintain the market price of the Class A common stock above independent market levels or prevent or retard a decline in the market price of the Class A common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

We, the selling stockholders and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of Class A common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging. financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments. Certain of our stockholders, including members of our management team, have pledged shares of our Class A common stock to a lender affiliated with Morgan Stanley & Co. LLC, pursuant to loan and security agreements that will be repaid upon the closing of this offering using the proceeds of the Net Share Settlement. In the case of nonpayment at maturity or another event of default under these loan and security agreements (including, but not limited to the borrower’s inability to satisfy certain payments required under such loan and security agreements), the lender may exercise its right under such loan and security agreement to foreclose on the pledged interests. In such case, the applicable lender may sell such shares at any time.

Pricing of the Offering

Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Directed Share Program

At our request, the underwriters have reserved 5% of the shares of Class A common stock to be issued by the Company and offered by this prospectus for sale, at the initial public offering price, to directors, officers, employees, business associates and related persons of the Company. The number of shares of Class A common stock available for sale to the general public will be reduced to the extent these individuals purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Regulation, or each, a Relevant Member State, an offer to the public of any shares of our Class A common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our Class A common stock may be made at any time under the following exemptions under the Prospectus Regulation, if they have been implemented in that Relevant Member State:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c)

in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of shares of our Class A common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our Class A common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our Class A common stock to be offered so as to enable an investor to decide to purchase any shares of our Class A common stock, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

United Kingdom

Each underwriter has represented and agreed that:

(a)

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”) received by it in connection with the issue or sale of the shares of our Class A common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)

it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our Class A common stock in, from or otherwise involving the United Kingdom.

Canada

The shares of our Class A common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares of Class A common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws. Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor. 249 Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The shares of our Class A common stock may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), (ii) to ‘‘professional investors’’ within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder or (iii) in other circumstances which do not result in the document being a ‘‘prospectus’’ within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares of Class A common stock may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares of our Class A common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of our Class A common stock may not be circulated or distributed, nor may the shares of our Class A common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares of our Class A common stock are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired shares of our Class A common stock under Section 275 except: (i) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA, (ii) where no consideration is or will be given for the transfer; or (iii) by operation of law.

Dubai International Finance Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The Class A common stock to which this prospectus relates may be illiquid or subject to restrictions on its resale. Prospective purchasers of the Class A common stock offered should conduct their own due diligence on the Class A common stock. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Japan

No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended), or the FIEL, has been made or will be made with respect to the solicitation of the application for the acquisition of the shares of Class A common stock.

Accordingly, the shares of Class A common stock have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.

Israel

The shares of our Class A common stock have not been approved or disapproved by the Israel Securities Authority (the “ISA”), nor have such shares been registered for sale in Israel. The shares of Class A common stock may not be offered or sold, directly or indirectly, to the public in Israel, absent the publication of a prospectus that has been approved by the ISA. The ISA has not issued permits, approvals or licenses in connection with this offering or publishing this prospectus, nor has it authenticated the details included herein, confirmed their reliability or completeness, or rendered an opinion as to the quality of the shares of Class A common stock being offered. This document does not constitute a prospectus under the Israeli Securities Law and has not been filed with or approved by the ISA. In the State of Israel, this document may be distributed only to, and may be directed only at, and any offer of the shares of Class A common stock may be directed only at, (i) to the extent applicable, a limited number of persons in accordance with the Israeli Securities Law and (ii) investors listed in the first addendum to the Israeli Securities Law (the “Addendum”) consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange Ltd., underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors will be required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.

Switzerland

This prospectus is not intended to constitute an offer or solicitation to purchase or invest in the shares of our Class A common stock. The shares of our Class A common stock may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (“FinSA”) and no application has or will be made to admit the Class A common stock to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the shares of our Class A common stock constitutes a prospectus pursuant to the FinSA, and neither this prospectus nor any other offering or marketing material relating to the shares of our Class A common stock may be publicly distributed or otherwise made publicly available in Switzerland.

For Qualified Institutional Investors, or QII

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of Class A common stock constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of Class A common stock. The shares of Class A common stock may only be transferred to QIIs.

For Non-QII Investors

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of Class A common stock constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of Class A common stock. The shares of Class A common stock may only be transferred en bloc without subdivision to a single investor.

LEGAL MATTERS

The validity of the shares being sold in this offering will be passed upon for us by Davis Polk & Wardwell LLP, New York, New York. Certain legal matters will be passed upon on behalf of the underwriters by Latham  & Watkins LLP, New York, New York.

EXPERTS

The financial statements as of December 31, 2019 and 2018 and for each of the years then ended included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 pursuant to the Securities Act. This prospectus, which constitutes part of the registration statement, does not contain all the information set forth in the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed.

The SEC maintains a web site at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. You can also inspect our registration statement on this web site.

As a result of the offering, we will be required to file periodic reports and other information with the SEC. We also maintain an Internet site at www.americanwell.com. Our website and the information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or the registration statement of which it forms a part.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of American Well Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of American Well Corporation and its subsidiaries (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of operations and comprehensive loss, of convertible preferred stock and stockholders’ deficit and of cash flows for the years then ended, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts

June 1, 2020, except for the effects of the stock split discussed in Note 25 to the consolidated financial statements, as to which the date is September 8, 2020

We have served as the Company’s auditor since 2016.

AMERICAN WELL CORPORATION

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share amounts)

	As of December 31,		As of June 30,	Pro Forma June 30, 2020
	2018	2019	2020
			(unaudited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$47,975	$137,673	$232,695	$232,695
Investments	208,226	39,953	29,995	29,995
Restricted cash	5,000	—	300	300
Accounts receivable ($910, $2,601, and $834 from related parties and net of allowances of $396, $686, and $1,036 as of December 31, 2018, December 31, 2019, and June 30, 2020 (unaudited) respectively)	30,778	32,730	40,798	40,798
Inventories	2,512	3,104	5,211	5,211
Deferred contract acquisition costs	867	1,130	1,015	1,015

Prepaid expenses and other current assets	4,809	8,937	11,702	11,702

Total current assets	300,167	223,527	321,716	321,716
Restricted cash	1,095	1,143	795	795
Property and equipment, net	3,077	2,664	4,622	4,622
Goodwill	127,268	193,877	193,877	193,877
Intangibles assets, net	55,392	63,535	59,658	59,658
Operating lease right-of-use asset	—	11,944	8,892	8,892
Deferred contract acquisition costs, net of current portion	1,747	1,639	2,530	2,530
Other assets	568	1,552	2,134	2,134

Investment in less than majority owned joint venture	—	—	2,176	2,176

Total assets	$489,314	$499,881	$596,400	$596,400

Liabilities, Convertible Preferred Stock and Stockholders’ Deficit
Current liabilities:
Accounts payable	$4,226	$6,504	$4,464	$4,464
Accrued expenses and other current liabilities	19,478	27,351	28,016	28,016
Operating lease liability, current	—	6,232	6,162	6,162

Deferred revenue ($11,772, $12,912, and $9,133 from related parties as of December 31, 2018, December 31, 2019, and June 30, 2020 (unaudited), respectively)	64,128	66,490	62,021	62,021

Total current liabilities	87,832	106,577	100,663	100,663
Other long-term liabilities	1,008	309	114	114
Operating lease liability, net of current portion	—	7,164	4,038	4,038

Deferred revenue, net of current portion ($5,742, $1,385, and $442 from related parties as of December 31, 2018 and 2019 and June 30, 2020 (unaudited), respectively)	29,171	10,896	9,917	9,917

Total liabilities	118,011	124,946	114,732	114,732

Commitments and contingencies (Note 20)

Series A convertible preferred stock, $0.01 par value; 3,200,000 shares authorized as of December 31, 2018, December 31, 2019, and June 30, 2020 (unaudited); 3,178,650, 3,178,650 and 3,130,077 shares issued as of December 31, 2018, December 31, 2019, and June 30, 2020 (unaudited), respectively; and 3,130,077 shares outstanding as of December 31, 2018, December 31, 2019, and June 30, 2020 (unaudited); aggregate liquidation preference of $51,741 and $52,521 as of December 31, 2019 and June 30, 2020 (unaudited), respectively; no shares issued or outstanding, pro forma as of June 30, 2020 (unaudited)

	28,889	28,889	28,889	—

	As of December 31,		As of June 30,	Pro Forma June 30, 2020
	2018	2019	2020
			(unaudited)	(unaudited)
Series B convertible preferred stock, $0.01 par value; 833,334 shares authorized as of December 31, 2018, December 31, 2019, and June 30, 2020 (unaudited); 787,725 shares issued and outstanding as of December 31, 2018, December 31, 2019, and June 30, 2020 (unaudited); aggregate liquidation preference of $37,060 and $37,649 at December 31, 2019 and June 30, 2020 (unaudited), respectively; no shares issued or outstanding, pro forma as of June 30, 2020 (unaudited)	23,632	23,632	23,632	—
Series C convertible preferred stock, $0.01 par value; 11,044,444, 13,711,111, and 13,711,111 shares authorized as of December 31, 2018, December 31, 2019 and June 30, 2020 (unaudited), respectively; 9,009,747, 10,095,133, and 11,607,883 shares issued and outstanding at December 31, 2018, December 31, 2019 and June 30, 2020 (unaudited), respectively; aggregate liquidation preference of $519,648 and $599,641 at December 31, 2019 and June 30, 2020 (unaudited), respectively; no shares issued or outstanding, pro forma as of June 30, 2020 (unaudited)	523,192	603,278	749,292	—
Stockholders’ deficit:
Common stock, $0.01 par value; 220,000,000 shares authorized at December 31, 2018, December 31, 2019, and June 30, 2020 (unaudited), 41,393,622 shares issued and outstanding at December 31, 2018, 42,338,679 shares issued and 42,302,845 shares outstanding at December 31, 2019, and 43,430,141 shares issued and 43,368,541 shares outstanding at June 30, 2020 (unaudited) respectively: 180,056,041 shares issued and 179,994,441 shares outstanding, pro forma as of June 30, 2020 (unaudited)	414	423	434	1,800
Treasury stock, no shares, 35,834 shares, and 61,600 shares at December 31, 2018, December 31, 2019, and June 30, 2020 (unaudited), respectively; 61,600 shares pro forma as of June 30, 2020 (unaudited)	—	(158)	(163)	(163)
Additional paid-in capital	37,127	50,289	124,548	948,639
Accumulated other comprehensive income (loss)	1,351	250	148	148

Accumulated deficit	(270,737)	(357,927)	(468,966)	(492,610)

Total American Well Corporation stockholders’ deficit	(231,845)	(307,123)	(343,999)	457,814

Non-controlling interest	27,435	26,259	23,854	23,854

Total stockholders’ deficit	(204,410)	(280,864)	(320,145)	481,668

Total liabilities, convertible preferred stock and stockholders’ deficit	$489,314	$499,881	$596,400	$596,400

The accompanying notes are an integral part of these consolidated financial statements.

AMERICAN WELL CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In thousands, except share and per share amounts)

	Year Ended December 31,		Six Months Ended June 30,
	2018	2019	2019	2020
			(unaudited)	(unaudited)
Revenue
($41,134, $36,411, $16,151 and $29,160 from related parties for the periods ended December 31, 2018, December 31, 2019, June 30, 2019 (unaudited) and 2020 (unaudited), respectively)	$113,955	$148,857	$69,081	$122,282
Costs and operating expenses:
Costs of revenue, excluding amortization of acquired intangible assets	58,612	79,976	36,000	76,853
Research and development	36,273	53,941	25,567	32,573
Sales and marketing	31,629	47,672	22,642	26,220
General and administrative	37,217	54,211	25,535	95,424
Depreciation and amortization expense	5,330	7,761	3,800	4,795

Total costs and operating expenses	169,061	243,561	113,544	235,865

Loss from operations	(55,106)	(94,704)	(44,463)	(113,583)
Interest income and other income (expense), net	2,794	5,535	3,261	1,155

Loss before benefit (expense) from income taxes and loss from equity method investment	(52,312)	(89,169)	(41,202)	(112,428)
Benefit (expense) from income taxes	—	803	(370)	(252)
Loss from equity method investment	—	—	—	(764)

Net loss	(52,312)	(88,366)	(41,572)	(113,444)
Net income (loss) attributable to non-controlling interest	362	(1,176)	(828)	(2,405)

Net loss attributable to American Well Corporation	$(52,674)	$(87,190)	$(40,744)	$(111,039)

Net loss per share attributable to common stockholders, basic and diluted	$(1.30)	$(2.12)	$(1.00)	$(2.66)
Weighted-average common shares outstanding, basic and diluted	40,583,826	41,138,798	40,936,028	41,793,108
Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)		$(0.56)		$(0.65)
Pro forma weighted-average common shares outstanding, basic and diluted (unaudited)		155,558,387		170,009,765

Net loss	$(52,312)	$(88,366)	$(41,572)	$(113,444)
Other comprehensive income (loss), net of tax:
Unrealized gain (loss) on available-for-sale investments	1,324	(874)	(712)	(280)
Foreign currency translation	27	(227)	(129)	178

Comprehensive loss	(50,961)	(89,467)	(42,413)	(113,546)
Less: Comprehensive income (loss) attributable to non-controlling interest	362	(1,176)	(828)	(2,405)

Comprehensive loss attributable to American Well Corporation	$(51,323)	$(88,291)	$(41,585)	$(111,141)

The accompanying notes are an integral part of these consolidated financial statements.

AMERICAN WELL CORPORATION

CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(In thousands, except share amounts)

	Series A Convertible Preferred Stock		Series B Convertible Preferred Stock		Series C Convertible Preferred Stock		Common Stock		Treasury Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	American Well Corporation Stockholders’ Deficit	Noncontrolling Interest	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balances at December 31, 2017	3,178,650	$31,787	787,725	$23,632	3,482,765	$170,212	40,269,455	403	$—	28,834	$—	$(218,063)	$(188,826)	$27,073	$(161,753)

Issuance of Series C convertible preferred stock, net of issuance costs of $6,274	—	—	—	—	4,411,048	280,444	—	—	—	—	—	—	—	—	—
Issuance of Series C convertible preferred stock in connection with Avizia acquisition	—	—	—	—	1,115,934	72,536	—	—	—	—	—	—	—	—	—
Repurchase of Series A convertible preferred stock, net of purchase costs of $20	(48,573)	(2,898)	—	—	—	—	—	—	—	—	—	—	—	—	—
Exercise of common stock options	—	—	—	—	—	—	683,252	7	—	624	—	—	631	—	631
Vesting of restricted stock units	—	—	—	—	—	—	440,915	4	—	—	—	—	4	—	4
Stock-based compensation expense	—	—	—	—	—	—	—	—	—	7,669	—	—	7,669	—	7,669
Currency translation adjustment	—	—	—	—	—	—	—	—	—	—	27	—	27	—	27
Unrealized gains on available-for-sale securities, net of tax	—	—	—	—	—	—	—	—	—	—	1,324	—	1,324	—	1,324
Net loss	—	—	—	—	—	—	—	—	—	—	—	(52,674)	(52,674)	362	(52,312)

Balances at December 31, 2018	3,130,077	$28,889	787,725	$23,632	9,009,747	$523,192	41,393,622	414	$—	$37,127	$1,351	$(270,737)	$(231,845)	$27,435	$(204,410)

	Series A Convertible Preferred Stock		Series B Convertible Preferred Stock		Series C Convertible Preferred Stock		Common Stock		Treasury Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	American Well Corporation Stockholders’ Deficit	Noncontrolling Interest	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Issuance of Series C convertible preferred stock, net of issuance costs of $1,318	—	—	—	—	628,719	45,836	—	—	—	—	—	—	—	—	—
Issuance of Series C convertible preferred stock in connection with Aligned acquisition	—	—	—	—	456,667	34,250	—	—	—	—	—	—	—	—	—
Exercise of common stock options	—	—	—	—	—	—	651,120	7	—	1,027	—	—	1,034	—	1,034
Vesting of restricted stock units	—	—	—	—	—	—	293,937	2	—	—	—	—	2	—	2
Stock-based compensation expense	—	—	—	—	—	—	—	—	—	12,135	—	—	12,135	—	12,135
Treasury stock	—	—	—	—	—	—	(35,834)	—	(158)	—	—	—	(158)	—	(158)
Currency translation adjustment	—	—	—	—	—	—	—	—	—	—	(227)	—	(227)	—	(227)
Unrealized loss on available-for-sale securities, net of tax	—	—	—	—	—	—	—	—	—	—	(874)	—	(874)	—	(874)
Net loss	—	—	—	—	—	—	—	—	—	—	—	(87,190)	(87,190)	(1,176)	(88,366)

Balances at December 31, 2019	3,130,077	28,889	787,725	23,632	10,095,133	603,278	42,302,845	423	(158)	$50,289	$250	$(357,927)	$(307,123)	$26,259	$(280,864)

Issuance of Series C convertible preferred stock, net of issuance costs of $1,011 (unaudited)	—	—	—	—	1,512,750	146,014	—	—	—	—	—	—	—	—	—
Exercise of common stock options (unaudited)	—	—	—	—	—	—	775,498	8	—	2,321	—	—	2,329	—	2,329
Vesting of restricted stock units (unaudited)	—	—	—	—	—	—	351,798	3	—	—	—	—	3	—	3
Stock-based compensation expense (unaudited)	—	—	—	—	—	—	—	—	—	72,096	—	—	72,096	—	72,096
Treasury stock (unaudited)	—	—	—	—	—	—	(61,600)	—	(163)	—	—	—	(163)	—	(163)
Retirement of treasury stock (unaudited)	—	—	—	—	—	—	—	—	158	(158)	—	—	—	—	—
Currency translation adjustment (unaudited)	—	—	—	—	—	—	—	—	—	—	178	—	178	—	178
Unrealized loss on available-for-sale securities, net of tax (unaudited)	—	—	—	—	—	—	—	—	—	—	(280)	—	(280)	—	(280)
Net loss (unaudited)	—	—	—	—	—	—	—	—	—	—	—	(111,039)	(111,039)	(2,405)	(113,444)

Balances at June 30, 2020 (unaudited)	3,130,077	$28,889	787,725	$23,632	11,607,883	$749,292	43,368,541	434	(163)	$124,548	$148	$(468,966)	$(343,999)	$23,854	$(320,145)

AMERICAN WELL CORPORATION

CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(In thousands, except share amounts)

	Series A Convertible Preferred Stock		Series B Convertible Preferred Stock		Series C Convertible Preferred Stock		Common Stock		Treasury Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	American Well Corporation Stockholders’ Deficit	Noncontrolling Interest	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balances at December 31, 2018	3,130,077	$28,889	787,725	$23,632	9,009,747	$523,192	41,393,622	$414	$—	$37,127	$1,351	$(270,737)	$(231,845)	$27,435	$(204,410)

Exercise of common stock options (unaudited)	—	—	—	—	—	—	455,392	4	—	375	—	—	379	—	379
Stock-based compensation expense (unaudited)	—	—	—	—	—	—	—	—	—	5,071	—	—	5,071	—	5,071
Currency translation adjustment (unaudited)	—	—	—	—	—	—	—	—	—	—	(129)	—	(129)	—	(129)
Unrealized loss on available-for-sale securities (unaudited)	—	—	—	—	—	—	—	—	—	—	(712)	—	(712)	—	(712)
Net loss (unaudited)	—	—	—	—	—	—	—	—	—	—	—	(40,744)	(40,744)	(828)	(41,572)

Balances at June 30, 2019 (unaudited)	3,130,077	$28,889	787,725	$23,632	9,009,747	$523,192	41,849,014	$418	$—	$42,573	$510	$(311,481)	$(267,980)	$26,607	$(241,373)

AMERICAN WELL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands, except share and per share amounts)

	Year ended December 31,		Six Months Ended June 30,
	2018	2019	2019	2020
Cash flows from operating activities:			(unaudited )	(unaudited )
Net loss	$(52,312)	$(88,366)	$(41,572)	$(113,444)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization expense	5,330	7,761	3,800	4,795
Provisions for doubtful accounts	211	717	621	640
Amortization of deferred contract acquisition costs	746	1,062	519	730
Amortization of deferred contract fulfillment costs	574	707	99	339
Deferred rent amortization	(126)	—	—	—
Stock-based compensation expense	7,669	12,135	5,071	72,096
Loss on equity method investment	—	—	—	764
Write-off of obsolete inventory	673	—	—	—
Deferred income taxes	—	(1,388)	—	—
Changes in operating assets and liabilities, net of acquisition:
Accounts receivable	(19,471)	803	11,566	(8,708)
Inventories	1,569	(592)	(491)	(2,107)
Deferred contract acquisition costs	(1,198)	(1,217)	(967)	(1,506)
Prepaid expenses and other current assets	(2,913)	(2,698)	(763)	(3,004)
Other assets	(213)	(977)	(1,173)	229
Accounts payable	(787)	1,158	911	(2,494)
Accrued expenses and other current liabilities	2,733	5,851	(738)	(687)
Other long-term liabilities	481	(699)	(885)	(195)
Deferred revenue	(16,972)	(16,149)	(16,737)	(5,270)

Net cash used in operating activities	(74,006)	(81,892)	(40,739)	(57,822)

Cash flows from investing activities:
Purchases of property and equipment	(1,911)	(1,338)	(810)	(2,304)
Investment in less than majority owned joint venture	—	—	—	(2,940)
Purchases of investments	(355,242)	(78,946)	(59,122)	(29,777)
Proceeds from sales and maturities of investments	175,601	246,033	206,784	39,355
Acquisition of business, net of cash acquired	(64,381)	(45,750)	—	—

Net cash (used in) provided by investing activities	(245,933)	119,999	146,852	4,334

Cash flows from financing activities:
Proceeds from issuance of Series C convertible preferred stock, net of issuance costs	280,444	45,761	—	146,764
Proceeds from exercise of common stock options	635	1,036	379	2,232
Purchase of treasury stock	—	(158)	—	(163)
Payment of deferred offering costs	—	—	—	(371)
Repurchase of Series A convertible preferred stock, net of costs	(2,898)	—	—	—

Net cash provided by financing activities	278,181	46,639	379	148,462

Net (decrease) increase in cash, cash equivalents, and restricted cash	(41,758)	84,746	106,492	94,974
Cash, cash equivalents, and restricted cash at beginning of period	95,828	54,070	54,070	138,816

Cash, cash equivalents, and restricted cash at end of period	$54,070	$138,816	$160,562	$233,790

Cash, cash equivalents, and restricted cash at end of period:
Cash and cash equivalents	47,975	137,673	159,467	232,695
Restricted cash	6,095	1,143	1,095	1,095

Total cash, cash equivalents, and restricted cash at end of period	$54,070	$138,816	$160,562	$233,790

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$—	$193	$—	$138
Supplemental disclosure of non-cash investing and financing activities:
Additions to property and equipment included in accrued expenses and accounts payable	$176	$—	$207	$572
Series C preferred stock issued in connection with Avizia acquisition	$72,536	$—	$—	$—
Series C preferred stock issued in connection with Aligned acquisition	$—	$34,250	$—	$—
Unsettled issuance of Series C preferred stock	$—	$75	$—	$—
Common stock issuance costs in accrued expenses	$—	$—	$—	$440
Preferred stock issuance costs in accrued expenses	$—	$—	$—	$750
Receivable related to exercise of common stock options	$—	$—	$—	$100

The accompanying notes are an integral part of these consolidated financial statements.

AMERICAN WELL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

1. Nature of Business and Basis of Presentation

American Well Corporation (the “Company”) was incorporated under the laws of the State of Delaware in June 2006. The Company is headquartered in Boston, Massachusetts.

The Company is a leading telehealth company that enables the digital distribution and delivery of care for healthcare’s key stakeholders. The Company’s scalable technology is deployed at the enterprise level of clients, embeds into existing offerings and workflows, spans the continuum of care and enables the delivery of this care across a wide variety of clinical, retail, school and home settings.

The Company is subject to a number of risks similar to other companies of a similar size in the high technology industry, including, but not limited to, uncertainty of progress in developing technologies, new technological innovations, dependence on key personnel, protection of proprietary technology, uncertainty of market acceptance of telehealth and the need for additional financing.

Liquidity and Going Concern

In accordance with Accounting Standards Update (“ASU”) No. 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (Subtopic 205-40), the Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are issued.

The accompanying consolidated financial statements have been prepared on the basis of continuity of operations, realization of assets, and the satisfaction of liabilities and commitments in the ordinary course of business. Through December 31, 2019, the Company has primarily funded its operations with proceeds from the sales of convertible preferred stock and revenue from customers who purchase access to the Company’s telehealth platform. Since inception, the Company has incurred recurring losses, including net losses of $88,366 for the year ended December 31, 2019. As of December 31, 2019, the Company had an accumulated deficit of $357,927. The Company expects to continue to generate operating losses for the foreseeable future.

As of June 1, 2020, the issuance date of the consolidated financial statements for the year ended December 31, 2019, the Company expects that its cash, cash equivalents and investments will be sufficient to fund its operating expenses and capital expenditure requirements for at least twelve months from the issuance date of the consolidated financial statements. As of August 24, 2020, the issuance date of the interim consolidated financial statements for the six months ended June 30, 2020, the Company expects that its cash, cash equivalents and investments will be sufficient to fund its operating expenses and capital expenditure requirements for at least twelve months from the issuance date of the consolidated financial statements (unaudited).

The Company is seeking to complete an initial public offering (“IPO”) of its common stock. Upon the completion of a qualified public offering on specified terms (see Note 16) the Company’s outstanding convertible preferred stock will automatically convert into shares of common stock.

In the event the Company does not complete an IPO, the Company expects to seek additional funding through private equity financings and/or debt financings. While the Company has historically been successful in obtaining equity financing, there can be no assurance that such additional financing, if necessary, will be available or, if available, that such financings can be obtained on satisfactory terms.

Basis of Presentation

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and include the accounts of American Well Corporation, its wholly-owned subsidiaries, those of professional corporations, which represent variable interest entities in which American Well has an interest and is the primary beneficiary (“PC”) (see Note 3) and National Telehealth Network (“NTN”), an entity in which American Well controls fifty percent or more of the voting shares (see Note 4). Intercompany accounts and transactions have been eliminated in consolidation.

For consolidated entities where American Well owns or is exposed to less than 100% of the economics, the net income (loss) attributable to noncontrolling interests is recorded in the consolidated statements of operations and comprehensive loss equal to the percentage of the economic or ownership interest retained in each entity by the respective non-controlling party. The noncontrolling interests are presented as a separate component of stockholders’ deficit in the consolidated balance sheets.

2. Summary of Significant Accounting Policies

Unaudited Interim Financial Information

The accompanying consolidated balance sheet as of June 30, 2020, the consolidated statements of operations and comprehensive loss and of cash flows for the six months ended June 30, 2019 and 2020, and the consolidated statements of convertible preferred stock and stockholders’ deficit for the six months ended June 30, 2019 and 2020 are unaudited. The unaudited interim consolidated financial statements have been prepared on the same basis as the audited annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary for the fair statement of the Company’s financial position as of June 30, 2020 and the results of its operations and its cash flows for the six months ended June 30, 2019 and 2020. The financial data and other information disclosed in these notes related to the six months ended June 30, 2019 and 2020 are also unaudited. The results for the six months ended June 30, 2020 are not necessarily indicative of results to be expected for the year ending December 31, 2020, any other interim periods, or any future year or period.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reported periods. Significant estimates and assumptions reflected in these consolidated financial statements include, but are not limited to, revenue recognition, the estimated customer relationship period that is used in the amortization of deferred contract acquisition costs, the valuation of assets and liabilities acquired in business combinations, the useful lives of intangible assets and property and equipment and the valuation of common stock. The Company bases its estimates on historical experience, known trends, and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates, as there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results may differ from those estimates or assumptions.

Due to the COVID-19 global pandemic, the global economy and financial markets have been disrupted and there is a significant amount of uncertainty about the length and severity of the consequences caused by the pandemic. The Company has considered information available to it as of the date of issuance of these financial statements and has not experienced any significant impact to its estimates and assumptions as a result of the COVID-19 pandemic. On an ongoing basis, the Company will continue to closely monitor the COVID-19 impact on its estimates and assumptions.

Foreign Currency

The Company’s reporting currency is the U.S. dollar. The Company determines the functional currency of each subsidiary based on the currency of the primary economic environment in which each subsidiary operates. Items included in the financial statements of such subsidiaries are measured using that functional currency.

For substantially all of the Company’s subsidiaries the functional currency is the U.S. dollar. Foreign currency denominated monetary assets and liabilities are remeasured into U.S. dollars at current exchange rates and foreign currency denominated nonmonetary assets and liabilities are remeasured into U.S. dollars at historical exchange rates. Gains or losses from foreign currency remeasurement and settlements are included in interest income and other income (expense), net in the consolidated statements of operations and comprehensive loss. During the years ended December 31, 2018 and 2019, the Company’s gains or losses from foreign currency remeasurement and settlements were not material. During the six months ended June 30, 2019 and 2020 (unaudited), the Company’s gains or losses from foreign currency remeasurement and settlements were not material.

Unaudited Pro Forma Information

Unaudited Pro Forma Balance Sheet

The accompanying unaudited pro forma consolidated balance sheet as of June 30, 2020, has been prepared to give effect, upon the closing of a qualified IPO, to the automatic conversion of all shares of convertible preferred stock outstanding into shares of common stock as if the proposed IPO had occurred on June 30, 2020.

In the second quarter of 2020, the Company granted certain employees a right to receive restricted stock units of up to 1.5% of the Company’s fully-diluted outstanding capital stock upon the earlier to occur of either (i) an initial public offering that closes on or before December 31, 2020 or (ii) the execution of a definitive transaction agreement to enter into a “corporate transaction” on or before December 31, 2020 (the “Sale RSUs”). No future service period is required for either the IPO RSUs (as defined below) or Sale RSUs, therefore the full stock compensation expense associated with the RSUs will be recorded on the date that the initial public offering closes, if before December 31, 2020, or a definitive transaction agreement to enter into a corporate transaction is executed, if before December 31, 2020. Accordingly, the unaudited pro forma balance sheet information as of June 30, 2020 gives effect to stock-based compensation expense of approximately $23.6 million associated with these RSUs. This pro forma adjustment is reflected as an increase to additional paid-in capital and accumulated deficit.

Unaudited Pro Forma Net Loss Per Share

In the accompanying consolidated statements of operations and comprehensive loss, the unaudited pro forma basic and diluted net loss per share attributable to common stockholders for the year ended December 31, 2019 and the six months ended June 30, 2020, has been prepared to give effect, upon the closing of qualified IPO, to the automatic conversion of all shares of convertible preferred stock outstanding into shares of common stock as if the proposed IPO had occurred on the later of January 1, 2019, or the issuance date of the convertible preferred stock. Additionally, in June 2020, in anticipation of the IPO, the Company granted RSUs to the co-CEOs (the “IPO RSUs”). The IPO RSUs will be settled in Class A common stock once the awards are each vested (vesting occurs over a three-year period). For the purposes of pro forma net loss per share, the 2,442,186 Class A common shares underlying the IPO RSUs issuable at the IPO date, based on an assumed public offering price of $15.00 per share, which is the midpoint of the price range, are included in the pro forma weighted-average common shares amount as if they were outstanding from the date of grant, as the requisite future service is not substantive for accounting purposes. The pro forma net loss used to calculate unaudited pro forma basic and diluted net loss per share is not adjusted for stock-based compensation expense associated with these RSUs.

Unaudited pro forma diluted net loss per share attributable to common stockholders is the same as the unaudited pro forma basic net loss per share attributable to common stockholders for the period as the impact of any potentially dilutive securities was anti-dilutive.

Segment Information

The Company’s chief operating decision makers (CODMs), its two Chief Executive Officers, review financial information presented on a consolidated basis for purposes of allocating resources and evaluating financial performance. The Company operates and manages its business as one reportable and operating segment. In addition, substantially all of the Company’s revenue and long-lived assets are attributable to operations in the United States for all periods presented.

Variable Interest Entities

The Company evaluates its ownership, contractual and other interests in entities to determine if it has any variable interest in a variable interest entity (“VIE”). These evaluations are complex and involve judgment. If the Company determines that an entity in which it holds a contractual or ownership interest is a VIE and that the Company is the primary beneficiary, the Company consolidates such entity in its consolidated financial statements. The primary beneficiary of a VIE is the party that meets both of the following criteria: (i) has the power to make decisions that most significantly affect the economic performance of the VIE; and (ii) has the obligation to absorb losses or the right to receive benefits that in either case could potentially be significant to the VIE. Management performs ongoing reassessments of whether changes in the facts and circumstances regarding the Company’s involvement with a VIE will cause the consolidation conclusion to change. Changes in consolidation status are applied prospectively.

Concentrations of Credit Risk and Significant Customers

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash, cash equivalents, investments and accounts receivable. The Company invests its excess cash with large financial institutions that the Company believes are of high credit quality. Cash and cash equivalents are invested in highly rated money market funds. At times the Company’s cash balances with individual banking institutions are in excess of federally insured limits. The Company’s investments are invested in U.S. government agency bonds. The Company has not experienced any losses on its deposits of cash, cash equivalents or investments. The Company does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

The Company performs ongoing assessments and credit evaluations of its customers to assess the collectability of the accounts based on a number of factors, including past transaction experience, age of the accounts receivable, review of the invoicing terms of the contracts, and recent communication with customers. The Company has not experienced significant credit losses from its accounts receivable.

As of December 31, 2018, one customer accounted for 18% of outstanding accounts receivable. As of December 31, 2019, no customer accounted for 10% or greater of outstanding accounts receivable. For the year ended December 31, 2018, sales to two related party customers represented 21% and 13% of the Company’s total revenue. For the year ended December 31, 2019, sales to one related party customer represented 23% of the Company’s total revenue.

As of June 30, 2020 (unaudited), no customer accounted for 10% or greater of outstanding accounts receivable. For the six months ended June 30, 2019 (unaudited), sales to one related party customer represented 22% of the Company’s total revenue. For the six months ended June 30, 2020 (unaudited), sales to one related party customer represented 22% of the Company’s total revenue.

Cash Equivalents

The Company considers all highly liquid investments purchased with maturities of three months or less at the date of purchase to be cash equivalents.

Restricted Cash

As of December 31, 2018 and December 31, 2019, the Company maintained letters of credit totaling $6,095 and $1,143, respectively, for the benefit of the landlord of its leased property and performance surety bonds. The Company has classified $5,000 as current as of December 31, 2018 and $1,095 and $1,143 as non-current on its consolidated balance sheet as of December 31, 2018 and 2019, respectively.

As of June 30, 2020 (unaudited), the Company maintained letters of credit totaling $1,095, for the benefit of the landlord of its leased property and performance surety bonds. The Company has classified $300 as current and $795 as non-current on its consolidated balance sheet as of June 30, 2020 (unaudited).

Investments

The Company’s investments are classified as available-for-sale and are carried at fair value, with the unrealized gains and losses reported as a component of accumulated other comprehensive income (loss) in total stockholders’ deficit. The Company has classified its available-for-sale investments as current assets on the consolidated balance sheet as these investments generally consist of highly marketable securities that are identified to be available to meet near-term cash requirements.

Realized gains and losses and declines in value determined to be other than temporary are based on the specific identification method and are included as a component of interest income and other income (expense), net in the consolidated statements of operations and comprehensive loss.

The Company periodically evaluates its investments for other-than-temporary impairment. When assessing investments for other-than-temporary declines in value, the Company considers such factors as, among other things, how significant the decline in value is as a percentage of the original cost, how long the market value of the investment has been less than its original cost, the Company’s ability and intent to retain investment for a period of time sufficient to allow for any anticipated recovery in fair value and market conditions in general. If any adjustment to fair value reflects a decline in the value of the investment that the Company considers to be “other than temporary,” the Company reduces the investment through a charge to the consolidated statement of operations and other comprehensive income (loss). No such adjustments were necessary during the periods presented.

As of December 31, 2019 and June 30, 2020 (unaudited), there were no investments that had been in a continuous loss position for more than 12 months.

Accounts Receivable, Net

Accounts receivable primarily consist of amounts billed currently due from customers. Accounts receivable are presented net of an allowance for doubtful accounts, which is an estimate of amounts that may not be collectible. In determining the amount of the allowance at each reporting date, the Company makes judgments about general economic conditions, historical write-off experience and any specific risks identified in customer collection matters, including the aging of unpaid accounts receivable and changes in customer financial conditions. Account balances are written off after all means of collection are exhausted and the potential for non-recovery is determined to be probable. Adjustments to the allowance for doubtful accounts are recorded as general and administrative expenses in the consolidated statements of operations and comprehensive loss.

Unbilled accounts receivable represents amounts for which the Company has recognized revenue, pursuant to its revenue recognition policy, for professional services already performed but billed in arrears. The unbilled accounts receivable balance was $503 and $1,622 as of December 31, 2018 and 2019, respectively. The unbilled accounts receivable balance was $3,444 as of June 30, 2020 (unaudited).

Inventories

The Company values all of its inventories, which consist primarily of raw material hardware components, at the lower of cost or net realizable value on a first-in, first-out basis (“FIFO”). Write-offs of potentially slow moving or damaged inventory are recorded through specific identification of obsolete or damaged material.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization are recognized using the straight-line method over the useful life of the assets. Computer equipment is depreciated over three to four years. Computer software, furniture and fixtures and office equipment are depreciated over three years. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the related asset. Repairs and maintenance costs are expensed as incurred. When assets are sold or retired, the cost and related accumulated depreciation or amortization are removed from the accounts, with any resulting gain or loss recorded in the consolidated statements of operations and comprehensive loss.

Business Combinations

The Company accounts for business combinations using the acquisition method of accounting. Application of this method of accounting requires that (i) identifiable assets acquired (including identifiable intangible assets) and liabilities assumed generally be measured and recognized at fair value as of the acquisition date and (ii) the excess of the purchase price over the net fair value of identifiable assets acquired and liabilities assumed be recognized as goodwill. Transaction costs related to business combinations are expensed as incurred in general and administrative expense in the consolidated statement of operations and comprehensive loss.

Determining the fair value of assets acquired and liabilities assumed, and the allocation of the purchase price requires management to use judgment and estimates, especially with respect to intangible assets. Critical estimates in valuing certain identifiable assets include, but are not limited to, estimates of future revenue and cash flows, expected long-term market growth, future expected operating expenses, and appropriate discount rates. Management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. During the measurement period, the Company may record certain adjustments to the carrying value of the assets acquired and liabilities assumed with the corresponding offset to goodwill. After the measurement period, which could last up to one year after the transaction date, all adjustments are recorded in the consolidated statements of operations and comprehensive loss.

Goodwill

The Company recognizes the excess of the purchase price over the fair value of identifiable net assets acquired as goodwill. Goodwill is not amortized but is tested for impairment annually on November 30 or more frequently if events or changes in circumstances indicate that the carrying amount of the goodwill may not be recoverable. The Company’s goodwill impairment tests are performed at the enterprise level given the Company’s single reporting unit.

The Company’s goodwill impairment analysis first assesses qualitative factors to determine whether events or circumstances existed that would lead the Company to conclude it is more likely than not that the fair value of the reporting unit is below its carrying amount. If the Company determines that it is more likely than not that the fair value of the reporting unit is below the carrying amount, a quantitative goodwill assessment is required. In the quantitative evaluation, the fair value of the reporting unit is determined and compared to the carrying value. If the fair value estimate is less than the carrying value, goodwill is considered impaired for the amount by which the carrying amount exceeds the reporting unit’s fair value with the maximum impairment being equal to the carrying value of goodwill. A charge is reported as impairment of goodwill in the consolidated statements of operations and comprehensive loss.

In each of its annual goodwill impairment tests performed as of November 30, 2018 and 2019, the Company performed a quantitative goodwill assessment, and the estimated fair value of the Company’s single reporting unit exceeded its carrying amount. Therefore, during the years ended December 31, 2018 and 2019, the Company did not recognize any impairment charges related to goodwill. The Company did not identify any evidence of a triggering event that would require quantitative assessment of goodwill impairment in the six months ended June 30, 2020 (unaudited).

Intangible Assets

Intangible assets acquired in a business combination are recognized at fair value using generally accepted valuation methods deemed appropriate for the type of intangible asset acquired and reported net of accumulated amortization, separately from goodwill. Finite-lived intangible assets, which primarily consist of customer relationships, contractor relationships, technology and trade name, are stated at historical cost and amortized over the assets’ estimated useful lives.

Impairment of Long-Lived Assets

Long-lived assets consist primarily of property and equipment and intangible assets. Long-lived assets to be held and used are tested for recoverability whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. Factors that the Company considers in deciding when to perform an impairment review include significant underperformance of the business in relation to expectations, significant negative industry or economic trends and significant changes or planned changes in the use of the assets, among others. When testing for asset impairment, the Company groups assets and liabilities at the lowest level for which cash flows are separately identifiable. If an impairment review is performed to evaluate a long-lived asset group for recoverability, the Company compares forecasts of undiscounted cash flows expected to result from the use and eventual disposition of the long-lived asset group to its carrying value. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of an asset group are less than the asset’s carrying amount. The impairment loss would be based on the excess of the carrying value of the impaired asset group over its fair value. To date, the Company has not recorded any impairment losses on long-lived assets. No events or changes in circumstances existed to require an impairment assessment during the years ended December 31, 2018 and 2019. No events or changes in circumstances existed to require an impairment assessment during the six months ended June 30, 2020 (unaudited).

Investment in Less than Majority Owned Joint Venture (unaudited)

The Company and Cleveland Clinic partnered to form a joint venture, under the name CCAV, JV LLC, to provide broad access to comprehensive and high acuity care services via telehealth. The Company does not have a controlling financial interest in CCAV, JV LLC, but it does have the ability to exercise significant influence over the operating and financial policies of CCAV, JV LLC. Therefore, the Company accounts for its investment in CCAV, JV LLC using the equity method of accounting. The joint venture is considered a variable interest entity under ASC 810-10, but the Company is not the primary beneficiary as it does not have the power to direct the activities of the joint venture that most significantly impact its performance. The Company’s evaluation of ability to impact performance is based on its managing directors and Cleveland Clinic’s ability to appoint and remove the chairperson who has the ability to cast the tie breaking vote on the most significant activities.

During the six months ended June 30, 2020 (unaudited), the Company contributed $2,940 as its initial investment for a 49% interest in CCAV, JV LLC. The agreement also requires aggregate total capital contributions by the Company up to an additional $11,800 in two phases, which is yet to be defined. For the six months ended June 30, 2020 (unaudited), the Company recognized a loss of $764 as its proportionate share of the joint ventures results of operations. Accordingly, the carrying value of the equity method investment as of June 30, 2020 (unaudited) was $2,176.

Deferred Offering Costs

The Company capitalizes certain legal, professional accounting and other third-party fees that are directly associated with in-process equity financings as deferred offering costs until such financings are consummated. After consummation of the equity financing, these costs are recorded in stockholders’ deficit as a reduction of additional paid-in capital generated as a result of the offering. Should the equity financing no longer be considered probable of being consummated, the deferred offering costs would be expensed immediately as a charge to operating expenses in the consolidated statements of operations and comprehensive loss. No deferred offering costs have been capitalized in the consolidated balance sheet as of December 31, 2018 and 2019. Deferred offering costs of $811 have been capitalized in the consolidated balance sheet as of June 30, 2020 (unaudited).

Advertising Costs

Advertising costs are expensed as incurred and are included in sales and marketing expense in the consolidated statement of operations and comprehensive loss. For the years ended December 31, 2018 and 2019, the Company’s advertising expenses were $2,453 and $6,107, respectively. For the six months ended June 30, 2019 and 2020 (unaudited), the Company’s advertising expenses were $2,700 and $2,176, respectively.

Research and Development Costs

Research and development costs are expensed as incurred. Research and development expenses include payroll, employee benefits and other expenses associated with product development.

Internal-Use Software

The Company evaluates development costs incurred in connection with its internal-use software for capitalization. Qualifying costs incurred to develop internal-use software are capitalized when (i) the preliminary project stage is completed, (ii) management has authorized further funding for the completion of the project and (iii) it is probable that the project will be completed and performed as intended. Capitalization of these costs ceases once the project is substantially complete and the software is ready for its intended purpose. Capitalized internal-use software development costs are amortized using the straight-line method over an estimated useful life of three years. Such amortization expense for internal-use software is classified as cost of revenues in the consolidated statements of operations and comprehensive loss. Capitalized internal-use software costs were not material to the Company’s consolidated financial statements during the years ended December 31, 2018 and 2019. Capitalized internal-use software costs were not material to the Company’s consolidated financial statements during the six months ended June 30, 2020 (unaudited).

Stock-Based Compensation

The Company measures all stock options and other stock-based awards granted to employees and directors based on the fair value on the date of the grant and recognizes compensation expense of those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. Generally, the Company issues stock options to employees with only service-based vesting conditions and records the expense for these awards using the straight-line method. The Company has periodically issued restricted stock units (“RSU’s”) to employees with only service-based vesting conditions and records the expense for these awards using the straight-line method.

The Company classifies stock-based compensation expense in its consolidated statements of operations and comprehensive loss in the same manner in which the award’s recipient’s payroll costs are classified.

The Company recognizes compensation expense for only the portion of awards that are expected to vest. In developing a forfeiture rate estimate, the Company has considered its historical experience to estimate pre-vesting forfeitures for service-based awards. The impact of a forfeiture rate adjustment will be recognized in full in the period of adjustment, and if the actual forfeiture rate is materially different from the Company’s estimate, the Company may be required to record adjustments to stock-based compensation expense in future periods.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information. Therefore, it estimates its expected stock volatility based on the historical volatility of a publicly traded set of peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company’s stock options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. The expected dividend yield is based on the fact that the Company has never paid cash dividends and does not expect to pay any cash dividends in the foreseeable future.

Deferred Contract Acquisition Costs

The Company capitalizes sales commissions and certain parts of the Company bonus that are incremental to the acquisition of customer contracts. These costs are recorded as deferred contract acquisition costs on the consolidated balance sheets. The Company determines whether costs should be deferred based on its sales compensation plans if the commissions are in fact incremental and would not have occurred absent the customer contract.

Sales commissions paid upon the initial acquisition of a contract are amortized over an estimated period of benefit of five years. No sales commissions are paid on customer renewals. Amortization is recognized on a straight-line basis commensurate with the pattern of revenue recognition. The Company determined the period of benefit for commissions paid for the acquisition of initial contracts by taking into consideration the commitment term of the customer contract, the nature of the Company’s technology development life cycle, and an estimated customer relationship period. Amortization of deferred contract acquisition costs is included in sales and marketing expenses in the accompanying consolidated statements of operations and comprehensive loss.

The Company reviews these deferred costs to determine whether events or changes in circumstances have occurred that could impact the period of benefit of these deferred contract acquisition costs. There were no impairment losses recorded during the periods presented.

Deferred Contract Fulfillment Costs

The Company capitalizes costs to fulfill contracts with customers in “Prepaid expenses and other current assets” and “Other assets” on its consolidated balance sheet. The Company amortizes these costs to cost of revenue in the consolidated statement of operations and comprehensive loss consistent with the revenue recognition of the performance obligations in the associated contracts. The Company assesses these costs for impairment at the end of each reporting period. There were no impairment losses recorded during the periods presented.

Comprehensive Loss

Comprehensive loss includes net loss as well as other changes in stockholders’ deficit that result from transactions and economic events other than those with stockholders.

Income Taxes

The Company accounts for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the financial statements or in the Company’s tax returns. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using the enacted tax rates in effect for the year in which the differences are expected to reverse. Changes in deferred tax assets and liabilities are recorded in the provision for income taxes. The Company assesses the likelihood that its deferred tax assets will be recovered from future taxable income, and to the extent it believes, based upon the weight of available evidence, that it is more likely than not that all or a portion of the deferred tax assets will not be realized, a valuation allowance is established through a charge to income tax expense. The potential for recovery of deferred tax assets is evaluated by considering taxable income in carryback years, existing taxable temporary differences, prudent and feasible tax planning strategies and estimating the future taxable profits.

The Company accounts for uncertainty in income taxes recognized in the financial statements by applying a two-step process to determine the amount of tax benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination by the taxing authorities. If the tax position is deemed more-likely-than-not to be sustained, the tax position is then assessed to determine the amount of benefit to recognize in the financial statements. The amount of the benefit that may be recognized is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. The provision for income taxes includes the effects of any resulting tax reserves, or unrecognized tax benefits, that are considered appropriate as well as the related net interest and penalties.

Net Loss per Share

The Company follows the two-class method when computing net loss per share as the Company has issued shares that meet the definition of participating securities. The two-class method determines net loss per share for each class of common and participating securities according to dividends declared or accumulated and participation rights in undistributed earnings. The two-class method requires income or loss available to common stockholders for the period to be allocated between common and participating securities based upon their respective rights to receive dividends as if all income or losses for the period had been distributed.

Basic net loss per share attributable to common stockholders is computed by dividing the net loss attributable to common stockholders by the weighted average number of shares of common stock outstanding for the period. Diluted net loss attributable to common stockholders is computed by adjusting net losses attributable to common stockholders to reallocate undistributed earnings based on the potential impact of dilutive securities. Diluted net loss per share attributable to common stockholders is computed by dividing the diluted net loss attributable to common stockholders by the weighted average number of shares of common stock outstanding for the period, including potential dilutive common shares.

The Company’s convertible preferred stock contractually entitles the holders of such shares to participate in dividends, but contractually does not require the holders of such shares to participate in losses of the Company. Accordingly, in periods in which the Company reports a net loss attributable to common stockholders, diluted net loss per share attributable to common stockholders is the same as basic net loss per share attributable to common stockholders since dilutive common shares are not assumed to have been issued, as their effect is anti-dilutive. The Company reported a net loss attributable to common stockholders for the years ended December 31, 2018 and 2019. The Company reported a net loss attributable to common stockholders for the six months ended June 30, 2019 and 2020 (unaudited).

Revenue Recognition

The Company elected to early adopt Accounting Standards Codification Topic 606 (“ASC 606”), Revenue from Contracts with Customers, effective January 1, 2017 using the full retrospective transition method. Therefore, the Company is presenting the consolidated financial statements for all periods presented in accordance with ASC 606.

The Company applied ASC 606 using practical expedients where:

•

The measurement of the transaction price excludes all taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue transaction and collected by the Company from a customer;

•	The value of unsatisfied performance obligations for contracts with an original expected length of one year or less has not been disclosed;

•

The Company recognizes revenue in the amount for which the Company has the right to invoice if the Company has a right to payment from a customer in an amount that corresponds directly with the value of the Company’s performance completed to date;

•

The Company recognizes the promised amount of consideration without adjusting for the effects of a significant financing component if the Company expects, at contract inception, that the period between the transfer of goods or services to the customer and when the customer pays for that good or service will be one year or less.

In accordance with ASC 606, revenue is recognized when a customer obtains control of promised goods or services. The amount of revenue recognized reflects the consideration that the Company expects to be entitled to receive in exchange for the goods or services. To achieve the core principle of ASC 606, the Company applies the following steps:

1. Identify the customer contract

The Company considers the terms and conditions of the contract and its customary business practices in identifying its contracts under ASC 606. The Company determines that it has a contract with a customer when the contract is approved, the Company can identify each party’s rights regarding the goods or services to be transferred, the Company can identify the payment terms, the Company has determined the customer has the ability and intent to pay and the contract has commercial substance. The Company applies judgment in determining the customer’s ability and intent to pay, which is based on a variety of factors, including the customer’s historical payment experience or, in the case of a new customer, credit and financial information pertaining to the customer.

2. Identify performance obligations

A performance obligation is a promise to provide a distinct good or service or a series of distinct goods or services. A good or service that is promised to a customer is distinct if the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer, and a company’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract.

3. Determine the transaction price

The transaction price is the amount of consideration to which the Company expects to be entitled in exchange for transferring goods or services to a customer. The Company estimates any variable consideration to which it will be entitled at contract inception and reassesses at each reporting date when determining the transaction price. The Company does not include variable consideration to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will occur when any uncertainty associated with the variable consideration is resolved.

The Company’s contracts do not contain refund provisions for fees earned related to services performed. However, if the Company’s services do not meet certain service level commitments, customers are entitled to receive service credits, which represents a form of variable consideration. The Company has historically not experienced any significant incidents affecting the defined levels of reliability and performance as required by the Company’s contracts. Accordingly, any estimated credits related to these agreements in the consolidated financial statements are not material during the periods presented. If client performance guarantees are not being achieved, the Company will deduct from revenue an estimate of the amount that will be due at the end of the respective client’s contractual period.

Customers may be billed prior to the related goods or services being transferred to the customer. In determining the transaction price, the Company adjusts the promised amount of consideration for a significant financing component if the timing of payments agreed to by the parties in the contract provide the customer a significant benefit of financing. When a contract with a customer includes a significant financing component as a result of an advance payment to the Company, the transaction price is adjusted using the discount rate that would be reflected in a separate financing transaction between the Company and the customer at contract inception. For the years ended December 31, 2018 and 2019 and the six months ended June 30, 2019 and 2020 (unaudited), the effect of the financing component is not significant and does not materially change the amount of revenue that would be recognized under a contract.

4. Allocate the transaction price to the distinct performance obligations

If the contract contains a single performance obligation, the entire transaction price is allocated to the single performance obligation. Contracts that contain multiple performance obligations require an allocation of the transaction price to each performance obligation based on a relative standalone selling price (“SSP”). The Company determines SSP for its performance obligations using observable inputs. SSP is consistent with the Company’s overall pricing objectives and reflects the amount the Company would charge for that performance obligation if it were sold separately in a standalone sale, and the price the Company would sell to similar customers in similar circumstances.

5. Recognize revenue as the performance obligations are satisfied

Revenue is recognized when or as control of the promised goods or service is transferred to the customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services.

Nature of goods and services

Platform subscription

The Company generates revenue primarily from contracts with customers who purchase subscriptions to access to the Company’s hosted telehealth platform which includes access to the Company’s affiliated medical group.

The Company’s customers do not have the right to take possession of the Company’s software operating its telehealth platform at any time. Instead, customers are granted access to the Company’s platform over the contractual period. Access to the platform, including the stand ready obligation to provide access to the affiliated medical group, represents a series of distinct services as the Company continually provides access to and fulfills its obligation to the customer over the contract term. The typical contract term is three years. Most of the Company’s contracts are non-cancelable over the contractual term. Customers typically have the right to terminate their contracts for cause if the Company fails to perform in accordance with the contractual terms.

For customers who purchase access to the enterprise telehealth platform (the “Amwell Platform”), the Company hosts a dedicated instance of the telehealth platform, white-labeled under the customer’s own name, branding, and with customized workflows and operating choices. The implementation services for the Amwell Platform are not distinct within the context of the contract because the Company’s promise to perform the implementation services are not separately identifiable from the access to the Amwell Platform. The implementation services, which customize the customer’s Amwell Platform, are integral to the customer’s ability to derive its intended benefit from the Amwell Platform. The development and implementation services generally span several months and cannot be performed by another entity. Therefore, access to the Amwell Platform and the implementation services are bundled together and represent a single performance obligation. The fixed consideration related to the single performance obligation is generally recognized on a straight-line basis over the contract term beginning on the date access to the Amwell Platform is provided. The Company uses a time-elapsed method to measure progress because the Company transfers control evenly over the contractual period.

Customers can also purchase access to the Company’s co-branded telehealth practice hosted on the Company’s shared services platform (the “Amwell Practice”). The implementation services for the Amwell Practice do not significantly modify or customize the Amwell Practice, typically occur over a few days, and can be performed by other entities. Therefore, access to the Amwell Practice and the implementation services are separate outputs promised by the Company and represent two distinct performance obligations. The total fixed consideration is allocated to each distinct performance obligation based on SSP which reflects the amount that the Company charges for each performance obligation if it was sold separately in a standalone sale. The fixed consideration to access the Amwell Practice is recognized on a straight-line basis over the contract term beginning on the date access to the Amwell Practice is provided. A time-elapsed method is used to measure progress because the Company transfers control evenly over the contractual period. The fixed consideration related to the implementation services is recognized as the services are performed.

In addition to the fixed consideration received from the Amwell Platform and Amwell Practice, the Company can also receive variable consideration based on the number of members serviced (that is, a stated fee per member per month). The Company allocates the per member per month variable consideration to the month that the fee is earned, correlating with the amount of services it is providing, which is consistent with the allocation objective of the series guidance. Revenue recognized from the per member per month variable consideration does not represent a significant portion of total revenue for the years ended December 31, 2018 and 2019 and the six month ended June 30, 2019 and 2020 (unaudited).

Some contracts with customers contain a renewal option which allows the customer to continue access to the Company’s hosted telehealth platform for a stated price after the initial contractual term has ended. These renewal options are evaluated on a case-by-case basis but generally do not provide a material right as they are priced at or above the price for the same service that the Company offers to similar customers and, as such, would not result in a separate performance obligation.

Visits

The Company also generates revenue when either the Amwell Platform or the Amwell Practice is utilized to conduct a medical visit. In the event of a visit, the fee that is earned upon completion of the visit is allocated to the specific day of performance, as the visit fee meets the criteria to allocate variable consideration to a distinct service within a series of distinct services that comprise the single performance obligation. Therefore, visit fees are recognized when the visits are completed, and the Company has delivered on its stand-ready obligation to provide access to the medical professional.

In addition, customers can visit with the Company’s affiliated medical group without purchasing access to an Amwell Platform or Amwell Practice. These direct-to-consumer telehealth visits are available through the Company’s website where customers can conduct a visit with the Company’s affiliated medical group for a fixed fee. The Company’s affiliated medical group is responsible for fulfilling the promise to the customer to perform the medical visit. The Company has discretion in establishing the price for the visit, is responsible for the resolution of any customer issues, and is exposed to credit risk for the receivable due from the customer. Therefore, the Company recognizes the visit fee on a gross basis upon completion of the visit.

Other

Other revenue primarily represents professional services associated with the Company’s hosted telehealth platform. After implementation of the hosted telehealth platform has been completed, some customers purchase other professional services, which are designed to help customers enhance their ability to use the Company’s telehealth platform. For the majority of arrangements, the Company prices these professional services on a time and material basis, has standalone selling price for these services, and recognizes revenue as services are performed. Other revenue also includes sale of hardware products, such as the Company’s telehealth carts and kiosks. Revenue from the sale of hardware products to customers is recognized upon the transfer of control, which occurs upon shipment of the product.

The following table presents the Company’s revenues disaggregated by revenue source:

	Year Ended December 31,		Six Months Ended June 30,
	2018	2019	2019	2020
			(unaudited)	(unaudited)
Platform subscription	$69,208	$83,705	$38,891	$46,214
Visits	26,539	40,701	18,504	62,481
Other	18,208	24,451	11,686	13,587

Total Revenue	$113,955	$148,857	$69,081	$122,282

Deferred Revenue

Deferred revenue includes amounts collected or billed in excess of revenue recognized. Deferred revenue is recognized as revenue as the related performance obligations are satisfied. Deferred revenue that will be recognized during the succeeding twelve-month period is recorded as a current liability and the remaining portion is recorded as a noncurrent liability on the consolidated balance sheet.

Leases

Accounting under ASC 840

The Company leases its corporate headquarters under noncancelable lease agreements which are accounted for as operating leases. Rent expense is recorded on a straight-line basis over the lease term. Certain of the operating lease agreements contain rent holidays and rent escalation provisions. For these leases, the Company recognizes the related rent expense on a straight-line basis over the lease term. The difference between cash rent payments and the recognition of straight-line rent expense is recorded as deferred rent and amortized over the lease term. The Company records deferred rent in accrued expenses on the consolidated balance sheets.

Accounting under ASC 842

Prior to January 1, 2019, the Company accounted for leases under ASC 840, Leases (‘‘ASC 840’’). The Company adopted ASC 842, Leases (‘‘ASC 842’’), effective January 1, 2019 using the modified retrospective transition method. Under this method, financial statements for reporting periods after adoption are presented in accordance with ASC 842 and prior-period financial statements continue to be presented in accordance with ASC 840, the accounting standard originally in effect for such periods.

In accordance with ASC 842, the Company determines at the inception of a contract if such arrangement is or contains a lease. A contract is or contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company classifies leases at the lease commencement date as operating or finance leases and records a right-of-use asset and a lease liability on the consolidated balance sheet for all leases with an initial lease term of greater than 12 months. Leases with an initial term of 12 months or less are not recorded on the balance sheet, but payments are recognized as expense on a straight-line basis over the lease term.

The Company’s contracts may contain both lease and non-lease components. Non-lease components may include maintenance, utilities, and other operating costs. Subsequent to the Company’s adoption of ASC 842 as of January 1, 2019, the Company combines the lease and non-lease components of fixed costs in its lease arrangements as a single lease component. Variable costs, such as utilities or maintenance costs, are not included in the measurement of right-of-use assets and lease liabilities, but rather are expensed when the event determining the amount of variable consideration to be paid occurs.

Lease liabilities and their corresponding right-of-use assets are recorded based on the present value of future lease payments over the expected lease term. The Company determines the present value of future lease payments by using its estimated secured incremental borrowing rate for that lease term as the interest rate implicit in the lease is not readily determinable. The Company estimates its secured incremental borrowing rate for each lease based on the rate of interest that the Company would have to pay to borrow an amount equal to the lease payments on a collateralized basis over a similar term.

Certain of the Company’s leases include options to extend or terminate the lease. The amounts determined for the Company’s right-of-use assets and lease liabilities generally do not assume that renewal options or early-termination provisions, if any, are exercised, unless it is reasonably certain that the Company will exercise such options.

Recently Adopted Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) (‘‘ASU 2016-02’’), which sets out the principles for the recognition, measurement, presentation, and disclosure of leases for both parties to a contract (i.e., lessees and lessors). The standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method for finance leases or on a straight-line basis over the term of the lease for operating leases. In addition, a lessee is required to record (i) a right-of-use asset and a lease liability on its balance sheets for all leases with accounting lease terms of greater than 12 months regardless of whether it is an operating or finance lease and (ii) lease expense in its statement of operations for operating leases and amortization and interest expense in its statement of operations for finance leases. Leases with a term of 12 months or less may be accounted for similar to prior guidance for operating leases under ASC 840. In July 2018, the FASB issued ASU No. 2018-11, Leases (Topic 842), which added an optional transition method that allows companies to adopt the standard as of the beginning of the year of adoption as opposed to the earliest comparative period presented. In November 2019, the FASB issued guidance delaying the effective date for all entities, except for public business entities. For public entities, ASU 2016-02 was effective for annual periods beginning after December 15, 2018, including interim periods within those fiscal years. For non-public entities, this guidance is effective for annual periods beginning after December 15, 2020. Early adoption is permitted.

The Company adopted ASC 842 effective January 1, 2019, using the modified retrospective transition method. The transition method allows entities to apply the transition requirements at the effective date rather than at the beginning of the earliest comparative period presented. Accordingly, the Company did not restate the comparative period and its reporting for the comparative period is presented in accordance with ASC 840. Upon its adoption of ASC 842, the Company elected to apply the package of practical expedients permitted under the transition guidance to its entire lease portfolio as of January 1, 2019. As a result, the Company was not required to reassess (i) whether any expired or existing contracts are or contain leases, (ii) the lease classification for any expired or existing leases, and (iii) whether the initial direct costs for any existing leases met the new definition of initial direct costs at the initial application date. In connection with the adoption of ASC 842, the Company recorded an impact of $17,022 on its assets and $18,446 on its liabilities for the recognition of operating lease right-of-use-assets and operating lease liabilities, respectively, which are primarily related to the lease of the Company’s corporate headquarters in Boston, Massachusetts. The adoption of ASC 842 did not have a material impact on the Company’s results of operations or cash flows.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments, (Topic 230), which amends the guidance in ASC 230 on the classification of certain cash receipts and payments in the statement of cash flows. This standard clarifies the classification of certain cash receipts and cash payments in the statement of cash flows, including debt prepayment or extinguishment costs, settlement of contingent consideration arising from a business combination, insurance settlement proceeds, and distributions from certain equity method investees. The Company early adopted this standard on January 1, 2018. The adoption of this standard did not have a material effect on the Company’s consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, which changes the definition of a business to assist entities with evaluating when a set of transferred assets and activities is a business. If substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets, the set of transferred assets and activities is not a business. The Company early adopted this ASU in the year ended December 31, 2018. The adoption of this ASU did not have a material impact on its consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. This ASU will simplify the measurement of goodwill by eliminating step two of the two-step impairment test. Step two measures a goodwill impairment loss by comparing the implied fair value of a reporting unit’s goodwill with the carrying amount of that goodwill. The new guidance requires an entity to compare the fair value of a reporting unit with its carrying amount and recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value. Additionally, an entity should consider income tax effects from any tax-deductible goodwill on the carrying amount of the reporting unit when measuring the goodwill impairment loss, if applicable. The early adoption of this ASU in the year ended December 31, 2018 did not have a material impact on the Company’s consolidated financial statements.

In May 2017, the FASB issued ASU No. 2017-09, Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting, which provides clarity in applying the guidance in Topic 718 around modifications of stock-based payment awards. The adoption of this ASU in the year ended December 31, 2018 did not have a material impact on the Company’s consolidated financial statements.

In June 2018, the FASB issued ASU No. 2018-07, Compensation-Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting. The standard largely aligns the accounting for share-based payment awards issued to employees and non-employees by expanding the scope of ASC 718 to apply to non-employee share-based transactions, as long as the transaction is not effectively a form of financing. The Company early adopted ASU 2018-07 on January 1, 2018, and the adoption did not have a material impact on the Company’s consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Requirements for Fair Value Measurement (‘‘ASU 2018-13’’), which modifies the existing disclosure requirements for fair value measurements in Topic 820. The new disclosure requirements include disclosure related to changes in unrealized gains or losses included in other comprehensive income (loss) for recurring Level 3 fair value measurements held at the end of each reporting period and the explicit requirement to disclose the range and weighted-average of significant unobservable inputs used for Level 3 fair value measurements. The other provisions of ASU 2018-13 include eliminated and modified disclosure requirements. An entity is permitted to early adopt any removed or modified disclosures upon issuance of ASU 2018-13 and delay adoption of the additional disclosures until their effective date. For all entities, this guidance is required to be adopted for annual periods beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted. The Company does not expect the adoption of ASU 2018-13 to have a significant impact on the Company’s consolidated financial statements and related disclosures. The guidance was adopted effective January 1, 2020 (unaudited) and did not have a material impact on the consolidated financial statements and disclosures.

In August 2018, the FASB issued ASU 2018-15, Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract, which aligns the requirements for capitalizing implementation costs incurred in a cloud computing arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use-software. The standard is effective for fiscal years beginning after December 15, 2019 and interim periods within those fiscal years. Early adoption is permitted. The adoption of ASU 2018-15 did not have a significant impact on the Company’s consolidated financial statements. The guidance was adopted effective January 1, 2020 (unaudited) and did not have a material impact on the consolidated financial statements and disclosures.

Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the FASB or other standard setting bodies that the Company adopts as of the specified effective date. The Company is an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company has elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that it is (i) no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, these financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (‘‘ASU 2016-13’’), which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss model. It also eliminates the concept of other-than-temporary impairment and requires credit losses related to available-for-sale debt securities to be recorded through an allowance for credit losses rather than as a reduction in the amortized cost basis of the securities. These changes may result in earlier recognition of credit losses. In November 2018, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, Financial Instruments—Credit Losses, which narrowed the scope and changed the effective date for non-public entities for ASU 2016-13. The FASB subsequently issued supplemental guidance within ASU No. 2019-05, Financial Instruments—Credit Losses (Topic 326): Targeted Transition Relief (‘‘ASU 2019-05’’). ASU 2019-05 provides an option to irrevocably elect the fair value option for certain financial assets previously measured at amortized cost basis. For public entities that are Securities and Exchange Commission filers, excluding entities eligible to be smaller reporting companies, ASU 2016-13 is effective for annual periods beginning after December 15, 2019, including interim periods within those fiscal years. For all other entities, ASU 2016-13 is effective for annual periods beginning after December 15, 2022, including interim periods within those fiscal years. Early adoption is permitted. This standard will be effective for the Company on January 1, 2023. The Company is currently evaluating the impact that the adoption of ASU 2016-13 will have on its consolidated financial statements.

3. Variable Interest Entities

The Company provides services pursuant to contracts with PCs which in turn contracts with physicians to provide telehealth medical services. The PC’s collectively represent the Company’s affiliated medical group. The PCs were designed and structured to comply with the relevant laws and regulations governing professional medical practice, which generally prohibits the practice of medicine by lay persons or entities. To satisfy these regulatory requirements, all of the issued and outstanding equity interests of the PCs are owned by a licensed medical professional nominated by the Company (the “Nominee Shareholder”). Upon formation of the PCs, and initial issuance of equity interests, the Nominee Shareholder contributes a nominal amount of capital in exchange for their interest in the PC. The Company then executes with each PC a Business Support Agreement (“BSA”), which provide for various administrative and management services to be provided by the Company to the PC, and a Stock Transfer Agreement (“STA”), which provide for transition of ownership of the PCs.

The Company provides all of the necessary capital for the operations of the PCs through loans to the PCs. The Company also has exclusive responsibility for the provision of all nonmedical services including contracting with customers who access the PCs for a medical visit, handling all financial transactions and day-to-day operations of each PC, overseeing the establishment of telehealth policies and protocol, and making recommendations to the PC in establishing the guidelines for the employment and compensation of the physicians and other employees of the PCs. In addition, the STA provides that the Company’s Board of Directors has the power and authority to change the Nominee Shareholder at any time for any reason, and designate a new Nominee Shareholder who will purchase the equity interests from the predecessor Nominee Shareholder for the same nominal amount, effectively limiting the Nominee Shareholder’s rights to returns of the PC. The Nominee Shareholders, notwithstanding their legal form of ownership of equity interests in the PC, have no substantive profit-sharing rights in the PCs.

Based upon the provisions of these agreements, the Company determined that the PCs are variable interest entities due to its equity holder having insufficient capital at risk, and the Company has a variable interest in the PCs. The Company consolidated the PCs under the VIE model since the Company has the power to direct activities that most significantly impact the PCs economic performance and the right to receive benefits or the obligation to absorb losses that could potentially be significant to the PCs.

Furthermore, as a direct result of nominal initial equity contributions by the Nominee Shareholder, the financial support the Company provides to the PCs (e.g. loans) and the provisions of the STA, the interests held by noncontrolling interest holders lack economic substance and do not provide them with the ability to participate in the residual profits or losses generated by the PCs. Therefore, all income and expenses recognized by the PCs are allocated to the Company’s stockholders.

The aggregate carrying value of total assets and total liabilities included on the consolidated balance sheets for the PCs after elimination of intercompany transactions were $13,276 and $12,613, respectively, as of December 31, 2018 and $35,714 and $5,777, respectively as of December 31, 2019. The aggregate carrying value of total assets and total liabilities included on the consolidated balance sheets for the PCs after elimination of intercompany transactions were $30,501 and $2,030, respectively, as of June 30, 2020 (unaudited).

Total revenue included on the consolidated statements of operations and comprehensive loss for the PCs after elimination of intercompany transactions was $14,334 and $23,450 for the years ended December 31, 2018 and 2019, respectively. Net loss included on the consolidated statements of operations and comprehensive loss for the PCs after elimination of intercompany transactions was not material for the years ended December 31, 2018 and 2019. Total revenue included on the consolidated statements of operations and comprehensive loss for the PCs after elimination of intercompany transactions was $10,208 and $43,389 for the six months ended June 30, 2019 and 2020 (unaudited), respectively. Net income included on the consolidated statements of operations and comprehensive loss for the PCs after elimination of intercompany transactions was $9,705 and $30,386 for the six months ended June 30, 2019 and 2020 (unaudited).

4. National Telehealth Network

In 2012, the Company and an affiliate of Anthem, Inc. formed NTN to expand the availability and adoption of telemedicine. The Company did not have a controlling financial interest in NTN, but it had the ability to exercise significance influence over the operating and financial policies of NTN. Therefore, the Company accounted for its investment in NTN using the equity method of accounting through December 31, 2015.

On January 1, 2016, the Company made an additional investment in NTN, which increased its ownership percentage above 50%. The Company also obtained the right to elect the Chairman of NTN who has the ability to cast the tie-breaking vote in all decisions. Therefore, on January 1, 2016, the Company obtained control over NTN and has the power to direct the activities that most significantly impact NTN’s economic performance. This step-acquisition was accounted for as a business combination and the results of the operations of NTN from January 1, 2016, have been included in the Company’s consolidated financial statements. However, because the

Company owns less than 100% of NTN, the Company recognizes net income (loss) attributable to non-controlling interest in the consolidated statements of operations and comprehensive loss equal to the percentage of the ownership interest retained in NTN by the respective non-controlling party.

The proportionate share of the income (loss) attributed to the non-controlling interest amounted to $362 and ($1,176) for the years ended December 31, 2018 and 2019, respectively. The carrying value of the non-controlling interest was $27,435 and $26,259 at December 31, 2018 and 2019. The proportionate share of the loss attributed to the non-controlling interest amounted to ($828) and ($2,405) for the six months ended June 30, 2019 and 2020 (unaudited), respectively. The carrying value of the non-controlling interest was $23,854 as of June 30, 2020 (unaudited).

5. Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

•	Level 1—Quoted prices in active markets for identical assets or liabilities.

•

Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

•

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The following tables presents the Company’s fair value hierarchy for its assets and liabilities that are measured at fair value on a recurring basis and indicate the level within the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value:

	December 31, 2018
	Level 1	Level 2	Level 3	Total
Money market funds	$29,553	$—	$—	$29,553
Investments	—	208,226	—	$208,226

	29,553	208,226	—	237,779

	December 31, 2019
	Level 1	Level 2	Level 3	Total
Money market funds	$62,113	$—	$—	$62,113
Investments	—	39,953	—	$39,953

	62,113	39,953	—	102,066

	June 30, 2020 (unaudited)
	Level 1	Level 2	Level 3	Total
Money market funds	$182,782	$—	$—	$182,782
Investments	—	29,995	—	29,995

	182,782	29,995	—	$212,777

As of December 31, 2018 and 2019, the Company’s cash equivalents were invested in money market funds and were valued based on Level 1 inputs. As of December 31, 2018 and 2019, the Company’s investments consisted of U.S. government agency bonds and were valued based on Level 2 inputs. In determining the fair value of its U.S. government agency bonds, the Company relied on quoted prices for similar securities in active markets or other inputs that are observable or can be corroborated by observable market data. During the years ended December 31, 2018 and 2019, there were no transfers between Level 1, Level 2 and Level 3.

As of June 30, 2020 (unaudited), the Company’s cash equivalents were invested in money market funds and were valued based on Level 1 inputs. As of June 30, 2020 (unaudited), the Company’s investments consisted of U.S. government agency bonds and were valued based on Level 2 inputs. During the six months ended June 30, 2020 (unaudited), there were no transfers between Level 1, Level 2 and Level 3.

6. Investments

As of December 31, 2018 and 2019 and June 30, 2020 (unaudited), the fair value of the Company’s investments by type of security was as follows:

	December 31, 2018
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Assets:
U.S government securities	$206,465	$1,761	$—	$208,226

	206,465	1,761	—	208,226

	December 31, 2019
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Assets:
U.S government securities	$39,355	$598	$—	$39,953

	39,355	598	—	39,953

	June 30, 2020 (unaudited)
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Assets:
U.S government securities	$29,777	$218	$—	$29,995

	29,777	218	—	29,995

7. Allowance for Doubtful Accounts

Changes in the allowance for doubtful accounts were as follows:

	December 31,		June 30,
	2018	2019	2020
			(unaudited)
Allowance for doubtful accounts, beginning of the period	$185	$396	$686
Provisions	211	717	640
Write-offs	—	(427)	(290)

Allowance for doubtful accounts, end of the period	$396	$686	$1,036

8. Business Combinations

Avizia, Inc.

In July 2018, the Company acquired all of the issued and outstanding shares of Avizia, Inc. (“Avizia”), a leading provider of acute care telehealth capability for more than forty clinical specialties, including tele-stroke and tele-behavioral health, through a share purchase agreement. The aggregate consideration paid was $137,804, which was comprised of 1,115,934 shares of the Company’s Series C convertible preferred stock valued at $72,536 and $65,268 of cash. The total acquisition related costs were $1,186 and recognized as general and administrative expense in its consolidated statements of operations and comprehensive loss during the year ended December 31, 2018. The results of operations of Avizia have been included in the Company’s consolidated statements of operations and comprehensive loss from the acquisition date. The Company recorded $10,839 of revenue and $9,725 of net loss from Avizia for the period from July 3, 2018 (date of acquisition) through December 31, 2018.

The final allocation of the purchase consideration of $137,804 as follows:

Amount
Cash	$887
Accounts receivable	6,372
Inventory	3,768
Identifiable intangible assets	40,273
Other assets	1,398

Total assets acquired	52,698
Current liabilities	(4,785)
Deferred revenue	(4,117)
Other long-term liabilities	(351)

Total liabilities assumed	(9,253)
Goodwill	94,359

Total purchase consideration	$137,804

The following table sets forth the components of identifiable intangible assets acquired and their estimated useful lives as of the acquisition date:

	Cost	Weighted Average Life (Years)
Developed technology	$37,064	10.0
Customer relationships	3,209	10.0

Total	$40,273

The fair value of the developed technology was estimated using the relief-from-royalty method, a form of the income approach, which assumes that, in lieu of ownership, a third party would be willing to pay a royalty in order to exploit the related benefits of these types of assets. The relief-from-royalty method involves two steps: (i) estimation of reasonable royalty rates for the assets and (ii) the application of these royalty rates to a revenue stream and discounting the resulting cash flows to determine a value. The Company multiplied the selected royalty rate by the forecasted net revenue stream to calculate the cost savings (i.e., relief from royalty payment) associated with the developed technology. The cash flows were then discounted to present value by the selected discount rate. Key assumptions used in this model were revenue projections, discount rates and royalty rates, all of which were estimated by management.

The fair value of the customer relationship intangible asset was estimated using the replacement method, a form of the cost approach, which estimates the costs to replace the customer base. The Company estimated the time to recreate the customer base and multiplied it by the estimated annual costs, which were based on Avizia’s historical sales and marketing costs and included an overhead allocation. The key assumption in the model was the estimated time to recreate the customer base.

Goodwill represents the excess of the purchase consideration over the estimated acquisition date fair value of the net tangible and intangible assets acquired and liabilities assumed. Goodwill is primarily attributable to expected post-acquisition synergies from integrating Avizia’s developed technology into the Company’s telehealth platform. The goodwill recorded as part of the Avizia acquisition is not deductible for U.S. federal income tax purposes.

Unaudited Pro Forma Financial Information

The following unaudited pro forma information presents the combined results of operations as if the Avizia acquisition had been completed on January 1, 2017, the beginning of the comparable prior annual reporting period. The unaudited pro forma results include adjustments primarily related to the following: (i) removal of interest expense related to the legacy debt of Avizia that was not acquired; (ii) amortization of the acquired intangible assets; (iii) fair value adjustment for deferred revenue; and (iv) the inclusion of acquisition-related costs as if the acquisition-related costs were incurred in 2017.

December 31, 2018 (unaudited)
Revenue	$130,312
Net loss	$(60,160)
Net loss per share attributable to common stockholders, basic and diluted	$(13.12)

Aligned Telehealth, Inc.

In November 2019, the Company acquired all the issued and outstanding shares of Aligned Telehealth, Inc. (“Aligned”). This acquisition will combine Aligned’s customer base with the Company’s telehealth platform to increase the number of hospitals and health plans utilizing telehealth. The aggregate consideration paid was $82,948, which consists of (i) 456,667 shares of the Company’s Series C convertible preferred stock valued at $34,250; (ii) $48,688 of cash and (iii) contingent consideration of $10. The Company is obligated to pay an earn-out up to $70,000 contingent upon Aligned achieving certain revenue and margin thresholds for the year ending December 31, 2020. The Company estimated the fair value of the contingent consideration as of the acquisition date. The contingent consideration is subject to remeasurement at each reporting date until December 31, 2020, with the remeasurement adjustment reported in the consolidated statements of operations and comprehensive loss.

The acquisition was a stock acquisition for tax purposes and accordingly, the goodwill resulting from this acquisition is not tax deductible. The total acquisition related costs were $1,494 and recognized as general and administrative expense in its consolidated statements of operations and comprehensive loss during the year ended December 31, 2019. The results of operations of Aligned have been included in the Company’s consolidated statements of operations from the acquisition date. Actual revenue and losses of Aligned since the acquisition date as well as pro forma combined results of operations for the Aligned acquisition have not been presented because the effect of the acquisition was not material to the Company’s consolidated financial results for the periods presented. There was no change in the estimated fair value of the contingent consideration during the six months ended June 30, 2020 (unaudited).

The preliminary allocation of the purchase consideration of $82,948 is as follows:

Amount
Cash	$2,938
Accounts receivable	3,612
Identifiable intangible assets	14,100
Other assets	179

Total assets acquired	20,829
Current liabilities	(3,102)
Deferred tax liability	(1,388)

Total liabilities assumed	(4,490)

Goodwill	66,609

Total purchase consideration	$82,948

The following are the identifiable intangible assets acquired and their respective weighted average useful lives, as determined based on preliminary valuations:

	Amount	Weighted Average Life (Years)
Customer relationships	$13,800	7.0
Trade name	300	7.0

Total	$14,100

Customer-relationship intangible assets were valued using the multi-period, excess-earnings method, a method that values the intangible asset using the present value of the after-tax cash flows attributable to the intangible asset only. Key assumptions used in developing the valuation included the estimated annual net cash flows (including forecasted revenue, gross margin, and expenses) and the discount rate that appropriately reflects the risk inherent in each future cash flow stream, all of which were estimated by management. Goodwill represents the excess of the purchase consideration over the estimated acquisition date fair value of the net tangible and intangible assets acquired and liabilities assumed. Goodwill is primarily attributable to expected post-acquisition cross-selling opportunities from integrating Aligned’s customer relationships with the Company’s telehealth platform.

9. Contract Balances

The Company has rights to consideration for services completed but not billed at the reporting date. Unbilled receivables are classified as receivables when the Company has the right to invoice the customer. The amount of unbilled receivables at December 31, 2018 and 2019 is $503 and $1,622 and has been included within accounts receivable on the consolidated balance sheet. The amount of unbilled receivables as of June 30, 2020 (unaudited) is $3,444 and has been included within accounts receivable on the consolidated balance sheet.

Contract liabilities consist of deferred revenue and include billings in advance of performance under the contract. Such amounts are recognized as revenue over the contractual period. For the years ended December 31, 2018 and 2019, the Company recognized revenue of $56,516 and $59,006, respectively, that was included in the corresponding contract liability balance at the beginning of the periods presented. For the six months ended June 30, 2019 and 2020 (unaudited), the Company recognized revenue of $43,046 and $41,731 respectively, that was included in the corresponding contract liability balance at the beginning of the periods presented.

The Company receives payments from customers based upon contractual billing schedules. The Company typically invoices its customers annually in advance for their annual software access fee. The Company record accounts receivable when the right to consideration becomes unconditional. Payment terms on invoiced amounts are typically net 30 days.

10. Deferred Revenues and Performance Obligations

Deferred Revenue

Significant changes in the Company’s deferred revenue balance for the years ended December 31, 2018 and 2019 and for the six months ended June 30, 2020 (unaudited) were as follows:

	Year Ended December 31,		Six Months Ended June 30,
	2018	2019	2020
			(unaudited)
Total deferred revenue, beginning of the period	$106,184	$93,299	$77,386
Additions	67,329	85,167	41,840
Recognized	(80,214)	(101,080)	(47,288)

Total deferred revenue, end of the period	$93,299	$77,386	$71,938

Current deferred revenue	64,128	66,490	62,021
Non-current deferred revenue	29,171	10,896	9,917

	$93,299	$77,386	$71,938

Transaction Price Allocated to Remaining Performance Obligations

As of December 31, 2018 and 2019, the aggregate amount of the transaction price allocated to remaining performance obligations was $176,109 and $162,230, respectively. As of June 30, 2019 and 2020 (unaudited), the aggregate amount of the transaction price allocated to remaining performance obligations was $144,145 and $145,165, respectively. The substantial majority of the unsatisfied performance obligations will be satisfied over the next three years. As it pertains to the December 31, 2019 amount, the Company expects to recognize 45% of the transaction price in the year ending December 31, 2020 in its consolidated statement of operations and comprehensive loss with the remainder recognized thereafter.

As it pertains to the June 30, 2020 (unaudited) amount, the Company expects to recognize 45% of the transaction price in the 12 month period ended June 30, 2021, in its consolidated statement of operations and comprehensive loss with the remainder recognized thereafter.

11. Deferred Contract Acquisition and Contract Fulfillment Costs

The following table represents a rollforward of the Company’s deferred contract acquisition costs:

	December 31,		June 30,
	2018	2019	2020
			(unaudited)
Beginning balance	$2,162	$2,614	$2,769
Additions to deferred contract acquisition costs	1,198	1,217	1,506
Amortization of deferred contract acquisition costs	(746)	(1,062)	(730)

Ending balance	$2,614	$2,769	$3,545
Deferred contract acquisition costs, current	$867	$1,130	$1,015
Deferred contract acquisition costs, noncurrent	1,747	1,639	2,530

Total	$2,614	$2,769	$3,545

The following table represents a rollforward of the Company’s deferred contract fulfillment costs:

	December 31,		June 30,
	2018	2019	2020
			(unaudited)
Beginning balance	$700	$1,800	$2,086
Additions to deferred contract fulfillment costs	1,674	993	247
Amortization of deferred contract fulfillment costs	(574)	(707)	(339)

Ending balance	$1,800	$2,086	$1,994
Deferred contract fulfillment costs, current	$1,494	$714	$850
Deferred contract fulfillment costs, noncurrent	306	1,372	1,144

Total	$1,800	$2,086	$1,994

12. Property and Equipment, Net

Property and equipment, net consisted of the following:

	December 31,		June 30,
	2018	2019	2020
			(unaudited)
Furniture and fixtures	$930	$930	$930
Computer and office equipment	4,336	4,843	7,174
Computer software	3,729	4,332	4,869
Leasehold improvements	2,148	2,154	2,162

	11,143	12,259	15,135
Less: Accumulated depreciation and amortization	(8,066)	(9,595)	(10,513)

Property and equipment, net	$3,077	$2,664	$4,622

Depreciation and amortization expense related to property and equipment was $1,603 and $1,769 for the years ended December 31, 2018 and 2019, respectively. Depreciation and amortization expense related to property and equipment was $930 and $918 for the six months ended June 30, 2019 and 2020 (unaudited), respectively.

13. Goodwill and Intangible Assets

Goodwill consisted of the following:

	December 31,		June 30,
	2018	2019	2020
			(unaudited)
Beginning Balance as of January 1	$32,909	$127,268	$193,877
Goodwill acquired (Note 8)	94,359	66,609	—

Ending Balance	$127,268	$193,877	$193,877

Identified intangible assets consisted of the following:

	Gross Amount	Accumulated Amortization	Carrying Value	Weighted Average Remaining Life
December 31, 2018
Customer relationships	$24,947	$(5,177)	$19,770	9.9
Contractor relationships	535	(123)	412	10.0
Trade name	—	—	—	—
Technology	37,063	(1,853)	35,210	9.5

	$62,545	$(7,153)	$55,392

	Gross Amount	Accumulated Amortization	Carrying Value	Weighted Average Remaining Life
December 31, 2019
Customer relationships	$38,782	$(7,416)	$31,366	8.0
Contractor relationships	535	(165)	370	9.0
Trade name	300	(4)	296	6.9
Technology	37,063	(5,560)	31,503	8.5

	$76,680	$(13,145)	$63,535

	Gross Amount	Accumulated Amortization	Carrying Value	Weighted Average Remaining Life
June 30, 2020 (unaudited)
Customer relationships	$38,782	$(9,398)	$29,384	7.5
Contractor relationships	535	(185)	350	8.5
Trade name	300	(27)	273	6.4
Technology	37,063	(7,412)	29,651	8.0

	$76,680	$(17,022)	$59,658

The increase in gross amount of customer relationships and trade name for the year ended December 31, 2019 are related to the acquisition of Aligned (see Note 8). Amortization expense related to intangible assets for the years ended December 31, 2018 and 2019 was $3,727 and $5,992, respectively. Amortization expense related to intangible assets for the six months ended June 30, 2019 and 2020 (unaudited) was $2,870 and $3,877, respectively.

Estimated future amortization expense of the identified intangible assets as of December 31, 2019, is as follows:

2020	$7,755
2021	7,755
2022	7,755
2023	7,755
2024	7,755
Thereafter	24,760

14. Accrued Expenses

Accrued expenses consist of the following:

	December 31,		June 30,
	2018	2019	2020
			(unaudited)
Employee compensation and benefits	$11,181	$11,698	$10,319
Professional services	1,345	3,351	4,573
Provider services	1,772	2,709	4,662
Other	5,180	9,593	8,462

Total	$19,478	$27,351	$28,016

15. Line of Credit

In January 2011, the Company entered into a credit agreement (the “Line of Credit”) with a financial institution that provides for maximum borrowings in one or more advances of an amount up to $5,000. Borrowings under the Line of Credit accrue interest at the London Interbank Offered Rate plus 1.25%. Borrowings are repayable immediately upon demand by the financial institution. In November 2017, the Line of Credit was amended to increase the maximum borrowings to $7,000. As of December 31, 2018 and 2019, the Company had no outstanding borrowings under the Line of Credit. As of June 30, 2020 (unaudited), the Company had no outstanding borrowings under the Line of Credit.

During any period that the Line of Credit is in effect, the Company can request the financial institution issue a letter of credit with a maximum maturity not to exceed twelve months. Any letters of credit issued by the financial instrument reduce the maximum borrowings available under the Line of Credit. As of December 31, 2019, the maximum borrowing available to the Company is $5,857 based on the outstanding letters of credit of $1,143 that have been issued by the financial institution. As of June 30, 2020 (unaudited), the maximum borrowing available to the Company is $5,905 based on the outstanding letters of credit of $1,095 that have been issued by the financial institution.

16. Preferred Stock

In 2018, the Company’s certificate of incorporation was amended and restated to authorize the Company to issue 15,077,778 shares of $0.01 par value preferred stock. In 2019, the Company’s certificate of incorporation was amended and restated to authorize the Company to issue 17,744,445 shares of $0.01 par value preferred stock.

The Company has issued Series A convertible preferred stock (“Series A preferred stock”), Series B convertible preferred stock (“Series B preferred stock”) and Series C convertible preferred stock (“Series C preferred stock”), collectively, the “Preferred Stock.” The Company’s Preferred Stock is classified outside of stockholders’ deficit on the consolidated balance sheets because the holders of such shares have liquidation rights in the event of a deemed liquidation that, in certain situations, is not solely within the control of the Company and would require the redemption of the then-outstanding Preferred Stock. The Preferred Stock is not redeemable, except in the event of a deemed liquidation. Because the occurrence of a deemed liquidation event is not currently probable, the carrying values of the convertible preferred stock are not being accreted to their redemption values. Subsequent adjustments to the carrying values to the convertible preferred stock would be made only when a deemed liquidation event becomes probable.

Upon issuance of each class of Preferred Stock, the Company assessed the embedded conversion and liquidation features of the shares and determined that such features did not require the Company to separately account for these features. The Company also concluded that no beneficial conversion feature existed on the issuance date of each class of Preferred Stock.

In the year ended December 31, 2018, the Company issued and sold 4,411,048 shares of Series C preferred stock at a price of $65.00 per share for gross proceeds of $286,718. The Company incurred $6,274 of issuance costs in connection with the issuance of the Series C preferred stock. Additionally, the Company issued 1,115,934 shares of Series C preferred stock at a price of $65.00 per share in connection with the acquisition of Avizia (see Note 8).

In the year ended December 31, 2019, the Company issued and sold 628,719 shares of Series C preferred stock at a price of $75.00 per share for gross proceeds of $47,154. The Company incurred $1,318 of issuance costs in connection with the issuance of the Series C preferred stock. Additionally, the Company issued 456,667 shares of Series C preferred stock at a price of $75.00 per share in connection with the acquisition of Aligned (see Note 8).

In the three months ended March 31, 2020 (unaudited), the Company issued and sold 170,000 shares of Series C preferred stock at a price of $75.00 per share for gross proceeds of $12,750. The Company incurred $261 of issuance costs in connection with the issuance of the Series C preferred stock.

In the three months ended June 30, 2020 (unaudited), the Company issued and sold 1,342,750 shares of Series C preferred stock at a price of $100.00 per share for gross proceeds of $134,275. The Company incurred $750 of issuance costs in connection with the issuance of the Series C preferred stock.

As of each balance sheet date, Preferred Stock consisted of the following:

	December 31, 2018
	Preferred Shares Authorized	Preferred Share Issued	Preferred Share Outstanding	Carrying Value	Liquidation Preference	Common Stock Issuable Upon Conversion
Series A preferred stock	3,200,000	3,178,650	3,130,077	$28,889	$50,176	27,544,675
Series B preferred stock	833,334	787,725	787,725	23,632	35,878	6,931,965
Series C preferred stock	11,044,444	9,009,747	9,009,747	523,192	450,372	79,285,678

	15,077,778	12,976,122	12,927,549	$575,713	$536,426	113,762,318

	December 31, 2019
	Preferred Shares Authorized	Preferred Share Issued	Preferred Share Outstanding	Carrying Value	Liquidation Preference	Common Stock Issuable Upon Conversion
Series A preferred stock	3,200,000	3,178,650	3,130,077	$28,889	$51,741	27,544,675
Series B preferred stock	833,334	787,725	787,725	23,632	37,060	6,931,965
Series C preferred stock	13,711,111	10,095,133	10,095,133	603,278	519,648	88,837,063

	17,744,445	14,061,508	14,012,935	$655,799	$608,449	123,313,703

	June 30, 2020
	(unaudited)
	Preferred Shares Authorized	Preferred Share Issued	Preferred Share Outstanding	Carrying Value	Liquidation Preference	Common Stock Issuable Upon Conversion
Series A preferred stock	3,200,000	3,130,077	3,130,077	$28,889	$52,521	27,544,675
Series B preferred stock	833,334	787,725	787,725	23,632	37,649	6,931,965
Series C preferred stock	13,711,111	11,607,883	11,607,883	749,292	599,641	102,149,260

	17,744,445	15,525,685	15,525,685	$801,813	$689,811	136,625,900

The holders of the Preferred Stock have the following rights and preferences:

Voting Rights

The holders of Preferred Stock are entitled to the number of votes equal to the number of shares of common stock into which such shares of Preferred Stock could convert on the record date for the determination of stockholders entitled to vote. In addition, the holders of the Preferred Stock, voting as a single class, and on an as converted to common stock basis, are entitled to elect one director of the Company. The holders of Preferred Stock, voting as a single class, and on an as converted to common stock basis, and the holders of common stock, voting as a separate class, are entitled to elect three directors of the Company. The holders of the common stock, voting as a separate class, are entitled to elect the remaining directors of the Company.

Dividends

The holders of the Preferred Stock are entitled to receive noncumulative dividends when, as and if declared by the board of directors. In addition, the holders of shares of Preferred Stock are entitled to participate pro rata on an as-converted-basis on any dividends paid to the holders of common stock. The holders of the Series B preferred stock and Series C preferred stock, collectively (the “Senior Preferred Stock”) are entitled to participate pro rata (calculated as if such Senior Preferred stock and Series A preferred stock had converted to common stock) on any dividends paid to the holders of Series A preferred stock. No dividends have been declared through December 31, 2019. No dividends have been declared through June 30, 2020 (unaudited).

Liquidation

In the event of a liquidation, voluntary or involuntary, dissolution or winding up of the Company or Deemed Liquidation Event (as defined below), the holders of the Senior Preferred Stock will be entitled to receive, on a pari passu basis, (i) an amount per share equal to the applicable Original Issue Price plus (ii) any dividends declared but unpaid plus (iii) a non-compounding five percent per annum dividend on the Original Issue Price for each share of Senior Preferred Stock from the date of original issuance. In the event that proceeds are not sufficient to permit payment in full to the holders of the Senior Preferred Stock, the proceeds will be ratably distributed among the holders of the Senior Preferred Stock.

After payments have been made in full to the holders of Senior Preferred Stock, then, to the extent available, the remaining assets of the Company available for distribution to its stockholders will be distributed among the holders of Series A preferred stock. The holders of the Series A preferred stock will be entitled to receive (i) an amount per share equal to the applicable Original Issue Price plus (ii) any dividends declared but unpaid plus (iii) a non-compounding five percent per annum dividend on the Original Issue Price for each share of Series A preferred stock from the date of original issuance. In the event that proceeds are not sufficient to permit payment in full to the holders of the Series A preferred stock, the proceeds will be ratably distributed among the holders of the Series A preferred stock.

After payments have been made in full to the holders of the Senior Preferred Stock and Series A preferred stock, then to the extent available, the holders of common stock are entitled to share ratably in the remaining assets of the Company.

Unless the holders of a majority of the Preferred Stock, voting together as a single class, on an as-converted to common stock basis, elect otherwise, a Deemed Liquidation Event includes a merger or consolidation (other than one in which stockholders of the Company own a majority by voting power of the outstanding shares of the surviving or acquiring corporation) or a sale, lease, transfer, exclusive license or other disposition of all or substantially all of the assets of the Company.

Conversion

Each share of Preferred Stock is convertible, at the option of the holder, at any time, or will automatically be converted into shares of common stock at the applicable conversion ratio then in effect (i) upon closing of a qualifying IPO at a price per share to the public of at least $6.82, subject to appropriate adjustments (described below), and with aggregate gross proceeds of at least $25,000 or (ii) upon the vote or written consent of the holders of a majority of the outstanding shares of Preferred Stock, voting together as a single class and on an as-converted to common stock basis.

The conversion ratio of each series of preferred stock is determined by dividing the Original Issuance Price of each series by the applicable Conversion Price of each series. The Original Issue Price per share is $10.00 for Series A preferred stock, $30.00 for Series B preferred stock and $45.00 for Series C preferred stock, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock.

The Conversion Price is $1.14 for Series A, $3.41 for Series B and $5.11 for Series C preferred stock. The Conversion Price is subject to appropriate adjustment in the event of any deemed issuance of additional shares, stock dividend, stock split, combination or other similar recapitalization and other adjustments as set forth in the Company’s certificate of incorporation, as amended and restated. As of December 31, 2019, each outstanding share of Preferred Stock was convertible into common stock on a 8.8-for-one basis.

17. Common Stock

As of December 31, 2018 and 2019 and June 30, 2020 (unaudited), the Company’s certificate of incorporation, as amended and restated, authorized the Company to issue 220,000,000 shares, of $0.01 par value common stock.

Each share of common stock entitles the holder to vote on all matters submitted to a vote of the Company’s stockholders. Common stockholders are entitled to receive dividends, as may be declared by the board of directors, if any, subject to the preferential dividend right of the preferred stockholders. No dividends have been declared through December 31, 2019. No dividends have been declared through June 30, 2020 (unaudited).

As of December 31, 2018 and 2019, the Company had reserved 142,495,607 and 157,998,948 shares of common stock for the conversion of the outstanding shares of Preferred stock, the exercise of outstanding stock options, the vesting of restricted stock units and the number of shares remaining available for future grant. As of June 30, 2020 (unaudited), the Company had reserved 176,631,337 shares of common stock for the conversion of the outstanding shares of Preferred stock, the exercise of outstanding stock options, the vesting of unrestricted stock units and the number of shares remaining available for future grant.

18. Equity Award Plan

The Company’s 2006 Employee, Director and Consultant Stock Plan, as amended and restated (the “Plan”), provides for the Company to grant incentive stock options, non-qualified stock options, and restricted stock units to employees, officers, and directors of the Company. The Plan is administrated by the board of directors, or at the discretion of the board of directors, by a committee of the board. The exercise prices, vesting and other restrictions are determined at the discretion of the board of directors, or their committee if so delegated, except that the exercise price of a NQSO may not be less than 85% of the fair market value of the Company’s common stock on the grant date. In addition, the term of an ISO may not exceed ten years from the grant date except in the case of an individual who owns more than ten percent of the combined voting power of all classes of the Company’s stock, then the term may not exceed five years from the grant date.

Stock options granted under the Plan typically vest over four years and expire ten years after the grant date. The Company has not granted any stock options to non-employees as of December 31, 2019. The Company has not granted any stock options to non-employees as of June 30, 2020 (unaudited).

As of December 31, 2019, the total number of shares that may be issued under the Plan was 7,445,835 shares. In the second quarter of 2020 the total share pool was amended to increase the amount of available shares by 6,447,487 shares (unaudited) for a total of 44,604,745 available shares. As of June 30, 2020 (unaudited), the total number of shares that may be issued under the Plan was 7,221,651 shares.

The following table summarizes the Company’s common stock option activity since December 31, 2018:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2018	23,362,669	$3.51	7.4	$47,760
Granted	5,011,318	$5.64
Forfeited	(2,801,464)	$4.25
Expired	(4,400)	$1.14
Exercised	(651,120)	$1.89

Outstanding at December 31, 2019	24,917,003	$3.90	6.9	$79,798
Granted (unaudited)	1,990,116	$7.10
Forfeited (unaudited)	(966,057)	$5.06
Expired (unaudited)	(131,999)	$2.16
Exercised (unaudited)	(775,498)	$3.03

Outstanding at June 30, 2020 (unaudited)	25,033,565	$4.15	6.6	$147,088
Vested and expected to vest at December 31, 2019	22,650,355	$3.73	6.7	$76,321
Vested and expected to vest at June 30, 2020 (unaudited)	25,104,499	$4.15	6.4	$137,216

Options exercisable at December 31, 2019	14,685,654	$2.83	5.5	$62,869
Options exercisable at June 30, 2020 (unaudited)	15,434,136	$3.13	5.3	$105,274

The aggregate intrinsic value of common stock options is calculated as the difference between the exercise price of the stock options and the fair value of the Company’s common stock for those stock options that had exercise prices lower than the fair value of the Company’s common stock. The aggregate intrinsic value of stock options exercised during the years ended December 31, 2018 and 2019, was $2,726 and $2,433, respectively. The aggregate intrinsic value of stock options exercised during the six months ended June 30, 2019 and 2020 (unaudited), was $1,886 and $5,265, respectively.

The Company received cash proceeds from the exercise of common stock options of $635 and $1,036 during the years ended December 31, 2018 and 2019, respectively. The Company received cash proceeds from the exercise of common stock options of $379 and $2,232 during the six months ended June 30, 2019 and 2020 (unaudited), respectively.

The weighted-average grant date fair value of common stock options granted during the years ended December 31, 2018 and 2019, was $2.70 and $2.81, respectively. The weighted-average grant date fair value of common stock options granted during the six months ended June 30, 2019 and 2020 (unaudited), was $2.78 and $3.88, respectively.

The weighted average of assumptions that the Company used to determine the fair value of the common stock options granted to employees and directors were as follows:

	Years Ended December 31,		Six Months Ended
	2018	2019	June 30, 2020 (unaudited)
Risk-free interest rate	2.96%	2.17%	1.32%
Expected term (in years)	6.0	6.0	6.1
Expected volatility	47%	50%	51%
Expected dividend yield	0%	0%	0%

Executive Equity Awards (unaudited)

In the second quarter of 2020, the Company entered into employment agreements with the Company’s two Chief Executive Officers. Each agreement provides for the acceleration of certain stock option vesting schedules and the grant of 2,860,880 restricted stock units. The stock options were modified to accelerate the vesting and to eliminate the future service period of 1,764,884 options each. The Company recognized an incremental $5,659, in aggregate, of stock-based compensation expense associated with the modification in the second quarter of 2020. For the restricted stock grants of 2,860,880 units to each CEO, they have no future service period in order to vest therefore the Company recognized $56,971, the full amount of stock-based compensation expense, in the second quarter of 2020.

In addition, there is the opportunity for each CEO to receive additional restricted stock units up to 1.5% of the Company’s fully-diluted outstanding capital stock upon the earlier to occur of either (i) an initial public offering that closes on or before December 31, 2020 or (ii) the execution of a definitive transaction agreement to enter into a “corporate transaction” on or before December 31, 2020. The percentage of capital stock subject to the IPO RSUs or the Sale RSUs (as applicable) will be based on the price per share of the Company’s common stock in the applicable transaction. The IPO RSUs will be issued 50% on the closing date of the offering based on the price per share offered to the public in the IPO, and 50% on the 180-day anniversary thereof, based on the price per share of the Company’s publicly traded common stock through that date, and will vest over a three-year period, with one-third vesting on the first anniversary of the offering’s closing date and the remaining vesting in equal quarterly installments thereafter. The Sale RSUs would be granted and immediately payable in cash on the transaction closing date. The vesting of the IPO RSUs and Sale RSUs is based upon events outside the Company’s control, therefore, the Company is not able to determine that the event is probable until the event occurs. As such, no expense has been recognized associated with these RSUs.

The grant-date fair value of each of those awards to be issued on the IPO date and the 180-day anniversary of the IPO is estimated using a binomial lattice approach. The main inputs to valuing the RSUs include the fair value of Class A common stock, expected volatility and the expected date of the IPO. The Company expects to record $23.6 million of stock-based compensation expense on the date of the IPO as the requisite future service of the awards is not substantive for accounting purposes.

Restricted Stock Units

During the years ended December 31, 2018 and 2019, the Company granted 440,915 and 2,616,345 restricted stock units. The 440,915 restricted stock units granted in 2018 at a grant date fair value of $5.56 were fully vested upon issuance. The 2,616,345 restricted stock units granted in 2019 vest over the service period of two to four years. During the six months ended June 30, 2020 (unaudited), the Company granted 5,779,611 restricted stock units which were either fully vested upon issuance or vest over the service period of three years.

The following table summarizes the unvested restricted stock unit activity for the year ended December 31, 2019 and six months ended June 30, 2020 (unaudited):

	Shares	Weighted Average Grant Date Fair Value
Unvested at December 31, 2018	—	$—
Granted	2,616,345	5.78
Vested	(293,937)	5.77
Forfeited	—	—

Unvested at December 31, 2019	2,322,408	$5.79
Granted (unaudited)	5,779,611	9.92
Vested (unaudited)	(351,798)	5.99
Forfeited (unaudited)	—	—

Unvested at June 30, 2020 (unaudited)	7,750,221	$8.86

The amount of compensation costs recognized for the years ended December 31, 2018 and 2019 on the restricted stock units expected to vest were $2,448 and $2,282, respectively. The amount of compensation costs recognized for the six months ended June 30, 2020 (unaudited) on the restricted stock units expected to vest was $31,988. There was no compensation cost recognized during the six months ended June 30, 2019 (unaudited). The aggregate intrinsic value of restricted stock units vested for the years ended December 31, 2018 and 2019, was $2,448 and $1,693, respectively.

Stock-Based Compensation

Stock-based compensation expense was classified in the consolidated statements of operations and comprehensive loss as follows:

	Year Ended December 31,		Six Months Ended June 30,
	2018	2019	2019	2020
			(unaudited)	(unaudited)
Cost of revenues	$611	$536	$236	$359
Research and development	866	1,477	809	1,436
Selling and marketing	1,881	2,418	1,308	1,546
General and administrative	4,311	7,704	2,718	68,755

Total	$7,669	$12,135	$5,071	$72,096

As of December 31, 2018 and 2019, total unrecognized compensation cost related to the unvested common stock-based awards was $20,135 and $31,581, respectively, which is expected to be recognized over weighted-average periods of 3.40 years and 2.87 years, respectively. As of June 30, 2020 (unaudited), total unrecognized compensation cost related to the unvested common stock-based awards was $29,486, which is expected to be recognized over weighted-average periods of 2.06 years.

19. Leases

The Company’s primary lease represents the lease for its corporate headquarters in Boston, Massachusetts which it entered into in December 2010 and expires in November 2021. Rent expense for the year ended December 31, 2018 was $4,100. At inception of a contract, the Company determines if a contact meets the definition of a lease. A lease is a contract, or part of a contract, that conveys the right to control the use of identified property, plant, or equipment (an identified asset) for a period of time in exchange for consideration.

The Company assesses throughout the period of use whether the Company has both of the following: i) the right to obtain substantially all of the economic benefits from use of the identified asset, and ii) the right to direct the use of the identified asset. This determination is reassessed if the terms of the contract are changed. Leases are classified as operating or finance leases based on the terms of the lease agreement and certain characteristics of the identified asset. Right-of-use assets and operating lease liabilities are recognized at lease commencement date based on the present value of the minimum future lease payments.

The carrying value of the Company’s right-of-use assets are substantially concentrated in real estate as the Company primarily leases office space. The Company’s policy is not to record leases with an original lease term of one year or less on the consolidated balance sheets. The Company recognizes lease expense for these short-term leases on a straight-line basis over the lease term.

Certain lease agreements contain options to terminate the lease before maturity. The Company does not have any lease contracts with the option to purchase as of December 31, 2019. Payments to be made in option periods are recognized as part of the right-of-use lease assets and lease liabilities when the Company is reasonably certain that the option to extend the lease will be exercised or the option to terminate the lease will not be exercised, or is not at the Company’s option. The Company determines whether the reasonably certain threshold is met by considering contract-, asset-, market-, and entity-based factors.

	Year Ended	Six Months Ended	Six Months Ended
	December 31, 2019	June 30, 2019	June 30, 2020
		(unaudited)	(unaudited)
The components of lease cost under ASC 842 were as follows:
Operating lease cost	$6,649	$3,226	$3,281
Short-term lease cost	—	—	—
Variable lease cost	—	—	—

Total lease cost	$6,649	$3,226	$3,281

	Year Ended	Six Months Ended	Six Months Ended
	December 31, 2019	June 30, 2019	June 30, 2020
		(unaudited)	(unaudited)
Supplemental cash flow information:
Cash paid for amounts included in measurement of lease liabilities:
Operating cash flows from operating leases	$6,480	$3,184	$3,443
Non-cash lease activity:
Right-of-use lease assets obtained in exchange for new operating lease liability:
Operating leases	$355	$—	$—

	December 31, 2019	June 30, 2019	June 30, 2020
		(unaudited)	(unaudited)
Supplemental balance sheet information related to leases is as follows:
Operating leases
Operating lease right-of-use assets	$11,944	$14,178	$8,892

Total operating right-of-use lease assets	$11,944	$14,178	$8,892

Operating lease liabilities, current	6,232	6,168	6,162
Operating lease liabilities, net of current portion	7,164	9,616	4,038

Total operating lease liabilities	$13,396	$15,784	$10,200

Weighted-average remaining lease term (in years)	2.0 years	2.2 years	1.3 years
Weighted-average discount rate	3.3%	3.2%	3.3%

As of December 31, 2019, minimum future lease payments for these operating leases were as follows:

Year ending December 31, 2019
2020	$6,925
2021	6,102
2022	583
2023	230
2024	—
Thereafter	—

Total lease payments	$13,840

Less imputed interest	444

Total present value of lease liabilities	$13,396

As of December 31, 2018, minimum future lease payments for these operating leases under ASC 840 were as follows:

Year ending December 31, 2018	Operating Leases
2019	$6,609
2020	6,925
2021	6,102
2022	583
2023	230

Total lease payments	$20,449

20. Commitments and Contingencies

Indemnification

The Company’s arrangements generally include certain provisions for indemnifying customers against third-party claims asserting infringement of certain intellectual property rights in the ordinary course of business. The Company also regularly indemnifies customers against third-party claims that the company’s products or services breach applicable law or regulation or from claims resulting from a breach of the business associate agreement in place with the customer. In addition, the Company indemnifies its officers, directors and certain key employees while they are serving in good faith in their capacities. Through December 31, 2019, there have been no claims under any indemnification provisions. Through June 30, 2020 (unaudited), there have been no claims under any indemnification provisions.

Litigation

From time to time, and in the ordinary course of business, the Company may be subject to various claims, charges, and litigation. As of December 31, 2019, the Company did not have any pending claims, charges or litigation that it expects would have a material adverse effect on its consolidated financial position, results of operations or cash flows. As of June 30, 2020 (unaudited), the Company did not have any pending claims, charges or litigation that it expects would have a material adverse effect on its consolidated financial position, results of operations or cash flows.

21. Income Taxes

During the year ended December 31, 2018 and for the six months ended June 30, 2019 and 2020 (unaudited), the Company recorded no income tax benefits for the net losses incurred and the research and development tax credits earned in each year, due to its uncertainty of realizing a benefit from those items.

During the year ended December 31, 2019, an income tax benefit of $803 was recognized which primarily represents the release of a portion of the Company’s deferred tax asset valuation allowance in connection with the acquisition of Aligned (see Note 8) offset by state taxes. As a result of the Aligned acquisition, $1,388 of the Company’s pre-acquisition deferred tax assets were expected to become realizable in the post-acquisition period due to the reversal of acquired temporary differences. In this circumstance, the reduction in the Company’s valuation allowance is recognized as an income tax benefit rather than as part of the accounting for the business combination.

For the years ended December 31, 2018 and 2019 and for the six months ended June 30, 2019 and 2020 (unaudited), the Company’s loss before income taxes is primarily generated in the United States as the pre-tax loss from the Company’s foreign subsidiary is not significant.

A reconciliation of the U.S. federal statutory income tax rate to the Company’s effective income tax rate is as follows:

	Year Ended December 31,
	2018	2019
Federal statutory income tax rate	21.0%	21.0%
State taxes, net of federal benefit	(2.8)	3.0
Change in deferred tax asset valuation allowance	(16.1)	(21.3)
Stock-based compensation	(1.0)	(1.1)
Other	(1.1)	(0.7)

Effective income tax rate	0.0%	0.9%

Net deferred tax assets as of December 31, 2018 and 2019 consisted of the following:

	Year Ended December 31,
	2018	2019
Deferred tax assets:
Net operating loss carryforwards	$63,840	$85,979
Research and development credit carryforwards	2,550	2,527
Deferred revenue	11,138	8,450
Stock-based compensation	4,442	5,043
Startup costs	350	250
Operating lease liabilities	—	3,297
Other	782	932

Total deferred tax assets	83,102	106,478

Deferred tax liabilities:
Investment basis difference in NTN	(2,196)	(1,875)
Intangibles	(9,871)	(11,821)
Operating lease right-of-use assets	—	(2,940)
Other	(1,602)	(1,343)

Total deferred tax liabilities	(13,669)	(17,979)

Valuation allowance	(69,433)	(88,499)

Net deferred tax assets	$—	$—

The Company has evaluated the positive and negative evidence bearing upon its ability to realize the deferred tax assets. Management has considered the Company’s history of cumulative net losses incurred since inception and has concluded that it is more likely than not that the Company will not realize the benefits of the deferred tax assets. Accordingly, a full valuation allowance has been established against the net deferred tax assets as of December 31, 2018 and 2019 and June 30, 2020 (unaudited). Management reevaluates the positive and negative evidence at each reporting period.

Changes in the valuation allowance for deferred tax assets during the years ended December 31, 2018 and 2019 related primarily to the increase in net operating loss carryforwards and research and development tax credit carryforwards in 2018 and 2019 and were as follows:

	Year Ended December 31,
	2018	2019
Valuation allowance as of beginning of the year	$61,029	$69,433
Increases recorded to income tax provision	8,404	20,454
Decreases recorded as a benefit to income tax provision	—	(1,388)

Valuation allowance as of end of year	$69,433	$88,499

As of December 31, 2019, the Company has federal net operating loss carryforwards of approximately $343,241, which begin to expire in 2026. The Company has state net operating losses of approximately $234,924, which began to expire in 2020. The Company’s federal net operating losses generated for the years ended December 31, 2019 and 2018, which amounted to a total of $109,759 can be carried forward indefinitely. In addition, the Company has federal and state and research and development tax credit carryforwards of $1,602 and $924, which begin to expire in 2027 and 2023, respectively.

Utilization of the Company’s net operating loss (“NOL”) carryforwards and research and development (“R&D”) credit carryforwards may be subject to a substantial annual limitation due to ownership change limitations that have occurred previously or that could occur in the future in accordance with Section 382 of the Internal Revenue Code of 1986 (“Section 382”) as well as similar state provisions. These ownership changes may limit the amount of NOL and R&D credit carryforwards that can be utilized annually to offset future taxable income and taxes, respectively. In general, an ownership changes as defined by Section 382 results from transactions increasing the ownership of certain shareholders or public groups in the stock of a corporation by more than 50% over a three-year period. Since its formation, the Company has raised capital through the issuance of capital stock on several occasions. These financings, combined with the purchasing shareholders’ subsequent disposition of those shares, could result in a change of control as defined by Section 382. The Company conducted an analysis under Section 382 to determine if historical changes in ownership through December 31, 2019, would limit or otherwise restrict its ability to utilize its NOL and R&D credit carryforwards. As a result of this analysis, the Company does not believe there are any significant limitations on its ability to utilize these carryforwards generated through December 31, 2019. However, changes in ownership occurring after December 31, 2019, could affect the limitation in future years, and any limitation may result in expiration of a portion of the NOL or R&D credit carryforwards before utilization.

The Company recognizes both accrued interest and penalties related to unrecognized tax benefits in income tax expense. The Company has not recorded any interest and penalties since it has not had any unrecognized tax benefits since its inception. The tax years 2006 through 2019 remain open to examination by major taxing jurisdictions to which the Company is subject, which is primarily in the United States (U.S.), as carryforward attributes generated in prior years may still be adjusted upon examination by the Internal Revenue Service (IRS) or state tax authorities if they have or will be used in a future period. The Company files income tax returns in the U.S. federal and various state jurisdictions. There are currently no federal or state audits in progress by the IRS or any other jurisdictions for any tax years.

22. Related-Party Transactions

Teva Pharmaceuticals, Industries Ltd

Teva Pharmaceuticals, Industries Ltd (“Teva”) is a related party because it is a principal stockholder of the Company. In addition, a member of the Company’s board of directors is the President and CEO of Teva

Pharmaceuticals’ North America Generics Business. In 2015, the Company sold Teva a total of 1,212,122 shares of its Series C preferred stock, at the same price paid by all other investors, which resulted in gross proceeds to the Company of $60,000. During the years ended December 31, 2018 and 2019, the Company recognized revenue of $14,561 and $33, respectively from contracts with this customer. As of December 31, 2018 and 2019, short-term and long-term deferred revenue from this customer was not material. As of December 31, 2018 and 2019, there were no amounts due from Teva.

During the six months ended June 30, 2019 and 2020 (unaudited), revenues recognized, short-term and long-term deferred revenue and amounts due from this customer were not material.

Philips Holding USA, Inc.

Philips Holding USA, Inc. (“Philips”) is a related party because it is a principal stockholder of the Company. In addition, a member of the Company’s board of directors is the Business Leader of Philips Population Health Management. In 2015, the Company sold Philips a total of 923,076 shares of its Series C preferred stock, at the same price paid by all other investors, which resulted in gross proceeds to the Company of $60,000. During the years ended December 31, 2018 and 2019, the Company recognized revenue of $719 and $1,021, respectively from contracts with this customer. As of December 31, 2018 and 2019, the Company held short-term and long-term deferred revenue of $3,692 and $2,549, respectively from contracts with this customer. As of December 31, 2018 and 2019, amounts due from Philips were not material.

During the six months ended June 30, 2019 and 2020 (unaudited), the Company recognized revenue of $226 and $708, respectively from contracts with this customer. As of June 30, 2020 (unaudited), the Company held short-term and long-term deferred revenue of $1,281 from contracts with this customer. As of June 30, 2020 (unaudited), amounts due from Philips were $190.

Anthem Inc.

Anthem Inc. (“Anthem”) is a related party because it is a principal stockholder of the Company. In addition, a member of the Company’s board of directors is a Vice President of Anthem. In 2012 and 2014, the Company sold Anthem a total of 708,890 shares of its Series C preferred stock, at the same price paid by all other investors, which resulted in gross proceeds to the Company of $31,900. During the years ended December 31, 2018 and 2019, the Company recognized revenue of $24,381 and $34,095, respectively from contracts with this customer. As of December 31, 2018 and 2019, the Company held short-term and long-term deferred revenue of $16,852 and $11,561, respectively from contracts with this customer. As of December 31, 2018 and 2019, amounts due from Anthem were $910 and $2,499, respectively.

During the six months ended June 30, 2019 and 2020 (unaudited), the Company recognized revenue of $15,284 and $27,155, respectively from contracts with this customer. As of June 30, 2020 (unaudited), the Company held short-term and long-term deferred revenue of $6,947 from contracts with this customer. As of June 30, 2020 (unaudited), amounts due from Anthem were $546.

Cleveland Clinic

Cleveland Clinic is a related party because a member of the Company’s board of directors is an executive advisor to Cleveland Clinic. During the years ended December 31, 2018 and 2019, the Company recognized revenue of $1,473 and $1,262, respectively from contracts with this customer. As of December 31, 2018 and 2019, the Company held short-term and long-term deferred revenue of $478 and $180, respectively from contracts with this customer. As of December 31, 2018 and 2019, amounts due from Cleveland Clinic were not material.

During the six months ended June 30, 2019 and 2020 (unaudited), the Company recognized revenue of $627 and $490, respectively, from contracts with this customer. As of June 30, 2020 (unaudited), the Company held short-term and long-term deferred revenue of $570 from contracts with this customer. As of June 30, 2020 (unaudited), amounts due from Cleveland Clinic were not material.

CCAW, JV LLC (unaudited)

CCAW, JV LLC is a related party because it is a joint venture formed between the Company and Cleveland Clinic for which the Company has a less than majority owned interest in. During the six months ended June 30, 2020 the Company made an initial investment in CCAW, JV LLC of $2,940 for its less than 50% interest in the joint venture. During the six months ended June 30, 2020 (unaudited) the Company recognized revenue of $786 from contracts with this customer. As of June 30, 2020 (unaudited), the Company held short and long term deferred revenue of $776 from contracts with this customer. As of June 30, 2020 (unaudited), amounts due from CCAW, JV LLC were not material.

Loan to Officer

During the year ended December 31, 2019, the Company entered into secured promissory notes with the Company’s Chief Financial Officer in the amount of $1,781 at stated interest rates of approximately 1.6%, compounded annually. These loans were to fund the taxes associated with the restricted stock units and are collateralized by all of the capital stock of the Company that the employee owned or would own in the future and the employees’ personal assets. These loans are recorded within prepaids and other current assets in the Company’s consolidated balance sheet. The loans outstanding will be repaid at the earlier of the contractually stated term of one year from the date it was signed or immediately prior to issuance of an initial public offering.

During the six months ended June 30, 2020, the Company entered into additional secured promissory notes with the Company’s Chief Financial Officer in the amount of $497 at stated interest rates of 1.5%-1.6% per year, compounded annually. These loans were to fund the taxes associated with the restricted stock units and are collateralized by all of the capital stock of the Company that the employee owned or would own in the future and the employees’ personal assets. The loans outstanding will be repaid at the earlier of the contractually stated term of one year from the date it was signed or immediately prior to issuance of an initial public offering.

23. Employee Benefit Plan

The Company has established a defined contribution savings plan under Section 401(k) of the Internal Revenue Code. This plan covers substantially all employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pretax basis, subject to legal limitations. Company contributions to the plan may be made at the discretion of the Company’s board of directors. The Company contributed a total of $1,349 and $1,966 to the plan for the years ended December 31, 2018 and 2019, respectively. The Company contributed a total of $1,075 and $1,116 to the plan for the six months ended June 30, 2019 and 2020 (unaudited), respectively.

24. Net Loss per Share

Basic and diluted net loss per share attributable to common stockholders was calculated as follows:

	Year Ended December 31,		Six Months Ended June 30,
	2018	2019	2019	2020
			(unaudited)	(unaudited)
Numerator:
Net loss	$(52,312)	$(88,366)	$(41,572)	$(113,444)
Net income (loss) attributable to non-controlling interest	362	(1,176)	(828)	(2,405)

Net loss attributable to American Well Corporation	$(52,674)	$(87,190)	$(40,744)	$(111,039)

Denominator:
Weighted-average common shares outstanding—basic and diluted	40,583,826	41,138,798	40,936,028	41,793,108

Net loss per share attributable to common stockholders—basic and diluted	$(1.30)	$(2.12)	$(1.00)	$(2.66)

The Company’s potential dilutive securities, which include stock options, convertible preferred stock and unvested restricted stock units, have been excluded from the computation of diluted net loss per share as the effect would be to reduce the net loss per share. Therefore, the weighted-average number of common shares outstanding used to calculate both basic and diluted net loss per share attributable to common stockholders is the same. The Company excluded the following potential common shares equivalents presented based on amounts outstanding at each period end, from the computation of diluted net loss per share attributable to common stockholders for the periods indicated because including them would have had an anti-dilutive effect:

	Year Ended December 31,		Six Months Ended June 30,
	2018	2019	2019	2020
			(unaudited)	(unaudited)
Convertible preferred stock (as converted to common stock)	113,762,318	123,313,703	113,762,320	136,625,900
Unvested restricted stock units	—	2,322,408	—	2,028,461
Options to purchase shares of common stock	23,362,669	24,917,003	24,685,600	25,033,565

	137,124,987	150,553,114	138,447,920	163,687,926

Unaudited Pro Forma Net Loss Per Share Attributable to Common Stockholders

In the accompanying consolidated statements of operations and comprehensive loss, the unaudited pro forma basic and diluted net loss per share attributable to common stockholders for the year ended December 31, 2019 and the six months ended June 30, 2020, has been prepared to give effect, upon the closing of qualified IPO, to the automatic conversion of all shares of convertible preferred stock outstanding into shares of common stock as if the proposed IPO had occurred on the later of January 1, 2019, or the issuance date of the convertible preferred stock. Additionally, in June 2020, in anticipation of the IPO, the Company granted the IPO RSUs to the co-CEOs. The IPO RSUs will be settled in Class A common stock once the awards are each vested (vesting occurs over a three-year period). For the purposes of pro forma net loss per share, all of the Class A common shares underlying the IPO RSUs are included as the requisite future service is not substantive for accounting purposes.

The following table sets forth the computation of the unaudited pro forma basic and diluted net loss per share:

	Year Ended	Six Months Ended
	December 31, 2019	June 30, 2020
	(unaudited)	(unaudited)
Numerator:
Net loss attributable to American Well Corporation stockholders	$(87,190)	$(111,039)
Pro forma net loss attributable to common stockholders	$(87,190)	$(111,039)
Denominator:
Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	41,138,798	41,793,108
Pro forma adjustment to reflect automatic conversion of convertible preferred stock upon completion of IPO	114,419,589	128,042,215
Pro forma adjustment to reflect the assumed vesting of the IPO RSUs with service periods satisfied,	—	174,442

Weighted-average shares used in computing pro forma net loss per share, basic and diluted	155,558,387	170,009,765

Pro forma net loss per share, basic and diluted	$(0.56)	$(0.65)

25. Subsequent Events

For its consolidated financial statements as of and for the year ended December 31, 2019, the Company evaluated subsequent events through June 1, 2020, the date on which those financial statements were issued, and, with respect to the stock split described below, through September 8, 2020.

Stock Loans

The Company entered into additional secured promissory notes with the Company’s Chief Financial Officer in the amount of $497 at stated interest rates of 1.5%-1.6% per year, compounded annually. These loans were to fund the taxes associated with the restricted stock units and are collateralized by all of the capital stock of the Company that the employee owned or would own in the future and the employees’ personal assets. The loans outstanding will be repaid at the earlier of the contractually stated term of one year from the date it was signed or immediately prior to issuance of an initial public offering.

Issuance of Preferred Stock

In the first quarter of 2020, the Company issued 170,000 shares of Series C preferred stock to various investors at a per share price of $75 resulting in gross proceeds of $12,750.

In the second quarter of 2020, the Company issued 1,342,750 shares of Series C preferred stock to various investors at a per share price of $100 resulting in gross proceeds of $134,275.

Stock Split

On August 28, 2020 the Company effected an 8.8-for-1.0 stock split of its issued and outstanding shares of common stock and a proportional adjustment to the existing conversion ratios for each series of the Company’s Preferred Stock (see Note 16). The corresponding number of shares and exercise prices related to stock options and RSUs were also adjusted. The impact of the stock split has been applied retrospectively to all periods presented.

26. Subsequent Events (Unaudited)

For its interim consolidated financial statements as of and for the six months ended June 30, 2020, the Company evaluated subsequent events through August 24, 2020, the date on which these financial statements were issued, and, with respect to the stock split described above, through September 8, 2020.

In the third quarter of 2020, the Company granted 4,029,031 restricted stock units to employees of the Company. Based upon the terms of the agreements, 451,000 restricted stock units will vest immediately with the remainder vesting over a three or four year period.

In the third quarter of 2020, the Company’s Chief Financial Officer paid all secured promissory notes with the Company. As of August 24, 2020 there are no secured promissory notes outstanding to any individuals who are classified as officers.

On August 22, 2020, the Company entered into a stock purchase agreement with Google LLC (“Google”) to issue Google $100,000 worth of shares of Class C common stock, with the price per share to be equal to the purchase price to the public in the Company’s initial public offering of Class A common stock. Closing of the Google investment is contingent on the closing of the initial public offering of Class A common stock.

The Company also entered into an agreement with Google to enable telehealth video traffic of Amwell Home and Amwell Now, a version of Amwell Home that enables access to video visits and that does not require any app download, on the Google Cloud Platform. This agreement contemplates that Amwell will be Google Cloud’s global telehealth solution platform partner for telehealth video visits and that the Google Cloud Platform will be the Company’s global cloud platform partner for telehealth video visits.

In July and August 2020, the Company’s board of directors adopted, and the Company’s stockholders approved, respectively, the American Well Corporation 2020 Equity Incentive Plan (the “2020 Plan”), under which the Company may grant cash and equity incentive awards to eligible service providers in order to attract, motivate and retain the talent for which the Company competes.

In July and August 2020, the Company’s board of directors adopted, and the Company’s stockholders approved, respectively, the 2020 Employee Stock Purchase Plan (the “ESPP”), which is expected to become effective as of January 1, 2021.

35,000,000 Shares

PROSPECTUS

MORGAN STANLEY	GOLDMAN SACHS & CO. LLC	PIPER SANDLER

UBS INVESTMENT BANK	CREDIT SUISSE COWEN	BERENBERG

            , 2020

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

Amount to Be Paid
SEC registration fee	$83,591
FINRA filing fee	95,540
Listing fee	25,000
Transfer agent’s fees	5,000
Printing and engraving expenses	235,000
Legal fees and expenses	2,500,000
Accounting fees and expenses	2,000,000
Blue Sky fees and expenses	0
Miscellaneous	55,869

Total	$5,000,000

Each of the amounts set forth above, other than the registration fee and the FINRA filing fee, is an estimate.

Item 14. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the registrant. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. Article 7 of the registrant’s certificate of incorporation provides for indemnification by the registrant of its directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law. The registrant has entered into indemnification agreements with each of its current directors and executive officers to provide these directors and executive officers additional contractual assurances regarding the scope of the indemnification set forth in the registrant’s amended and restated certificate of incorporation and amended and restated bylaws and to provide additional procedural protections. There is no pending litigation or proceeding involving a director or executive officer of the registrant for which indemnification is sought.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or (iv) for any transaction from which the director derived an improper personal benefit. The registrant’s Certificate of Incorporation provides for such limitation of liability.

The registrant maintains standard policies of insurance under which coverage is provided (a) to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, and (b) to the registrant with respect to payments which may be made by the registrant to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

The proposed form of underwriting agreement filed as Exhibit 1 to this registration statement provides for indemnification of directors and officers of the registrant by the underwriters against certain liabilities.

Item 15. Recent Sales of Unregistered Securities

Since January 1, 2017, the registrant has sold the following securities without registration under the Securities Act of 1933:

1. Pursuant to share purchase agreements entered into between us and the other parties identified therein, on April 7, 2017, we issued 276,923 shares of our Series C Convertible Preferred Stock at $65.00 per share.

2. Pursuant to share purchase agreements entered into between us and the other parties identified therein, on October 31, 2017, we issued 166,924 shares of our Series C Convertible Preferred Stock at $65.00 per share.

3. Pursuant to share purchase agreements entered into between us and the other parties identified therein, on January 8, 2018, we issued 911,539 shares of our Series C Convertible Preferred Stock at $65.00 per share.

4. Pursuant to share purchase agreements entered into between us and the other parties identified therein, on February 5, 2018, we issued 232,321 shares of our Series C Convertible Preferred Stock at $65.00 per share.

5. Pursuant to share purchase agreements entered into between us and the other parties identified therein, in May 2018, we issued 1,999,999 shares of our Series C Convertible Preferred Stock at $65.00 per share.

6. Pursuant to share purchase agreements entered into between us and the other parties identified therein, in June 2018, we issued 1,681,753 shares of our Series C Convertible Preferred Stock at $65.00 per share.

7. Pursuant to share purchase agreements entered into between us and the other parties identified therein, in July 2018, we issued 371,549 shares of our Series C Convertible Preferred Stock at $65.00 per share, aside from those issued on July 3, 2018.

8. Pursuant to share purchase agreements entered into between us and the other parties identified therein, on July 3, 2018, we issued 1,115,934 shares of our Series C Convertible Preferred Stock at $65.00 per share, as a result of the acquisition.

9. Pursuant to share purchase agreements entered into between us and the other parties identified therein, in November 2019, we issued 430,000 shares of our Series C Convertible Preferred Stock at $75.00 per share as a result of an acquisition.

10. Pursuant to share purchase agreements entered into between us and the other parties identified therein, in December 2019, we issued 26,667 shares of our Series C Convertible Preferred Stock at $75.00 per share as a result of an acquisition.

11. Pursuant to share purchase agreements entered into between us and the other parties identified therein, between December 2019 and March 2020, we issued 798,719 shares of our Series C Convertible Preferred Stock at $75.00 per share.

12. Pursuant to share purchase agreements entered into between us and the other parties identified therein in May 2020, we issued 1,342,750 shares of our Series C Convertible Preferred Stock at $100.00 per share.

13. We granted 19,422,197 stock options to employees and consultants under our 2006 Employee, Director and Consultant Stock Plan through August 31, 2020 at a weighted average exercise price of $5.40 per share.

14. Pursuant to a share purchase agreement entered into between us and Google LLC, in August 2020, we agreed to issue $100 million of shares of our Class C common stock at the price to the public in this offering.

We claimed exemption from registration under the Securities Act for the sales and issuances of securities in the transactions described in paragraph (1)-(11) above under Section 4(a)(2) of the Securities Act, in that such sales and issuances did not involve a public offering or, in the case of paragraph (12), under Rule 701 promulgated under the Securities Act, in that they were offered and sold either pursuant to written compensatory plans or pursuant to a written contract relating to compensation, as provided by Rule 701.

Item 16. Exhibits and Financial Statement Schedules

(a) The following exhibits are filed as part of this registration statement:

Exhibit Number	Description
1.1*	Form of Underwriting Agreement

2.1*	Agreement and Plan of Merger and Reorganization by and among American Well Corporation, Apollo Subsidiary Corporation, Apollo Subsidiary LLC, Avizia, Inc., dated April 29, 2018

2.2*	First Amendment to Agreement and Plan of Merger and Reorganization by and among American Well Corporation, Apollo Subsidiary Corporation, Apollo Subsidiary LLC, Avizia, Inc., dated June 13, 2018.

3.1*	Form of Amended and Restated Certificate of Incorporation (to be effective upon the closing of this offering)

3.2*	Form of By-Laws (to be effective upon the closing of this offering)

4.1*	Form of Common Stock Certificate

4.2*	Second Amended and Restated Investors’ Rights Agreement, dated October 8, 2010

4.3*	Amendment No. 1 to Second Amended and Restated Investors’ Rights Agreement, dated November 1, 2016

4.4*	Amendment No. 2 to Second Amended and Restated Investors’ Rights Agreement, dated May 29, 2018

4.5*	Amendment No. 3 to Second Amended and Restated Investors’ Rights Agreement, dated September 5, 2019

5.1*	Opinion of Davis Polk & Wardwell LLP

10.1#*	Amended and Restated 2006 Employee, Director and Consultant Stock Plan, as amended

10.2#*	Form of Non-Qualified Stock Option Agreement under the 2006 Employee, Director and Consultant Stock Plan

10.3#*	Form of Incentive Stock Option Agreement under the 2006 Employee, Director and Consultant Stock Plan

10.4#*	Form of Restricted Stock Unit Agreement under the 2006 Employee, Director and Consultant Stock Plan

10.5#*	2020 Equity Incentive Plan

10.6†*	Amended and Restated Vendor Agreement, dated December 23, 2014, by and among American Well Corporation and Anthem Inc.

10.7†*	Amendment No. 1 to the Amended and Restated Vendor Agreement, dated September 30, 2015, by and among American Well Corporation and Anthem Inc.

10.8†*	Amendment No. 2 to the Amended and Restated Vendor Agreement, dated December 5, 2016, by and among American Well Corporation, Health Management Corporation dba LiveHealth Online and Anthem Inc.

Exhibit Number	Description

10.9†*	Amendment No. 3 to the Amended and Restated Vendor Agreement, dated October 31, 2017, by and among American Well Corporation and Health Management Corporation dba LiveHealth Online

10.10†*	Amendment No. 4 to the Amended and Restated Vendor Agreement, dated February 2018, by and among American Well Corporation and Health Management Corporation dba LiveHealth Online

10.11*	Joint Venture Formation and Limited Liability Company Investment Agreement National Telehealth Network, LLC, dated December 20, 2012, between SellCore, Inc. and American Well Corporation

10.12*	Amendment No. 1 to the Joint Venture Formation and Limited Liability Company Investment Agreement National Telehealth Network, LLC, dated January 1, 2016, between SellCore, Inc. and American Well Corporation

10.13*	Provider Agreement, dated February 25, 2013, by and among Anthem Insurance Companies, Inc. and Online Care Network, P.C.

10.14†*	Amendment to Provider Agreement, dated December 21, 2018, by and among Anthem Insurance Companies, Inc. and Online Care Group P.C.

10.15*	Provider Agreement, dated February 25, 2013, by and among Blue Cross of California and Online Care Network, P.C.

10.16†*	Amendment to Provider Agreement, dated December 21, 2018, by and among Blue Cross of California and Online Care Group P.C.

10.17*	Transfer Agreement, dated January 1, 2019, by and among Anthem Insurance Companies, Inc. and American Well Corporation

10.18†*	Amendment No.5 to the Amended and Restated Vendor Agreement, dated December 31, 2018, by and among American Well Corporation and health Management Corporation dba LiveHealth Online

10.19*	Form of Indemnification Agreement

10.20#§*	Employment Agreement between American Well Corporation and Ido Schoenberg, dated June 18, 2020

10.21#§*	Employment Agreement between American Well Corporation and Roy Schoenberg, dated June 18, 2020

10.22#§*	Offer Letter for Keith W. Anderson, dated August 8, 2018

10.23#*	2020 Employee Stock Purchase Plan

10.24#*	Restricted Stock Unit Agreement between American Well Corporation and Ido Schoenberg, dated June 18, 2020

10.25#*	Restricted Stock Unit Agreement between American Well Corporation and Roy Schoenberg, dated June 18, 2020

10.26†*	Business Support Agreement, dated February 25, 2013, by and among National Telehealth Network, LLC and Online Care Network P.C. and, as to certain sections, Peter Antall, M.D.

10.27*	Amendment No. 6 to the Business Support Agreement, dated August 1, 2017, by and among National Telehealth Network, LLC and Online Care Network P.C.

10.28†*	Business Support Subcontractor Services Agreement, dated February 25, 2013, by and among National Telehealth Network, LLC and American Well Corporation

10.29*	Amendment No. 4 to the Business Support Subcontractor Services Agreement, dated August 1, 2017, by and among National Telehealth Network, LLC and American Well Corporation

10.30#*	Amendment No. 1 to the Amended and Restated 2006 Employee, Director and Consultant Stock Plan, dated October 25, 2018

Exhibit Number	Description

10.31#*	Amendment No. 2 to the Amended and Restated 2006 Employee, Director and Consultant Stock Plan, dated July 19, 2019

10.32#*	Amendment No. 3 to the Amended and Restated 2006 Employee, Director and Consultant Stock Plan, dated May 7, 2020

10.33*	Stock Purchase Agreement, dated August 22, 2020, by and among American Well Corporation and Google LLC.

10.34#§*	Employment Agreement between American Well Corporation and Kurt Knight, dated August 26, 2020

10.35#§*	Employment Agreement between American Well Corporation and Keith Anderson, dated September 7, 2020

21.1*	List of subsidiaries of American Well Corporation

23.1	Consent of PricewaterhouseCoopers LLP

23.2*	Consent of Davis Polk & Wardwell LLP (included in Exhibit 5.1)

24.1*	Power of Attorney (included on signature page)

*	Previously Filed
#	Indicates a management contract or compensatory plan
§	Exhibits and schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K and will be provided on a supplemental basis to the Securities and Exchange Commission upon request.
†	Portions of this exhibit have been redacted in compliance with Regulation S-K Item 601(a)(6) and Item 601(b)(10).

(b) All financial statement schedules are omitted because they are not applicable or the information is included in the Registrant’s consolidated financial statements or related notes.

Item 17. Undertakings

The undersigned registrant hereby undertakes:

(a) The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this registration statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit Number	Description
1.1*	Form of Underwriting Agreement

2.1*	Agreement and Plan of Merger and Reorganization by and among American Well Corporation, Apollo Subsidiary Corporation, Apollo Subsidiary LLC, Avizia, Inc., dated April 29, 2018

2.2*	First Amendment to Agreement and Plan of Merger and Reorganization by and among American Well Corporation, Apollo Subsidiary Corporation, Apollo Subsidiary LLC, Avizia, Inc., dated June 13, 2018.

3.1*	Form of Amended and Restated Certificate of Incorporation (to be effective upon the closing of this offering)

3.2*	Form of By-Laws (to be effective upon the closing of this offering)

4.1*	Form of Common Stock Certificate

4.2*	Second Amended and Restated Investors’ Rights Agreement, dated October 8, 2010

4.3*	Amendment No. 1 to Second Amended and Restated Investors’ Rights Agreement, dated November 1, 2016

4.4*	Amendment No. 2 to Second Amended and Restated Investors’ Rights Agreement, dated May 29, 2018

4.5*	Amendment No. 3 to Second Amended and Restated Investors’ Rights Agreement, dated September 5, 2019

5.1*	Opinion of Davis Polk & Wardwell LLP

10.1#*	Amended and Restated 2006 Employee, Director and Consultant Stock Plan, as amended

10.2#*	Form of Non-Qualified Stock Option Agreement under the 2006 Employee, Director and Consultant Stock Plan

10.3#*	Form of Incentive Stock Option Agreement under the 2006 Employee, Director and Consultant Stock Plan

10.4#*	Form of Restricted Stock Unit Agreement under the 2006 Employee, Director and Consultant Stock Plan

10.5#*	2020 Equity Incentive Plan

10.6†*	Amended and Restated Vendor Agreement, dated December 23, 2014, by and among American Well Corporation and Anthem Inc.

10.7†*	Amendment No. 1 to the Amended and Restated Vendor Agreement, dated September 30, 2015, by and among American Well Corporation and Anthem Inc.

10.8†*	Amendment No. 2 to the Amended and Restated Vendor Agreement, dated December 5, 2016, by and among American Well Corporation, Health Management Corporation dba LiveHealth Online and Anthem Inc.

10.9†*	Amendment No. 3 to the Amended and Restated Vendor Agreement, dated October 31, 2017, by and among American Well Corporation and Health Management Corporation dba LiveHealth Online

10.10†*	Amendment No. 4 to the Amended and Restated Vendor Agreement, dated February 2018, by and among American Well Corporation and Health Management Corporation dba LiveHealth Online

10.11*	Joint Venture Formation and Limited Liability Company Investment Agreement National Telehealth Network, LLC, dated December 20, 2012, between SellCore, Inc. and American Well Corporation

Exhibit Number	Description

10.12*	Amendment No. 1 to the Joint Venture Formation and Limited Liability Company Investment Agreement National Telehealth Network, LLC, dated January 1, 2016, between SellCore, Inc. and American Well Corporation

10.13*	Provider Agreement, dated February 25, 2013, by and among Anthem Insurance Companies, Inc. and Online Care Network, P.C.

10.14†*	Amendment to Provider Agreement, dated December 21, 2018, by and among Anthem Insurance Companies, Inc. and Online Care Group P.C.

10.15*	Provider Agreement, dated February 25, 2013, by and among Blue Cross of California and Online Care Network, P.C.

10.16†*	Amendment to Provider Agreement, dated December 21, 2018, by and among Blue Cross of California and Online Care Group P.C.

10.17*	Transfer Agreement, dated January 1, 2019, by and among Anthem Insurance Companies, Inc. and American Well Corporation

10.18†*	Amendment No.5 to the Amended and Restated Vendor Agreement, dated December 31, 2018, by and among American Well Corporation and health Management Corporation dba LiveHealth Online

10.19*	Form of Indemnification Agreement

10.20#§*	Employment Agreement between American Well Corporation and Ido Schoenberg, dated June 18, 2020

10.21#§*	Employment Agreement between American Well Corporation and Roy Schoenberg, dated June 18, 2020

10.22#§*	Offer Letter for Keith W. Anderson, dated August 8, 2018

10.23#*	2020 Employee Stock Purchase Plan

10.24#*	Restricted Stock Unit Agreement between American Well Corporation and Ido Schoenberg, dated June 18, 2020

10.25#*	Restricted Stock Unit Agreement between American Well Corporation and Roy Schoenberg, dated June 18, 2020

10.26†*	Business Support Agreement, dated February 25, 2013, by and among National Telehealth Network, LLC and Online Care Network P.C. and, as to certain sections, Peter Antall, M.D.

10.27*	Amendment No. 6 to the Business Support Agreement, dated August 1, 2017, by and among National Telehealth Network, LLC and Online Care Network P.C.

10.28†*	Business Support Subcontractor Services Agreement, dated February 25, 2013, by and among National Telehealth Network, LLC and American Well Corporation

10.29*	Amendment No. 4 to the Business Support Subcontractor Services Agreement, dated August 1, 2017, by and among National Telehealth Network, LLC and American Well Corporation

10.30#*	Amendment No. 1 to the Amended and Restated 2006 Employee, Director and Consultant Stock Plan, dated October 25, 2018

10.31#*	Amendment No. 2 to the Amended and Restated 2006 Employee, Director and Consultant Stock Plan, dated July 19, 2019

10.32#*	Amendment No. 3 to the Amended and Restated 2006 Employee, Director and Consultant Stock Plan, dated May 7, 2020

Exhibit Number	Description

10.33*	Stock Purchase Agreement, dated August 22, 2020, by and among American Well Corporation and Google LLC.

10.34#§*	Employment Agreement between American Well Corporation and Kurt Knight, dated August 26, 2020

10.35#§*	Employment Agreement between American Well Corporation and Keith Anderson, dated September 7, 2020

21.1*	List of subsidiaries of American Well Corporation

23.1	Consent of PricewaterhouseCoopers LLP

23.2*	Consent of Davis Polk & Wardwell LLP (included in Exhibit 5.1)

24.1*	Power of Attorney (included on signature page)

*	Previously Filed
#	Indicates a management contract or compensatory plan
§	Exhibits and schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K and will be provided on a supplemental basis to the Securities and Exchange Commission upon request.
†	Portions of this exhibit have been redacted in compliance with Regulation S-K Item 601(a)(6) and Item 601(b)(10).

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, State of Massachusetts, on the 15th day of September, 2020.

American Well Corporation

By:	/s/ Bradford Gay
	Name:	Bradford Gay
	Title:	Senior Vice President, General Counsel

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Ido Schoenberg, MD	Chairman and co-Chief Executive Officer (principal executive officer)	September 15, 2020

* Roy Schoenberg, MD, MPH	President and co-Chief Executive Officer (principal executive officer)	September 15, 2020

* Keith Anderson	Chief Financial Officer (principal financial officer)	September 15, 2020

* Paul McNeice	Vice President of Accounting (principal accounting officer)	September 15, 2020

* Deval Patrick	Director	September 15, 2020

* Brendan O’Grady	Director	September 15, 2020

* Dr. Peter Slavin	Director	September 15, 2020

* Dr. Nazim Cetin	Director	September 15, 2020

* Derek Ross	Director	September 15, 2020

* Stephen Schlegel	Director	September 15, 2020

Signature	Title	Date

* Dr. Delos (Toby) Cosgrove	Director	September 15, 2020

By:	/s/ Bradford Gay
Attorney-in-Fact